40-33

K&L|GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Mitra Shakeri
D 202.778.9024
F 202.778.9100
mitra.shakeri@klgates.com

SEC Mail Processing Section
JUL 25 2008
Washington, DC
106

July 25, 2008

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
JUL 31 2008
THOMSON REUTERS

Re: Morgan Keegan Select Fund, Inc. (File No. 811-09079)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the following pleading, which have been filed in the United States District Court for the Western District of Tennessee:

- Complaint captioned *Daniels v. Morgan Keegan & Company, Inc., et al.*, filed on or about July 11, 2008.

Additionally included for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the 1940 Act is a copy of the following shareholders derivative complaint, which has been filed in the Chancery Court Tennessee for the Thirtieth Judicial District at Memphis, Shelby County:

- Shareholders Derivative Complaint captioned *Landers v. Morgan Asset Management, Inc., et al.*, filed on or about March 28, 2008.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Mitra Shakeri

Enclosures

08016848

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

C. FRED DANIELS, AS TRUSTEE *AD LITEM* for THE GEORGE E. VON GAL III, INTERVIVOS Q-TIP TRUST UNDER AGREEMENT; for THE ALICE C. CADE FOR THE BENEFIT OF CARROLL CORBIN BAYS TRUST; for THE DORIS C. BRAISTED TRUST FOR THE BENEFIT OF DAVID BRAISTED UNDER WILL; for THE TESTAMENTARY TRUST UNDER THE WILL OF ANNIE MUSCOTT FOR THE BENEFIT OF FAIRVIEW HEIGHTS NORTHSIDE BAPTIST CHURCH; for the PATRICIA PENZONE IRREVOCABLE TRUST FOR THE BENEFIT OF CHARLES A. PENZONE; for THE VICTORIA THOMAS TESTAMENTARY TRUST; and for a CLASS OF ALL SIMILARLY SITUATED TRUSTS AND CUSTODIAL ACCOUNTS, TOGETHER WITH THEIR RESPECTIVE TRUSTEES, REPRESENTATIVES, AND FIDUCIARIES,

Plaintiffs,

v.

MORGAN ASSET MANAGEMENT, INC., MORGAN KEEGAN & COMPANY, INC., MK HOLDING, INC., REGIONS FINANCIAL CORPORATION, ALLEN B. MORGAN, JR., J. KENNETH ALDERMAN, WILLIAM JEFFERIES MANN, JACK R. BLAIR, ALBERT C. JOHNSON, JAMES STILLMAN R. MCFADDEN, W. RANDALL PITTMAN, MARY S. STONE, ARCHIE W. WILLIS, III, CARTER E. ANTHONY, BRIAN B. SULLIVAN, JOSEPH C. WELLER, J. THOMPSON WELLER, CHARLES D. MAXWELL, DAVID M. GEORGE, MICHELE F. WOOD, JAMES C. KELSOE, JR., DAVID H. TANNEHILL, and PRICEWATERHOUSECOOPERS, LLP,

Defendants.

CLASS ACTION

JURY DEMAND

COMPLAINT

For their Complaint, the Plaintiffs individually and on behalf of the Class defined below, say the following:

1. This is an action by Plaintiffs on behalf of a Class of all trusts (the "Trusts") and custodial accounts (the "Custodial Accounts") (and their respective trustees, representatives, and fiduciaries): (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, one or more classes of shares of Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and/or Regions Morgan Keegan Select High Income Fund ("High Income Fund") (together, "the Funds"), during the period December 6, 2004 through February 6, 2008 (the "Class Period"); and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions (as defined in the "Amended Order Appointing Trustee *ad Litem*" attached to this Complaint as Exhibit A and incorporated by reference), against the Funds' investment adviser, its officers and directors, its accounting firm, distributor of the Funds' shares, and the controlling persons of such entities, for the violation of the disclosure requirements of federal securities laws and the federal Investment Company Act. The Funds and the Defendants misrepresented or failed to disclose material facts relating to (i) the nature of the risks being assumed by an investment in the Funds, (ii) the illiquidity of certain securities in which the Funds invested, (iii) the extent to which the Funds' portfolios contained securities that were illiquid or exhibited the characteristics of illiquid securities so that they were highly vulnerable to suddenly becoming unsalable at their estimated values at the prices at which they were being carried on the Funds' records, (iv) the extent to which the Funds' portfolios were subject to fair value procedures, (v) the extent to which the

values of such securities, and, consequently, the net asset values ("NAVs") of the Funds, were based on estimates of value and the uncertainty inherent in such estimated values, (vi) the concentration of investments in a single industry and (vii) the NAVs of the Funds.

2. Defendants did not disclose the concentration, liquidity and valuation risks and uncertainties being taken by the Funds and investors therein as a result of the Funds investing an extraordinarily large (as compared with their respective peer funds) portion of their respective portfolios in exotic, complex, thinly traded, market-untested securities of uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses for the Funds' investors. The direct and immediate cause of these losses was the composition of these Funds' portfolios that caused them to carry a much higher undisclosed exposure to these concentration, liquidity and valuation risks than their respective peers.

3. Plaintiff Daniels (defined below), by and through the undersigned attorneys, brings this action upon the investigation conducted by and through Daniels and Plaintiffs' counsel as to the matters alleged below, including, without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources (including the Morgan Keegan website), news reports, press releases and other matters of public record, prospectuses, statements of additional information ("SAIs"), annual and semi-annual reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

JURISDICTION AND VENUE

4. This action arises under:

(a) The Securities Act of 1933, as amended, 15 U.S.C. §§ 77a *et seq*. (the "Securities Act"), and, in particular, under §§ 11, 12(a)(2), and 15, 15 U.S.C. §§ 77k, 77l, and 77o;

(b) The Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq*. ("ICA" or "1940 Act"), and, in particular, under §§ 34(b) and 47(b), 15 U.S.C. §§ 80a-34(b) and 80a-46(b); and

(c) The Securities Exchange Act of 1934, as amended, 15 U.S.C. §§ 78a *et seq*. ("Exchange Act"), and, in particular, under §§ 10(b) and 20(a), 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC [17 C.F.R. § 240.10b-5].

5. Venue is proper in this District, pursuant to Section 22 of the Securities Act, Section 44 of the 1940 Act, Section 27 of the Exchange Act and 28 U.S.C. § 1391(b), because most of the Defendants have principal places of business in this District or reside in this District and many of the acts complained of occurred in this District.

6. In connection with the conduct alleged herein, the Defendants used the means and instrumentalities of interstate commerce, including the United States mails and interstate telephone facilities.

PARTIES

7. Morgan Keegan Select Fund, Inc. (the "Company") was organized as a Maryland corporation on October 27, 1998. The Company is an open-end, management investment company registered under the 1940 Act. The Company consists of three portfolios, each with its

own investment objective: Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("High Income Fund"), each of which funds has three classes of shares (A, C and I). The Intermediate and High Income Funds began operation on March 22, 1999; the Short Term Fund began operations as a Morgan Keegan Select fund on November 4, 2005. This action relates to all three Funds. No claim is asserted herein against the Company or the Funds. The High Income Fund was closed to new investors in December 2002, except that any shareholder who owned this fund in an existing account could continue to purchase additional shares in its account. No claim is asserted herein against the Company.

8. Regions Bank is the trustee of Trusts, and the directed trustee, agent, or custodian of Custodial Accounts, that purchased, otherwise acquired, or held, shares of the Funds during the Class Period.

9. Perceiving at least a potential conflict between its interests as a defendant in one or more of the Class Actions (and as an affiliate of other defendants in the Class Actions) on the one hand, and its interests and duties as a fiduciary for Trusts and Custodial Accounts that purchased, otherwise acquired, or held, shares of one or more of the Funds on the other, Regions Bank petitioned the Judge of Probate of Jefferson County, Alabama for an order appointing a Trustee *ad Litem* for the limited and specific purposes of monitoring, evaluating, and participating in the Class Actions and taking any and all appropriate actions on behalf of the Trusts and the Custodial Accounts relating to the Funds. The Court granted that petition. A copy of the resulting "Amended Order Appointing Trustee *ad Litem*" (the "Appointment Order") is attached to this Complaint as Exhibit A and incorporated herein by reference.

10. The Appointment Order appoints Plaintiff C. Fred Daniels ("Daniels") as Trustee *ad Litem*. Daniels files this action in his capacity as Trustee *ad Litem*: for the George E. Von Gal, III Irrevocable Inter Vivos Q-Tip Trust Under Agreement; for the Alice C. Cade for the Benefit of CarrollCorbin Bays Trust; for the Doris C. Braisted Trust for the Benefit of David Braisted Under Will; for the Testamentary Trust Under The Will Of Annie Muscott For The Benefit Of Fairview Heights Northside Baptist Church; for the Patricia Penzone Irrevocable Trust For the Benefit Of Charles A. Penzone; for the Victoria Thomas Testamentary Trust (collectively, the "Representative Plaintiff Trusts"), and for a Class of all Trusts and Custodial Accounts (and their respective trustees, representatives, and fiduciaries): (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, shares of one or more classes of any of the Funds during the Class Period; and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions.

11. By filing this action, neither Daniels nor the Representative Plaintiff Trusts acknowledge, contend, or assert that any of the Representative Plaintiff Trusts or other Trusts or Custodial Accounts (or their respective trustees, representatives, and fiduciaries) included in the Class defined above are in fact excluded from any previously-filed Class Action. Rather, this action is filed to further the purposes of the Appointment Order, i.e., to protect the interests of the Trusts and Custodial Accounts.

12. Defendant Morgan Asset Management, Inc. ("Morgan Management"), a registered investment adviser, pursuant to investment advisor agreements between it and the Company, managed and advised the Funds at all times relevant herein. Morgan Management is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management is a wholly-owned subsidiary of MK Holding, Inc. Under the terms of the

agreements, the Short Term Fund, Intermediate Fund and High Income Fund are charged annual management fees, before any waivers, of 0.35% (0.25% after waiver), 0.4% and 0.75% based on average daily net assets, respectively, which are calculated daily and paid monthly based on the average daily net assets of the Funds. Morgan Management usually describes itself in press releases as "the investment advisory arm of Regions Financial Corporation (NYSE: RF). Morgan Asset Management is the investment advisor to Regions Morgan Keegan Trust, Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income Fund, Inc. With locations throughout the South, Morgan Asset Management, an affiliate of Morgan Keegan & Co. Inc., manages more than $33 billion for institutions and high net worth individuals.

13. Defendant MK Holding, Inc. ("Holding"), is a wholly-owned subsidiary of Regions Financial Corporation ("Regions") and the wholly-owning parent of Morgan Management.

14. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly-owned subsidiary of Regions, is a full service securities broker/dealer and is headquartered in Memphis, Tennessee. It performed administration services for the Funds and distributed the Funds' shares at all times relevant herein; Morgan Keegan also received commissions on the sale of shares of the Funds. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer during most of the Class Period and, pursuant to a Fund Accounting Service Agreement with the Company, provided portfolio accounting services to the Funds for an annual fee of 0.03% based on the average daily net assets of the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and

Service Agreement, each Fund pays Morgan Keegan an annual base fee per share class plus a variable fee based on the number of shareholder accounts.

15. The Company has adopted two Distribution Plans pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plans"), one with respect to Class A Shares and the other with respect to Class C Shares of the Funds. The 12b-1 Plans compensate Morgan Keegan, the Funds' primary Distributor, and other dealers and investment representatives for services and expenses relating to the sale and distribution of the Funds' shares. Under the Class A Shares' 12b-1 Plan, the Funds pay a fee at an annual rate of up to 0.25% of the average daily net assets with respect to Class A Shares of the Funds. Under the Class C Shares' 12b-1 Plan, the Short Term Bond, Intermediate Bond and High Income Funds pay a fee at an annual rate of 0.45%, 0.60% and 0.75%, respectively, of the average daily net assets with respect to Class C Shares of each Fund.

16. Defendant Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company (NYSE: RF) and the wholly-owing parent corporation of Regions Bank, Holding (which owns Morgan Management) and Morgan Keegan. The Funds' shares were marketed, offered and sold by and through subsidiaries owned or controlled by Regions. Regions disclosed in its Form 10-Q dated November 9, 2007: "In addition to providing traditional commercial and retail banking services, Regions provides additional financial services including securities brokerage, asset management, financial planning, mutual funds, investment banking, insurance, mortgage origination and servicing, equipment financing and other specialty financing. Regions provides brokerage services and investment banking from approximately 430 offices of Morgan Keegan & Company, Inc. ("Morgan Keegan"), one of the largest investment firms based in the South." In the Funds' annual and semi-annual reports to shareholders during the Class Period, Regions described the "Regions family of companies [to] include [sic] Regions

Bank, Regions Mortgage, EquiFirst Corp., Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK High Income Fund, Inc., RMK Strategic Income Fund, Inc., Regions Morgan Keegan Trust, FSB, Rebsamen Insurance, and other Regions affiliates." As additionally set forth below, Regions actively used its name to brand as a Regions product and service the mutual fund investment opportunities offered by the Funds.

17. Defendant Allen B. Morgan, Jr., is and was during the Class Period a Director and Chairman of the Company. During the Class Period, he also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director of Morgan Keegan.

18. Defendant J. Kenneth Alderman is and was during the Class Period a Director of the Company. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of Morgan Management. He has been Executive Vice President of Regions.

19. Defendant William Jefferies Mann was during part of the Class Period a Director of the Company.

20. Defendant Jack R. Blair is and was during part of the Class Period a Director of the Company.

21. Defendant Albert C. Johnson is and was during part of the Class Period a Director of the Company.

22. Defendant James Stillman R. McFadden is and was during the Class Period a Director of the Company.

23. Defendant W. Randall Pittman is and was during the Class Period a Director of the Company.

24. Defendant Mary S. Stone is and was during the Class Period a Director of the Company.

25. Defendant Archie W. Willis, III, is and was during the Class Period a Director of the Company.

26. The Board has a standing Audit Committee. The standing Audit Committee consists of all the Directors of the funds who are not interested persons of the Company, as that term is defined in the 1940 Act ("Independent Directors"). The Audit Committee's function is to recommend to the Board the appointment of the independent accountants to conduct the annual audit of the Company's financial statements; review with the independent accountants the outline, scope and results of this annual audit and review the performance and fees charged by the independent accountants for professional services. The Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. During the three fiscal years ended June 30, 2007, the Board's Audit Committee held ten meetings.

27. In its annual reports to shareholders during the Class Period, the Company held out Defendants Johnson, McFadden, Pittman and Stone as members of the Company's Audit Committee who are "financial experts." The Company stated in its 2004 and 2005 annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR."

In the 2006 annual report to the Funds' shareholders, the Company included Albert C. Johnson as a "financial expert."

28. The Board also has a standing Independent Directors Committee consisting of all the Independent Directors. The Independent Directors Committee must determine at least annually whether the funds' advisory, underwriting, Rule 12b-1 and other arrangements should be approved for continuance for the following year. The Independent Directors Committee is also responsible for evaluating and recommending the selection and nomination of candidates for Independent Director, assessing whether Directors should be added or removed from the Board and recommending to the Board policies concerning Independent Director compensation, investment in the funds and resources.

29. The Company has a Qualified Legal Compliance Committee ("QLCC") that consists of all of the Independent Directors. The QLCC receives, reviews and takes appropriate action with respect to any report made or referred to the QLCC by an attorney of evidence of a material violation of applicable U.S. federal or state securities law, material breach of fiduciary duty under U.S. federal or state law or a similar material violation by the funds or by an officer, director, employee or agent of the funds. During the three fiscal years ended June 30, 2007, the Board's QLCC held no meetings.

30. Defendant Carter E. Anthony was President of the Funds from 2003 to 2006. He also, from 2002 to 2006, was President and Chief Investment Officer of Morgan Management. From 2000 to 2002, he served as Executive Vice President and Director of Capital Management Group, Regions Financial Corporation. From 1989 to 2000, he was Vice President-Trust Investments, National Bank of Commerce.

31. Defendant Brian B. Sullivan is and has been since 2006 President of the Funds and President and Chief Investment Officer of Morgan Management. He also has served as President of AmSouth Asset Management, Inc., which has merged into Morgan Management. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982 through 1996, Mr. Sullivan served in various capacities including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation.

32. Defendant Joseph C. Weller was from 1999 to 2006 Treasurer of the Funds. He has been Executive Vice President and Chief Financial Officer of Morgan Keegan & Company, Inc. since 1969, Treasurer and Secretary of Morgan Keegan & Company, Inc. since 1969 and Executive Managing Director of Morgan Keegan & Company, Inc. since 1969. He also has served as a Director of Morgan Asset Management, Inc. since 1993.

33. Defendant J. Thompson Weller, the son of Defendant Joseph C. Weller, is and was since 2006 Treasurer of the Funds. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan.

34. Defendant Charles D. Maxwell is and was during the Class Period Secretary and Assistant Treasurer of the Funds. He also has been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of Morgan Management.

35. Defendant David M. George was until 2006 the Chief Compliance Officer of the Funds. He was also a Senior Vice President of Morgan Keegan. He has over twenty years of

industry experience in broker/dealer regulation but none in registered investment company regulation. Mr. George is a member of the NASD District 5 Focus Group and Securities Industry Association's Compliance and Legal Division.

36. Defendant Michele F. Wood is and was during part of the Class Period Chief Compliance Officer of the Funds. She also has been the Chief Compliance Officer of Morgan Management since 2006 and is also a Senior Vice President of Morgan Keegan. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006.

37. Defendant James C. Kelsoe, Jr., CFA, is and was during the Class Period the Senior Portfolio Manager of the Funds and of Morgan Management.

38. Defendant David H. Tannehill, CFA, is and was during the Class Period the Portfolio Manager of the Funds and of Morgan Management.

39. The above identified Defendant officers and directors of the Funds, Morgan Management, Morgan Keegan, Holding, and Regions are sometimes hereinafter referred to as "MK Defendants."

40. During the Class Period, the Funds' officers and directors owned less than two percent of all classes of the Funds' outstanding shares.

41. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of December 31, 2004 (An asterisk (*) indicates officers and/or Directors who are "interested persons" of the Company as defined by the 1940 Act by virtue of their positions with Morgan Keegan and Morgan Asset Management, Inc. (the "Adviser")):

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr.*	Over $100,000	Over $100,000	23
J. Kenneth Alderman*	$50,001-100,000	Over $100,000	23
William Jeffries Mann	None	$10,001-$50,000	23
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	23
Mary S. Stone	None	$10,001-$50,000	23
W. Randall Pittman	None	$10,001-$50,000	23
Archie W. Willis III	None	$10,001-$50,000	23

42. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of December 31, 2005.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr.*	Over $100,000	Over $100,000	18
J. Kenneth Alderman*	$50,001-100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$10,001-$50,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

43. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of September 30, 2007.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr.*	Over $100,000	Over $100,000	18
J. Kenneth Alderman*	$50,001-100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$50,001-$100,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

44. Based on the preceding three paragraphs, all but one of the Funds' five or six independent directors during the Class Period owned none to insignificant dollar amounts of the Funds' shares and were also directors of 15 or 20 other mutual funds in the Regions Morgan Keegan fund family. Thus, a minimal to non-existent portion of these purported independent directors' personal assets was at risk in the Funds, and they were necessarily preoccupied with the other 15 or 20 Regions Morgan Keegan funds of which they were directors during the Class Period, failing to devote the necessary and appropriate attention to the concentration, liquidity and valuation risks and uncertainties unique (as compared with the other Regions Morgan Keegan funds) to the Funds.

45. Defendant PricewaterhouseCoopers, LLP, a limited liability partnership ("PWC"), is a national public accounting and auditing firm that, during the Class Period, had one of its several principal places of business in Tennessee. During the Class Period, PWC audited the Funds' annual financial statements, reviewed the Fund's semi-annual financial statements, issued reports on the Funds' internal controls, and read the Funds' prospectuses and each amendment thereto and affirmed the financial information therein to the extent that such information was derived from the Funds' audited financial statements. At all relevant times, PWC held itself out as possessing special expertise in the auditing of financial statements of, and the management of, registered investment companies such as the Funds.

46. Because of the MK Defendants' positions with the Funds, they had access to the adverse undisclosed information about its business, operations, products, operational trends, financial statements, markets and present and future business prospects via access to internal corporate documents (including the Funds' operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

47. It is appropriate to treat the MK Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Funds' public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above MK Defendants, by virtue of their high-level positions with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds and their business,

operations, products, growth, financial statements, and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein, were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Funds, and approved or ratified these statements, in violation of the federal securities laws.

48. Each of the MK Defendants had a duty to disseminate promptly, accurate and truthful information with respect to the Funds' financial condition and performance, growth, operations, financial statements, business, products, markets, management, earnings and present and future business prospects, and to correct any previously issued statements that had become materially misleading or untrue, so that the price of the Funds' shares would be based upon truthful and accurate information. The MK Defendants' misrepresentations and omissions violated these specific requirements and obligations.

49. The MK Defendants participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports, sales materials and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with the Company, the Funds, Morgan Management, Morgan Keegan, Holding, and/or Regions, each of the MK Defendants had access to the adverse undisclosed information about the Funds' business prospects and financial condition and performance as particularized herein and knew (or recklessly disregarded) that these adverse facts rendered the positive representations made by or about the Funds and its business issued or adopted by the Funds materially false and misleading.

50. The MK Defendants, because of their positions of control and authority as officers and/or directors of the Company, the Funds, Morgan Management, Morgan Keegan, Holding, and/or Regions, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Funds. Each MK Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the MK Defendants is responsible for the accuracy of the public reports and releases detailed herein and is therefore primarily liable for the representations contained therein.

51. Each of the Defendants is liable as a participant in a fraudulent scheme and course of conduct that operated as a fraud or deceit on purchasers of the Funds shares by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (i) deceived the investing public regarding the Funds' business, operations, management and the intrinsic value of the Funds' shares; (ii) enabled Defendants to reap millions of dollars in advisory, management and administrative fees while in possession of material adverse non-public information about the Funds; and (iii) caused Plaintiffs and other members of the Class to purchase the Funds shares at artificially inflated prices.

52. Defendants either:

(a) participated, directly or indirectly, in the wrongful conduct alleged herein;

(b) combined to engage in the wrongful transactions and dealings alleged herein;

(c) knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or

(d) benefited from the wrongful conduct alleged.

CLASS ACTION ALLEGATIONS

53. The Class that Plaintiffs seek to represent is a Class of all Trusts and Custodial Accounts (and their respective trustees, representatives, and fiduciaries): (a) for which Regions Bank is a trustee or a directed trustee, custodian, or agent; (b) that purchased, otherwise acquired, or held, one or more classes of shares of the Short Term Fund, the Intermediate Fund and/or the High Income Fund, during the Class Period; and (c) which are effectively excluded from, or are inadequately protected by, previously-filed Class Actions (as defined in the Appointment Order).

54. There are questions of law and fact common to Plaintiffs and the other members of the Class that predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to this Class are the following:

(a) Whether, as alleged herein, Defendants violated, or are otherwise to be held liable under, §§ 11, 12, and 15 of the Securities Act; § 34(b) of the ICA; §§ 10(b) and 20(a) of the Exchange Act; and Rule 10b-5;

(b) Whether Defendants participated in and pursued the common course of conduct complained of;

(c) Whether the Defendants participated in a fraudulent scheme and course of conduct as alleged herein.

(d) Whether in documents disseminated to the investing public and the Funds' shareholders, and filed with the SEC during the Class Period, Defendants omitted and/or misrepresented material facts about the uncertain value of the Funds' assets, the Funds' pricing, the Funds' valuation practices, the illiquidity of the

Funds' assets, and the risks involved in owning the Funds' shares, including risks posed by illiquidity, and valuation uncertainty, as alleged herein;

(e) Whether, in omitting to state and/or misrepresenting material facts, Defendants acted in such a manner as to be liable to the Funds' shareholders pursuant to the statutory claims asserted herein;

(f) Whether registration statements issued and amended by the Funds during the Class Period were false and misleading as alleged herein;

(g) Whether the Funds were managed in a manner inconsistent with their respective investment restrictions and MK Defendants' representations about how the Funds would be managed;

(h) Whether the Defendants engaged in, or failed to identify, portfolio transactions that were inconsistent with the Funds' investment restrictions and that violated the 1940 Act as alleged herein;

(i) Whether the Funds and Morgan Management affirmatively determined the liquidity of each security, of lack thereof, purchased by the Funds at the time of purchase;

(j) Whether PWC failed to identify portfolio transactions that were inconsistent with, or in violation of, the Funds' investment restrictions and that violated the 1940 Act, failed to advise the Funds' board of directors of such matters, and failed to disclose such matters to the Funds' shareholders and prospective shareholders;

(k) Whether PWC undertook to inform the Funds' officers and directors of facts, circumstances or practices that violated the Funds' investment restrictions or that otherwise posed significant risks to the Funds and their shareholders;

(l) Whether PWC conducted its audits of the Funds' financial statements during the Class Period in accordance with generally accepted auditing standards;

(m) Whether the Funds' annual financial statements were presented in accordance with generally accepted accounting principles or whether those financial statements omit required financial statements and financial statement disclosures;

(n) Whether the value of certain of the Funds' assets and, accordingly, the Funds' NAVs, were uncertain;

(o) Whether the Defendants failed to adhere to required and disclosed valuation procedures;

(p) Whether Morgan Management priced all of the assets of the Funds on a daily basis and whether they violated the 1940 Act by issuing and redeeming shares in the Funds on any days when they did not price all of the Funds' assets;

(q) Whether Plaintiffs and the other members of the Class are entitled to rescind their purchases of the Funds' shares during the Class Period;

(r) Whether Plaintiffs and the other members of the Class have sustained damages as a result of the disclosure deficiencies and other unlawful conduct alleged herein; and

(s) If Plaintiffs and the other members of the Class have been so damaged, what the proper measure of damages is.

55. This action is properly maintained as a class action for the following reasons:

(a) The Class members are so numerous that joinder of all such Class members is impracticable;

(b) There are questions of law or fact common to the Class;

(c) The claims of the named Plaintiffs are typical of the claims of the Class;

(d) The named Plaintiffs will fairly and adequately protect the interests of the Class;

(e) The named Plaintiffs and the Class are represented by counsel experienced in class action and securities litigation;

(f) The questions of law or fact common to the Class predominate over any questions affecting only individual Class members;

(g) A class action is superior to other available methods for the fair and efficient adjudication of the controversy; and

(h) Plaintiffs know of no difficulty that should be encountered in the management of this litigation that would preclude its maintenance as a class action.

STATEMENT OF FACTS: ALL DEFENDANTS
THE FUNDS' AND THEIR LOSSES

56. The Intermediate and High Income Funds were opened in 1999; the Short Term Fund began operations as a series of the Company in 2005 following the merger of the Short Term Fund with a fund the management rights to which were acquired by Morgan Management. The Funds' shares were issued pursuant to prospectuses included as part of a SEC Form N-1A registration statement filed with the SEC. The first registration statement relating to the Funds was filed on October 27, 1998 and was amended thereafter on at least the following dates: October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007.

57. As of November 23, 2007, Morningstar reported the High Income Fund's NAV was down almost 55% year-to-date; from December 31, 2006 until November 30, 2007, the High Income Fund's NAV per share declined from $10.14 to $3.91 for a loss of $6.23 per share, or 61.4%.

58. As of November 23, 2007, Morningstar reported the Intermediate Fund's NAV was down over 43% year-to-date; from December 31, 2006 until November 30, 2007, the Intermediate Fund's NAV per share declined from $9.93 to $5.07 for a loss of $4.86 per share or 48.9%.

59. Based on its December 31, 2007 NAV, Morningstar reported the Short Term Fund's total return was a negative 11.6% during calendar 2007; from December 31, 2006 until December 31, 2007, the Short Term Fund's NAV per share declined from $10.09 to $8.44 for a loss of $1.65 per share or 16.4%.

60. Of 426 other short-term bond funds, 439 other intermediate-term bond funds, and 253 other high-yield bond funds, none suffered losses of this magnitude during the same period.

61. These extraordinary losses in share value were caused (1) by the Funds' extraordinarily large (as compared with the Funds' respective peer funds) investments in relatively new types of thinly traded (i.e., illiquid), exotic, complex structured fixed income securities, whose uncertain valuations had to be estimated, that had not been tested through market cycles and (2) by the failure of the Funds to have previously complied with required and disclosed procedures relating to the manner in which the Funds' assets were invested, the liquidity of their assets would be maintained, the lack of liquidity in the Funds' portfolios, the pricing of their assets, the valuation procedures used to price their assets, the uncertainty inherent in the estimated value of their assets, and/or the failure to disclose such breaches and failures and

conditions in the Funds' portfolios, all of which rendered them extraordinarily vulnerable to changes in market conditions, far more vulnerable than other short-term, intermediate-term and high-yield bond funds affected by the same events and conditions in the subprime and other fixed income markets in 2007.

62. By the summer of 2007, buyers of, including purported market makers for, these financial instruments disproportionately (compared with their peer funds) purchased by the Funds disappeared, as such securities became suspect even when the underlying collateral continued to pay principal and interest. This resulted in a greater supply of such securities than a demand for such securities that in turn caused the values of all similar types of such securities to drop dramatically, an entirely foreseeable event for securities that traded in thin markets or for which market quotations were not readily available, as was the case with a significant portion of the Funds' portfolio securities. In an open-end fund, such as the Funds, such drops in aggregate asset values are immediately translated into losses in the Funds' NAV per share because the per share price at which open-end funds buy and sell their shares is the value of the net assets of the fund—i.e., the value of assets minus liabilities—divided by the number of outstanding shares.

63. The Funds' extraordinary losses in share value were not caused by economic or market forces. The events experienced by the fixed income securities markets in 2007 affected all fixed income funds but had a far greater adverse effect on the Funds than on their short- and intermediate-term and high income peers because the Funds' portfolios were significantly different than their respective peer funds. The Funds contained disproportionately large positions in the new untested structured financial instruments and other illiquid securities—i.e., securities for which market quotations were not readily available and, therefore, could be valued only by the use of fair value pricing procedures based on estimates of value that are inherently uncertain.

64. The disproportionate adverse effect of these events on the Funds could not reasonably have been foreseen or anticipated by persons investing in the Funds, in light of the Funds' disclosures and perception in the market place and their failure to disclose the extent to which their portfolios held securities uniquely vulnerable to these kinds of market events and the concentration, liquidity and valuation risks inherent in holding such large amounts of such securities. The disproportionate adverse effect of these events on the Funds could and should reasonably have been foreseen and anticipated by Defendants in view of the magnitude of illiquid securities in the Funds' portfolios and the recent history of similar events affecting niches of the fixed income securities markets and the SEC, industry and accounting guidance regarding the need for open-end funds to ensure they maintain liquid portfolios and the valuation difficulty/uncertainty attendant to thinly traded and illiquid securities.

65. During the Class Period, the Funds heavily invested in collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs"), and collateralized mortgage obligations ("CMOs"), collectively sometimes referred to as "collateralized debt obligations" ("CDOs") or "structured financial instruments." These securities are usually only thinly traded—i.e., multiple market quotations for these securities are not regularly readily available—and, based on their characteristics, are illiquid. As a consequence, the values of these securities can only be estimated, which estimated valuations are inherently uncertain.

66. No other short-term, intermediate-term or high-yield bond fund had invested as heavily in these structured financial instruments as did the three Regions Morgan Keegan Funds. On July 19, 2007, Bloomberg News quoted Jim Kelsoe, the senior portfolio manager of the Funds, as having an "intoxication" with such securities. Bloomberg further reported that an

analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that the High Income Fund was "the one real big exception."

67. Thus, the extraordinary decline (as compared with other funds of their type) in the Funds' respective NAVs in 2007 was caused by the illiquidity of the market for those of the Funds' securities whose values could only be estimated in the absence of readily available market quotations and were thus vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments affecting such securities, resulting in precipitous price reductions for such securities.

68. In sales materials dated June 30, 2007, the High Income Fund represented to existing and prospective shareholders that the Fund provides the "[p]otential for lower NAV volatility than typical high-yield funds."

69. In its sales materials dated June 30, 2007 and September 30, 2007, the High Income Fund represented to existing and prospective shareholders the following (emphasis supplied):

- "**Opportunity for High Current Income** . . . The relatively conservative credit posture of the Fund reflects our goal of higher yields without excessive credit risk."
- "**Broad Diversification** A unique advantage of the Select High Income Fund is its diversification across a wide variety of high-income debt and equity-linked securities. Not limited to high-yield corporate bonds, we invest in many types of mortgage-backed and asset-backed securities, as well as various types of convertible securities and income-producing stocks."

The September 30, 2007 sales materials omitted the representation described in preceding paragraph 68 above.

70. In its sales materials dated September 30, 2007, the Intermediate Fund represented to existing and prospective shareholders the following (emphasis supplied):

(a) "The Fund provides:

- "A higher level of current income *than typical money market investments*
- "A *diversified* portfolio of *mostly investment-grade* debt instruments, with some exposure to below-investment-grade assets."

(b) "**Concentrate on Value** *Credit fundamentals* and relative value drive the investment decisions. The Fund's focus is on 'undervalued' and 'out-of-favor' sectors and securities, which still have *solid credit fundamentals.* In addition to purchasing investment-grade securities to fulfill its investment objectives, the Fund may invest up to 35% of its assets in below-investment-grade debt securities. The portfolio seeks to maintain a balanced exposure across the investment-grade spectrum."

(c) "**Broad Diversification** The *single best way to reduce the risk* of any portfolio is through adequate diversification. The *Intermediate portfolio is diversified* not only with regard to issuer, but also *industry, security type* and *maturity.* Furthermore, the Select Intermediate Bond Fund *does not invest in speculative derivatives."*

71. The investment objective of the Short Term Fund, which could not be changed without shareholder approval, was to "seek[] a high level of income by investing in intermediate maturity, investment grade bonds [and] seek[] capital growth as a secondary objective when consistent with the fund's primary objective."

72. The investment objective of the Short Term Fund throughout the Class Period, which could not be changed without shareholder approval, was "a high level of current income consistent with preservation of capital."

73. The Short Term Fund further represented in its prospectuses throughout the Class Period that it would "normally maintain a dollar-weighted average portfolio maturity of three years or less, but may purchase individual securities with longer maturities" in order "to moderate principal fluctuations."

74. In its sales materials dated September 30, 2007, the Short Term Fund represented to shareholders whose investment objective was seeking competitive income with preservation of capital the following (emphasis supplied):

(a) The Short Term Fund provided

- "A higher level of current income *than typical CDs, savings accounts, or money market instruments*"
- "A *greater stability in principal value* than that of longer term bonds or bond funds"
- "A *diversified* portfolio of short-term investment-grade debt securities"

(b) "**Concentrate on Value** The Fund seeks to provide current income and *capital preservation* by maintaining a portfolio of *investment-grade* debt securities. The Fund will attempt to utilize a wide variety of assets, all with *solid credit fundamentals*, to maximize short-term income. The portfolio invests primarily in issues rated in one of the f*our highest credit rating categories* by a nationally recognized statistical rating organization; however, the Fund may invest up to 10% in below-investment-grade securities"

(c) "**Minimize Risk** Historically, as interest rates move up and down, bonds with longer maturities experience greater price fluctuations than bonds with shorter maturities. Generally, longer-term bonds offer higher yields, but the trade-off is a higher degree of price volatility. By limiting the maturity of its portfolio securities, the Fund seeks to moderate principal fluctuations and, thus, provide a *more stable net asset value.*"

(d) "Short-term bonds offer *less volatility* than long-term investments and potentially greater income and total return than *money market and other conservative investments.*"

75. During the Class Period, the MK Defendants, on a website that prominently displays the Funds' affiliation with Regions, under the heading "THE RELIABILITY OF INVESTING WISELY," advertised as follows (emphasis supplied):

> When you invest in RMK Select Funds, you know exactly where you're going and exactly what you own. Each Fund has a well defined, 'no-surprises' style of structured, disciplined decision making; each portfolio manager is required to select only the most promising investments consistent with that style.

76. The Funds were not perceived to expose investors therein to the risk of catastrophic losses. Morningstar, Inc., which rates the performance of mutual funds on a risk-adjusted basis, awarded the Intermediate and High Income Funds five stars, its highest possible rating, a fact that Morgan Management and those Funds highlighted in those Funds' Semi-Annual Report to Shareholders for the six months ended December 31, 2004, which report was distributed to the Funds' shareholders and prospective shareholders during at least the succeeding six months.

77. In an article entitled "A Bond Fund That's Redefining Pain" on the Seeking Alpha website on October 13, 2007, the author noted that the Intermediate Fund was supposed to be safe: ". . . consider the case of the Regions Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a 'normal' investment-grade bond fund. And yet it somehow **lost over 21% so far in 2007**. And you thought the Global Alpha fund was having a bad year! At least investing in a hedge fund you knew you were taking risk. *This was supposed to be an investment grade bond fund.* You know, where you don't take a lot of risk? You know, the safe part of your portfolio?" http://seekingalpha.com/article/49762-a-bond-fund-that-s-redefining-pain (emphasis in original).

78. These Fund representations, which focused on the Funds' relative principal stability as compared with their peers, would and did lead reasonable investors to conclude the Funds were relatively safe and concealed the concentration, liquidity and valuation risks being taken by the Funds and investors therein as a result of the Funds investing an extraordinarily large portion of their respective portfolios in exotic, complex, thinly traded securities of uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments.

79. No later than December 2006, Defendants misrepresented and/or failed to disclose the extent of the Funds' losses on its investments in asset-backed securities, mortgage-backed securities, among other investments, as a result of declining conditions in the mortgage and credit markets and the deteriorating credit quality of the instruments held in the portfolios. To conceal the Funds' losses, Defendants delayed writing down the value of these investments and caused the Funds to carry the investments at artificially inflated values. As a result, the Funds' "net asset values" or "NAVs", reported on the website of Defendant Morgan Keegan & Co., Inc., in the Funds' SEC filings, and elsewhere, were also artificially inflated.

80. In addition, Defendants knowingly or recklessly misled investors into believing that a significant portion of the Funds' investments in asset-backed securities, including CDOs and mortgage-backed securities were high quality by incorrectly categorizing the securities as "investment grade." Even after the market value of the Funds' investments in certain of these securities had declined significantly, Defendants refused to lower their classification on the securities.

81. Moreover, Defendants knowingly or recklessly failed to disclose that the Funds made investments that violated the investment policies set forth in their respective Prospectus and Statements of Additional Information.

82. Defendants knowingly or recklessly disregarded available information that strongly suggested that the Funds' securities portfolios needed to be written down. For example, by December 2006, the ABX.HE Index, a default swap index based on subprime mortgages that is widely recognized as a pricing mechanism for mortgage-backed securities, had experienced a steep downturn and should have alerted Defendants to the need to record impairment on the Funds' securities portfolio pursuant to applicable accounting rules relating to the impairment of

debt securities held in portfolios. Defendants, however, were motivated to delay the write-down and maintain the Funds' respective NAV's at artificially inflated levels because, in part, the fees paid by the Funds to their investment advisor, portfolio manager, and administrator, Defendants Morgan Management, Kelsoe and Morgan Keegan, respectively, were based on the value of the Funds' net assets. Accordingly, the higher the value of net assets, the larger the amount of fees paid by the Funds.

83. In a letter to shareholders dated August 10, 2007, Kelsoe acknowledged, for the first time, problems in valuing the Funds' assets. On this news, the price of the Class A shares of the High Income Fund, Intermediate Fund and Short Term Fund fell from a closing price of $5.97, $7.60 and $9.23 per share, respectively, on August 9, 2007, to close two trading days later at $5.19, $6.77 and $8.94, respectively, on August 13, 2007.

84. On August 13, 2007, the High Income and Intermediate Funds filed a supplement with the SEC revealing that they had retained an independent valuation consultant to assist in determining the value of the Funds' portfolio because "[r]ecent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Fund's portfolio." The supplement went on to state that "a number of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share."

85. In a letter to shareholders dated November 7, 2007, Kelsoe commented on the worsening market conditions and acknowledged that "our portfolios have been pressured across

the board." In a section of the letter entitled, "What exactly do you invest in?," Kelsoe explained that a large portion of the Funds' portfolios were invested in structured finance fixed income securities collateralized by mortgage-related securities. According to Kelsoe, the mortgage-backed securities had declined in value because of uncertainty regarding real estate and illiquidity in the secondary market for the securities. Kelsoe also revealed that subprime mortgage-related investments comprised 14.1%, 16.9% and 5.1% of the securities portfolio of the High Income Fund, the Intermediate Fund and the Short Term Fund, respectively. Despite this news, Kelsoe assured shareholders that "the earnings [of the Funds] are not dramatically different than they were over the past three to six months." On November 7, 2007, Class A shares of the High Income Fund, the Intermediate Fund and the Short Term Fund closed at $3.92, $5.20 and $8.41 per share, respectively.

86. On November 29, the Funds filed their September 30, 2007 Quarterly Report with the SEC. In the September 30, 2007 Quarterly Report, the Funds disclosed massive losses on their respective investments in mortgage-backed and asset-backed securities and a significant decline in the Funds' respective net asset value, as demonstrated in ¶¶167-169 herein. The price of the High Income Fund, the Intermediate Fund and the Short Term Fund Class A shares declined from a closing price of $3.40, $4.52 and $8.20 per share, respectively, on November 28, 2007, to close at $3.10, $4.07 and $8.12 per share by December 31, 2007, respectively.

87. Between July 13, 2007 and December 6, 2007, the price of the High Income Fund, the Intermediate Fund and the Short Term Fund Class A shares fell 54.19%, 45.19% and 12.04%, respectively.

THE FUNDS' PERFORMANCES COMPARED WITH THEIR RESPECTIVE PEERS

88. According to their sales materials dated September 30, 2007, the Funds' performances for the indicated periods through September 30, 2007 were as follows:

(a) Short Term Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period Ending						
Quarter	-5.91%	-7.32%	-5.97%	-6.91%	-5.85%	-6.39%
Six Months	-5.69%	-7.10%	-5.80%	-6.74%	-5.57%	-6.18%
One Year	-2.99%	-4.45%	-3.19%	-4.16%	-2.75%	-3.51%
Average Annualized Total Returns						
Three Years	1.35%	0.84%	N/A	N/A	1.61%	1.27&

(b) Intermediate Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period Ending						
Quarter	-19.96%	-21.56%	-20.05%	-20.85%	-19.91%	-20.47
Six Months	-21.71%	-23.28%	-21.96%	-22.74%	-21.70%	-22.28%
One Year	-19.85%	-21.45%	-20.15%	-20.95%	-19.65%	-20.41%
Average Annualized Total Returns						
Three Years	-3.55%	-4.19%	-3.92%	-3.92%	-3.34%	-3.78%

(c) High Income Fund:

Class of Shares	**A**		**C**		**I**	**Average**
Max Load/No Load	**No**	**Max**	**No**	**Max**	**No**	
Period Ending						
Quarter	-32.71%	-34.40%	-32.69%	-33.36%	-32.56%	-33.14%
Six Months	-34.56%	-36.19%	-34.62%	-35.27%	-34.37%	-35.00%
One Year	-32.96%	-34.63%	-33.19%	-33.85%	-32.68%	-33.46%
Average Annualized Total Returns						
Three Years	-6.69%	-7.48%	-7.14%	-7.14%	-6.45%	-6.98%

89. The Funds' respective performances, as compared with the performances of their peers for the twelve months ended September 28, 2007 (December 31, 2007 for the Short Term Fund), were magnitudes worse than all other comparable funds:

Period Ending	Interme-diate Fund*	All Interme-diate Bond Funds	High Income Funds*	All High Income Funds	Short Term Fund	All Short Term Funds
9/28/07; 12/31/07	-20.41%	4.10%	-33.46%	7.00%	-11.6%	4.53%

* Average of load and no load classes A, C and I from tables in preceding paragraph. Source: Wall Street Journal, October 2, 2007, page R3; Morningstar 12/31/07.

90. As of October 31, 2007, the High Income Fund's year-to-date performance was almost six times worse than the next poorest performing high income fund, was 26 times worse than the median fund, and was 2.4 times worse than the 19 percentage point range of all of the other 254 high income funds; for one year, the High Income Fund's performance was even worse when compared to its peers:

254 High Income Funds	Year to Date	One Year	Five Years
RMK High Income Fund	-46.24%	-45.28%	-2.77%
All Other High Income Funds			
Lowest	-8.29%	-5.955	--
Median	1.80%	3.75%	8.54%
Highest	10.71%	13.48%	14.14%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

91. The following table demonstrates that the High Income Fund was far worse than any of the other nine worst performing high income funds (of 254 such funds) for the year-to-date and one year periods:

Fund Name (all matching funds)	Load Adjusted Returns		
	YTD	1 Yr	5 Yr
RMK Select High Income CL A (MKHIX)	-46.24%	-45.28%	-2.77%
Integrity High Income CL A (IHFAX)	-8.29%	-5.95%	--
Integrity High Income CL C (IHFCX)	-5.69%	-3.38%	--
UBS High Yield CL B (BNHBX)	-2.17%	-0.77%	9.70%
SunAmerica High Yield CL A (SHNAX)	-2.30%	-0.41%	13.89%

American Cent High Yld CL B (ACYBX)	-2.12%	-0.24%	--
Columbia Conservative High Yield CL B (CHGBX)	-1.97%	-0.18%	5.60%
Summit High Yield Bond CL A (SFHIX)	-1.86%	-0.14%	11.28%
Oppenheimer Champion Income CL B (OCHBX)	-2.25%	0.13%	9.79%
UBS High Yield CL A (BNHYX)	-1.18%	0.17%	9.81%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

92. As of October 31, 2007, the Intermediate Fund's year-to-date performance was almost seven times worse than the next poorest performing high income fund, was 22 times worse than the median fund, and was almost three times worse than the 15 percentage point range of all of the other 440 intermediate term bond funds:

440 Intermediate Bond Funds	**Year to Date**	**One Year**	**Five Years**
RMK Intermediate Fund*	-43.24		-5.88
All Other Intermediate-Term Funds			
Lowest	-6.25%	-4.93%	--
Median	1.97%	2.90%	6.91%
Highest	9.44%	10.20%	11.02%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007), except regarding Intermediate Fund.

* The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data for Intermediate Fund is as of November 21, 2007 and is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country=U.S&pgid=hetopquote&Symbol=MKIBX

93. The following table demonstrates that the Intermediate Fund was far worse than any of the ten worst performing intermediate bond funds (of 440 such funds) for the year-to-date and one year periods:

	Load Adjusted Returns		
Fund Name (all matching funds)	**YTD**	**1 Yr**	**5 Yr**
RMK Intermediate Fund*	-43.24%		-5.88%
Principal Preferred Securities CL A (PPSAX)	-6.25%	-4.93%	--
SSgA Bond Market CL I (SSBMX)	-3.63%	-3.13%	2.33%
Columbia Income CL B (CIOBX)	-3.60%	-2.93%	4.80%
JP Morgan Bond CL B (JBDBX)	-3.58%	-3.17%	2.98%
SSgA Intermediate (SSINX)	-3.57%	-3.21%	1.83%

SSgA Bond Market CL R (SBMRX)	-3.53%	-3.23%	--
Security Diversified Income CL B (SUGBX)	-3.36%	-2.73%	1.99%
AIM Income CL B (ABIFX)	-3.23%	-3.04%	4.74%
Phoenix Insight Bond CL A (HTBZX)	-3.01%	-2.14%	2.40%
Hartford Income CL B (HTIBX)	-2.96%	-1.91%	4.52%

Source: http://personal.fidelity.com/research/funds/?bar=s (November 22, 2007).

*The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data is from Morningstar.com, whose website is identified in the preceding paragraph.

94. As of December 31, 2007, the Short Term Fund's performance for one year was over three times worse than the second next poorest performing short-term fund, was 14 percentage points worse than the median fund, and was over 21 percentage points worse than the highest high income fund:

164 Short-Term Bond Funds	One Year
RMK Short Term Fund*	-11.6%
All Other Short-Term Funds:	
Second Lowest	-3.29%
Median	3.30%
Highest	10.20%

Source: http://personal.fidelity.com/research/funds/?bar=s (January 11, 2008), except regarding Sort Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data for Short Term Fund is as of December 31, 2007 and is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country= U.S.&pgid=hetopquote&Symbol=MSTBX

95. The following table demonstrates that the Short Term Fund was far worse than any of the 30 worst performing short-term bond funds (164 of such funds) for one year:

Investment Category	Load Adjusted Returns 1 Yr
RMK Short Term Fund*	-11.25%
Security Capital Presvn CL B (SICBX)	-5.02%
Security Capital Presvn CL A (SIPAX)	-3.29%
Metropolitan West Strategic Inc CL M (MWSTX)	-3.29%

Metropolitan West Strategic Inc CL I (MWSIX)	3.11%
Hartford Short Duration CL B (HSDBX)	-2.62%
Dreyfus Premier Short Term Income CL B (DSHBX)	-1.66%
Security Capital Presvn CL C (SICCX)	-1.00%
AllianceBernstein Sht Dur CL A (ADPAX)	-0.89%
Short Term Bond Fund of America CL B (AMSBX)	-0.87%
JP Morgan Short Term Bond CL A (JSTAX)	-0.82%
MFS Ltd Maturity CL B (MQLBX)	-0.78%
Phoenix Insight Short/Intermed CL A (HIMZX)	-0.62%
American Interm Bond Fd of America CL B (IBFBX)	-0.54%
Van Kampen Limited Duration CL B (ACFTX)	-0.38%
AllianceBernstein Sht Dur CL B (ADPBX)	-0.18%
Van Kampen Limited Duration CL A (ACFMX)	-0.16%
DWS Short Duration CL B (SDUBX)	-0.15%
Allegiant Limited Maturity Bond CL B (AINBX)	-0.11%
Hartford Short Duration CL A (HSDAX)	-0.01%
Credit Suisse Short Duration Bd CL A (CSHAX)	0.05%
BlackRock Low Duration Bond CL B (BLDBX)	0.10%
Old Mutual Dwight Sht Trm Fxd Inc CL A (OIRAX)	0.23%
FFTW Limited Duration Inv CL (FNSRX)	0.38%
Phoenix Multi-Sector Sht Trm Bd CL B (PBARX)	0.40%
JP Morgan Short Term Bond II CL A (HSTGX)	0.47%
Principal Inv Short-Term Bond CL A (PLTBX)	0.71%
Phoenix Multi-Sector Sht Trm Bd CL A (NARAX)	0.74%
Van Kampen Limited Duration CL C (ACFWX)	0.93%
William Blair Income CL N (WBRRX)	1.08%

Source: http://personal.fidelity.com/research/funds/?bar=s (January 11, 2008), except regarding Short Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data is from Morningstar.com, whose website is identified in the preceding paragraph.

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN ILLIQUID SECURITIES, AS THEY SAID THEY WOULD

96. The SEC guidelines provide that open-end registered investment companies not invest more than 15% of their portfolios in illiquid securities, guidance that the investment company industry interprets as an SEC requirement: "SEC policies require, however, that no

more than 15% of a mutual fund's net assets be illiquid (10% for money markets)." Investment Company Institute: Valuation and Liquidity Issues for Mutual Funds, February 1997 p. 41

97. As disclosed in their Statement of Additional Information ("SAI"), during the Class Period, the Intermediate and High Income Funds were subject to a non-fundamental investment restriction prohibiting the Funds from purchasing "any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

98. The Short Term Fund represented, in its November 1, 2005 Statement of Additional Information, that, as a non-fundamental investment limitation, the Fund

(a) would not "[p]urchase any illiquid security if, as a result, more than 15% of the fund's net assets (based on current value) would then be invested in such securities; provided, however, that no more than 10% of the fund's total assets may be invested in the aggregate in (a) restricted securities, (b) securities of companies that (with predecessor companies) have a record of less than three years of continuous operations and (c) securities that are not readily marketable";

(b) but that, "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year."

99. Notwithstanding, and contrary to, the representation in the preceding paragraph, just two months after making this representation, on December 31, 2005, the Short Term Fund's portfolio included 21 securities worth $15.4 million in restricted securities, or 21% of its total investments. On June 30, 2006, without in the meantime disclosing to its existing shareholders that the Fund had reversed its policy prohibiting all investments in restricted securities, the Short

Term Fund's portfolio included $20.8 million in restricted securities, or 31.5% of its total investments.

100. In its November 1, 2006 Statement of Additional Information, the Short Term Fund represented that it "will not purchase securities for which there is no readily available market . . . . if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets" but did not disclose to its existing shareholders that it had reversed its policy prohibiting all investments in restricted securities.

101. A "non-fundamental" investment restriction is one that can be changed without shareholder approval but cannot be implemented without disclosing the change. The restriction was not changed and was in effect during the entire Class Period.

102. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA. The Funds' adviser and directors, without any shareholder input, can choose whether an investment restriction is "fundamental" or "non-fundamental."

103. With respect to the 15% limitation, in their SAIs during the Class Period, the Funds represented that "if through a change in values, net assets, or other circumstances, a fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity."

104. The Funds did not disclose in their prospectus that they would invest more than 15% of their respective portfolios in illiquid securities; nor did they disclose that they did, or would, do so in contravention of the SEC's guidance or that they were prohibited from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the investment company industry interprets as an SEC requirement and that the Funds regularly violated that restriction.

105. Illiquid securities are those that "cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued." SAI p. 6.

106. Defendants acknowledged that factors to be taken into account in determining liquidity include:

(a) frequency of trades or quotes,

(b) number of dealers willing to purchase or sell the instrument and the number of other potential purchases,

(c) whether those dealers have undertaken to make a market in the instrument, and

(d) nature of security (e.g., uniqueness) and the nature of the marketplace in which the instrument trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

Funds' 11/1/06 Statement of Additional Information pp 29-30.

107. Securities for which market quotations are not readily available are illiquid securities, as are securities subject to legal or contractual restrictions on resale.

108. Fair-valued securities are securities for which market quotations are not readily available whose values must be estimated in good faith in accordance with procedures adopted by a mutual fund's board of directors. Fair valued securities are securities that have not traded in significant volume for a substantial period. Fair valued securities are illiquid securities.

109. Illiquid securities must be fair valued.

110. Fair valued securities are thinly traded.

111. Thinly traded securities must be fair valued.

112. Securities that have not traded in significant volume for a substantial period are illiquid securities; securities that have not traded in significant volume for a substantial period must be fair-valued.

113. The SEC requires that open-end investment companies state the percentage of illiquid investments.

114. During the Class Period, many, if not most or all, of the structured financial instruments in which the Funds invested, did not regularly trade or were thinly traded. Such securities were, at the time they were purchased by the Funds and during the time they were held by the Funds, illiquid. Accordingly, the investments by the Funds in illiquid securities substantially exceeded 15% of their respective net assets, as a result of purchases by the Funds in violation of the Funds' own non-fundamental investment restriction and SEC guidance.

115. The Funds did not disclose in their common prospectus that the Funds were exposed to liquidity risk: the risk that the Funds' exotic, new, untested structured securities traded in a thin market and were at risk of suddenly becoming unsalable at the estimated values at which they were being carried on the Funds' books and records because the small number of dealers purporting to make a market in any one of these securities today might, upon a shift in market sentiment, disappear tomorrow, leaving the Funds with no one to buy their securities when they wanted to sell them.

116. During the Class Period, the Funds held substantial amounts of securities that were fair valued and/or "restricted" (securities subject to legal or contractual restrictions on resale) and were, therefore, illiquid securities.

117. With respect to those years for which fair valued securities were disclosed or are now known, most of the fair-valued securities were also restricted and most of the restricted securities were also fair-valued.

118. During the Class Period, more than 15% of the Short Term Fund's portfolio consisted of restricted securities and securities for which there was no readily available market, even though during the Class Period, aside from the representation regarding its "current intent" not to invest in restricted securities in 2006, the Short Term Fund could not invest more than 10% of net assets in restricted securities and "securities that are not readily marketable" or not more than 15% of net assets in securities "for which there is no readily available market."

119. The Funds disclosed on October 3, 2007 that, as of June 30, 2006, and June 30, 2007, the Funds held securities that were fair valued and were, therefore, illiquid securities, as follows:

(a) Intermediate Fund: 55.8% of its investment securities were fair valued at June 30, 2006, and 50.4% at June 30, 2007.

(b) High Income Fund: 49.5% of its investment securities were fair valued at June 30, 2006, and 59.7% at June 30, 2007.

(c) Short Term Fund: 18.2% of its investment securities were fair valued at June 30, 2006, and 30.2% at June 30, 2007

120. During the Class Period, a material percentage of each Fund's portfolio was invested in securities "subject to legal or contractual restrictions on resale."

121. During its fiscal year 2006, the Intermediate Fund had net purchases of fair valued securities of $184 million.

122. During its fiscal year 2006, the High Income Fund had net purchases of fair valued securities of $107 million.

123. During its fiscal year 2006, the Short Term Fund had net purchases of fair valued securities of $14.5 million.

124. Based on the foregoing, the Funds purchased illiquid securities when more than 15% of the Funds' respective portfolios were illiquid, thus violating the Funds' own investment restriction that prohibited the Funds from purchasing "any [illiquid] security" when the Funds' already held illiquid securities whose value exceeded 15% of the Funds' respective net assets at the time of such purchases.

125. The Funds' management knew, or should have known, of the illiquid nature of the structured financial instruments that dominated the Funds' portfolios. AICPA Statement of Position ("SOP") 93-1, which provides guidance to auditors on financial accounting and reporting by registered investment companies, which, although focused on high-yield securities, "is also applicable to other debt securities held as investments by investment companies," such as the exotic, complex, thinly traded structured financial instruments of the types in which the Funds invested, says the following about the liquidity of such securities, which is as applicable to the Funds' structured financial instruments as it is to the high-yield securities held by the Funds:

(a) The market for such securities "may not always be liquid." SOP 93-1 ¶4.

(b) "The market risk is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it more difficult to liquidate holdings quickly and increases the volatility of the market price." SOP 93-1 ¶9.

(c) "Market-value risk for holders of high-yield debt securities is compounded by the relatively thin trading market in such securities, which increases price volatility and makes it difficult to liquidate holdings efficiently at any specific time. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market." SOP 93-1 ¶52.

126. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate and High Income Funds disclosed that it would invest in investment-grade short-term securities. Contrary to this representation, the Intermediate Fund failed to invest in sufficient amounts of liquid investment-grade short-term securities to maintain the Fund's requisite liquidity but instead excessively invested in illiquid securities.

THE FUNDS' UNCERTAIN NAV

127. Investment companies such as the Funds report their investment securities at value, which is defined as the quoted market price for securities for which market quotations are readily available. If market quotations are not readily available (where the fund is permitted to invest in securities for which market quotations are not readily available), they report an estimate of value (fair value) as determined in good faith by the board of directors.

128. The Funds' disclosures regarding how they valued securities for which market quotations were not readily available underwent a confusing evolution during the Class Period but in all instances omitted the material facts of the magnitude of the Funds' securities whose values were being estimated and variously omitted other material facts, as follows:

(a) November 1, 2004 prospectus:

> Calculating Share Price . . . Securities traded in the over-the-counter market and listed securities for which no sales were

reported on that date are stated at the last-quoted bid price. The Intermediate Bond Fund and the High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund shares.

(b) November 1, 2004 SAI:

VALUATION OF SHARES . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last-quoted bid price. The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued normally at amortized cost or original cost plus accrued interest accrued interest, both of which approximate market. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

(c) December 31, 2004 semi-annual report:

. . . Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last-quoted bid price. The funds normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market. Investments in open-end registered investment companies are valued at net asset value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board of Directors. The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, such estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(d) June 30, 2005 annual report

Investment Valuations. . . Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the mean of the latest bid and asked price as furnished by an independent pricing service. Short-term debt securities having a maturity of sixty days or less from the valuation date may be valued at amortized cost, which approximates market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(e) November 1, 2005 prospectus:

The Short Term Bond Fund, Intermediate Bond Fund and High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund Shares.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the Fund's Board. The Funds may use the fair value of a security to calculate their NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(f) November 1, 2005 SAI:

VALUATION OF SHARES . . . Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last-quoted bid price. The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Short-term debt securities with remaining maturities of 60 days or less are valued normally at amortized cost or original cost plus accrued interest accrued interest, both of which approximate market. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

* * *

Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. U.S. Government securities for which market quotations are available shall be valued at a price provided by an independent pricing service or primary market dealer by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days, for which market quotations are readily available, shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall each be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. The fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that the fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(g) December 31, 2005 semi-annual report:

> *Investment Valuations* . . . Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service. Short-term debt securities having a maturity of sixty days or less from the valuation date may be valued at amortized cost, which approximates market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(h) June 30, 2006 annual report

> *Investment Valuations* . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity unless such valuation, in the judgment of Morgan Asset Management, Inc., the Adviser, does not represent market value. Investments in open-end

registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(i) November 1, 2006 prospectus:

* * *

Account Policies

* * *

Calculating Share Price . . . Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the NYSE, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq National Market System are valued at the Nasdaq Official Closing Price, usually 4:00 p.m., Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value. Investments in open-end registered investment companies are valued at net asset value as described in those investment companies' prospectuses.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that should be considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, and discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) information as to any transactions or offers with respect to the security; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or similar events affecting the security; (10) the price and extent of public trading in similar securities of the issuer or comparable companies (11) the fundamental analytical data relating to the investment; (12) the nature and duration of restrictions on disposition of the securities; and (13) and evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(j) November 1, 2006 Prospectus:

CALCULATING SHARE PRICE

* * *

. . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value. . .

* * *

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

* * *

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(k) December 31, 2006 semi-annual report:

Investment Valuations . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value. Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(l) On October 3, 2007, after the Funds had already suffered most of the catastrophic losses suffered as of the initiation of this lawsuit, the Funds finally disclosed in the Funds' June 30, 2007 annual report to shareholders, although in an obscure manner buried near the end of the annual report to shareholders, most of the facts not previously disclosed, as set forth hereinafter:

2 Significant Accounting Policies

* * *

Investment Valuation . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.

Equity and debt securities issued in private placements are valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities and private placement securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available are valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less are valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Advisor") does not represent market value.

Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates.

Investments for which market quotations are not readily available, or if available quotations are not believed to be reflective of market value, those securities are valued at fair value determined by the Adviser's Valuation Committee using procedures established by and under the supervision of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. As of June 30, 2007, certain debt securities held by Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of the Funds. Also, see Note 9 – Security Valuations and Subsequent Events.

* * *

8 Below Investment Grade Debt Securities Risk The Funds may invest in investment grade and below investment grade debt securities, including mortgage-backed and asset-backed securities. Below investment grade debt securities, commonly known as "junk bonds," involve a higher degree of credit risk than investment grade debt securities. In the event of an unanticipated default, a Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the net asset value of its shares. During an economic downturn or period of rising interest rates, highly leveraged and other below investment grade issuers may experience financial stress that could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of below investment grade debt securities are generally less sensitive to interest rate changes than higher-rated investments but are more sensitive to adverse economic or political changes or individual developments specific to the issuer than higher-rated investments. Periods of economic or political uncertainty and change, such as the recent market environment, can be expected to result in significant volatility of prices for these securities. Rating Services consider these securities to be speculative in nature.

See also Note 9—Security Valuations and Subsequent Events.

9 Security Valuations and Subsequent Events

Liquidity and Valuation of Portfolio Securities—Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the

Funds' portfolios. In addition, the Funds have experienced significant net redemptions of their shares.

Under current market conditions, many of the Funds' portfolio securities may be deemed to be illiquid. "Illiquid securities" are generally those that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. This may result in illiquid securities being disposed of at a price different from the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of portfolio securities may result in the Funds incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Funds' net asset values per share. The Adviser and its affiliates may periodically purchase shares of the Funds at net asset value or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Funds. From July 1, 2007 through August 31, 2007, the Adviser and its affiliates purchased approximately $30.0 million and $55.2 million in shares of Intermediate Bond Fund and High Income Fund, respectively.

The current market instability has also made it more difficult to obtain market quotations on many of the Funds' portfolio securities. In the absence of observable and reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Funds' Board of Directors.

A Fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that are considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (5) the existence of a shelf registration for restricted securities; (6)

information as to any transactions or offers with respect to the security; (7) special reports prepared by analysts; (8) the existence of merger proposals, tender offers or similar events affecting the security; (9) the price and extent of public trading in similar securities of the issuer or comparable companies; (10) the fundamental analytical data relating to the investment; (11) the nature and duration of restrictions on disposition of the securities; and (12) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund's NAV. Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

In light of the market instability and the complexity of fair value judgments, the Board of Directors, effective August 2007, has retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

The degree of judgment involved in determining the fair value of an investment security is dependent upon the availability of quoted market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate fair value. The valuation process takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, security seasoning, and market dislocation. Imprecision in estimating fair value can impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. The following table sets forth a sensitivity analysis to demonstrate the inherent volatility, on an absolute value basis, in the value of the Funds' "fair valued" investments at August 31, 2007. A hypothetical 10% change in the "fair value" of all such portfolio securities could result in an increase or decrease in valuation of the overall portfolio of the magnitude listed below. These measures do not reflect diversification benefits across categories of assets and, given the differing likelihood of such events occurring, these measures have not been aggregated:

10% Sensitivity Measure as of August 31, 2007* **	**Short Term Bond Fund**	**Intermediate Bond Fund**	**High Income Fund**
A-Rated Securities by NRSRO	$1,247,823	$15,157,193	$2,255,093
B-Rated Securities by NRSRO	1,059,312	18,846,403	13,757,143
C-Rated Securities by NRSRO	—	26,944	1,218,474
Other/Unrated Securities	—	599,625	12,502,886

****Unaudited.*

* * *

Report of Independent Registered Certified Public Accounting Firm [for fiscal year ended 6/30/07; dated 10/3/07]

* * *

As explained in Notes 2 and 9, the financial statements include securities valued at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

129. The disclosures in the preceding paragraph 128 were materially misleading for the following reasons:

(a) Regarding all such disclosures except in the Funds' June 30, 2007 annual report, given the magnitude of restricted securities in the Funds' portfolios during the Class Period, and accordingly the magnitude of securities for which market quotations were not readily available, there was no disclosure of the following material facts:

(1) the quantity and proportion of the Funds' assets for which market quotations were not readily available and whose values had to therefore be estimated, rendering their published NAVs highly uncertain estimates,

(2) as required by SEC Form N-1A, Item 6, the effect of using fair value pricing on the valuation of the Funds' portfolios, and the Funds' respective NAVs, of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, including:

(A) the percentage of such increase or decrease of each Fund's net assets and the dollar amount,

(B) the percentage effect of such hypothetical change on each Fund's NAV per share on the date as of which such hypothetical change was calculated, and

(C) to prominently and in clear, understandable plain English text display all such disclosures at the beginning of the annual report (e.g., in the Funds' president's letter to shareholders on page 1), and

(3) in the auditor's report in order to call investors' attention to the magnitude of uncertain valuations permeating the Funds' portfolios and NAVs and the effect of such uncertainty on the Funds' respective NAVs, which disclosures were first partially made on October 3, 2007 in the Funds' June 30, 2007 annual report to shareholders.

(b) Regarding the November 1, 2004 prospectus and SAI, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) whether the Funds actually held securities whose values were estimated, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(c) Regarding the Intermediate and High Income Funds' December 31, 2004 semiannual report, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities,

(3) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(d) Regarding the Intermediate and High Income Funds' June 30, 2005 annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(e) Regarding the November 1, 2005 prospectus and SAI, there was no disclosure of the following material facts:

(1) that values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) that such securities were vulnerable to becoming suddenly-unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) the extent to which the Funds actually held securities for which there were no readily available market quotations and whose values must therefore be estimated and were subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(f) Regarding the Funds' December 31, 2005 semi-annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(g) Regarding the Funds' June 30, 2006 annual report,

(1) there was no disclosure of the following material facts:

(A) that values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) hat such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted.

(h) Regarding the November 1, 2006 prospectus, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities and whether pricing service valuations or matrix pricing are based on, or are deemed to be the same as,

readily available market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values,

(2) the risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments—e.g., that values derived for as much as half or more of the Funds' securities are nothing more than estimates of values subject to inherent uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(3) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs, exposing the Funds' shareholders to the risk of catastrophic losses, and

(4) whether and the extent to which the Funds actually held securities whose values were estimated and that were subject to the factors considered in estimating the fair value of such securities, which for the first time in the Class Period began to reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(i) Given the omission of any reference to matrix pricing in the November 1, 2006 prospectus, there was no disclosure of what appears to have been a material change in the pricing sources and methodologies used by the Funds that occurred some time during the Class Period.

(j) Regarding the November 1, 2006 SAI, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(4) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(k) Regarding the December 31, 2006 semi-annual report, there was no disclosure of the following material facts:

(1) whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) that values derived for some portion of the Funds' securities are estimates of values subject to the disclosed valuation risks and uncertainties,

(3) that such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(4) whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(5) the factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to estimate such values and the inherent uncertainty of such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

130. Because Morgan Management was unable to determine the values of a large portion of the Funds' securities, the Funds were unable to file and issue their annual report for their fiscal year ended June 30, 2007 by the required filing date of August 29, 2007.

131. Reuters reported on September 17, 2007, that the Funds could not file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price due to the subprime mortgage crisis.

132. Because Morgan Management was unable to value a large portion of the Funds' portfolios, it engaged an "independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities."

133. In a prospectus supplement filed with the SEC by the Funds on August 13, 2007, the Funds disclosed the following:

> ***Liquidity and Valuation of Portfolio Securities.***
>
> Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments,

> the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities. For more information on fair valuation, consult the Prospectus section entitled "Account Policies – Calculating Share Price."

134. By letter to the Funds' shareholders on August 10, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> Just this week, we've learned that a number of mortgage companies are having major problems, including American Home Mortgage, C-Bass, Luminent Mortgage and, most recently, Home Bank. These are not subprime lenders, but they are still finding it difficult to get financing to originate loans. Their problems have a direct or indirect impact on the market for all mortgage securities due to their size in the loan origination and servicing arenas.
>
> At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities. Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds.

> Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values.
>
> As has been our practice with regard to the dividend, we will provide information to our board in the coming weeks in regard to the income expectations of the portfolios for the next few months...

135. By letter to the Funds' shareholders on November 7, 2007, Defendant Kelsoe, the Funds' manager, stated the following:

> Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.
>
> With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.
>
> In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:
>
> **What exactly do you invest in?**
>
> Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a

> fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.
>
> **The net asset values of the funds appear to decline everyday. Can you explain?**
>
> Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

136. The Funds' portfolio manager attributed the Funds' losses primarily to its investments in structured financial instruments when market sentiment for these securities turned negative and everyone was trying to sell these securities at the same time. Funds' 2007 annual report pp. 14-15, 32-33.

137. In the foregoing paragraphs 133-135, Defendants (i) revealed for the first time the previously undisclosed risks that lurked in the Funds' portfolios, but the disclosure was too late to be of any use to investors to enable them to avoid such risks and (ii) confirmed that the causes of Plaintiffs' and the putative class's losses are the realization of the previously undisclosed risks.

138. In valuing the Funds' thinly traded securities, or securities for which no market quotations were readily available, those securities' lack of a liquid market and committed market makers, *inter alia*, should have been taken into account in valuing the Funds' portfolios but were not.

139. During the Class Period, most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds were not traded on organized exchanges, and the terms of such securities were not standardized.

140. Throughout the Class Period, multiple market quotations (quotations based on actual sale/purchase transactions in the market for such securities) were not readily available for most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds during the Class Period.

141. SOP 93-1 provides guidance to auditors of investment company financial statements on financial reporting by investment companies for high-yield debt and structured financial instruments and mortgage/asset-backed securities held by them as investments.

142. The high-yield and structured financial instruments and mortgage/asset-backed securities held by the Funds were, at all times during the Class Period, securities of the type to which the guidance of SOP 93-1 is applicable.

143. The market risk of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested is often heightened by the absence of centralized exchanges for such securities and relatively thin trading markets, which make it difficult to liquidate holdings quickly and efficiently at any specific time and increase the volatility of the market price. There is generally no centralized or regulated procedure for pricing the high-yield and structured financial instruments and mortgage/asset-backed securities in

which the Funds invested. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market for these securities.

144. Because multiple market quotations were not readily available on most, if not all, days during the Class Period for most, if not all, of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested during the Class Period, the values of such securities were required to be estimated in good faith. Such good faith security value estimates present unique reporting problems and financial statement disclosures issues.

145. Securities should be stated in financial statements at amounts that represent what could have been realized on a current sale. In the absence of bona fide offers to buy, those amounts are generally not determinable for securities that do not have readily ascertainable market values. The fair valuation procedures that funds' boards of directors are required to employ in such circumstances are designed to approximate the values that would have been established by market forces and are therefore subject to uncertainties.

146. The prices provided by the pricing service or an internal matrix system used by the Funds during the Class Period were estimates of value and were therefore subject to uncertainties.

147. Because of the Funds' uncertain NAVs and because of the unavailability of market quotations for the extraordinarily large amount of high-yield and structured financial instruments and mortgage/asset-backed securities held by the Funds, the Funds' published asset valuations and NAVs during the Class Period were materially misstated because of the failure to disclose the uncertainty thereof and the failure to disclose the materiality of such uncertainty by disclosing the significant proportion of the Funds' respective portfolios subject to such

uncertainty and the effect of such uncertainty on the Funds' NAVs that determined the prices upon which Plaintiffs and putative class members bought and redeemed shares of the Funds and informed investors as to the value of their investments.

148. The Funds' board of directors was required to satisfy itself that all relevant factors were considered in valuing the Funds' portfolio securities during the Class Period and that the method or methods used to estimate value were acceptable. The Funds' board of directors did not satisfy itself either that all relevant factors were considered in valuing the Funds' portfolio securities or that the method or methods used to estimate value was acceptable.

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN A SINGLE INDUSTRY, AS THEY SAID THEY WOULD

149. The High Income Fund disclosed that Morgan Management, in managing the High Income Fund's portfolio, would seek "a more stable net asset value" than would result from investing only in below investment grade corporate bonds. To that end, the MK Defendants disclosed that they would:

> . . . employ an active management approach that will emphasize the flexibility to allocate assets across a wide range of asset classes and thereby provide the advantages of a widely diversified high income portfolio. . . . In addition to the traditional below investment grade corporate market, the Adviser will strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles as well as convertible securities, preferred stock and other equity securities. The Adviser believes that the opportunity to acquire a diverse set of assets will contribute to higher total returns and a *more stable net asset value* for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds....

Prospectus dated November 1, 2006 (emphasis supplied).

150. Thus, an investor reasonably could conclude that the High Income Fund would be managed in a way to achieve greater NAV stability – i.e., less risk to an investor's capital – than

other high-yield funds that invest primarily in below investment-grade bonds. As an additional enticement, the MK Defendants said such diversification would also contribute to higher total returns, besides the greater NAV stability.

151. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities.

152. The Short Term Fund advertised in the Funds' common prospectuses that it would maintain an average portfolio maturity of three years or less to limit "principal fluctuations"—i.e., preserve capital, which was its investment objective.

153. The Funds did not disclose in their common prospectus that the Funds were exposed to concentration risk: the risk that a heavy concentration in a sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to changing market sentiments or economic conditions, particularly if those securities trade in a thin market.

154. The Funds did not disclose in their common prospectus that they were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry. The Funds represented in their SAI that they "may not . . . [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

155. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA.

156. The High Income Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the High Income Fund was as follows:

• Government Securities	0.00%
• Corporate Bonds	25.09%
• Mortgages	52.32%
• Preferred Stock	5.91%
• Municipal Bonds	0.01%
• Equity	11.57%
• Cash and other	5.095

157. The Intermediate Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the Intermediate Fund was as follows:

• Government Securities	0.11%
• Corporate Bonds	41.65%
• Mortgages	54.71%
• Preferred Stock	2.67%
• Municipal bonds	0.00%
• Equity	0.00%
• Cash and other	0.87%

158. The Short Term Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of the Short Term Fund was as follows:

• Government Securities	13.48%
• Corporate Bonds	32.05%
• Mortgages	54.11%
• Preferred Stock	0.00%
• Municipal Bonds	0.00%
• Equity	0.00%
• Cash and other	0.00%

159. Defendants concealed the extent to which the Funds were invested in mortgages or mortgage-related securities.

(a) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the High Income Fund:

• Corporate Bonds	27.9%
• Collateralized Debt Obligations	21.0%
• Collateralized Mortgage Obligations	16.1%
• Common Stocks	11.9%
• Preferred Stocks	6.1%
• Equipment Leases	6.0%

• Home Equity Loans	4.7%
• Collateralized Loan Obligations	4.4%
• Franchise Loans	0.2%
• Other	0.1%
• Short-Term Investments	1.6%
• Total	100.0%

(b) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the Intermediate Fund:

• Corporate Bonds	42.8%
• Collateralized Debt Obligations	24.8%
• Collateralized Mortgage Obligations	14.7%
• Home Equity Loans	5.1%
• Equipment Leases	3.6%
• Preferred Stocks	2.7%
• Government & Agency Securities	2.2%
• Certificate-Backed Obligations	1.8%
• Manufactured Housing Loans	1.0%
• Credit Card	0.5%
• Franchise Loans	0.5%
• Short-Term Investments	0.3%
• Total	100.0%

(c) In contrast to the Bloomberg reported asset allocation described in the preceding three paragraphs, as of June 30, 2007, Defendants disclosed the following allocation for the Short Term Fund:

• Corporate Bonds	32.5%
• Collateralized Debt Obligations	16.6%
• Collateralized Mortgage Obligations	14.9%
• Government & Agency Securities	9.5%
• U.S. Treasury Obligations	5.8%
• Home Equity Loans	3.1%
• Equipment Leases	5.1%
• Commercial Loans	3.6%
• Preferred Stocks	2.7%
• Certificate-Backed Obligations	2.3%
• Franchise Loans	0.8%

• Short-Term Investments	3.1%
• Total	100.0%

These disclosures conceal the extent to which the Funds were concentrated in mortgage-related investments.

160. According to the Intermediate Fund's June 30, 2005 annual report to shareholders, 32.2% of its total investments was invested in home equity loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 9.5% was invested in CDOs, which likely included mortgage-related instruments).

161. According to the Intermediate Fund's December 31, 2005 semi-annual report to shareholders, 27.1% of its total investments was invested in home equity loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 14.6% was invested in CDOs, which likely included mortgage-related instruments).

162. According to the High Income Fund's June 30, 2005 annual report to shareholders, over 27% of its total investments was invested in home equity and manufactured housing loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage.

163. According to the Short Term Fund's June 30, 2005 annual report to shareholders, over 45% of its total investments was invested in commercial and residential mortgage-backed securities.

164. The Defendants did not disclose that disclosed and undisclosed concentrations described in the preceding eight paragraphs violated the 25% limit on investments in the same industry.

165. In addition to impermissible industry concentration, the Funds' also suffered from an undisclosed concentration of credit and market risk in that the Funds' portfolios were heavily invested in structured financial instruments and in a single industry, which risk required financial statement disclosure under generally accepted accounting principles. Thus, aside from whether the Funds' investments in mortgage- or real estate-related securities violated the letter of the 25% restriction on investing in a single industry (e.g., because some of the investments were in "securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities"), the Funds nevertheless were subject to the undisclosed concentration of market and credit risk with respect to such investments.

THE MATERIALIZATION OF THE FUNDS' UNDISCLOSED EXTRAORDINARY CONCENTRATION, LIQUIDITY AND VALUATION RISKS CAUSED THE FUNDS' LOSSES

166. The High Income Fund experienced significant redemptions, Morgan Management said in a supplemental filing to the fund's prospectus on August 13, 2007.

167. The following table demonstrates that, of the Short Term Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 78% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 28% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 26%) than did high-yield ("junk") corporate bonds, whose

value actually increased (data based on the Short Term Fund's September 30, 2007 Form N-Q portfolio of investments):

SHORT TERM FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	19.4	$18,853,345	$14,925,996	$ 3,927,349	57.14%	20.8%	63.22%	68.64%
Asset-Backed Securities-Below Investment Grade or Unrated	2.3	$ 3,641,171	$ 1,808,056	$ 1,833,115	26.67%	50.3%	100.00%	100.00%
Corporate Bonds-Investment Grade	33.4	$25,950,317	$25,771,777	$ 178,540	2.60%	0.7%	19.5%	23.38%
Corporate Bonds-Below Investment Grade or Unrated	5.3	$ 4,078,444	$ 4,081,611	$ (3,167)	-0.05%	-0.1%	0.00%	61.46%
Mortgage-Backed Securities-Investment Grade	15.0	$12,420,750	$11,529,041	$ 891,709	12.97%	7.2%	15.37%	6.51%
Government & Agency Securities	10.5	$ 8,097,395	$ 8,064,406	$ 32,989	0.48%	0.4%	0.00%	0.00%
U.S. Treasury Obligations	6.4	$ 4,932,385	$ 4,947,155	($14,770)	-0.21%	-0.3%	0.00%	0.00%
Preferred Securities	1.0	$ 807,000	$ 780,000	$ 27,000	0.39%	3.3%	100.00%	100.00%
TOTAL		$78,780,807	$71,908,042	$ 6,872,765	100.00%	8.7%		

168. The following table demonstrates that, of the Intermediate Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 90% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 63% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 49.7%) than did high-yield corporate bonds, whose value declined by a relatively modest 14.6% (data based on the Intermediate Fund's September 30, 2007 Form N-Q portfolio of investments):

INTERMEDIATE FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	32.7	$264,282,371	$154,186,411	$110,095,960	56.61%	41.7%	79.75%	71.60%
Asset-Backed Securities-Below Investment Grade or Unrated	4.0	$ 46,623,477	$ 18,768,763	$ 27,854,714	14.32%	59.7%	95.90%	93.49%
Corporate Bonds-Investment Grade	34.0	$171,552,981	$160,296,961	$ 11,256,020	5.79%	6.6%	51.77%	81.63%
Corporate Bonds-Below Investment Grade or Unrated	4.8	$ 26,600,606	$ 22,724,351	$ 3,876,255	1.99%	14.6%	57.55%	100.00%
Mortgage-Backed Securities-Investment Grade	10.9	$ 68,721,343	$ 51,297,485	$ 17,423,858	8.96%	25.4%	56.78%	22.14%
Government & Agency Securities	1.7	$ 28,758,946	$ 8,039,117	$ 20,719,829	10.65%	72.1%	1.57%	0.46%
U.S. Treasury Obligations	0.2	$ 2,678,872	$ 940,419	$ 1,738,453	0.89%	64.9%	0.00%	0.00%
Preferred Securities	4.8	$ 23,961,020	$ 22,451,000	$ 1,510,020	0.78%	6.3%	100.00%	100.00%
TOTAL		$633,179,616	$438,704,507	$194,475,109	100.0%	30.7%		

169. The following table demonstrates that, of the High Income Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 84% of the Fund's loss and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 47.3%) than did high-yield corporate bonds, whose value declined by a relatively modest 16.2% (data based on the High Income Fund's September 30, 2007 Form N-Q portfolio of investments):

HIGH INCOME FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	8.1	$ 53,558,559	$ 33,662,360	$ 19,936,199	6.44%	37.2%	99.92%	99.92%
Asset-Backed Securities-Below Investment Grade or Unrated	26.3	$283,580,467	$109,971,469	$173,608,998	56.10%	61.2%	81.32%	71.83%
Corporate Bonds-Investment Grade	4.1	$ 17,813,579	$ 17,090,000	$ 723,579	0.23%	4.1%	100.00%	100.00%
Corporate Bonds-Below Investment Grade or Unrated	20.5	$102,111,002	$ 85,613,662	$ 16,497,201	5.33%	16.2%	27.18%	54.71%
Mortgage-Backed Securities-Investment Grade	2.4	$ 17,182,372	$ 10,235,171	$ 6,947,201	2.24%	40.4%	81.61%	2.81%
Mortgage-Backed Securities-Below Investment Grade or Unrated	14.6	$122,787,133	$ 61,087,756	$ 61,699,377	19.94%	50.2%	95.99%	88.81%
Municipal Securities	0.1	$ 121,378	$ 109,282	$ 12,096	0.00%	10.0%	0.00%	0.00%
Common Stock	8.0	$ 42,672,841	$ 33,263,667	$ 9,409,174	3.04%	22.0%	33.69%	51.79%
Preferred Securities	5.1	$ 42,005,593	$ 21,361,846	$ 20,643,747	6.67%	49.1%	25.46%	74.54%
TOTAL		$681,832,924	$372,355,213	$309,477,711	100%	45.4%		

170. The extraordinary declines in the Funds' respective NAVs, and the accompanying losses suffered by Plaintiffs and putative Class members, occurred because:

(a) The Funds' assets were invested in violation of the 15% restriction on the amount of illiquid securities in which the Fund was permitted to invest;

(b) The Funds were not properly valuing their portfolio securities to take into account all relevant factors, including but not limited to the nature of the markets for such securities and the uncertainty inherent in the estimated values of such securities;

(c) The valuations of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds heavily invested were uncertain and such uncertainty and the effect thereof on the Funds' NAVs was not disclosed to existing or prospective shareholders;

(d) The Funds were heavily invested in illiquid or thinly traded high-yield and structured financial instruments and mortgage/asset-backed securities in concentrations exceeding what comparable funds held;

(e) The Funds' investments exceeded the 25% limit on investments in a single industry;

(f) The Funds' portfolios were exposed to concentrations of credit risk because of their heavy investments in CDOs;

(g) The structured financial instruments in which the Funds were substantially invested are relatively new instruments whose performance in adverse market conditions had not been tested;

(h) The Funds' assets were not managed in accordance with the Short Term Fund's and Intermediate Fund's respective investment objectives and MK Defendants' representations about how all three Funds would be managed; and

(i) The Funds held extraordinarily large (as compared with their respective peer short- and intermediate-term and high-yield bond funds) investments in thinly traded, exotic, complex, market-untested securities whose estimated valuations were uncertain and that were highly vulnerable to becoming suddenly unsalable at the estimated values at which they were being carried upon shifting market sentiments, as a result of the disproportionately huge concentration, liquidity and valuation risks embedded in the Funds' portfolios and resulting in the precipitous reductions in the values of such securities and the Funds' respective NAVs and catastrophic losses to the Funds' shareholders.

171. If the Short Term Fund (i) had pursued its disclosed investment objective of preservation of capital by investing in short-term, investment-grade bonds, (ii) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iv) had, as it disclosed it would do, maintained an average portfolio maturity of three years or less, and/or (v) had properly diversified its credit risk to avoid a risky concentration, the Fund's NAV would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

172. If the Intermediate Fund (i) had pursued its disclosed investment objective of investing in intermediate maturity, investment grade bonds, (ii) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iv) had, as it disclosed it would do, invested in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, and/or (v) had properly diversified its credit risk to avoid a risky concentration, the Fund's NAV would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

173. If the High Income Fund (i) had adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (ii) had properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, and/or (iii) had properly diversified its credit risk

to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the losses they did incur.

174. If all of each Fund's shareholders had sought to redeem their shares in the respective Funds on or after October 3, 2007, they would not have received the published NAV for that date or the NAV on the next date. Mass redemptions would have forced the mass liquidation of the Funds' respective portfolios, forcing the Funds to sell portfolio securities at "fire sale prices" in a market that did not provide sufficient liquidity to allow all such securities to be sold at the prices at which they were carried by the Fund on said date.

DEFENDANTS' MISREPRESENTATIONS AND OMISSIONS

175. In connection with the offer and sale of the High Income Fund's shares during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The High Income Fund provided the potential for high current income from a broad range of asset classes;

(b) The High Income Fund might invest in investment grade, short-term securities to achieve liquidity and flexibility;

(c) The High Income Fund provided diversification across multiple fixed income asset classes;

(d) The High Income Fund provided the "potential for lower NAV volatility than typical high-yield funds";

(e) The High Income Fund had a "relatively conservative credit posture" that "reflect[ed] our goal of higher yields without excessive credit risk";

(f) The High Income Fund would not invest solely in below-investment grade securities but would "strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles;"

(g) The High Income Fund's ability to "acquire a diverse set of assets will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds;"

(h) The High Income Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(i) The Fund could not invest more than 25% of its net worth in a single industry;

(j) The periodically disclosed asset allocations;

(k) The Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

176. The representations and disclosures in the preceding paragraph were false or misleading in that they painted a false picture of the High Income Fund as a fund whose NAV was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks embedded in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded securities of uncertain valuation that could, and did, become unsalable at their estimated values as a result of shifting market sentiments, resulting in

precipitous price reductions and catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) The broad range of asset classes included an extraordinarily heavy concentration in relatively new complex, exotic, thinly traded structured financial instruments that were untested in adverse market conditions and that held undisclosed concentration, liquidity and valuation risks (which risks are unrelated to credit or investment-grade ratings—i.e., are different from "junk bond" risks) that exposed investors in the Fund to a sudden and catastrophic loss as a result of changing market sentiments;

(b) The High Income Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments, and, beginning with its November 1, 2006 prospectus, no longer held itself out as seeking to provide for liquidity by investing in investment-grade securities but did not disclose this critical change in its investment practices;

(c) The "multiple fixed income asset classes" included an extraordinarily heavy concentration in relatively new, complex, exotic, thinly traded, structured financial instruments that were untested in adverse market conditions and that held undisclosed concentration, liquidity and valuation risks (which risks are unrelated to credit or investment-grade ratings—i.e., are different from "junk bond" risks) that exposed investors in the Fund to a sudden and catastrophic loss as a result of changing market sentiments;

(d) Contrary to the disclosed representation that the Fund provided the "potential for lower NAV volatility than typical high-yield funds," the High Income Fund's heavy concentration in relatively new, complex, exotic, thinly traded, untested structured financial instruments meant that the Fund provided the undisclosed potential of extraordinarily higher NAV volatility than typical high-yield funds;

(e) The High Income Fund's heavy concentration in relatively new market-untested, thinly traded (i.e., illiquid), exotic, complex, structured financial instruments of uncertain valuation vulnerable to becoming suddenly unsalable at their estimated values meant that the Fund's purported "relatively conservative credit posture" and purported absence of "excessive credit risk" did not protect the Fund's shareholders from the concealed concentration, liquidity and valuation risks embedded in the Fund's portfolio of catastrophic losses as a result of its investments in such instruments;

(f) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration in thinly traded (illiquid) securities whose estimated values were highly uncertain and vulnerable to precipitous price reductions as a result of such securities becoming suddenly unsalable at their estimated values upon shifting market sentiments;

(g) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration of credit risk;

(h) The High Income Fund's disclosed "strategic use" of relatively new, thinly traded, exotic, complex, market-untested, asset-backed securities, mortgage-backed securities and other structured financial instruments of uncertain valuation to supplement its investments in below-investment grade securities resulted in a portfolio with undisclosed extraordinary concentration, liquidity and valuation risks vulnerable to precipitous price reductions as a result of these instruments suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in catastrophic losses;

(i) The High Income Fund's disclosed ability to "acquire a diverse set of assets [that] will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds" did not, in fact, contribute to a more stable NAV but to an unconcealed potential highly unstable NAV as a result of the Fund's extraordinarily heavy concentration in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of shifting market sentiments, resulting in precipitous price declines and catastrophic losses;

(j) The High Income Fund repeatedly purchased illiquid securities when, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(k) The Fund repeatedly invested more than 25% of its net worth in a single industry, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(l) The Fund's periodically disclosed asset allocation understated the extent to which it was invested in a single industry and did not disclose that such concentrations violated the 25% limit on investments in a single industry;

(m) The Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

177. In connection with the offer and sale of the Intermediate Fund's shares, during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Intermediate Fund would invest primarily in intermediate maturity, investment grade bonds;

(b) The Intermediate Fund's investment objective was a "high level of income by investing in intermediate maturity, investment grade bonds [and] . . . . capital growth as a secondary objective when consistent with the fund's primary objective";

(c) For liquidity and flexibility, the Intermediate Fund may invest in investment grade, short-term securities;

(d) The Intermediate Fund provides a higher level of current income than typical money market investments;

(e) The Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets;

(f) The Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals;"

(g) Because "the single best way to reduce the risk of any portfolio is through adequate diversification," the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity."

(h) The Intermediate Fund "does not invest in speculative derivatives;"

(i) As a fixed income fund, the Intermediate Fund offered "Consistent, Periodic Income through a monthly distribution of interest payments. . . . [allowing] investors to more accurately plan investment cash flows and provides steady income to those who need it," recognizing the importance of income to investors in the Intermediate Fund;

(j) The Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(k) The Intermediate Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations;

(m) The Intermediate Fund was for investors whose "investment objective is preservation of capital";

(n) The Intermediate Fund offered "greater stability in principal value than that of long-term bonds";

(o) The Intermediate Fund offered a "diversified portfolio of investment-grade debt";

(p) The Intermediate Fund provided "balanced exposure across the investment-grade spectrum";

(q) The Intermediate Fund provided "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time"

(r) The Intermediate Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(s) The Intermediate Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A-
- Duration: 6.36 years
- Average effective maturity: 8.48 years
- 84% of portfolio invested in securities rated investment-grade plus 7.4% in unrated securities; only 9.1% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: A-
- Duration: 5.59 years
- Average effective maturity: 7.45 years
- 80% of portfolio invested in securities rated investment-grade plus 2.9% in unrated securities; only 17% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: BBB+
- Duration: 4.21 years
- Average effective maturity: 5.62 years
- 70.5% of portfolio invested in securities rated investment-grade plus 0.3% in unrated securities; only 29.2% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A-
- Duration: 3.52 years
- Average effective maturity: 4.7 years
- 69% of portfolio invested in securities rated investment-grade plus 6.2% in unrated securities; only 24.9% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A-
- Duration: 2.36 years
- Average effective maturity: 3.2 years
- 70% of portfolio invested in securities rated investment-grade plus 6.5% in unrated securities; only 23.2% rated below-investment-grade

(6) December 31, 2004:

- Average credit quality: A
- Duration: 3.32 years
- Average effective maturity: 5.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated securities, or below-investment-grade not disclosed in summary form as above.

178. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Intermediate Fund as a fund whose NAV was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded structured financial instruments of uncertain valuation that could, and did, become unsalable at their estimated values as a result of shifting market sentiments, resulting in catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) While the Intermediate Fund did invest primarily in intermediate maturity, investment grade bonds, it made extraordinarily heavy investments in complex, exotic, thinly traded, structured financial instruments that held risks that were not disclosed, including but not limited to concentration, liquidity and valuation risks that exposed investors in the Fund to sudden and catastrophic losses as a result of changing market sentiments;

(b) Based on its investment objective, the Intermediate Fund was properly perceived to be suitable for investors seeking to preserve their capital, but the Fund was not managed in a manner that preserved capital but instead was managed in a manner that substantially threatened shareholders' savings;

(c) The Intermediate Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments;

(d) Regarding the representation that the Intermediate Fund provides a higher level of current income than typical money market investments, Defendants inferred that the Intermediate Fund provided safety that was comparable to that of a money market fund while failing to disclose that its pursuit of such higher current income meant heavily investing in thinly traded, exotic, complex, structured financial instruments of uncertain valuation that had not been tested in adverse market conditions and that could suddenly become unsalable at their estimated values;

(e) Regarding the representation that the Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets, Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(f) Regarding the representation that the Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals," Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(g) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type," and Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values and that had not been tested in adverse market conditions;

(h) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(i) Regarding the representation that the Intermediate Fund "does not invest in speculative derivatives,"

(1) The Fund in fact did invest in significant amounts of such securities—e.g., at December 31, 2005, the Fund held interest-only strips (commonly viewed as a speculative derivative security) totaling over $32 million, or 5.8% of the Fund's total investments, and at June 30, 2006, the Fund held

almost $20 million in interest-only strips, or almost three percent of the Fund's total investments;

(2) Defendants failed to disclose the risks embedded in a portfolio heavily invested in thinly traded, exotic, complex, securities of uncertain valuation that could suddenly become unsalable at their estimated values and that had not been tested in adverse market conditions;

(j) Regarding their recognition that investors in the Intermediate Fund are fixed income investors who would rely on the Fund for income, Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions and that could suddenly become unsalable at their estimated values and the threat such securities posed to investors' savings;

(k) Regarding the representation that the Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, the Fund failed to adhere to this limitation and failed to disclose its violation of this restriction;

(l) Regarding the representation that the Intermediate Fund could not invest more than 25% of its net assets in a single industry, the Fund failed to adhere to this limitation, failed to disclose the Fund's violation of this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(m) The Fund's periodically disclosed asset allocations understated the extent to which it was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(n) The Intermediate Fund was not for investors whose "investment objective is preservation of capital" because its extraordinarily heavy investments in complex, exotic, thinly traded, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(o) Regarding the Intermediate Fund's representation that it provided "greater stability in principal value than that of long-term bonds," the Intermediate Fund did not provide such stability, and the Fund failed to disclose that, while its relatively shorter maturity/duration than longer term bonds did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in its extraordinarily large (as compared with all or almost all other bond funds) investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(p) Regarding the Intermediate Fund's representation that it provided a "diversified portfolio of investment-grade debt," the Fund manifestly did not provide a diversified portfolio but, instead, was heavily concentrated in real estate related securities, exceeding its disclosed 25% limit on investments in a single industry;

(q) The Intermediate Fund did not provide "balanced exposure across the investment-grade spectrum" because it was concentrated in a single industry and, while the Fund's investments in investment-grade securities afforded protection against credit risk, the Fund's extraordinarily large investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values nevertheless exposed the Fund's investors to a sudden and catastrophic loss as a result of changing sentiments in the market;

(r) The Intermediate Fund did not provide "greater liquidity" enabling investors to "redeem any portion of their shares . . . at any time" as the Fund was able to do so only by substantially marking down portfolio securities in order to sell them to meet redemptions;

(s) In disclosing that the Intermediate Fund "provides steady income to those who need it," the MK Defendants recognized that many of those who invest in funds like the Intermediate Fund need their investments to be safe because they are dependent upon them for their income and, accordingly, cannot risk principal to the extent that their principal was put at risk by the Fund in the way its assets were invested;

(t) The Intermediate Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders;

(u) Regarding the Intermediate Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary unrelated concentration, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments, resulting in catastrophic losses upon the repricing of such securities.

179. In connection with the offer and sale of the Short Term Fund's shares, during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during the Class Period and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Short Term Fund was a "fund for investors who seek a high level of current income consistent with the preservation of capital";

(b) The Short Term Fund's investment objective was "a high level of current income consistent with preservation of capital";

(c) The Short Term Fund would invest primarily in "one of the four highest categories" of investment grade bonds;

(d) The Short Term Fund's portfolio would "normally maintain a dollar-weighted average portfolio maturity of three years or less" in order to "moderate principal fluctuations" and "thus, provide a more stable net asset value";

(e) The Short Term Fund, represented in November 2005, that it "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year";

(f) The Short Term Fund, represented in November 2006, that it "will not purchase securities for which there is no readily available market . . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets";

(g) The Short Term Fund provides a "higher level of current income than typical CDs, savings accounts, or money market instruments";

(h) The Short Term Fund provides a "greater stability in principal value than that of longer term bonds or bond fund";

(i) The Short Term Fund provides a "diversified portfolio of short-term investment-grade debt securities";

(j) In connection with representing that the "single best way to reduce the risk of any portfolio is through adequate diversification," the Short Term Fund further represented that it "is diversified not only with regard to issuer, but also industry, security type and maturity";

(k) The Short Term Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations;

(m) The Short Term Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(n) The Short Term Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A+
- Duration: 1.86 years
- Average effective maturity: 2.48 years
- 87.1% of portfolio invested in securities rated investment-grade plus 7.3% in unrated securities; only 5.6% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: AA
- Duration: 1.76 years
- Average effective maturity: 2.35 years
- 82.7% of portfolio invested in securities rated investment-grade plus 4.3% in unrated securities; only 13% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: A
- Duration: 1.47 years
- Average effective maturity: 1.96 years

- 72.6% of portfolio invested in securities rated investment-grade plus 5.7% in unrated securities; only 21.7% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A
- Duration: 1.6 years
- Average effective maturity: 2.14 years
- 79.1% of portfolio invested in securities rated investment-grade plus 3.4% in unrated securities; only 17.5% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 1.64 years
- Average effective maturity: 2.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated, or below-investment-grade not disclosed in summary form as above.

180. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Short Term Fund as a safe fund with a stable net asset value, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in exotic, complex, thinly traded structured financial instruments of uncertain valuation that could, and did, become unsalable at their estimated values upon changing market sentiments, resulting in extraordinary losses, and were otherwise false and misleading for failing to disclose the following material facts:

(a) The Short Term Fund was not a "fund for investors who seek a high level of current income consistent with the preservation of capital" because its extraordinarily heavy investments in complex, exotic, thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(b) The Short Term Fund's investment objective was not "a high level of current income consistent with preservation of capital" but instead focused solely on high current income without regard to, and in fact sacrificed, preservation of capital to achieve income modestly higher than other short-term funds;

(c) While the Short Term Fund did invest primarily in investment grade bonds, it invested heavily in thinly traded, exotic, complex, market-untested, structured financial instruments that held risks that were not disclosed, including but not limited to concentration, liquidity and valuation risks that materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(d) While the Short Term Fund's portfolio may have maintained "a dollar-weighted average portfolio maturity of three years or less," it manifestly did not maintain a portfolio that "moderate[d] principal fluctuations" and thus, did not "provide a more stable net asset value" because the duration/maturity of its portfolio did not protect against the concentration, liquidity and valuation risks imbedded in the thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation, which could suddenly become unsalable at their estimated values upon changing market sentiments, in which the Fund heavily invested, which risks materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(e) Contrary to its representation in November 2005 that the Short Term Fund "currently does not intend to invest in [restricted] securities in the coming year," the Fund did make such investments without disclosing its change of intent;

(f) Contrary to its representation in November 2006, that it "will not purchase securities for which there is no readily available market . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets," the Short Term Fund made substantial investments throughout the Class Period in securities for which there was no readily available market and purchased such investments when, after the purchase thereof, the Fund held securities with an aggregate value substantially exceeding 15% of the Fund's net assets, without disclosing its violation of the 15% limitation;

(g) Regarding the Short Term Fund's representation that it provided a "higher level of current income than typical CDs, savings accounts, or money market investments," Defendants inferred that the Short Term Fund provided safety that was comparable to that of such universally recognized safe investments and failed to disclose that its pursuit of such "higher current income" meant heavily investing in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(h) Regarding the Short Term Fund's representation that it provided "greater stability in principal value than that of longer term bonds or bond fund," the Fund did not provide such stability, and the Fund failed to disclose that, while its relatively short maturity/duration did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in heavily investing in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(i) Regarding the Short Term Fund's representation that it provided a "diversified portfolio of short-term investment-grade debt securities," the Fund manifestly did not provide a diversified portfolio but, instead, heavily concentrated in mortgage-related securities, exceeding its disclosed 25% limit on investments in a single industry;

(j) Contrary to the Short Term Fund's representation that it "is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type" and failed to disclose its heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(k) Regarding the representation that the Short Term Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(l) Regarding the Short Term Fund's representation that it was subject to a fundamental restriction that prohibited it from investing more than 25% of its net worth in a single industry, it failed to adhere to this restriction, failed to disclose the Fund's noncompliance with this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(m) The Fund's periodically disclosed asset allocations understated the extent to which the Short Term Fund was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(n) Regarding the Short Term Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary unrelated concentration, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values, resulting in catastrophic losses upon the repricing of such securities;

(o) The Short Term Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

181. Defendants' partial disclosure in the Funds' SAIs (but not in their prospectuses or selling materials) of the liquidity and other risks regarding the below-investment grade securities in which the Funds invested, but not the structured financial instruments in which the Funds heavily invested, is irrelevant herein and misleading because Defendants did not disclose in the Funds' prospectuses, SAIs or selling materials that the structured financial instruments in which the Funds heavily invested were likewise:

(a) Subject to such risks, including liquidity risk,

(b) Subject to the risk that such instruments are subject to adverse publicity and changing investor perceptions and sentiments that are likely to affect the liquidity of such instruments and the ability of pricing services or the Funds' management to value such securities,

(c) Traded in a market that is much thinner and less active than that for more conventional fixed income securities, which can adversely affect the prices of such instruments,

(d) Because market quotations were not readily available for most, if not all, of such securities during most, if not all, of the Class Period, subject to "fair value" procedures, involved judgment and significant uncertainty, rendering the Funds' respective NAVs during the Class Period highly uncertain;

(e) Relatively new types of debt securities that had not been tested in adverse market conditions, even though similar types of newly created fixed income structured or derivative securities had in the past shown a propensity to collapse in adverse market conditions;

(f) Exhibited the characteristics of illiquid securities and could suddenly become unsalable at their estimated values before the Funds could sell them at the prices at which they were being carried on the Funds' records;

(g) Subject to the value thereof suddenly, and without warning, dropping precipitously, because up to half or more of the Funds' portfolio consisted of securities that exhibited such characteristics;

(h) Investments in a single industry in excess of the 25% limit on such investments; and

(i) Subject to the concentration of credit risk.

182. Defendants stated in the Funds' SAI, but not in the Funds' prospectuses or sales materials, some of the risks created by illiquid securities generally without regard to specific types of securities:

> Illiquid investments are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board, the Adviser determines the liquidity of each fund's investments and, through reports from the Adviser, the Board monitors investments in illiquid instruments. In determining the liquidity of each fund's investments, the Adviser may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment). Investments currently considered by the

> Adviser to be illiquid include repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and OTC options. Also, the Adviser may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to OTC options that the funds write, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the funds may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board.
>
> Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that each fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and thus the Adviser's judgment plays a greater role in the valuation process. Investment of each fund's assets in illiquid securities may restrict each fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which each fund's operations require cash and could result in each fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

November 1, 2006 SAI.

183. Materially omitted from Defendants' SAI disclosures described in the preceding paragraph, which disclosures did not appear in the Funds' prospectuses or selling materials, were the following facts and conditions of the Funds' portfolios:

(a) The Funds were heavily invested in illiquid securities or in thinly traded securities that were highly susceptible to suddenly becoming unsalable at their estimated values upon changing sentiments without allowing time to sell them at the prices at which they were being carried on the Funds' records;

(b) The proportions of the Funds' respective portfolios that were subject to the disclosed difficult and judgmental valuation process;

(c) The resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportion of the Funds' respective portfolios subject to the valuation uncertainty inherent in the process of valuing illiquid securities;

(d) The disclosure deficiencies and undisclosed material facts regarding the Funds' valuation disclosures described in paragraph 138 above.

184. Defendants' misrepresentations regarding the High Income Fund's stable NAV were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the High Income Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.14, from $10.56 to $10.42, or 1.33% over the five-year period, versus $0.28 for the Intermediate Fund, from $10.21 to $9.93, or 2.74% over the same period, and versus $0.07 for the Short-Term Bond Fund, from $10.11 to $10.04, or 0.69% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the High Income Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the High Income Fund. See paragraphs 323-328 below.

185. Defendants' misrepresentations regarding the Intermediate Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Intermediate Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.28 for the Intermediate Fund, from $10.21 to $9.93, or 2.74% over the same period. From the

disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Intermediate Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Intermediate Fund.

186. Defendants' misrepresentations regarding the Short Term Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Short Term Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.07 for the Short Term Fund, from $10.11 to $10.04, or 0.69% over the same period. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Short Term Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Short Term Fund.

187. With respect to the Funds, the representations set forth above were false and misleading in that Defendants failed to disclose:

(a) That the Funds' performances during the Class Period before the catastrophic decline in their respective NAVs was attributable to taking significant risks not taken by comparable funds;

(b) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid and untested securities whose valuations were uncertain;

(c) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid securities in violation of their disclosed limitation of such investments;

(d) That, because of its excessive investments in illiquid and untested securities whose valuations were uncertain, the Funds were far more risky than disclosed;

(e) That the valuation of an undisclosed but substantial portion of the Funds' respective portfolio securities, and therefore their respective NAVs, was based on mere estimates and, therefore, was subject to substantial uncertainty, rendering their respective NAVs highly uncertain;

(f) That, because of their excessive investments in illiquid and untested securities, whose valuations were uncertain, the Funds' respective advertised NAVs were vulnerable to a precipitous decline as a result of adjusting the Funds' valuations to reflect sudden changes in the market conditions relating to such securities and the Funds' inability to sell such securities to raise needed cash;

(g) That, given the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, an investment in the Funds was subject to significantly greater risk than an investment in comparable short-term, intermediate-term or high income bond mutual funds;

(h) That, given the extent of the Funds' excessive investments in illiquid and untested securities whose valuations were uncertain, Defendants had no reasonable basis for their representations that they believed that limited NAV fluctuation or a stable NAV could be achieved;

(i) That the Funds were, respectively, investing more than 15 percent of their net assets in illiquid and untested securities;

(j) That the Funds were, respectively, investing more than 25% of their net assets in a single industry;

(k) That the Funds were exposed to a concentration of credit risk.

(l) That, as a result of such investment practices, the Funds were much riskier than the indices with which the MK Defendants compared the Funds' respective performances;

(m) The extent to which the Funds' respective yields and income and source of dividends during the Class Period, as compared with comparable mutual funds, were dependent on the Funds' excessive investments in illiquid and untested securities whose estimated valuations were uncertain and vulnerable to suddenly becoming unsalable upon changing market sentiments or perceptions of the investment merit of such securities; and

(n) The extent to which the Funds' respective yields and dividends during the Class Period, as compared with comparable mutual funds, were dependent on investment policies and practices that were inconsistent with limited NAV fluctuation, stable NAV and/or preservation of capital and that subjected shareholders in the Funds to risk and volatility substantially greater than those of comparable bond mutual funds.

188. The Funds' generalized and partial and incomplete risk disclosures in its prospectuses, its annual and semi-annual reports, and elsewhere, which were substantially uniform throughout most, if not all, of the Class Period, were negated and rendered immaterial and meaningless:

(a) By the specific disclosures relating to stable NAVs; "lower NAV volatility than typical high-yield funds," "conservative credit posture," avoiding "excessive credit risk," diversification by investing in assets other than below investment-grade bonds (including the structured financial instruments that were a significant cause of the Funds' losses), "solid credit fundamentals"; with respect to the Intermediate Fund, avoiding "speculative derivative;" the Intermediate Fund was for investors whose "investment objective is preservation of capital" and offered "greater stability in principal value than that of long-term bonds"; and, with respect to the Short Term Fund, the Fund's investment objective was preservation of capital and the Fund would invest in a portfolio of investment-grade securities with an average maturity of three years or less;

(b) By the financial performance of the Funds as reflected in their historic stable NAVs until July through November 2007 and as reflected in the "Financial Highlights" disclosed in the Fund's prospectuses throughout the Class Period;

(c) By the failure to disclose the matters set forth herein (see, e.g., paragraphs 64, 99-111, 104, 115, 128, 129, 147, 153, 154, 159-161, 164, 165, 176, 178, 180, 181, 183, 187, 317, 333, 333, 345, 351);

(d) As a result of the Funds' failures to disclose in their respective financial statements, or the footnotes thereto, the valuation uncertainty inherent in the Funds' respective NAVs and/or the magnitude of fair-valued securities and the effect on the Funds' NAV of a hypothetical change in the estimated values of such securities and the likelihood of such change;

(e) By comparing the Funds' respective performances with short- term, intermediate-term and high income bond indices;

(f) By the MK Defendants repeatedly comparing the Funds' respective performances with, respectively, Lehman Brothers 1-3 Year U. S. Government/Credit Index, the Lehman Brothers Intermediate U.S. Aggregate Index and the Lehman Brothers Ba U.S. High Yield Index, implying that the Funds were comparable in risk to such indices, without disclosing the unique risks embedded in the Funds that differentiated the Funds from their respective indices, as set forth above; and

(g) With respect to the Funds' disclosure in their common prospectus of what they called the "principal risks" to which the MK Defendants said the Funds were subject, neither valuation uncertainty nor liquidity risk was included in these "principal risks."

189. The Funds' December 31, 2006 Semi-Annual Report contained a section entitled "Investment Valuations" that stated that the Funds' Advisors would, under the direction of the Funds' Board of Directors, exercise "good faith in determining the fair value of any securities for which market quotations were not available or appear inaccurate and, further, that such determinations would be made" based on available information, as follows:

> Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. . . . ***Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information*** and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because

> of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. (emphasis supplied)

As demonstrated herein, these statements were materially false and misleading because Defendants failed to consider available information, such as the steep downturn of the ABX.HE Index in December 2006, that should have alerted Defendants to the need to write-down the value of the Funds' respective securities portfolios. In addition, the fact that the Funds engaged a valuation consultant demonstrates that Defendants did not, and could not, determine the fair value of the Funds' investments as necessary.

190. The statements in paragraph 189 above were materially false and misleading, and Defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Funds' investments as "investment grade;" and

(e) The Funds' made investments in violation of their respective investment limitations.

191. In a letter to shareholders dated August 10, 2007, Kelsoe acknowledged, for the first time, problems in valuing the Funds' assets. In particular, Kelsoe stated, in relevant part, as follows:

> Because the investment environment is changing so rapidly, I felt it appropriate to provide our shareholders with an update on the impact these conditions are having on the four RMK closed end funds, as well as the RMK Select Fund High Income and Intermediate open end funds.
>
> * * *
>
> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.
>
> * * *
>
> At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. ***In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities.*** Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.
>
> The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which

> continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values. (emphasis supplied)

On this news, the price of Class A shares of the High Income Fund, Intermediate Fund and Short Term Fund fell from a closing price of $5.97, $7.60 and $9.23 per share, respectively, on August 9, 2007, to close two trading days later at $5.19, $6.77 and $8.94, respectively, on August 13, 2007.

192. On August 13, 2007, the High Income and Intermediate Funds filed a supplement with the SEC revealing that they had retained an independent valuation consultant to assist in determining the value of the Funds' portfolio because "[r]ecent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Fund's portfolio."

193. The statements in ¶¶191 and 192 were materially false and misleading, and Defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated;

(d) Defendants misclassified certain of the Funds' investments as "investment grade;" and

(e) The Funds' made investments in violation of their respective investment limitations.

194. The Funds did not disclose in their common prospectus that they were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry. The Funds represented in their SAI that they "may not . . . [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

195. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA.

196. As set forth in paragraph 156 above, the High Income Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry.

197. As set forth in paragraph 157 above, the Intermediate Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry.

198. As set forth in paragraph 158 above, the Short Term Fund violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry.

199. As set forth in paragraph 159 above, Defendants concealed the extent to which the Funds were invested in mortgages or mortgage-related securities.

200. In a letter to shareholders dated November 7, 2007, Kelsoe commented on the worsening conditions in the credit markets and acknowledged that "our portfolios have been pressured across the board. In a section of the letter entitled, "What exactly do you invest in?", Kelsoe explained that a large portion of the Funds' portfolios were invested in structured finance fixed income securities collateralized by mortgage-related securities. According to Kelsoe, the mortgage-backed securities had declined in value because of uncertainty regarding real estate and illiquidity in the secondary market for the securities. In the letter, Kelsoe stated, in relevant part, as follows:

> Since my last communication on August 10, 2007, the credit markets have remained under pressure as spreads continue to widen, and economic uncertainty, driven by the deteriorating housing market and high energy prices, weighs on investors minds. Over recent weeks the major rating agencies have cut ratings on various investments backed by mortgages as the housing picture becomes more and more uncertain. Also, during the last few weeks many investment banks and commercial banks have taken large write downs of their real estate related holdings to reflect these deteriorating conditions.
>
> Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower

than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many

> of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!
>
> *　　*　　*
>
> **How much of the portfolio's are related to subprime?**

Below is the actual exposure to subprime mortgage related investments for each portfolio as of September 30, 2007:

MKHIX	MKIBX	MSTBX	RMH	RSF	RMA	RHY
14.1%	16.9%	5.1%	8.4%	10.4%	10.5%	11.4%

Despite this news, Kelsoe assured that "the earnings [of the Funds] are not dramatically different than they were over the past three to six months." On November 7, 2007, Class A shares of the High Income Fund, the Intermediate Fund and the Short Term Fund closed at $3.92, $5.20 and $8.41 per share, respectively, compared to $3.97, $5.25 and $8.42, per share, respectively, on the previous trading day.

201. The statements in ¶¶194, 195, and 200 were materially false and misleading, and Defendants knew or recklessly disregarded the statements as such, because of the following reasons:

(a) Defendants failed to exercise good faith in determining the fair value of the Funds' investments in securities for which market quotations were not available or appeared inaccurate;

(b) The Funds' investments in securities for which market quotations were not available or appeared inaccurate were not valued at fair value;

(c) The Funds' net assets were overstated and, as a result, the Funds' daily reported NAV was also overstated; and

(d) Defendants misclassified certain of the Funds' investments as "investment grade."

202. On November 29, 2007, the Funds filed their September 30, 2007 Quarterly Report, which set forth the September 30, 2007 values for the investments of the respective Funds.

203. The following table demonstrates that, of the High Income Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 84% of the Fund's loss and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 47.3%) than did high-yield corporate bonds, whose value declined by a relatively modest 16.2% (data based on the High Income Fund's September 30, 2007 Form N-Q portfolio of investments):

HIGH INCOME FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	8.1	$ 53,558,559	$ 33,662,360	$ 19,936,199	6.44%	37.2%	99.92%	99.92%
Asset-Backed Securities-Below Investment Grade or Unrated	26.3	$283,580,467	$109,971,469	$173,608,998	56.10%	61.2%	81.32%	71.83%
Corporate Bonds-Investment Grade	4.1	$ 17,813,579	$ 17,090,000	$ 723,579	0.23%	4.1%	100.00%	100.00%
Corporate Bonds-Below Investment Grade or Unrated	20.5	$102,111,002	$ 85,613,662	$ 16,497,201	5.33%	16.2%	27.18%	54.71%
Mortgage-Backed Securities-Investment Grade	2.4	$ 17,182,372	$ 10,235,171	$ 6,947,201	2.24%	40.4%	81.61%	2.81%
Mortgage-Backed Securities-Below Investment Grade or Unrated	14.6	$122,787,133	$ 61,087,756	$ 61,699,377	19.94%	50.2%	95.99%	88.81%

Municipal Securities	0.1	$ 121,378	$ 109,282	$ 12,096	0.00%	10.0%	0.00%	0.00%
Common Stock	8.0	$ 42,672,841	$ 33,263,667	$ 9,409,174	3.04%	22.0%	33.69%	51.79%
Preferred Securities	5.1	$ 42,005,593	$ 21,361,846	$ 20,643,747	6.67%	49.1%	25.46%	74.54%
TOTAL		$681,832,924	$372,355,213	$309,477,711	100%	45.4%		

204. The following table demonstrates that, of the Intermediate Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 90% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 63% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 49.7%) than did high-yield corporate bonds, whose value declined by a relatively modest 14.6% (data based on the Intermediate Fund's September 30, 2007 Form N-Q portfolio of investments):

INTERMEDIATE FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	32.7	$264,282,371	$154,186,411	$110,095,960	56.61%	41.7%	79.75%	71.60%
Asset-Backed Securities-Below Investment Grade or Unrated	4.0	$ 46,623,477	$ 18,768,763	$ 27,854,714	14.32%	59.7%	95.90%	93.49%
Corporate Bonds-Investment Grade	34.0	$171,552,981	$160,296,961	$ 11,256,020	5.79%	6.6%	51.77%	81.63%
Corporate Bonds-Below Investment Grade or Unrated	4.8	$ 26,600,606	$ 22,724,351	$ 3,876,255	1.99%	14.6%	57.55%	100.00%
Mortgage-Backed Securities-Investment Grade	10.9	$ 68,721,343	$ 51,297,485	$ 17,423,858	8.96%	25.4%	56.78%	22.14%
Government & Agency Securities	1.7	$ 28,758,946	$ 8,039,117	$ 20,719,829	10.65%	72.1%	1.57%	0.46%
U.S. Treasury Obligations	0.2	$ 2,678,872	$ 940,419	$ 1,738,453	0.89%	64.9%	0.00%	0.00%
Preferred Securities	4.8	$ 23,961,020	$ 22,451,000	$ 1,510,020	0.78%	6.3%	100.00%	100.00%
TOTAL		$633,179,616	$438,704,507	$194,475,109	100.0%	30.7%		

205. The following table demonstrates that, of the Short Term Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 78% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 28% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 26%) than did high-yield ("junk") corporate bonds, whose value actually increased (data based on the Short Term Fund's September 30, 2007 Form N-Q portfolio of investments):

SHORT TERM FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities-Investment Grade	19.4	$18,853,345	$14,925,996	$ 3,927,349	57.14%	20.8%	63.22%	68.64%
Asset-Backed Securities-Below Investment Grade or Unrated	2.3	$ 3,641,171	$ 1,808,056	$ 1,833,115	26.67%	50.3%	100.00%	100.00%
Corporate Bonds-Investment Grade	33.4	$25,950,317	$25,771,777	$ 178,540	2.60%	0.7%	19.5%	23.38%
Corporate Bonds-Below Investment Grade or Unrated	5.3	$ 4,078,444	$ 4,081,611	$ (3,167)	-0.05%	-0.1%	0.00%	61.46%
Mortgage-Backed Securities-Investment Grade	15.0	$12,420,750	$11,529,041	$ 891,709	12.97%	7.2%	15.37%	6.51%
Government & Agency Securities	10.5	$ 8,097,395	$ 8,064,406	$ 32,989	0.48%	0.4%	0.00%	0.00%
U.S. Treasury Obligations	6.4	$ 4,932,385	$ 4,947,155	($14,770)	-0.21%	-0.3%	0.00%	0.00%
Preferred Securities	1.0	$ 807,000	$ 780,000	$ 27,000	0.39%	3.3%	100.00%	100.00%
TOTAL		$78,780,807	$71,908,042	$ 6,872,765	100.00%	8.7%		

206. Remarkably, even though the value of the Funds' investments in certain securities had been written-down significantly, Defendants continued to classify them as "investment-grade."

207. In sum, the value of the total investments of the High Income Fund, the Intermediate Fund and the Short Term Fund as of September 30, 2007, was 54.6%, 69.3% and 91.3% of their respective costs.

STATEMENT OF FACTS: PWC
PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – GENERALLY

208. KPMG LLP ("KPMG") was the Company/Funds' independent public accountants for the fiscal years ended June 30, 2000 and June 30, 2001. In November 2001, KPMG resigned as independent accountants for the Company. Following KPMG's resignation, the Company/Funds' audit committee selected PWC to be the auditor of the Funds' financial statements.

209. In connection with its audits of the Funds' June 30, 2004, 2005 and 2006 annual financial statements and reports thereon, its reviews of the Funds' December 31, 2004, 2005 and 2006 semi-annual financial statements, its issuance of reports on the Funds' internal controls, and its affirmance of the information in the Funds' several prospectuses that was derived from the Funds' audited financial statements, PWC was required by SEC rules and regulations and by generally accepted accounting principles ("GAAP") and generally accepted auditing standards ("GAAS") to know about: the Funds' failure to use valuation methods required by SEC rules and regulations and the required attendant disclosures, GAAP, and by the Funds' disclosures; the uncertain estimated values of the illiquid and market-untested structured financial instruments in which the Funds invested and attendant required disclosures; and the Funds' noncompliance with the limitations on investments in illiquid securities and a single industry and attendant required disclosures and with the Intermediate and High Income Funds' respective investment objectives.

210. The form and content of, and requirements for, financial statements of registered investment companies such as the Funds are governed by SEC Regulation S-X and the interpretive releases (Accounting Series Releases) relating thereto. The Accounting Series Releases, or "ASRs," have been codified into the SEC's Codification of Financial Reporting Policies ("Codification").

211. The American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, Audits of Investment Companies ("AICPA Guide") is an authoritative source that sets forth recommendations of the AICPA Investment Companies Special Committee on the application of GAAS to audits of financial statements of investment companies. The AICPA Guide also presents the committee's recommendations on and descriptions of financial accounting and reporting principles and practices for investment companies.[1]

212. The AICPA Guide is consistent with the standards and principles covered by Rules 202 and 203 of the AICPA Code of Professional Conduct.

213. The AICPA Guide applicable to PWC's audit of the Funds' 2004, 2005 and 2006 financial statements was the Guide that reflected relevant guidance contained in authoritative pronouncements through May 1, 2007.[2]

214. Where the AICPA Guide is applicable, PWC auditors who audited the Funds' annual financial statements should have used the accounting treatments specified by the AICPA Guide or be prepared to justify another treatment, as discussed in paragraph 7 of Statement on Auditing Standards ("SAS") No. 69.

[1] References herein are to the December 1, 2000 edition and to the May 1, 2007 edition. Based on a review of the 2007 edition, material cited from the 2007 edition appears to be the same as the 2000 edition or relates to guidance in existence preceding May 1, 2007 and applicable during the Class Period.

[2] See footnote 1.

215. The AICPA Guide does not describe all auditing procedures necessary to perform an audit in accordance with generally accepted auditing standards. The Guide was not intended to limit or supplant the PWC auditors' individual judgment, initiative, imagination, or vigilance. Programs for each audit should be designed to meet its particular requirements, considering the size and kind of organization and the adequacy of internal control and risk management.

216. Statements of Position of the AICPA Accounting Standards Division present the conclusions of at least two-thirds of the Accounting Standards Executive Committee, which is the senior technical body of the AICPA authorized to speak for the Institute in the areas of financial accounting and reporting. SAS No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Independent Auditor's Report, identifies AICPA Statements of Position as sources of established accounting principles that an AICPA member should consider if the accounting treatment of a transaction or event is not specified by a pronouncement covered by Rule 203 of the AICPA Code of Professional Conduct. One of such statements of position is SOP 93-1, and in relevant circumstances, the accounting treatment specified by SOP 93- 1 should be used, or the member should be prepared to justify a conclusion that another treatment better presents the substance of the transaction in the circumstances.

217. With respect to PWC's audits of the Funds' 2004, 2005 and 2006 annual financial statements, SOP 93-1 provided guidance on the Funds' financial reporting for the untested illiquid structured financial instruments held by them as investments. SOP 93-1 recommended procedures to be considered by PWC for reviewing the valuations of the Funds' investments reported in the Funds' financial statements.

218. The Funds issued semi-annual reports, including financial statements that reported the Funds' NAVs, as of December 31, 2004, 2005 and 2006. Such financial statements should be

complete and based on generally accepted accounting principles, which should conform to the principles used in preparing the Funds' annual financial statements.

219. It is customary for auditors to review registered investment companies' interim financial statements. PWC reviewed the Funds' semi-annual financial statements as of December 31, 2004, 2005 and 2006.

220. Investment companies are grouped according to their primary investment objectives, and the types of investments made by those funds reflect their stated objectives. The composition of an investment company's portfolio is primarily a function of the company's investment objectives and its market strategy to achieve them.

221. The AICPA Guide provides that, before starting an audit of an investment company's financial statements, an auditor is to be familiar with, *inter alia*, the fund's business and operating characteristics, its industry generally, applicable statutes and regulations, SEC registration and reporting forms, the statistics that should be maintained by investment companies and the sources of such data, the company's investment objective and limitations and restrictions, and SEC Form N-SAR (a reporting form used by registered investment companies for semiannual and annual reports that provides current information and demonstrates compliance with the ICA).

222. The second standard of auditing fieldwork, part of generally accepted auditing standards, states that "A sufficient understanding of internal control is to be obtained to plan the audit and to determine the nature, timing, and extent of tests to be performed."

223. The auditor must obtain a sufficient understanding of the entity and its environment, including its internal control, to assess the risk of material misstatement of the

financial statements whether due to error or fraud, and to design the nature, timing and extent of further audit procedures. AICPA 2007 Guide ¶2.150.

224. SEC Form N-SAR requires PWC, as the auditor of the Funds' financial statements, to report annually to the SEC and to the Funds' directors and shareholders on the Funds' internal control over financial reporting. AICPA 2007 Guide ¶2.150.

225. According to the AICPA Guide, in its consideration of the Funds' internal control structure and whether that structure ensured compliance with the Funds' investment policies and restrictions, PWC should have reviewed such relevant Fund documents as the most recent prospectus, compliance items reported in the annual N-SAR report to the SEC, and other publicly filed documents, certificate of incorporation, bylaws, and minutes of board and audit committee and shareholder meetings. AICPA 2000/2007 Guide ¶2.101/2.144.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – PRICING AND VALUATION OF THE FUNDS' THINLY TRADED STRUCTURED FINANCIAL INSTRUMENTS

226. PWC's principal objectives in auditing the Funds' investment accounts during the Class Period were to determine, inter alia, whether there was a reasonable assurance that the Funds' portfolio investments were properly valued. AICPA 2007 Guide ¶2.148.

227. "Reasonable assurance" means a "high level of assurance." SAS No. 104.

228. The AICPA Guide provides that the audit of an investment company's investment accounts is a significant portion of the overall audit because of the relative significance of those accounts and of the related income accounts. AICPA 2007 Guide ¶2.141.

229. All relevant factors must be taken into account in performing good faith valuations. AICPA 2000 Guide ¶¶2.35, 2.36, 2.133.

230. The AICPA Guide, citing ICA Rule 22c-1, informed the PWC auditors working on the audits of the Funds' financial statements that, under the ICA, open-end investment companies offering their shares to the public continuously are required to compute the Funds' respective NAVs per share daily to price Fund shares redeemed and sold. SOP 93-1 advised PWC auditors to consider reviewing the methods used by management to determine and update daily prices and the consistency of these methods from period to period and across similar securities.

231. With respect to the fair valuation of securities for which market quotations are not readily available, the AICPA Guide makes clear such fair valuations are estimates, providing:

> 2.33 Situations may arise when quoted market prices are not readily available or when market quotations are available but it is questionable whether they represent fair value. Examples include instances when—
>
> - Market quotations and transactions are infrequent and the most recent quotations and transactions occurred substantially prior to the valuation date.
> - The market for the security is "thin" (that is, there are few transactions or market makers in the security, the spread between the bid and asked prices is large, and price quotations vary substantially either over time or among individual market makers).
>
> * * *
>
> Similar circumstances may also affect the appropriateness of valuations supplied by pricing services. Situations such as those above are expected to be rare but may occur. In those cases, an investment company may establish a policy to substitute a good faith estimate of fair value for the quoted market price or pricing service valuation. Any policy adopted should be consistently applied in all situations where significant pricing differences are determined to exist.
>
> 2.34 In December 2003, the SEC adopted new Rule 38a-1 under the 1940 Act that requires registered investment companies . . . . to adopt policies and procedures reasonably designed to prevent violation of federal securities laws . . . . the SEC stated that Rule 38a-1 "requires funds to adopt policies and procedures that require the fund to monitor for circumstances that may necessitate the use of fair value prices; establish criteria for determining when market quotations are no longer reliable for a particular portfolio security; provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security; and regularly

review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.". . . . Further . . . the SEC adopted rules which require investment companies . . . to provide a brief explanation in their prospectuses of the circumstances under which they will use fair value prices and the effects of fair value pricing.

2.35 *Estimating Fair Values of Investments.* The SEC's *Codification of Financial Reporting Policies* provides guidance on the factors to be considered in, and on the responsibilities for and methods used for, the valuation of securities for which market quotations are not readily available [footnote citing Codification §§ 404.03 and 404.04]. . . .

2.36 The objective of the estimating procedures is to state the securities at the amount at which they could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. The term current transaction means realization in an orderly disposition over a reasonable period. All relevant factors should be considered in selecting the method of estimating in good faith the fair value of each kind of security.

2.37 In estimating in good faith the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration all indications of fair value that are available. . . .[some of] the factors to be considered:

- Financial standing of the issuer
- Business and financial plan of the issuer and comparison of actual results with the plan
- Size of position held and the liquidity of the market
- Contractual restrictions on disposition
- Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies
- Ability of the issuer to obtain needed financing
- Changes in the economic conditions affecting the issuer
- A recent purchase or sale of a security of the company
- Pricing by other dealers in similar securities
- Financial statements of investees

2.38 No single method exists for estimating fair value in good faith because fair value depends on the facts and circumstances of each individual case. Valuation methods may be based on a . . . discount or premium from market, of a similar, freely traded security of the same issuer; on a yield to maturity with respect to debt issues; or on a combination of these and other methods. In addition, with respect to derivative products, other factors (such as volatility, interest . . . and term to maturity) should be considered. The board of directors should be satisfied, however, that the method used to estimate fair value in good faith is reasonable and

> appropriate and that the resulting valuation is representative of fair value.
>
> 2.39 The information considered and the basis for the valuation decision should be documented, and the supporting data should be retained. The board may appoint individuals to assist it in the estimation process and to make the necessary calculations. . . . If considered material, the circumstances surrounding the substitution of good faith estimates of fair value for market quotations or pricing service valuations should be disclosed in the notes to the financial statements. . . .

AICPA 2007 Guide ¶¶2.33-2.39.

232. With respect to AICPA Guide ¶2.34's admonition that, investment company prospectuses disclose "the circumstances under which they will use fair value prices and the effects of fair value pricing," the Funds' prospectuses did disclose the "circumstances under which fair value prices" would be used—namely, the absence of readily available market quotations—but did not disclose "the effects of fair value pricing"—namely, given the magnitude of fair-valued securities in the Funds' portfolios, that the prices at which the Funds' shareholders were purchasing and redeeming the Funds' shares were subject to substantial uncertainty and were vulnerable to a sudden precipitous decline in value, thereby seriously jeopardizing their investments in the Funds.

233. No single standard for determining "fair value . . . in good faith" can be laid down, since fair value depends upon the circumstances of each individual case. SEC Codification 404.03.b.iv.

234. SEC Codification 404.03.b.iv. provides that directors of mutual funds whose securities are being fair valued in good faith should consider the following factors:

(a) The fundamental analytical data relating to the investment;

(b) The nature and duration of restrictions on disposition of the securities;

(c) An evaluation of the forces which influence the market in which these securities are purchased and sold;

(d) Type of security;

(e) Financial statements;

(f) Cost at date of purchase;

(g) Size of holding;

(h) Discount from market value of unrestricted securities of the same class at time of purchase;

(i) Special reports prepared by analysts;

(j) Information as to any transactions or offers with respect to the security;

(k) Price and extent of public trading in similar securities of the issuer or comparable companies.

235. SEC Codification 404.03.b.iv. provides that the guidance described in the preceding paragraph does not purport to delineate all factors which may be considered. The directors should take into consideration all indications of value available to them in determining the "fair value" assigned to a particular security. The information so considered together with, to the extent practicable, judgment factors considered by the board of directors in reaching its decisions should be documented in the minutes of the directors' meeting and the supporting data retained for the inspection of the company's independent accountant.

236. PWC's auditors should have become familiar with the provisions of the SEC's financial reporting releases on this subject, with emphasis on section 404.03 of SEC's *Codification of Financial Reporting Policies*. AICPA 2000/2007 Guide ¶2.133/2.182.

237. In the case of investments valued by the investment company using a valuation model, the auditor should assess the reasonableness and appropriateness of the model, including whether management has identified the significant assumptions and factors influencing the measurement of fair value, and whether the significant assumptions used are reasonable and the model is appropriate considering the entity's circumstances. (Significant assumptions cover matters that materially affect the fair value measurement and may include those that are sensitive to variation or uncertainty in amount or nature, and are susceptible to misapplication or bias.) AICPA 2007 Guide ¶2.182.

238. Under Codification of Statements on Auditing Standards ("AU") section 328, the auditor's substantive tests of fair value measurements involve (a) testing management's significant assumptions, the valuation model, and the underlying data, (b) developing independent fair value estimates for corroborative purposes, or (c) examining subsequent events and transactions that confirm or disprove the estimate. AICPA 2000/2007 Guide ¶¶2.124, 2.126 / 2.141, 2.168, 2.170.

239. In auditing the Funds' investment accounts, PWC should have considered the Funds' transactions with brokers and pricing services. AICPA 2007 Guide ¶2.141.

240. To the extent that the estimated values of the Funds' securities were provided by dealers or pricing services, PWC should have considered whether controls maintained by the fund or by the pricing service provide reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, which controls could include, *inter alia*, testing methods used by the pricing service to obtain daily quotations, verifying daily changes of each security's fair value in excess of a stipulated percentage, verifying dealer quotations with

other dealers on a test basis, and consideration of fair value that has not changed for a stipulated period. AICPA 2000/2007 Guide ¶2.131/2.176.

241. To the extent that Morgan Management used internally developed matrix pricing to determine the fair value of the Funds' fair valued securities, PWC should have considered performing the following procedures on a test basis:

(a) Reviewing the matrix used;

(b) Determining that the results have been reviewed by the board of directors or its designees for reasonableness;

(c) Comparing sales proceeds from securities sold during the year with the value used on several days before the sale;

(d) Comparing fair values with values obtained from a second pricing matrix;

(e) Comparing fair values with quotations obtained from market makers. AICPA 2000 Guide ¶2.132.

242. To the extent that the Funds' investments were valued using a valuation model, regardless of whether such model was developed internally or was one used by the Funds' outside pricing sources, PWC should have obtained an understanding of the entity's process for determining fair value, including:

(a) The controls over the process used to determine fair value measurements, including, for example, controls over data and the segregation of duties between investment management functions and those responsible for undertaking the valuations;

(b) The expertise and experience of those determining fair value measurements;

(c) The role of information technology in the valuation process;

(d) Significant assumptions used in determining fair value, as well as the process used to develop and apply management's assumptions, including whether management used available market information to development the assumptions;

(e) Documentation supporting management's assumptions;

(f) The controls over the consistency, timeliness, and reliability of data used in valuation models. AICPA 2007 Guide ¶2.177.

243. With respect to the Funds' securities for which there were no readily available market quotations, PWC should have evaluated whether the method of measurement was appropriate in the circumstances, which evaluation involved obtaining an understanding of management's rationale for selecting a particular valuation method by discussing with management its reasons for selecting that method. PWC also needed to consider whether:

(a) Management had sufficiently evaluated and appropriately applied the criteria, if any, provided by GAAP to support the selected method;

(b) The valuation method was appropriate in the circumstances given the nature of the item being valued;

(c) The valuation method was appropriate in relation to the environment in which the Funds operated. AICPA 2007 Guide ¶2.179.

244. PWC should have tested the data used to develop the fair value measurements of the Funds' thinly traded structured financial instruments and the disclosures relating thereto and should have evaluated whether the fair value measurements were properly determined from such data and management's assumptions. Specifically, PWC needed to evaluate whether the data on which the fair value measurements were based, including the data used in the work of a specialist, was accurate, complete and relevant; and whether fair value measurements were

properly determined using such data and management's assumptions. PWC's tests might have included, for example, procedures such as verifying the source of the data, mathematical re-computation of inputs, and reviewing of information for internal consistency. AICPA 2007 Guide ¶2.181.

245. PWC knew that, because the fee paid by an investment company to its adviser to manage its portfolio is a percentage of the value of the portfolio and because of the pressures on portfolio managers to achieve significant above average performance in a highly competitive industry to attract additional investment dollars, and because the Funds' senior portfolio manager could earn a bonus based on the Funds' performance of as much as half of his base compensation, a risk inherent in the valuation of portfolio securities by the management of the investment company is that management has an incentive to err on the high side when valuing portfolio securities. It is in part because of this incentive that auditors must be especially vigilant when auditing valuations of portfolio securities in the course of their audits of an investment company's financial statements.

246. PWC was required to confirm that the prices used by the Funds to value their portfolio securities were reasonable.

247. PWC was required to test the Funds' respective NAVs as computed on the Funds' price makeup sheets at the date of the Funds' financial statements and on selected interim dates. Such tests should have included procedures that, *inter alia*, traced quoted market prices to independent sources and, when independent sources were not available, to supporting documentation for investments stated at fair values, as determined by the Funds' board of directors.

248. PWC was required to ascertain whether the pricing and valuation procedures used by the Funds complied with the disclosed accounting policies, applicable SEC rules and regulations, and generally accepted accounting principles.

249. With respect to security values estimated in good faith by the Funds' board of directors, PWC was required to review the procedures employed by the board of directors for its continuing appraisal of such securities, determine whether the methods established for such valuations were followed, and make certain that these methods were reviewed and approved by the board of directors. PWC was required to review the procedures applied by the board of directors in valuing such securities and to inspect the underlying documentation to determine whether the procedures were reasonable and the documentation appropriate for that purpose.

250. Pricing and valuation of the Funds' portfolio securities were part of the Funds' internal accounting controls, the examination or testing of which PWC was responsible in connection with its audits of the Funds' financial statements and on which PWC was required to report in addition to its audit report and opinion.

251. SEC Form N-SAR states that the auditor's report on a registered investment company's internal controls should be "based on a review, study, and evaluation of the accounting system, internal accounting controls, . . . made during the audit of the financial statements. The report should disclose material weaknesses in the accounting system, the system of internal accounting control . . . that exist as of the end of the registrant's fiscal year. Disclosure of a material weakness should include an indication of any corrective action taken or proposed." PWC's reports on the Funds' internal controls were exhibits to the Funds' Form N-SAR reports and should have been addressed to the Funds' shareholders and board of directors.

252. To the extent that the Funds' management was relying on a pricing service to price its securities, the Funds' management was obliged to understand how the pricing service was pricing those securities, including whether the pricing service was taking into account in pricing the Funds' securities those factors deemed relevant by the Funds' management and board of directors. PWC, as auditor of the Funds' financial statements, was required to ascertain that the Funds' management had such an understanding.

253. PWC knew that, under the ICA, an open-end mutual fund (one that offered its shares continuously to the public and redeemed its shares), such as the Funds, is required to compute its NAV daily in order to price the fund's shares that are being redeemed and sold daily.

254. The Funds were required to disclose those securities in their respective portfolios whose values were being estimated in accordance with fair value procedures, together with the magnitude of such securities, as material information but did not do so until October 3, 2007, even though such valuations were material throughout the Class Period.

255. If PWC had diligently followed the guidance recited above and given the extraordinarily large proportion of the Funds' portfolios invested in securities requiring fair value estimates, PWC would have identified the uncertainty inherent in half or more of the Funds' respective portfolios, and either

(a) Because of the limitation imposed by such uncertainty on the ability of PWC to properly audit the values of the Funds' assets, issued a qualified audit opinion as to the Funds' financial statements or disclaimed its ability to render such an opinion, and/or

(b) Counseled the Funds' management to correctly disclose the magnitude of this uncertainty and the effect thereof on the Funds' net assets and NAV per share, in either of which cases, the MK Defendants' desired avoidance of either of which disclosures would have caused the Funds' management to reduce the amount of such fair-valued securities and thereby prevent the losses incurred in 2007.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – THE USE OF AND NEED FOR GOOD FAITH FAIR VALUE PROCEDURES; VALUATION UNCERTAINTY

256. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed for the first time the dollar amount of the Funds' securities that were fair valued at June 30, 2006. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios at June 30, 2006.

257. Likewise, in its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed the dollar amount of the Funds' securities that were fair valued at June 30, 2007.

258. These disclosures were the first time the Funds disclosed the magnitude of the Funds' portfolio securities that were subject to the highly judgmental, uncertain estimated values of securities for which market quotations are not readily available.

259. These fair valued securities were 18.2% and 30.7% of the Short Term Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, 55.8% and 50.4% of the Intermediate Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, and 49.5% and 59.7% of the High Income Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, calculated as follows:

	Investments in Securities (from annual reports)		**Fair Valued Investments: $ (from 2007 annual report) and as % of Investments in Securities (calculated)**			
	6/30/06	**6/30/07**	**6/30/06**		**6/30/07**	
Short Term Fund	$66,019,096	$86,400,536	$12,028,659	**18.2%**	$26,567,836	**30.7%**
Intermediate Fund	$ 637,709,710	$1,020,989,624	$ 376,056,341	**55.8%**	$514,922,503	**50.4%**

High Income Fund	$1,192,784,672	1,045,740,306	$590,018,294	**49.5%**	$624,867,802	**59.7%**

260. Fair valued securities are those for which market quotations are not readily available.

261. Fair valued securities are those that have not traded in significant volume for a substantial period.

262. Fair valued securities are illiquid securities.

263. Fair valued securities are thinly traded.

264. Defendants knew that fair valued securities are those for which market quotations are not readily available, or have not traded in significant volume for a substantial period, and disclosed same.

265. PWC knew that the Funds and their management and directors understood that fair valued securities are those for which market quotations are not readily available or have not traded in significant volume for a substantial period.

266. PWC and the MK Defendants knew that approximately half or more of each of Intermediate Fund's and High Income Fund's, and 18% of Short Term Fund's, portfolio was fair valued at June 30, 2006.

267. PWC and the MK Defendants knew that, prior to October 3, 2007, the Funds did not disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities the amount of their respective portfolios that were being fair valued.

268. PWC and the MK Defendants knew, or should have known, that the Funds were required to disclose in their annual and semi-annual reports and quarterly schedules of portfolio securities those of the Funds' investment securities that were being fair valued because such information was material to investors for the reasons set forth herein.

269. PWC knew that trading activity in the high-yield bonds and structured financial instruments of the type in which the Funds invested is limited, that the market in which these securities are traded is thin, and that, accordingly, dealer quotations may not indicate the prices at which these securities may be bought or sold. Accordingly, PWC knew that the fair value of such securities should have been estimated by the Funds' board of directors and that the board of directors should have implemented good faith fair value procedures for this purpose.

270. According to the AICPA Guide, investment companies such as the Funds report their investment securities at fair value, measured by quoted market prices for securities for which market quotations are readily available, or, if market quotations are not readily available, an estimate of value (fair value) as determined in good faith by the board of directors.

271. Securities for which market quotations are not readily available are very difficult to price, and the pricing thereof is based on subjective judgment.

272. PWC knew that securities for which market quotations are not readily available are very difficult to price and that the pricing thereof is based on subjective judgment.

273. According to the AICPA Guide and Codification § 404.03, quotations for over-the-counter securities should ordinarily be obtained from more than one broker-dealer, unless they are available from an established market maker for that security. Quotations for several days should be reviewed. If a security has been sold infrequently or if the market in the security is thin, the reliability of market quotations should be considered. If market quotations for the security are deemed not reliable, an estimate of value, as determined in good faith by the board of directors, should be used.

274. There were no established or indefinitely committed market makers for most if not all of the high-yield bonds and structured financial instruments in which the Funds invested

during the Class Period, and any purported market quotations were not reliable indicators of market value.

275. According to the AICPA Guide and Codification § 404.03, in certain circumstances, it may be necessary to estimate the fair value of securities if market quotations are not readily available. The objective of the estimating procedures is to state the securities at the amount the owner could reasonably expect to receive for them in a current sale, though the owner may not intend to sell them.

276. Because a substantial portion of the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values, the AICPA Guide and Codification § 404.03 required that their valuation should have been determined by the board of directors' fair valuation procedures that were designed to approximate the values that would have been established by market forces.

277. According to the AICPA Guide and SOP 93-1, because the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values and the valuation of such securities was, therefore, estimated, their valuation was subject to uncertainty.

278. PWC was required to determine whether the Funds' board of directors on behalf of the Funds was making, or should be making, good faith estimates of the value of the high-yield bonds and structured financial instruments in which the Funds invested and, therefore, determine whether the procedures employed were adequate or reasonable and, further, whether to qualify its opinions on the Funds' financial statements as a result of any inadequate or unreasonable procedures employed by the Funds' board of directors.

279. Based on the disclosures on October 3, 2007, regarding the securities held by the Funds' as of June 30, 2006 whose fair values were estimated, and on information and belief based on an understanding that restricted securities are securities for which market quotations are not readily available and because securities are "fair-valued" when market quotations are not readily available, in connection with its efforts to test or verify the prices used by the Funds for the high-yield bonds and structured financial instruments in which the Funds invested, PWC was unable to obtain independent secondary quotations for a material number of such securities during the course of its audits of the Funds' 2004, 2005 and 2006 financial statements.

280. Upon determining that market quotations were not readily available for a material portion of the Funds' portfolio securities, PWC was required to determine whether the procedures adopted by the Funds' board of directors for good faith fair value pricing of such securities were properly applied and whether all factors were taken into account in estimating the value of the Funds' securities.

281. Because the Funds did not disclose that any of their securities were fair valued at June 30, 2006, the inference arises that such valuations were not performed when they should have been. The same inference arises with respect to the Funds' June 30, 2005 and 2004 financial statements based on the number of restricted securities in each Fund's portfolio on said dates.

282. Whether the Funds did not fair value securities when they should have done so, or did fair value such securities but did not disclose the extent to which it was doing so, PWC, in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements:

(a) Never advised the Funds' board of directors of the need to perform good faith estimates of value for those high-yield bonds and structured financial instruments for which secondary market quotations were not readily available, as PWC was required to do, or never advised the Funds' board of directors of the need to disclose the substantial portion of the Funds' investment securities that were fair valued;

(b) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, that the Funds' NAV was subject to significant uncertainty in light of the magnitude of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PWC was required to do in view of the materiality of such facts;

(c) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, the magnitude of each Fund's NAV subject to significant uncertainty in light of the of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PWC was required to do and as PWC did do in connection with its audit of the Funds' 2007 financial statements;

(d) Never added an explanatory paragraph to its standard reports to emphasize the uncertainty of the valuation of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PWC was required to do and as PWC did do in connection with its audit of the Funds' 2007 financial statements;

(e) Never modified its opinions to report that the Funds' financial statements did not conform with generally accepted accounting principles or rendered an adverse opinion, as PWC was required to do;

(f) Never included in its reports an explanatory paragraph disclosing the magnitude of the Funds' portfolios subject to good faith valuation estimates by the Funds' board of directors on behalf of the Funds in view of the absence of readily ascertainable market values, as PWC was required to do and as PWC did do in connection with its audit of the Funds' 2007 financial statements; and

(g) Never advised the Funds' board of directors that PWC was unable to render an unqualified opinion because of the limitation placed on the scope of its audits as a result of the magnitude of the Funds' portfolio securities subject to fair valuation procedures and the inherent uncertain values of such estimated valuations, as PWC was required to do.

283. Furthermore, despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, PWC:

(a) Never determined whether control procedures maintained by the Funds' management, or by the dealer or pricing service used by the Funds to value the high-yield bonds and structured financial instruments in which the Funds invested, provided reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, as directed by the AICPA Guide;

(b) Never examined the methods used by the pricing service to obtain daily quotations or verify dealer quotations with other dealers on a test basis, as directed by the AICPA Guide;

(c) Did not obtain independent quotations from dealers, as directed by the AICPA Guide; or

(d) Never determined the pricing methodology used by the Funds' pricing services, whether such methodology included all relevant factors, as determined by the Funds' board of directors or otherwise, or whether such pricing services used matrix pricing, as directed by the AICPA Guide.

284. If the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007, or 2006, financial statements, PWC never:

(a) Reviewed the procedures employed by the Funds' board of directors in connection with the Funds' continuing appraisal of such securities, as PWC was required to do;

(b) Determined whether the methods established by the Funds for such valuations were followed, as PWC was required to do;

(c) Made certain that the methods established by the Funds for such valuations had been reviewed and approved by the Funds' board of directors, as PWC was required to do;

(d) Inspected the documentation underlying such valuations to determine whether the procedures were reasonable and the documentation appropriate for the purpose of valuing such securities, as PWC was required to do; or

(e) Determined whether the procedures being used to value the Funds' high-yield bonds and structured financial instruments were consistent with the procedures disclosed in the Funds' prospectuses and annual and semi-annual reports as PWC was required to do.

285. Because the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs throughout the Class Period, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value, the magnitude of such estimated values and the attendant risks and uncertainties should have been disclosed during the Class Period, as Defendants did do in the Funds' 2007 financial statements, because such estimates had a significant impact on the Funds' financial statements. SOP 94-6.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – THE FUNDS' NONCOMPLIANCE WITH THEIR INVESTMENT RESTRICTIONS

286. SEC Codification § 404.03.a. provides:

> Where the propriety or validity of an investment in a security by an investment company is questionable because of particular provisions of the Investment Company Act, or state law, or the company's investment policy or other representations as stated in its filings with the Commission, or legal obligations in respect of a contract or transaction, a written opinion of legal counsel should also be obtained by the company's management, made available to the independent accountant, and a copy included in the working papers. If the questions of propriety or validity are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto.

287. PWC should have reviewed such relevant investment company documents as the latest prospectus, statement of additional information, certificate of incorporation, bylaws, and minutes of the board of directors' and shareholders' meetings to gain an understanding of the investment company's investment objectives and restrictions. AICPA 2000/2007 Guide ¶2.101/2.144.

288. PWC should have considered whether the Funds' management had a program to prevent, deter, or detect noncompliance with the Funds' investment restrictions. AICPA 2000/2007 Guide ¶2.101/2.144.

289. As part of the consideration described in the preceding paragraph, PWC should also have considered obtaining the written compliance policies and procedures designed to prevent violation of federal securities laws and meeting with the designated chief compliance officer responsible for administering those policies and procedures. *Id.*

290. PWC should also have considered whether the program described in the second preceding paragraph identified noncompliance with the stated investment restrictions and tested the operation of the program to the extent considered necessary. *Id.*

291. An investment company's failure to comply with its stated objectives and investment restrictions may be considered a possible illegal act that may have an indirect effect on the financial statements of the fund. *Id.*

292. The Funds' failure to comply with their stated investment objectives and restrictions was a possible illegal act that had an indirect effect on the Funds' financial statements.

293. The Funds represented that they would limit their investments in illiquid securities to 15% of their respective net assets and would limit their investments in a single industry to 25% of their respective portfolios.

294. In fact, the Funds' investments in illiquid securities during the Class Period substantially exceeded their respective 15% limitations. Likewise, the Funds' investments in a single industry substantially exceeded their respective 25% limitations.

295. Should an auditor become aware of the possibility of an illegal act, the auditor may be required, under certain circumstances, pursuant to the Private Securities Litigation Reform Act of 1995 (codified in sections 10A (b)1 of the Securities Exchange Act of 1934) to

make a report to the SEC relating to an illegal act that has a material effect on the financial statements. AICPA 2000/2007 Guide ¶2.101/2.144.

296. PWC became aware, or should have become aware, of the illegal acts described in paragraph 293 in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements and, therefore, in view of the magnitude of such illegal acts and their demonstrably material effect on the Funds' financial statements for those years, should have made a report to the SEC relating to such illegal acts and should have so informed the Funds' board of directors so that corrective action could be taken to bring the Funds in compliance with said investment restrictions.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – CONCENTRATION OF CREDIT RISK

297. Statement of Financial Accounting Standards ("SFAS") 105, "Disclosure of Information about Financial Instruments with . . . Concentrations of Credit Risk," provides that an "entity shall disclose all significant concentrations of credit risk arising from all financial instruments. . . *Group concentrations* of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions."

298. SOP 94-6 requires disclosure in financial statements of concentrations.

299. The Funds' concentration in the mortgage sector and in structured financial instruments should have been, but was not, disclosed in the Funds' financial statements.

300. Such disclosures are not limited to investments in a single industry but include other concentrations that may be present but not readily apparent. For example, such

concentrations include large investments in junk bonds and structured financial instruments like the CDOs in which the Funds heavily invested.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – THE RISKS OF MATERIAL MISSTATEMENTS DUE TO FRAUD

301. The auditor should conduct the engagement with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity. Furthermore, professional skepticism requires an ongoing questioning of whether the information and evidence obtained suggests that a material misstatement due to fraud has occurred. AICPA 2007 Guide ¶2.103.

302. PWC's auditors were required to engage in brainstorming to understand the Funds, their complex investments, the environment in which the Funds operated, and to discuss the potential of the risk of material misstatement in the Funds' financial statements. AICPA 2007 Guide ¶2.104.

303. Members of the audit team should discuss the potential for material misstatement due to fraud in accordance with the requirements of AU § 316.14-.18. The discussion among the audit team members about the susceptibility of the entity's financial statements to material misstatement due to fraud should include a consideration of the known external and internal factors affecting the entity that might (a) create incentives/pressures for management and others to commit fraud, (b) provide the opportunity for fraud to be perpetrated, and (c) indicate a culture or environment that enables management to rationalize committing fraud. The "brain storming" by the audit team members about the risks of material misstatement due to fraud also should continue throughout the audit. AICPA 2007 Guide ¶2.104.

304. Among the examples of factors unique to the investment company industry in general, and the Funds in particular, indicating the potential for the risk of fraudulent financial reporting, or the risks of material misstatements due to fraud, auditors are instructed to be aware of the following:

(a) Significant investments for which market quotations are not readily available;

(b) Inadequate procedures for estimating these values;

(c) Significant investments in derivative financial instruments (e.g., the structured securities in which the Funds heavily invested) whose value is very difficult to estimate;

(d) Inadequate monitoring of the fund's compliance with its prospectus requirements;

(e) Lack of board members' understanding of how portfolio management intends to implement the fund's investment objectives, thereby creating a situation in which management can aggressively interpret or disregard policies in place (e.g., restrictions on illiquid securities and industry concentration);

(f) Lack of board members' understanding of derivatives (e.g., the illiquid structured securities in which the Funds heavily invested) used by portfolio managers and involvement in approving or disapproving use of specific strategies, thereby creating a situation in which management can aggressively interpret or disregard policies in place;

(g) Inadequate segregation of duties between operating (e.g., portfolio management, fund distribution) and compliance monitoring functions—e.g., a chief compliance officer who had no demonstrable significant experience in investment company law and regulation versus portfolio management and fund distribution functions assigned to personnel significantly more experienced in such matters;

(h) Unusual or unexpected relationships may indicate a material misstatement due to fraud such as investment performance substantially higher (or lower) when compared to industry peers or other relevant benchmarks, which cannot be readily attributed to the performance of specific securities where prices are readily available in an active market;

(i) Accounts, transactions, and assertions that have high inherent risk because they involve a high degree of management judgment and subjectivity and are, therefore, susceptible to manipulation by management;

(j) Significant amounts of investments traded in "thin" markets, particularly through one market maker (either exclusively or primarily);

(k) Regarding fair valued investments, risks present in daily market valuation include lack of consideration of or availability of secondary/comparative pricing sources and significant levels of pricing from brokers;

(l) Regarding derivative instruments (e.g., structured securities in which the Funds heavily invested), which are characterized by high inherent risk, risk factors include lack of policy governing derivative investments, including a clear definition of derivatives; lack of oversight over the use of derivative investments, including ongoing risk assessment of derivative instruments; lack of adequate procedures to value derivatives; and lack of awareness or understanding of derivative transactions on the part of senior management or the board of directors.

AICPA 2007 Guide ¶¶2.105, 2.107, 2.110, 2.111, 2.112, 2.113.

305. Although fraud risk factors such as those described in the preceding paragraph do not necessarily indicate the existence of fraud, they often are present in circumstances where fraud exists. AICPA 2007 Guide ¶2.108.

306. Regarding securities that cannot be valued on the basis of prices determined on an active market, various risks exist, including the following:

(a) To the extent that management is estimating the value of portfolio investments, even through generally recognized models, the risk of fraudulent misstatement through systematic bias ordinarily exists;

(b) If an investment is valued through a single market maker (often the counterparty that sold the investment to the investment company), there is a risk that collusion occurred between that market maker and management in establishing a valuation for the investment;

(c) In those cases where the independent valuation service estimates the value of securities that are not traded in the market, and for which the investment company, and other accounts managed by the same portfolio manager, may be the predominant, or sole, holder of the securities, based predominantly, or solely, on information that is provided by the investment company, there is a risk that the information provided by management to the service is incomplete or otherwise biased;

(d) If the market for a security is "thin," there is a risk that the investment company may be able to manipulate the quoted price by systematic purchases of the security in the market. AICPA 2007 Guide ¶2.119.

307. A "thin" market is one in which trades are typically sporadic, so that small changes in supply or demand can have a significant effect on quoted prices; usually, such securities only have an extremely small "float" (i.e., freely tradable amounts owned by the public). AICPA 2007 Guide ¶2.119.

308. A fund organization's program to prevent, deter, and detect fraud includes the periodic documentation of the fund's compliance with its investment objectives and restrictions. AICPA 2007 Guide ¶2.129.

309. Audit procedures relevant to assessing the risks of material misstatement due to fraud include the following:

(a) Analytical procedures such as comparing fund performance to benchmark indices and net investment income ratios to yield indices for comparable securities or investment funds;

(b) Reading compliance summaries for individual funds and testing compliance determinations contained therein;

(c) Testing inputs to valuation models for reasonableness in relation to published data or financial information services;

(d) Reviewing minutes of board valuation committee meetings and considering whether the minutes adequately support valuations determined, or the procedures used to reach them.

AICPA 2007 Guide ¶2.132.

310. The failure to disclose in the notes to the Funds' 2006 financial statements, and in PWC's report on said financial statements, the magnitude of the Funds' securities whose values

were estimated and, therefore, subject to significant uncertainty, was a material misstatement due to fraud within the meaning of AICPA 2007 Guide ¶¶2.101-2.140.

311. The failure described in the preceding paragraph was a "previously unrecognized risk of material misstatement due to fraud." See AICPA 2007 Guide ¶2.133.

312. The auditor with final responsibility for the audit should ascertain that there has been appropriate communication with the other audit team members throughout the audit regarding information or conditions indicative of risks of material misstatement due to fraud. AICPA 2007 Guide ¶2.134.

PWC'S DISCLOSURE AND REPORTING OBLIGATIONS

313. If PWC had properly carried out its duties in the course of its audits of the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PWC would have ascertained the failure either to properly value the Funds' high-yield bonds and structured financial instruments or to disclose the magnitude of the Funds' fair valued securities, the failure to disclose the uncertain value of a substantial portion of the Funds' portfolio securities and of the Funds' respective NAVs, and the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments and in a single industry, all in violation of express restrictions on such investments and generally accepted accounting principles and SEC rules and regulations, as well as the Funds' own disclosures. If PWC had so ascertained such violative conduct in the course of such audits, it was required to inform, and in fact would have so informed, the Funds' management and directors of such violative practices.

314. SEC Codification § 404.03 provides that where "questions of propriety or validity [relating to a mutual fund's investments] are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto."

315. The AICPA Guide provides that if PWC was unable to obtain sufficient evidential matter to support the Funds' management's assertions about the nature of a matter involving an uncertainty – e.g., the valuation of the Funds' high-yield bonds and structured financial instruments – and its presentation or disclosure in the Funds' financial statements, PWC should have considered the need to express a qualified opinion or to disclaim an opinion because of a scope limitation. PWC did not do so in connection with its audits of the Funds' 2004, 2005 and 2006 financial statements. PWC did do so, in part, in connection with its audit of the Funds' 2007 financial statements.

316. The AICPA Guide further provides that if PWC's audits of the Funds' financial statements revealed that the valuation procedures used by the Funds' board of directors were inadequate or unreasonable, or that the underlying documentation did not support the valuations, PWC should have modified its opinion for lack of conformity with generally accepted accounting principles or, depending on the significance to the financial statements of the securities subject to such valuation procedures, PWC should have issued an adverse opinion.

317. SOP 93-1 provides that, even if PWC had concluded, in the course of its audits of the Funds' 2004, 2005 and 2006 financial statements, based on an examination of the available evidence, the process used to estimate the values of the Funds' high-yield bonds and structured financial instruments was reasonable, the documentation supportive, and the range of possible values of such securities was not significant, PWC might still have chosen to emphasize the existence of the uncertainties relating to such estimated valuations of such securities by including an explanatory paragraph in PWC's audit reports on those financial statements, as PWC did do in connection with its audit of the Funds' 2007 financial statements.

318. In connection with its audits of the Funds' 2004, 2005 and 2006 annual financial statements, PWC failed to consider any of the alternatives described in the preceding paragraphs 312-316or, if PWC did consider such alternatives, it improperly failed to make one or more of the required disclosures. In light of the magnitude of the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures, PWC should have, with respect to the Funds' 2004, 2005 and 2006 financial statements, either:

(a) Included an explanatory paragraph in its reports on the Funds' financial statements disclosing the magnitude of the Funds' portfolios subject to good faith fair value estimates by the Funds' board of directors, along with an explanatory paragraph to emphasize the uncertainty of the valuation of such securities and of the Funds' NAVs; or

(b) Issued opinions that were qualified because the Funds' financial statements and attendant disclosures failed to conform with generally accepted accounting principles; or

(c) Issued adverse opinions, or disclaimed an opinion, because of the limitation on the scope of its audits resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures.

319. PWC furnished to the Funds' officers and directors in connection with each of its audits of the Funds' 2004, 2005 and 2006 annual financial statements a "management letter" in which it commented on, inter alia, the Funds' internal controls. In this management letter PWC should have reported to the Funds' management and board of directors the failure to value the

Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

320. In its Form N-SAR report on the Funds' internal controls, PWC should have reported to the SEC by at least June 30, 2006, the Funds' directors and the Funds' shareholders the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

321. In its reports to the Funds' shareholders on the Funds' annual 2004, 2005 and 2006 financial statements, or in footnotes to such financial statements, PWC should have disclosed, or advised the Funds to disclose, the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

322. If PWC had timely informed the Funds' management and directors, as set out above, the MK Defendants could have caused the Funds to take corrective action to bring their valuation procedures into compliance with generally accepted accounting principles and SEC rules and regulations and disclosed accounting policies, and warned the Funds' shareholders and prospective investors about the uncertainty inherent in the estimated values of a substantial portion of the Funds' assets and, consequently, the uncertainty of the Funds' NAVs. Alternatively, the Funds' directors and management could have caused the Funds to take corrective action by reducing the amount of thinly traded securities of uncertain valuation and comply with the Funds' investment objective, policies, restrictions and representations..

323. If, in the absence of corrective action by the MK Defendants, PWC had timely so informed the SEC, the Funds would have been compelled to suspend selling and redeeming their shares, thereby precluding investments in the Funds.

PWC'S FALSE DIRECT REPRESENTATIONS

324. PWC was engaged by the Funds to provide independent auditing and accounting services. PWC provided auditing services to the Funds in connection with their Annual Report. PWC examined and opined on the financial statements of the Funds.

325. In connection with its audit and review of the Funds' finances and operations, PWC had virtually unlimited access to information in the companies' books and records and was knowledgeable about the Funds' business and operations. As a result, PWC knew or should have known that the Funds' securities portfolios were not valued at fair value and that the Funds' investments had experienced other than temporary impairments.

326. PWC consented to the inclusion of its unqualified opinions on the Funds' financial statements in the Funds' Annual Reports filed with the SEC, which reports PWC knew,

or should have known, were materially false. Despite PWC's failure to perform its services to the Funds with due care and competence, the Funds' Boards of Directors declined to terminate PWC as the "independent" auditor.

327. In connection with the offer and sale of the Funds' shares, Defendant PWC made the following, or substantively identical, representations during the Class Period in each of the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual reports and other documents filed with the SEC during the Class Period:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (hereafter referred to as the "Funds") at June 30, 2006, the results of each of their operations and the changes in each of their net assets for each of the years or periods presented and the financial highlights for the years and periods presented for Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund and the financial highlights for the three years or periods in the year then ended for Regions Morgan Keegan Select Short Term Bond Fund, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included

> confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. . . . .

328. PWC's report represented that its audit was in conformity with the Public Company Accounting Oversight Board ("PCAOB") standards. Had PWC actually performed the audit according to PCAOB standards, the deterioration in the value of the investments would have been evident such that an unqualified report could not have been issued. It would have been evident that the Funds' financial statements and associated information were materially false and misleading because, among other things, they were not prepared in accordance with GAAP. Nevertheless, PWC provided unqualified opinions that the Funds' financial statements were valid and accurate.

329. Each of the Funds' prospectuses during the Class Period contained a section entitled "Financial Highlights." This section contained excerpts from the Funds' audited financial statements for the preceding three years relating to, *inter alia*, total return, yield, NAV at the beginning and end of the period, income (loss) from investment operations, net investment income, net realized and unrealized gains (losses) on investments, distributions, and the ratio of net investment income to average net assets. The financial data that appeared in the "Financial Highlights" section of each of the Funds' prospectuses was examined by PWC.

330. As an example, the following financial information for the five-year period July 31, 2001 through June 30, 2006 (September 1, 2001 through June 30, 2006 for the Short Term Fund) was disclosed in the "Financial Highlights" section of the Funds' November 1, 2006 prospectus (data is for Class A shares):

Fund	NAV Per Share Range		Range as % Of Avg. NAV	Net Investment Income As % of Avg. Net Assets		Range as % of Avg. Income as % of Net Assets	Annual Total Return		Range as % of Avg. Total Return	Total Annual Distributions Per Share		Range as % of Avg. Distri-butions
	High	Low		High	Low		High	Low		High	Low	
Short Term Bond Fund	$10.24	$9.94	2.97%	4.18%	2.76%	40.92%	6.57%	1.21%	138%	$0.44	0.29	41%
Inter-mediate Fund	$10.39	$9.93	4.53%	9.55%	6.61%	36.39%	9.99%	4.68%	72%	$1.00	0.68	38%
High Income Fund	$10.56	$10.42	1.33%	13.52%	10.23%	27.71%	14.05%	10.13%	32%	$1.44	1.17	21%

331. The table in the preceding paragraph demonstrates that the High Income Fund's NAV fluctuated the least (i.e., was the least volatile) of the three fixed income funds and that the other performance measures likewise show the High Income Fund to be the least volatile. Thus, there was nothing in the performance data of the three funds over the five-year period July/September 2001 through June 2006 to suggest the potential for the Short Term Fund, Intermediate Fund and High Income Fund to incur the huge losses that the Funds did incur. Especially significant is the relative stability of the High Income Fund's distributions, which are very important to investors in fixed income funds.

332. The prospectuses contained in the Funds' registration statements were distributed, or made available, to prospective investors in the Funds and to the Funds' existing shareholders. The Statements of Additional Information contained in the Funds' registration statements were furnished to existing Fund shareholders and prospective investors only upon request. The 2004, 2005 and 2006 annual reports to shareholders were distributed, or made available, to existing Fund shareholders at the time they were issued and to prospective investors throughout the year following their issuance until the next annual report was issued.

333. The representations, financial information and representations implicit in said financial information set forth in paragraphs 323-330 above were false and misleading in that:

(a) PWC did not audit the Funds' financial statements in accordance with applicable auditing standards;

(b) The Funds' financial statements were not presented in accordance with generally accepted accounting principles;

(c) With respect to the Financial Highlights, PWC failed to disclose that the Funds' financial results were obtained by investment practices that were inconsistent with, contrary to, and prohibited by the Funds' restrictions, investment objectives, and MK Defendants' representations about how the Funds would be managed;

(d) In connection with the Financial Highlights, PWC failed to disclose that the Funds' financial-results were obtained by investing in highly speculative illiquid high-yield bonds and structured financial instruments in excess of the 15% limitation on illiquid securities disclosed by the Funds and recommended by the SEC and in excess of the 25% limit on investments in a single industry;

(e) In connection with the Financial Highlights, PWC failed to disclose that the Funds' financial statements from which the Financial Highlights were excerpted were not prepared in accordance with generally accepted accounting principles in that, inter alia, the financial statements failed to disclose the magnitude of fair valued securities, the material uncertainty inherent in the estimated values of such securities, and the effect thereof on the Funds' respective NAVs and NAVs per share during the Class Period and the ability of the Funds' shareholders to redeem their shares at a reasonably stable NAV per share;

(f) In its reports on the Funds' financial statements and in connection with the Financial Highlights, in view of the magnitude of portfolio securities as to which secondary quotations were not available and which were subject to good faith fair value procedures, PWC failed to disclose the material valuation uncertainty of the high-yield bonds and structured financial instruments in which the Funds invested and the effect of such uncertainty on the Funds' NAVs, their financial statements and the Financial Highlights and ability of shareholders to redeem their shares;

(g) PWC, in its reports on the Funds' financial statements, failed either (i) to qualify its opinions on the Funds' financial statements by including an exception to its opinions for the effect on said financial statements of the valuation of the Funds' securities for which market quotations were not readily available as determined by the Funds' board of directors and the uncertainties attendant to the valuation of such securities, or (ii) to render adverse opinions, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures, or (iii) to include an explanatory paragraph disclosing the valuation risk inherent in the Funds' portfolios in view of the magnitude of securities subject to good faith fair value procedures;

(h) PWC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments and failed to modify its audit reports to disclose the Funds' use of an improper valuation method for a significant portion of the Funds' portfolios or failure to apply fair value procedures, as the Funds disclosed would be applied when market quotations were not readily available;

(i) PWC improperly relied upon the representations of the Funds' management as to the Funds' compliance with their investment restrictions and/or failed to conduct such tests as reasonable to ascertain the Funds' compliance with their disclosed investment restrictions;

(j) PWC failed to ascertain whether the Funds' internal control and risk management were adequate to ensure compliance by the Funds with their disclosed investment restrictions;

(k) PWC did not obtain reasonable assurance (high level of assurance) that the Funds were not violating their investment restrictions;

(l) The Financial Highlights falsely portrayed the Funds as relatively stable (i.e., safe) fixed income investment vehicles providing a steady stream of dividends and concealed the potential for great loss that lurked in each of the Funds' portfolios, which false portrayal would have been cured by the disclosures that PWC was required to make in its reports on the Funds' financial statements, or that PWC was required to advise the Funds to make in their financial statements and the footnotes thereto, in accordance with generally accepted accounting principles and applicable SEC rules; and

(m) The Funds' financial statements did not include a statement of cash flows, which was required because of the magnitude of securities in the Funds' portfolios whose valuations were estimated, thus failing to satisfy the requirement for the exemption from including a statement of cash flows that substantially all of the Funds' investments be "highly liquid." AICPA Guide ¶7.66.

334. If PWC had not failed in its auditing function as alleged herein but instead had conducted the auditing procedures and tests described herein for the Funds' fiscal years ended June 30, 2004, 2005 and 2006 with the care and diligence reasonably expected by the Plaintiffs and the Class, and in the manner reasonably expected by the Funds' management and board of directors in light of PWC's advertised expertise in matters relating to investment companies and the audits of their financial statements and in response to the reliance by the Funds' management and board of directors on PWC as invited by PWC, PWC would have reported to the directors that the Funds were engaging in the wrongful conduct described herein, and corrective actions could have been taken by the Funds' management that would have avoided the losses incurred by Plaintiffs and the class.

335. If PWC had disclosed the matters required to be disclosed by the AICPA Guide in its reports on the Fund's 2004, 2005 and 2006 financial statements, shareholders in the Funds and prospective shareholders would have been forewarned about the Funds' improper valuation practices, the valuation uncertainty relating to the Funds' largely estimated NAV, and the Funds' failure to adhere to the disclosed restrictions on illiquid securities and investments in a single industry, and, being forewarned, Plaintiffs and the Class could have avoided the losses incurred by them.

336. If PWC had informed Morgan Management and the Funds' board of directors, in connection with its audits of either the Funds' 2004, 2005 or 2006 financial statements of the need to make the disclosures described herein, as PWC did do in connection with its audit of the Funds' 2007 financial statements, or that PWC was unable to render an unqualified opinion on the Funds' financial statements, or if PWC had included an explanatory paragraph in its reports, as PWC did do in connection with its audit of the Funds' 2007 financial statements, or if PWC

had informed the SEC and the Funds' shareholders of the above matters, Plaintiffs and the Class, being forewarned, could have avoided the losses incurred by them.

337. If PWC had timely informed the Funds' management and directors in June 2006, or even as late as December 2006, that the Funds' portfolio securities exceeded the disclosed restriction on illiquid securities, the Funds would have sold such illiquid securities at a time when, despite the illiquid market for such securities, they could have been sold for substantially more than the prices to which they dropped after July 2007. If the Funds had sold such securities in late 2006 or early 2007, they would have avoided the losses incurred in 2007 as a result of its excessively heavy use of illiquid securities, and the Funds' NAVs would not have declined, or would not have declined by nearly as much as they did decline.

338. Notwithstanding the belated disclosures regarding the magnitude of the fair valued securities present in the Funds' portfolios at June 30, 2006 and the failure to make such disclosures in the June 30, 2006 financial statements, and those of earlier dates, at no time has PWC withdrawn its report on the Funds' 2006 financial statements, or on the Funds' financial statements for any other year in the Class Period, or taken any other steps to inform the Funds' shareholders of the violative nature of the investment policies used by the Funds during the Class Period.

THE FUNDS' 2004, 2005 AND 2006 FINANCIAL STATEMENTS . WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND DID NOT INCLUDE ALL REQUIRED FINANCIAL STATEMENT DISCLOSURES

339. On April 25, 1938, the SEC issued SEC Accounting Series Release ("ASR") 4:

> In cases where financial statements filed with the Commission pursuant to its rules and regulations under the Securities Act or the Exchange Act are prepared in accordance with accounting principles for which there is no substantial authoritative support, such financial statements will be presumed to be misleading, or

> inaccurate despite disclosures contained in the certificate of the accountant or in footnotes to the statements provided the matters involved are material. In cases where there is a difference of opinion between the Commission and the registrant as to the proper principles of accounting to be followed, disclosure will be accepted in lieu of correction of the financial statements themselves only if the points involved are such that there is substantial authoritative support for the practices followed by the registrant and the position of the Commission has not previously been expressed in rules, regulations or other official releases of the Commission, including the published opinions of its Chief Accountant.

340. On December 20, 1973, the SEC's 1938 policy statement was updated to recognize the establishment of the Financial Accounting Standards Board ("FASB") through the issuance of Accounting Series Release 150. This Release stated, in relevant part:

> Various Acts of Congress administered by the Securities and Exchange Commission clearly state the authority of the Commission to prescribe methods to be followed in the preparation of accounts and the form and content of financial statements to be filed under the Acts and responsibility to assure that investors are furnished with information necessary for informed investment decisions. In meeting this statutory responsibility effectively, in recognition of the expertise, energy and resources of the accounting profession, and without abdicating its responsibilities, the Commission has historically looked to the standard setting bodies designated by the profession to provide leadership in establishing and improving the accounting principles...

See also Financial Reporting Release No. 36.

341. In addition, AU Section 411, which discusses the sources of established accounting principles that are generally accepted in the United States and which sets forth a hierarchy or such principles states:

> Rules and interpretive releases of the Securities and Exchange Commission (SEC) have an authority similar to category (a) [the highest level in the hierarchy of accounting principles] pronouncements for SEC registrants. In addition, the SEC staff issues Staff Accounting Bulletins that represent practices followed by the staff in administering SEC disclosure requirements. Also, the Introduction to the FASB's EITF Abstracts states that the

> Securities and Exchange Commission's Chief Accountant has said that the SEC staff would challenge any accounting that differs from a consensus of the FASB Emerging Issues Task Force, because the consensus position represents the best thinking on areas for which there are no specific standards.

342. Based on the foregoing, the SEC is the final arbiter of accounting principles.

343. SEC Regulation S-X § 210.4-01(a)(1) provides that financial statements that are not prepared in accordance with generally accepted accounting principles are presumed to be misleading.

344. The SEC's Codification of Financial Reporting Policies, § 404.03.a, requires that violations by an investment company of its investment objectives, policies and restrictions be disclosed in its financial statements or the footnotes thereto.

345. Under GAAP, the Funds were required to write-down to fair value any investments that were impaired.

346. Specifically, the Funds were required under Financial Accounting Standards 115 ("FAS 115") to write-down the value of its investments in debt securities in the event of "other than temporary impairments." FAS 115 provides guidance as to the classification of all investments in debt securities (as well as investments in equity securities that have readily determinable fair values).[3] Under FAS 115, an enterprise must determine whether a decline in fair value below amortized cost for an individual available-for-sale or held to- maturity security is "other-than-temporary" such that, for example, "it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition." If an "other-than-temporary" impairment has occurred, the cost basis of the

[3] FAS 115 sets forth three categories of debt securities: (1) "held-to maturity" securities, which the enterprise has the positive intent and ability to hold at maturity; (2) "trading" securities, which the enterprise buys and holds principally to sell in the near term; and (3) "available-for-sale" securities, those that do not fall into either of the former two categories.

security must be written down to fair value and the enterprise must include the amount of the write-down in its earnings as a realized loss.

347. In addition, FAS 115 states that a "significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee," a "significant adverse change in the regulatory, economic, or technological environment of the investee" or a "significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates" can indicate impairment. *See* FAS 115-1.

348. The Funds indicated in their Semi-Annual and Annual Reports that they had adopted and complied with these fair valuation principles and standards, claiming that they comprised the Funds' most significant accounting policies, as follows:

> ***Investment Valuations***—Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price ("NOCP") provided by Nasdaq each business day. The NOCP is the most recently reported price as of 4:00:02 p.m. Eastern Time, unless that price is outside the range of the "inside" bid and asked price (i.e., the bid and asked prices that dealers quote to each other when trading for their own accounts); in that case, Nasdaq will adjust the price to equal the inside bid or asked price, whichever is closer. Because of delays in reporting trades, the NOCP may not be based on the price of the last trade to occur before the market closes. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term

> debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value. Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation;-those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

349. In violation of GAAP and their own stated policy, the Funds failed to properly value the asset-backed and mortgage-backed securities in its investment portfolios and, as a result, the value of the Funds' assets were overstated. Under FAS 115, the Funds should have written down the value of their mortgage-backed securities and asset-backed securities by the December 2006. By that time, the ABX Index, a widely-recognized indicator of the fair value of mortgage-backed securities, had declined significantly, signaling more than a temporary impairment of the Funds' investments in those securities.

350. The Funds' 2004, 2005 and 2006 financial statements were not prepared, or presented, in accordance with generally accepted accounting principles because they did not disclose:

(a) The magnitude of the Funds' respective investment portfolios that was required to be valued using good faith fair value procedures established by the Funds' board of directors, as was disclosed in the 2007 financial statements, or that such required valuation using such procedures had not been done;

(b) The methods used to perform such valuations, including the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations;

(c) The valuation uncertainty attendant to the Funds' high-yield bonds and structured financial instruments resulting from the estimated values of such securities and the effect of such uncertainty on the Funds' respective NAVs, including the extent to which the Funds' respective NAVs per share were estimated and the effect on such NAVs of a given change in such estimated values and the likelihood of such change;

(d) That the Funds' investment practices were inconsistent with, contrary to, and prohibited by

  (1) their disclosed investment restrictions limiting investments in illiquid securities and investments in a single industry,

  (2) the representations of MK Defendants regarding how the Funds would be managed, and

  (3) with respect to the Short Term and Intermediate Funds, the investment objectives of those Funds to the extent that those investment objectives imposed upon the Funds and the MK Defendants the obligation to manage them in a manner that preserved capital, as they represented they would do;

(e) That the Funds failed to disclose the concentration of credit risk inherent in their heavy investments in structured financial instruments and in mortgage related securities.

351. PWC failed to disclose in its reports on the Funds' financial statements that, by failing to disclose the Funds' violations of their respective investment objectives, policies and restrictions in their respective financial statements, the Funds were violating the SEC requirement that such violations be so disclosed.

352. The principal that interim financial reporting should be based upon the same accounting principles and practices used to prepare annual financial statements was violated (APB No. 28, ¶10)

353. In its reports on the Funds' annual financial statements for their fiscal years ended June 30, 2004, 2005 and 2006, PWC falsely stated that the Funds' financial statements were prepared in accordance with generally accepted accounting principles. PWC's statements were false because the financial statements violated the following generally accepted accounting principles or otherwise omitted required financial statement disclosures:

(a) The principle that financial reporting should provide information that is useful to present and potential investors in making rational investment decisions and that information should be comprehensible to those who have a reasonable understanding of business and economic activities (FASB Statement of Financial Accounting Concepts No. 1, ¶34);

(b) The principle that financial reporting should be conservative and refrain from overstatement of net income or assets, choosing the alternative that provides a lower net income or assets if confronted with a decision (FASB Statement of Financial Accounting Concepts No. 1);

(c) The principle that conservatism be used as a prudent reaction to uncertainty to ensure that uncertainties and risks inherent in business situations are adequately considered (FASB Statement of Financial Accounting Concepts No. 2, ¶¶95, 97);

(d) The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and effects of transactions, events and circumstances that change resources and claims to those resources was violated (FASB Statement of Financial Accounting Concepts No. 1, ¶40);

(e) The principle that financial reporting should provide information about how management of an enterprise has discharged its stewardship responsibility to owners (stockholders) for the use of enterprise resources entrusted to it was violated. To the extent that management offers securities of the enterprise to the public, it voluntarily accepts wider responsibilities for accountability to prospective investors and to the public in general (FASB Statement of Financial Accounting Concepts No. 1, ¶50);

(f) The principle that financial reporting should provide information about an enterprise's financial performance during a period was violated. Investors and creditors often use information about the past to help in assessing the prospects of an enterprise. Thus, although investment and credit decisions reflect investors' expectations about future enterprise performance, those expectations are commonly based at least partly on evaluations of past enterprise performance (FASB Statement of Financial Accounting Concepts No. 1, ¶42);

(g) The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Financial Accounting Concepts No. 2, ¶¶58-59);

(h) The principle that the quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form (FASB Statement of Financial Accounting Concepts No. 2);

(i) The concept of completeness that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Financial Accounting Concepts No. 2);

(j) The principle of materiality, which provides that the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (FASB Statement of Financial Accounting Concepts No. 2, ¶132);

(k) The concept that "the benefits of information may be increased by making it more understandable and, hence, useful to a wider circle of users" (FASB Concepts Statement No. 2) and that financial statement disclosures should be expressed clearly (SAS No. 106);

(l) Disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (Accounting Principles Board Opinion No. 22);

(m) Disclosure of the methods and significant assumptions used to estimate the fair value of the Funds' investments for which market quotations were not readily available (FASB Statement of Financial Accounting Standards No. 107, ¶10);

(n) The omission of a statement of cash flows from the Funds' financial statements; and

(o) The omission of material facts from the Funds' financial statement disclosures relating to the concentration, liquidity and valuation risks and uncertainties embedded in the Funds' portfolios, the effect of such valuation uncertainties on the Funds' net assets and NAV per share, and violations of investment restrictions, all as set forth herein.

354. In the footnote disclosures to the Funds' 2007 financial statements, and in PWC's report on the Funds' 2007 financial statements, Defendants finally disclosed, albeit deficiently, the conditions and risks that had lurked in the Funds' portfolios, and should have been disclosed, throughout the Class Period, which nondisclosures violated GAAP. See paragraphs 128 and 129 above.

355. Further, the undisclosed adverse information is the type of information which, because of SEC regulations, regulations of the national stock exchanges and customary business practice, is expected by investors and securities analysts to be disclosed and is known by corporate officials and their legal and financial advisors to be the type of information which is expected to be and must be disclosed.

356. Due to the foregoing accounting improprieties, the Funds presented their financial results and statements in a manner which violated GAAP.

PWC'S AUDITS OF THE FUNDS' 2004, 2005 AND 2006 FINANCIAL STATEMENTS WERE NOT CONDUCTED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS

357. Throughout the Class Period, PWC had continual and complete access to the Funds' books, records, and the Funds' and Morgan Management's corporate, financial, operating and business information, as well as their business operations, and ample ability to observe their investment and accounting practices. PWC had superior access to and knowledge of all aspects of the Funds' business and was well-informed as to their accounting practices.

358. During-the Class Period, a substantial portion of the Funds' securities required fair value determinations based on estimates because of the absence of readily available market quotations.

359. The phrase "fair value" is defined, for accounting purposes (FASB Statement Nos. 107 ¶5) as: "The amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." "Fair value" is also defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." FASB SFAS No. 157 ¶5.

360. GAAS specifically provides guidance (in AU Section 332) to auditors in auditing investments in debt and equity securities. It states that: "The auditor should ascertain whether investments are accounted for in conformity with generally accepted accounting principles, including adequate disclosure of material matters." It further states that:

> If investments are carried at fair value or if fair value is disclosed for investments carried at other than fair value, the auditor should

obtain evidence corroborating the fair value. In some cases, the method for determining fair value is specified by generally accepted accounting principles. For example, generally accepted accounting principles may require that the fair value of an investment be determined using quoted market prices or quotations as opposed to estimation techniques. In those cases, the auditor should evaluate whether the determination of fair value is consistent with the required valuation method. The following paragraphs provide guidance on audit evidence that may be used to corroborate assertions about fair value; the guidance should be considered in the context of specific accounting requirements.

Quoted market prices for investments listed on national exchanges or over-the-counter markets are available from sources such as financial publications, the exchanges, or the National Association of Securities Dealers Automated Quotations System (NASDAQ). For certain other investments, quoted market prices may be obtained from broker-dealers who are market makers in those investments. If quoted market prices are not available, estimates of fair value frequently can be obtained from third-party sources based on proprietary models or from the entity based on internally developed or acquired models.

Quoted market prices obtained from financial publications or from national exchanges and NASDAQ are generally considered to provide sufficient evidence of the fair value of investments. However, for certain investments, such as securities that do not trade regularly, the auditor should consider obtaining estimates of fair value from broker-dealers or other third-party sources. In some situations, the auditor may determine that it is necessary to obtain fair-value estimates from more than one pricing source. For example, this may be appropriate if a pricing source has a relationship with an entity that might impair its objectivity.

For fair-value estimates obtained from broker-dealers and other third-party sources, the auditor should consider the applicability of the guidance in section 336 [Using the Work of a Specialist] or section 324 [Service Organizations]. The guidance in section 336 may be applicable if the third-party source derives the fair value of a security by using modeling or similar techniques. If an entity uses a pricing service to obtain prices of listed securities in the entity's portfolio, the guidance in section 324 may be appropriate.

In the case of investments valued by the entity using a valuation model, the auditor does not function as an appraiser and is not expected to substitute his or her judgment for that of the entity's management. Rather, the auditor generally should assess the

> reasonableness and appropriateness of the model. The auditor also should determine whether the market variables and assumptions used are reasonable and appropriately supported. Estimates of expected future cash flows should be based on reasonable and supportable assumptions. Further, the auditor should determine whether the entity has made appropriate disclosures about the method(s) and significant assumptions used to estimate the fair values of such investments.
>
> The evaluation of the appropriateness of valuation models and each of the variables and assumptions used in the models may require considerable judgment and knowledge of valuation techniques, market factors that affect value, and market conditions, particularly in relation to similar investments that are traded. Accordingly, in some circumstances, the auditor may consider it necessary to involve a specialist in assessing the entity's fair-value estimates or related models.

361. Because the Funds' financial statements during the Class Period did not include the required disclosures about the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations, the inference arises that PWC failed to obtain such information and that, therefore, PWC failed to obtain evidence corroborating the investment valuations that the Funds purported to be reflected at fair value, thus violating AU § 332.

362. In those instances where valuation models were used to arrive at the fair values of the Funds' assets, PWC violated AU Section 332 by failing to:

(a) Assess the reasonableness and appropriateness of valuation models or assessing the reasonableness and appropriateness of valuation models and making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Determine whether the market variables and assumptions used in valuation models were reasonable and appropriately supported or by making a determination that the market variables and assumptions used in valuation models were reasonable and appropriately supported when no reasonable auditor would have made the same determination if confronted with the same facts;

(c) Assess the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments or by assessing the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts;

(d) Determine whether the Funds had made appropriate disclosures about the methods and significant- assumptions used to estimate the fair values of such investments or by making such determination and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts; or

(e) Engage the services of an independent specialist to assess the reasonableness of the values ascribed to the Funds' illiquid investments which were purported to be reflected at fair value, as was done in connection with the audit of the Funds' 2007 financial statements.

363. As a result of PWC's failures described in the preceding paragraph, PWC's audits were so deficient that they amounted to no audit at all.

364. PWC did not comply with GAAS in that it either (a) performed its audits in a manner that constituted an extreme departure from GAAS and from the standards of ordinary care; or (b) failed to perform audit procedures that were appropriate and necessary under the circumstances, such as investigating the Funds' questionable financial statement assertions as

particularized herein, and made audit judgments that no reasonable auditor would have made if confronted with the same facts.

365. AU Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's Report," sets forth procedures to be followed by the auditor who, subsequent to the date of his report upon audited financial statements, becomes aware that facts may have existed at that date which might have affected his report had he then been aware of such facts. PWC had a responsibility under this GAAS to revisit at least its 2006 audit when put on notice that half of the Funds' portfolio consisted of fair valued securities whose valuations were highly uncertain, thus requiring disclosure, both in footnotes to the Funds' 2006 financial statements and a paragraph in PWC's audit report calling attention to such uncertainty, given the magnitude thereof and the effect on the Funds' respective NAVs, as was disclosed in the Funds' 2007 financial statements.

366. PWC failed to comply with AU Section 561, in that PWC failed to (i) advise the Funds to disclose that their 2006 financial statements were materially misstated and to (ii) advise the Funds:

> . . . to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and the related auditor's report . . . If the client refuses to make the disclosures . . . the auditor should notify each member of the board of directors of such refusal and of the fact that, in the absence of disclosure by the client, the auditor should take the following steps to the extent applicable:
>
> a. Notification to the client that the auditor's report must no longer be associated with the financial statements.
>
> b. Notification to regulatory agencies having jurisdiction over the client that the auditor's report should no longer be relied upon.

> c. Notification to each person known to the auditor to be relying on the financial statements that his report should no longer be relied upon .

AU Section 561.

367. AU Section 311 provides that audit planning involves developing an overall strategy for the expected conduct and scope of the audit:

> The auditor should obtain a level of knowledge of the entity's business that will enable him to plan and perform his audit in accordance with generally accepted auditing standards. That level of knowledge should enable him to obtain an understanding of the events, transactions, and practices that, in his judgment, may have a significant effect on the financial statements. . .Knowledge of the entity's business helps the auditor in:
>
> (a) Identifying areas that may need special consideration;
>
> (b) Assessing conditions under which accounting data are produced, processed, reviewed, and accumulated within the organization;
>
> (c) Evaluating the reasonableness of estimates;
>
> (d) Evaluating the reasonableness of management representations.
>
> (e) Making judgments about the appropriateness of the accounting principles applied and the adequacy of disclosures.

368. PWC failed to:

(a) Identify areas that needed special consideration, such as the appropriate valuation of securities for which market quotations were not readily available and the appropriate determination of illiquid securities or identified such areas but audited them in a manner that was so deficient that it amounted to no audit at all, while making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Assess the conditions under which accounting data (such as the fair values of the Funds' illiquid investments) was produced, processed, reviewed, and accumulated within the organization or assessed such conditions and made audit judgments based upon said assessment that no reasonable auditor would have made if confronted with the same facts;

(c) Evaluate the reasonableness of estimates and management's representations (such as estimates of the fair value of the Funds' investments and managements' representations regarding these fair values) or evaluated them in a manner which was so deficient that it amounted to no evaluation at all.

(d) Judge the appropriateness of the accounting principles applied (such as the principle that disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements) and the adequacy of disclosures in the Funds' financial statements (such as disclosure of the nature and the amount of the Funds' fair-valued, untested, novel, illiquid securities), or did so and arrived at judgments that no reasonable auditor would have arrived at if confronted with the same facts.

369. AU Section 230 mandates that this overall strategy is to comprehend the fact that: "Due professional care is to be exercised in the planning and performance of the audit and the preparation of the report." Providing guidance on the concept of due professional care, AU Section 230 states:

> Due professional care requires the auditor to exercise professional skepticism. Professional skepticism is an attitude that includes a questioning mind and a critical assessment of audit evidence. The auditor uses the knowledge, skill, and ability called for by the profession of public accounting to diligently perform, in good faith and with integrity, the gathering and objective evaluation of evidence.

> Gathering and objectively evaluating audit evidence requires the auditor to consider the competency and sufficiency of the evidence. Since evidence is gathered and evaluated throughout the audit, professional skepticism should be exercised throughout the audit process.
>
> The auditor neither assumes that management is dishonest nor assumes unquestioned honesty. In exercising professional skepticism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.

See also Securities Act Release No. 6349 (it is management's responsibility to identify factors peculiar to and necessary for an understanding and evaluation of an individual company).

370. PWC violated GAAS by failing to exercise due professional care in the overall conduct and scope of its audits, including the planning and performance of these audits and the preparation of its audit reports as particularized below.

371. AU Section 336 provides:

> The auditor's education and experience enable him or her to be knowledgeable about business matters in general, but the auditor is not expected to have the expertise of a person trained for or qualified to engage in the practice of another profession or occupation. During the audit, however, an auditor may encounter complex or subjective matters potentially material to the financial statements. Such matters may require special skill or knowledge and in the auditor's judgment require using the work of a specialist to obtain competent evidential matter.
>
> Examples of the types of matters that the auditor may decide require him or her to consider using the work of a specialist include, but are not limited to . . . Valuation [of] . . . restricted securities . . . .

372. In planning its audits, PWC failed to consider the facts and circumstances that indicated the existence of a substantially increased risk of material misstatement of the fair values assigned to the Funds' fair-valued investments – by failing to disclose the magnitude of such investments and the uncertain valuations thereof – and likewise failed to engage the

services of a qualified and independent specialist to undertake a valuation of those investments for which market quotations were not readily available.

373. AU Section 333 provides that, while an auditor may rely on management's representations as part of the evidential basis for the audit client's financial statement assertions, the auditor may not rely exclusively on such representations:

> During an audit, management makes many representations to the auditor, both oral and written, in response to specific inquiries or through the financial statements. Such representations from management are part of the evidential matter the independent auditor obtains, but they are not a substitute for the application of those auditing procedures necessary to afford a reasonable basis for an opinion regarding the financial statements under audit.

374. PWC was required, but failed, to perform the above described audit procedures to corroborate management's representation that the Funds' investments in securities for which market quotations were not readily available were valued at their fair value and, accordingly, failed to comply with AU Section 333.

375. If PWC had performed the necessary corroborative procedures it would have learned that the Funds' investments in securities for which market quotations were not readily available were not valued at their fair value as represented, and would have called all other management representations into question, including, e.g., regarding Morgan Management's determinations of the liquidity of the Funds' securities. As stated in AU Section 333:

> If a representation made by management is contradicted by other audit evidence, the auditor should investigate the circumstances and consider the reliability of the representation made. Based on the circumstances, the auditor should consider whether his or her reliance on management's representations relating to other aspects of the financial statements is appropriate and justified.

376. Given the materiality (see SEC Staff Accounting Bulletin No. 99) of the Funds' investments in securities for which market quotations were not readily available, and the

pervasive impact of these investments on the Funds' financial statements, PWC should have significantly expanded the scope of its audit and the nature of its procedures in observance of GAAS (AU Section 312), which states that: "Higher risk may cause the auditor to expand the extent of procedures applied, apply procedures closer to or as of year end, particularly in critical audit areas, or modify the nature of procedures to obtain more persuasive evidence." PWC failed to do so, violating GAAS.

377. SAS 60 requires an auditor to report certain critical matters to a company's Audit Committee. These critical matters are referred to as "reportable conditions" and are defined as issues relating to significant deficiencies in the design or operation of the internal control that could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

378. AU Section 325 describes the following matters as reportable conditions:

(a) Inadequate overall internal control design;

(b) Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output;

(c) Inadequate procedures for appropriately assessing and applying accounting principles;

(d) Inadequate provisions for the safeguarding of assets;

(e) Absence of other controls considered appropriate for the type and level of transaction activity;

(f) Evidence that a system fails to provide complete and accurate output that is consistent with objectives and current needs because of design flaws;

(g) Evidence of failure of identified controls in preventing or detecting misstatements of accounting information;

(h) Evidence that a system fails to provide complete and accurate output consistent with the entity's control objectives because of the misapplication of controls;

(i) Evidence of intentional override of internal control by those in authority to the detriment of the overall objectives of the system;

(j) Evidence of failure to perform tasks that are part of internal control, such as reconciliations not prepared or not timely prepared;

(k) Evidence of willful wrongdoing by employees or management;

(l) Evidence of manipulation, falsification, or alteration of accounting records or supporting documents;

(m) Evidence of intentional misapplication of accounting principles;

(n) Evidence of misrepresentation by client personnel to the auditor;

(o) Absence of a sufficient level of control consciousness within the organization; and

(p) Evidence of undue bias or lack of objectivity by those responsible for accounting decisions.

379. One or more of the above reportable conditions existed during the Class Period. For example, during the Class Period, the Funds identified a number of portfolio securities that were restricted. Notwithstanding that these securities possessed the characteristics of illiquid securities and that restricted securities are presumptively illiquid securities, Morgan Management determined these securities to be liquid, thus overriding controls in place to protect the Funds' assets from the kinds of risks that materialized in 2007 and resulting in purchasing more illiquid

securities when the portfolios already had more than 15% of their net assets in illiquid securities, violating that restriction, all of which contributed to the catastrophic losses suffered by the Funds' shareholders in 2007. PWC did not report to the Funds' board of directors these reportable conditions, thereby violating AU Section 332 and GAAS.

380. AU Section 329 "requires the use of analytical procedures in the planning and overall review stages of all audits." Analytical procedures involve comparisons of recorded amounts, or ratios developed from recorded amounts, to expectations developed by the auditor and include comparisons of the audited fund with its peers, including, e.g., the relative performance of the audited fund versus that of its peers and the reasons for any significant difference in such performance.

381. AU Section 316 states that the following are examples of risk factors relating to misstatements arising from fraudulent financial reporting:

(a) A significant portion of management's compensation represented by bonuses;

(b) Stock options, or other incentives, the value of which is contingent upon the entity achieving unduly aggressive targets for operating results, financial position, or cash flow (Morgan Management's compensation for advisory services was based upon the Funds' NAVs);

(c) An excessive interest by management in maintaining or increasing the entity's stock price or earnings trend through the use of unusually aggressive accounting practices (Morgan Management's treatment of restricted securities as liquid was "unusually aggressive," especially given the magnitude of such securities and the relative novel and untested nature thereof);

(d) Domination of management by a single person or small group without compensating controls such as effective oversight by the board of directors or audit committee (during the Class Period the Funds were managed by two portfolio managers, and, given what happened, either such management was not subject to effective oversight or the oversight was ignored);

(e) Inadequate monitoring of significant controls;

(f) Management failing to correct known reportable conditions on a timely basis (the purchases of illiquid securities in violation of the restriction against such purchases if they cause the Funds' illiquid securities to exceed 15% of net assets); or

(g) Management displaying a significant disregard for regulatory authorities (the failure to adhere to the SEC's guidance regarding limiting illiquid securities, guidance concerning investing in novel untested fixed income securities, and the need for mutual funds to comply with investment objectives and restrictions).

382. PWC failed to plan and execute its audits of the Funds' financial statements with a view to the existence of these risk factors. Thus, PWC failed "to modify procedures" and to exhibit an "increased sensitivity in the selection of the nature and extent of documentation to be examined in support of material transactions," and an "increased recognition of the need to corroborate management explanations or representations concerning material matters," as required by AU Section 316.

383. Based on the foregoing, PWC, contrary to its representations in each of its reports on the Funds' 2004, 205 and 2006 financial statements, did not conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and the Funds'

financial statements were not presented in conformity with generally accepted accounting principles.

384. According to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Auditor's Report":

> The auditor's opinion that financial statements present fairly an entity's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles should be based on his judgment as to whether (a) the accounting principles selected and applied have general acceptance; (b) the accounting principles are appropriate in the circumstances; (c) the financial statements, including the related notes, are informative of matters that may affect their use, understanding, and interpretation...; (d) the information presented in the financial statements is classified and summarized in a reasonable manner, that is neither too detailed nor too condensed...; and (e) the financial statements reflect the underlying events and transactions in a manner that presents the financial position, results of operations, and cash flows stated within a range of acceptable limits, that is, limits that are reasonable and practicable to attain in financial statements.

385. As particularized above, the financial statements which were disseminated to the investing public during the Class Period were not presented "fairly . . . in conformity with generally accepted accounting principles" because:

(a) The accounting principles selected and applied in the preparation of the Funds' financial statements, particularly with respect to the failures to disclose the magnitude of fair-valued securities in the Funds' portfolios, the uncertainty inherent in the estimated valuations of those securities and the effect thereof on the Funds' respective NAVs, the methods and assumptions used to estimate the values of the Funds' thinly traded securities, the liquidity risk posed by portfolios so heavily invested in fair-valued illiquid securities, and the Funds' violations of their investment restrictions relating to the limit on illiquid securities and investments in a single industry, did not have general acceptance.

(b) The accounting principles that pervasively impacted the Funds' financial statements, particularly those relating to the determination of the fair value of investments in securities for which market quotations were not readily available, were not appropriate in the circumstances.

(c) The Funds' financial statements, including the related notes that failed to disclose critical information regarding the Funds' illiquid investments, were not informative of matters that affected their use, understanding, and interpretation.

(d) The Funds' financial statements did not reflect the underlying events and related circumstances in a manner that presented the financial position and the results of operations within a range of acceptable limits that were reasonable and practicable to attain in financial statements.

(e) The Funds' financial statements did not include a statement of cash flows, which was required by GAAP in view of the magnitude of securities in the Funds' portfolios whose valuations were estimated.

386. In the introductory portion of Accounting Series Release No. 173, the SEC made the following comments pertaining to economic substance:

> Another problem...is the need for emphasizing the importance of substance over form in determining accounting principles to be applied to particular transactions and situations. In addition to considering substance over form in particular transactions, it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations.
>
> We believe that the auditor must stand back from his resolution of particular accounting issues and assess the aggregate impact of the particular issues upon a reasonable investor's perception of the

economic substance of the enterprise for which the financial statements are being presented.

387. Based on the above, a reasonable investor was unable to perceive the true economic substance of the Funds whose financial statements were being presented.

388. In opining on the fairness of the Funds' financial statements during the Class Period, PWC expressly represented that its audit included "assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation." For the reasons alleged herein, this statement is false.

389. Based on the foregoing, PWC's audits of the Funds' financial statements for its fiscal years ended June 30, 2004, 2005 and 2006 were not conducted in accordance with one or more of the following generally accepted auditing standards:

(a) General Standard No. 1, in that the audit should be performed by persons having adequate technical training and proficiency as auditors;

(b) General Standard No. 2, in that the audits were not performed by a person or persons having adequate technical training and proficiency as an auditor, because, given the complex nature of the valuations required of the restricted novel securities held by the Funds, it was incumbent upon PWC to ensure the individuals who performed the audit had the requisite proficiency in areas that would affect the presentation of those securities "fair value" under GAAP;

(c) General Standard No. 2, in that an independence of mental attitude was not maintained by PWC during said audits;

(d) General Standard No. 3, in that due professional care was not exercised in the performance of the audits and the preparation of PWC's reports on the Funds' financial statements;

(e) Standard of Field Work No. 1, in that the work was not adequately planned and assistants and work were not properly supervised or reviewed;

(f) Standard of Field Work No. 2, in that PWC failed to obtain a sufficient understanding of the Funds' internal control structure to plan the audits and to determine the nature, timing, and extent of tests to be performed;

(g) Standard of Field Work No. 3, in that sufficient, competent evidential matter was not obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the Funds' financial statements under audit;

(h) Standard of Reporting No. 1, in that PWC's reports on the Funds' financial statements for each of said years stated falsely that the Funds' financial statements were presented in accordance with generally accepted accounting principles;

(i) Standard of Reporting No. 2, in that the report shall identify circumstances in which GAAP has not been consistently observed;

(j) Standard of Reporting No. 3, in that PWC's reports on the Funds' financial statements failed to provide information required by generally accepted accounting principles but not disclosed in the Funds' financial statements or the footnotes thereto, as set forth above;

(k) Standard of Reporting No. 4, in that PWC's reports improperly contained unqualified opinions on the Funds' financial statements because PWC had failed to conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and, therefore, PWC had insufficient basis for expressing such unqualified opinions;

(l) PWC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments for which multiple market quotations were not readily available;

(m) PWC failed to modify its audit reports in light of the Funds' use of an improper valuation method for a significant portion of their investment portfolios;

(n) PWC's audit reports failed to address the inadequacy of the valuation disclosures in the Funds' financial statements and the footnotes thereto;

(o) PWC failed to modify its audit reports or call attention to the uncertainty of the Funds' respective NAVs caused by the uncertainty of the valuations of the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments for which market quotations were not readily available or that were fair valued;

(p) PWC failed to obtain reasonable assurance (i.e., high level of assurance) as to the fair values of up to half or more of the Funds' investments; and

(q) PWC failed to obtain reasonable assurance (i.e., high level of assurance) as to the Funds' compliance with their investment restrictions.

390. AU Section 508 required PWC to express a qualified opinion on the Funds' financial statements, in view of the scope limitation attributable to the uncertain valuation of the Funds' net assets, failure to make required GAAP disclosures regarding such uncertainty, and the Funds' violations of their investment restrictions relating to excessive illiquid securities and investments in a single industry, and, in so doing, to disclose to the Funds' shareholders and prospective shareholders the nature and extent of the Funds' non-GAAP accounting and to provide those disclosures which the Funds' financial statements failed to provide.

391. PWC violated GAAS when it failed to express a qualified opinion on the Funds' financial statements, or to include an explanatory paragraph calling attention to the extent to which the valuations of the Funds' assets were subject to substantial uncertainty, during the Class Period and in failing to provide those material disclosures that the Funds' financial statements failed to provide.

392. Pursuant to PWC's consent, PWC's reports on the Funds' financial statements during the Class Period and the Funds' financial statements, including (a) Schedules of Investments as of June 30, 2004, 2005 and 2006 and as of each quarter-end during said fiscal years; (b) Statements of Assets and Liabilities as of June 30, 2004, 2005 and 2006; (c) Statements of Operations for the Years Ended ~~December~~ June 30, 2004, 2005, 2006 and 2007; (d) Statements of Changes in Net Assets for the Years Ended June 30, 2004, 2005 and 2006; (e) Financial Highlights; and (f) Notes to Financial Statements were incorporated by reference into the Funds' registration statement effective during the Class Period and prospectuses used to offer and sell the Funds' shares during the Class Period.

393. According to AU Section 711, because a registration statement under the Securities Act of 1933 speaks as of its effective date, the independent accountant whose report is included in such a registration statement has a statutory responsibility that is determined in the light of the circumstances on that date. AU Section 711 states: "To sustain the burden of proof that he has made a 'reasonable investigation', as required under the Securities Act of 1933, an auditor should extend his procedures with respect to subsequent events from the date of his audit report up to the effective date or as close thereto as is reasonable and practicable in the circumstances." AU Section 711 states that the following procedures, *inter alia*, should generally be performed by the auditor:

(a) Read the latest available interim financial statements; compare them with the financial statements being reported upon; and make any other comparisons considered appropriate in the circumstances. In order to make these procedures as meaningful as possible for the purpose expressed above, the auditor should inquire of officers and other executives having responsibility for financial and accounting matters as to whether the interim statements have been prepared on the same basis as that used for the statements under audit.

(b) Read the available minutes of meetings of stockholders, directors, and appropriate committees; as to meetings for which minutes are not available, inquire about matters dealt with at such meetings.

(c) Obtain a letter of representations from appropriate officials, generally the chief executive officer, chief financial officer, or others with equivalent positions in the entity, as to whether any events occurred subsequent to the date of the financial statements being reported on by the independent auditor that in the officer's opinion would require adjustment or disclosure in these statements.

(d) Make such additional inquiries or perform such procedures as he considers necessary and appropriate to dispose of questions that arise in carrying out the foregoing procedures, inquiries, and discussions.

(e) Read the entire prospectus and other pertinent portions of the registration statement.

(f) Inquire of and obtain written representations from officers and other executives responsible for financial and accounting matters about whether any events have occurred, other than those reflected or disclosed in the registration statement, that, in the officers' or other executives' opinion, have a material effect on the audited financial statements included therein or that should be disclosed in order to keep those statements from being misleading.

394. Of all the professionals involved in the offer and sale of the Funds' shares to the investing public, the auditor is the only one whose involvement is legally required by the federal securities laws. With this legally conferred franchise, however, comes the heavy responsibility of acting as the Plaintiffs' and putative class members' guardian by ensuring that the Funds' financial statements accurately and meaningfully depict its financial situation.

SCIENTER

395. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding the Funds, their control over, and/or receipt and/or modification of the Funds' allegedly materially misleading misstatements and/or their associations with the Funds which made them privy to confidential proprietary information concerning the Funds, participated in the fraudulent scheme alleged herein.

396. During the Class Period, Defendants were motivated to engage in the illegal and fraudulent conduct alleged herein in order to reap millions of dollars in advisory, management, and administrative fees based on the artificially inflated valuations of the Funds' net assets. As detailed above, the MK Defendants, as officers and directors of the Funds, Morgan Management,

Morgan Keegan, Holding, and Regions were privy to confidential financial information concerning the Funds' business, financial condition and future business prospects and outlook. In this capacity, the MK Defendants had access to material, nonpublic information concerning the Funds' true financial condition.

397. Defendants also knew or recklessly disregarded available information indicating that the Funds' investments in certain securities should have been written down no later than the end of December 2006. For example, by December 2006, the ABX.HE Index, a widely recognized key indicator of the value of subprime mortgage-backed securities and collateralized debt obligations, had declined significantly. On December 8, 2006, Reuters reported, "Increasing concerns that defaults on the riskiest residential loans will accelerate in 2007 have pushed the main index of subprime mortgage securities to its lowest level since inception. The article noted as well that "[v]olatility in the ABX Index, popular with investors including hedge funds as a way to hedge their real estate-related investments, has surged in recent weeks as subprime lenders shuttered businesses and underlying loans default at an alarming rate."

398. Defendants were aware of the ABX.HE Index and its significance. In a letter to the Funds' shareholders dated July 13, 2007, Kelsoe noted that "[p]art of the sub-prime volatility is to be expected, but I believe the volatility has been exacerbated by the ABX index trading in connection with sub-prime bonds. We have seen dramatically wider spreads in all mortgage-related securities."

399. The ABX.HE Index's sharp decline should have alerted Defendants to the need to record impairment of its securities investments according to applicable accounting rules relating to impairments of debt securities in portfolio holdings.

LOSS CAUSATION/ECONOMIC LOSS

400. Defendants' wrongful conduct, as alleged herein, directly and proximately caused the damages suffered by Plaintiffs and the Class.

401. During the Class Period, Plaintiffs and the Class purchased securities of the Funds at artificially inflated prices and were damaged thereby. The price of the Funds' shares declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

CLAIMS

402. With respect to the claims asserted herein pursuant to §§ 11, 12(a)(2), and 15 of the Securities Act and § 20(a) of the Exchange Act, this action has been commenced within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the violations by the exercise of reasonable diligence.

403. The Funds offered and sold shares of their capital stock during the Class Period to Plaintiffs and other members of the Class.

404. The shares of the Funds' capital stock sold to Plaintiffs and other members of the class are securities within the meaning of the Securities Act, the ICA and the Exchange Act.

NO STATUTORY SAFE HARBOR

405. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to existing facts and conditions. In addition, to the extent certain of the statements alleged to be false might be characterized as forward-looking, the specific statements pleaded herein were not identified as "forward-looking statements" when made, or if they were so identified, they were not

accompanied by the requisite language adequately informing investors that actual results "could differ materially from those projected." To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statement; in fact, as set forth above, many such purportedly "cautionary" statements were themselves false and misleading because they represented that certain events "may" or "could" occur, when in fact they had already occurred or already existed, as Plaintiffs allege.

COUNT I
VIOLATION OF § 11 OF THE SECURITIES ACT OF 1933

406. This Count I is asserted against the officers and directors of the Company and the Funds, Morgan Keegan as the underwriter of the Funds' shares, and PWC (hereinafter "§ 11 Defendants").

407. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above include any facts that are unnecessary or irrelevant for purposes of stating a claim under Section 11.

408. It is the policy of the ICA, effectuated through that statute and the Securities Act of 1933, that investors in mutual funds are entitled to "adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements." ICA § 1(b)(1).

409. The § 11 Defendants, except PWC, caused to be effected a distribution of shares of the Funds' capital stock to the public pursuant to a SEC Form N-1A registration statement, dated October 27, 1998, as amended on October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 7, 2000, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November

23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and October 29, 2007, that was in effect during the Class Period. This registration statement, during the Class Period, contained untrue statements of material facts and omitted to state material facts required to be stated therein or necessary to make the statements in the registration statement not misleading, as set forth above.

410. Each of the § 11 Defendants, other than PWC, either signed the registration statement and the amendments thereto, was a director of the Funds at the time of the filing of those portions thereof with respect to which their liability is asserted herein, or consented to being named in such registration statement or amendments thereto as a director.

411. Plaintiffs did not know that the representations made to them by Defendants regarding the matters described above were untrue and did not know the above alleged material facts that were not disclosed.

412. PWC consented to being named in the registration statement and the amendments thereto as having prepared or certified portions of the registration statement or as having prepared or certified reports used in connection with the registration statement. Liability is asserted herein against PWC in connection with those portions of the registration statement and amendments thereto prepared or certified by PWC or otherwise attributable to statements or reports prepared or certified by PWC and those statements therein made by PWC based on its authority and professional expertise.

413. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds to believe that the statements contained in the Funds' registration were true and without omissions of material fact and not misleading. Defendants could have

with the exercise of reasonable care, become aware of the misleading nature of the registration statement.

414. PWC:

(a) Performed accounting and auditing services in connection with such registration statements and each and every amendment thereto during the Class Period;

(b) Reviewed, or was required to review, those disclosures in such registration statements and amendments thereto related to matters for which it had responsibility as the auditor of the Funds' financial statements; and

(c) Reviewed, or was required to review, or offered to review, which offer, if made, was accepted by the Funds' officers and directors and relied-upon by said persons, the extent to which the Funds were managed in a manner consistent with their investment objectives and restrictions as disclosed in such registration statements and otherwise and in compliance with applicable laws, rules and regulations applicable to registered investment companies.

415. Plaintiffs and the other members of the Class have been damaged and are entitled to recover from Defendants all relief permitted under § 11 of the Securities Act, including the following::

(a) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and held on the date this suit was initiated, damages in an amount equal to the difference between the amount paid therefor (including any "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the net asset value of such shares on the date this action was initiated without reduction for dividends paid in respect of such shares and without interest;

(b) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed before this action was initiated, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed without reduction for dividends paid in respect of such shares and without interest; or–

(c) With respect to shares purchased, including shares purchased upon reinvesting dividends paid by the Funds in respect of such shares, during the Class Period and redeemed after this action was initiated but before judgment, damages in an amount equal to the difference between the amount paid therefor (including the "load" or commission paid in connection with the purchase of such shares), but not to exceed the price at which the shares were offered to the public, and the price at which such shares were redeemed (if such damages shall be less than the damages representing the difference between the amount paid for the shares and the net asset value thereof at the time this suit was brought) without reduction for dividends paid in respect of such shares and without interest.

416. Nothing alleged herein shall be deemed to relieve Defendants of their burden to prove their affirmative defense of loss causation.

COUNT II
VIOLATION OF § 12(a)(2) OF THE SECURITIES ACT OF 1933

417. This Count II is asserted against all of the Defendants other than PWC (hereinafter the "§ 12 Defendants").

418. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above include any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12.

419. The § 12 Defendants offered and sold a security, namely shares of the Funds' common stock, by means of a prospectus or were controlling persons of the Funds or of those who offered and sold the Funds' shares. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to prevent the representations that were made from being misleading.

420. The § 12 Defendants actively solicited the sale of the Funds' shares to serve their own financial interests. Morgan Management received management fees based on the aggregate net assets of the Funds, Morgan Keegan received commissions and administrative fees based on such sales or on the aggregate net assets of the Funds, and Regions, through subsidiaries owned or controlled by Regions, received compensation for participating in the distribution of the Funds' shares and/or fees based on their customers' accounts holding such shares.

421. The MK Defendants participated in the preparation of the prospectus filed with respect to the Funds.

422. Plaintiffs did not know that the representations made to them in connection with the distribution to them by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

423. As a result of the matters set forth herein, Plaintiffs and other members of the Class have been damaged and are entitled to recover from Defendants all relief permitted under § 12 of the Securities Act, including the consideration paid for their Fund shares with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

424. Plaintiffs and putative Class members who do not opt out hereby tender their shares in the Funds.

425. The § 12 Defendants are liable to Plaintiffs and class members pursuant to § 12(a)(2) of the Securities Act as sellers of the Funds' shares.

COUNT III
LIABILITY UNDER §15 OF THE SECURITIES ACT

426. This Count III is brought pursuant to §15 of the Securities Act, 15 U.S.C. § 77o, against the officers and directors of the Funds and the Company, as controlling persons of the Company and the Funds; Morgan Management, as the controlling person of the Funds and the Company; Holding, as the controlling person of Morgan Management; Regions, as the controlling person of Morgan Keegan and Holding (hereinafter "Controlling Person Defendants"); and certain of the individual Defendants as officers and directors of Morgan Management, Morgan Keegan, Holding, and Regions.

427. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 15.

428. Each of the Controlling Person Defendants was a controlling person of the § 11 Defendants (except PWC) or § 12 Defendants. Such persons were controlling persons of the Funds by virtue of his or her position as a director or senior officer of the Company, the Funds, Morgan Management, Morgan Keegan, or of the wholly-owing parent of any of the foregoing corporate entities; or by virtue of its position as the manager of, and investment advisor to, the Funds; or as the wholly owing-parent of any of the foregoing non-Fund corporate entities.

429. Each of the MK Defendants was a participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on his or her having signed the registration statements and/or having otherwise participated in the process which allowed the offerings of the Funds' shares to be successfully completed.

COUNT IV
VIOLATION OF INVESTMENT COMPANY ACT § 34(b)

430. This Count IV is asserted against all Defendants.

431. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above include any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 34(b).

432. It is the policy of the ICA that, when investors in mutual funds do not receive "adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements," the national public interest and the interests of investors are adversely affected and that the ICA is to be interpreted to eliminate such conditions. ICA § 1(b)(1).

433. Defendants are persons who (i) made untrue statements of material facts in a registration statement, amendments thereto, reports, accounts, records and other documents filed or transmitted pursuant to the ICA, or the keeping of which is required pursuant to § 31(a) of the

ICA and/or (ii) in connection with such filing, transmitting, or keeping any such document, omitted to state therein facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading, all as set forth above, including but not limited to the Funds' violation of their fundamental investment restriction relating to the limit on investments in a single industry, which violation was also a violation of § 13 of the Investment Company Act and their overstatement and misclassification.

434. For purposes of § 34(b) of the ICA, any part of any registration statement, reports, records and other documents filed or transmitted pursuant to the ICA which is signed or certified by an accountant or auditor in its capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document. Defendant directors signed the Funds' registration statement and amendments thereto and signed the Funds' reports on the Funds' internal controls pursuant to SEC Form N-SAR. PWC signed its reports regarding the Funds' financial statements for their fiscal years ended June 30, 2004, 2005 and 2006 and certified such financial statements, which were part of the Funds' registration statement, as amended from time to time during the Class Period, and signed its reports on the Funds' internal controls pursuant to SEC Form N-SAR. The Funds' President and Treasurer signed and/or certified the Funds' annual and semi-annual reports on Forms N-CSR or N-CSRS as "fully compl[ying] with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and 2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Fund."

435. By engaging in the conduct described herein, Defendants violated § 34(b) of the ICA, as amended, and, pursuant to § 1(b)(1) and (5) of the ICA, the interests of those who

invested in the Funds were adversely affected because (i) such investors purchased, paid for, exchanged, received dividends upon, voted, refrained from voting, sold, or surrendered shares issued by the Funds without adequate, accurate, and explicit information, fairly presented, concerning the character of such shares and the circumstances, policies, and financial responsibility of the Funds and their management and (ii) the Funds, in keeping their accounts and in computing their earnings and the asset value of their outstanding securities, employed unsound or misleading methods, and were not subjected to adequate independent scrutiny.

436. As a result of such conduct, pursuant to § 47(b) of the ICA, Plaintiffs and the other members of the Class are entitled to rescind their purchases of the Funds' shares during the Class Period or are otherwise entitled to damages in an amount to be proved at trial.

COUNT V
VIOLATION OF § 10(B) OF THE EXCHANGE ACT AND RULE 10B-5

437. This Count V is asserted against all Defendants.

438. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above include any facts which are unnecessary or irrelevant for purposes of stating a claim under Section 10(b) of the Exchange Act and Rule 10b-5.

439. During the Class Period, Defendants carried out a plan, scheme and course of conduct that was intended to and, throughout the Class Period, did: (i) deceive the investing public regarding the Funds' business, operations, management and the intrinsic value of the Funds' shares; (ii) enable Company insiders, including Defendants, to reap significant advisory, management, and administrative fees from the Funds while in possession of material adverse non-public information about the Funds; and (iii) cause Plaintiffs and other members of the Class to purchase the Funds securities at artificially inflated prices.

440. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, jointly and individually (and each of them) took the actions set forth herein. Defendants (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (c) engaged in acts, practices, and a course of conduct that operated as a fraud and deceit upon the purchasers of the Funds' shares in an effort to maintain artificially high market prices for the Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued either as primary participants in the wrongful and illegal conduct charged herein or as controlling persons as alleged below.

441. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, operations and future prospects of the Funds as specified herein.

442. Defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of the Funds' value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about the Funds and its business operations and future prospects in the light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of conduct that operated as a fraud and deceit upon the purchasers of the Funds' shares during the Class Period.

443. Each of the MK Defendants' primary liability, and controlling person liability, arises from the following facts: (i) the MK Defendants were high-level executives and/or directors at the Funds during the Class Period and members of the Funds' management team or had control thereof; (ii) each of these defendants, by virtue of his responsibilities and activities as a senior officer and/or director of the Funds, was privy to and participated in the creation, development and reporting of the Funds' internal budgets, plans, projections and/or reports; (iii) each of these defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of and had access to other members of the Funds' management team, internal reports and other data and information about the Funds' finances, operations, and sales at all relevant times; and (iv) each of these defendants was aware of the Funds' dissemination of information to the investing public, which they knew or recklessly disregarded was materially false and misleading.

444. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly for the purpose and effect of concealing the Funds' operating condition and future business prospects from the investing public and supporting the artificially inflated price of their shares. As demonstrated by Defendants' overstatements and misstatements of the Funds' business, operations and earnings throughout the Class Period, Defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by recklessly refraining from taking those steps necessary to discover whether those statements were false or misleading.

445. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Funds shares was artificially inflated during the Class Period. In ignorance of the fact that market prices of the Funds' publicly traded shares were artificially inflated, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiffs and the other members of the Class acquired the Funds shares during the Class Period at artificially high prices and were damaged thereby.

446. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and the other members of the Class and the marketplace known the truth regarding the problems that the Funds was experiencing, which were not disclosed by Defendants, Plaintiffs and other members of the Class would not have purchased or otherwise acquired their the Funds shares, or, if they had acquired such shares during the Class Period, they would not have done so at the artificially inflated prices that they paid.

447. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated hereunder.

448. As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Funds' shares during the Class Period.

COUNT VI
VIOLATION OF § 20(A) OF THE EXCHANGE ACT

449. This Count VI is asserted against all Defendants.

450. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under section 20(a) of the Exchange Act.

451. The MK Defendants acted as controlling persons of the Funds within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions, and their ownership and contractual rights, participation in and/or awareness of the Funds' operations and/or intimate knowledge of the false financial statements filed by the Funds with the SEC and disseminated to the investing public, the MK Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Funds, including the content and dissemination of the various statements that Plaintiffs contend are false and misleading. The MK Defendants were provided with or had unlimited access to copies of the Funds' reports, press releases, public filings and other statements alleged by Plaintiffs to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

452. In particular, each of these Defendants had direct and supervisory involvement in the day-to-day operations of the Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

453. As set forth above, the Funds and the MK Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the MK Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and

other members of the Class suffered damages in connection with their purchases of the Funds' shares during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the class, pray for judgment against Defendants as follows:

A. Declaring this action to be a proper class action;

B. Awarding Plaintiffs and the other members of the class rescission or compensatory or rescissionary damages;

C. Award compensatory damages in favor of Plaintiffs and the Plaintiff Class against Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing in an amount to be proven at trial, including interest thereon;

D. Awarding to Plaintiffs and the other members of the class prejudgment interest in the manner and at the maximum rate where permitted by law;

E. Awarding to Plaintiffs and the other members of the class costs and expenses of this litigation, including reasonable attorneys' fees and costs, including experts' fees and costs;

F. Declaring that no Defendant be allowed contribution or indemnification from the Funds;

G. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated:

Respectfully submitted,

THOMASON HENDRIX HARVEY JOHNSON & MITCHELL, PLLC

/s/ Albert C. Harvey
ALBERT C. HARVEY (#7955)

/s/ Cheryl Rumage Estes
CHERYL RUMAGE ESTES (#10099)

/s/ Kyle M. Wiggins
KYLE M. WIGGINS (#23961)
40 S. Main Street, Suite 2900
Memphis, TN 38103
Phone No. : (901) 525-8721
Phone No. : (901) 525-6722

Attorneys for Plaintiffs

OF COUNSEL :

CABANISS, JOHNSTON, GARDNER DUMAS & O'NEAL LLP
Crawford S. McGivaren, Jr
R. Carlton Smyly
Suite 700, Park Place Tower
2001 Park Place North
Birmingham, AL 35203
Phone: (205) 716-5237
Fax: (205) 716-5389

IN THE CHANCERY COURT OF TENNESSEE
FOR THE THIRTIETH JUDICIAL DISTRICT AT MEMPHIS, SHELBY COUNTY

H. AUSTIN LANDERS, JEANETTE H. LANDERS, CHARLES M. CRUMP, DIANA W. CRUMP, JAMES H. FRAZIER, LLOYD R. THOMAS, M.D., JAMES P. WHITAKER AND PEGGY C. WHITAKER, on behalf of Morgan Keegan Select Fund, Inc., Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund, and/or Regions Morgan Keegan Select High Income Fund, Plaintiffs, v. MORGAN ASSET MANAGEMENT, INC., MORGAN KEEGAN & COMPANY, INC., REGIONS FINANCIAL CORPORATION, MK HOLDING, INC., ALLEN B. MORGAN, JR., J. KENNETH ALDERMAN, JACK R. BLAIR, ALBERT C. JOHNSON, JAMES STILLMAN R. MCFADDEN, W. RANDALL PITTMAN, MARY S. STONE, ARCHIE W. WILLIS, III, BRIAN B. SULLIVAN, JOSEPH C. WELLER, J. THOMPSON WELLER, CHARLES D. MAXWELL, MICHELE F. WOOD, JAMES C. KELSOE, JR., DAVID H. TANNEHILL, AND PRICEWATERHOUSECOOPERS LLP, Defendants, and MORGAN KEEGAN SELECT FUND, INC., REGIONS MORGAN KEEGAN SELECT SHORT TERM BOND FUND, REGIONS MORGAN KEEGAN SELECT INTERMEDIATE BOND FUND, AND REGIONS MORGAN KEEGAN SELECT HIGH INCOME FUND, Nominal Defendants.	Court File No. CH-08-0597-2 SHELBY COUNTY CHANCERY COURT FILED FEB 25 2008 DEWUN R. SETTLE, C&M TIME: 1:37 BY: [illegible] **SHAREHOLDERS DERIVATIVE COMPLAINT** **Jury Trial Demanded**

TABLE OF CONTENTS

Plaintiffs, on behalf of Morgan Keegan Select Fund, Inc. ("Company"), and its three portfolios, Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund") and Regions Morgan Keegan Select High Income Fund ("High Income Fund") (together, "the Funds"), for their Complaint against defendants allege as follows:

1. This is an action by Plaintiffs on behalf of the Company and the Funds against the Funds' investment adviser, officers and directors, distributor of the Funds' shares, and controlling persons of the Funds' investment adviser for breach of contract, breach of fiduciary duty and waste and mismanagement of the Funds' assets. These defendants caused the Funds to take on concentration, liquidity and valuation risks and uncertainties as a result of investing an extraordinarily large portion of their respective portfolios in exotic, complex, thinly traded, market-untested securities of uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses by the Funds. This action also asserts claims against the Funds' auditor for negligence and malpractice. The extent to which the Funds were caused to invest their assets in such securities violated the Funds' investment objectives, policies and restrictions and substantially exceeded the proportion of such investments and risks as compared with their respective peer funds.

2. The risks taken on by the Funds as a result of their mismanagement materialized in the summer/fall of 2007 to cause the Funds losses: the total net assets of the three Funds dropped from $2.2 billion at December 31, 2006, to $372.5 million at December 31, 2007, most of which decline is attributable to the loss in the values of the Funds' investments and a substantially smaller portion of the decline was attributable to net redemptions. The net asset value per share of the Short Term, Intermediate and High Income

Funds dropped 23%, 70% and 72% respectively during 2007.

3. The direct cause of these losses was the composition of these Funds' portfolios that exposed the Funds to much higher concentration, liquidity and valuation risks than their respective peers.

4. This derivative action is necessitated by the following events and circumstances:

(a) The losses incurred by the Funds in the summer and fall 2007 as a result of the MK Defendants' mismanagement of the Funds' assets;

(b) A class action has been filed against the Morgan Keegan Select Fund, Inc., thus further threatening the Funds' assets after they have already been substantially depleted by MK Defendants' mismanagement;

(c) Notwithstanding such losses, mismanagement, and the pending class action, the Funds' board of directors has taken no remedial actions on behalf of the Funds to either recover such losses or to otherwise take corrective action;

(d) The above referenced class action and a second class action are unlikely to enable the Funds and their shareholders to fully recover their losses because a significant portion of such losses are attributable to shares purchased outside the class period or sold after the first of such actions was filed.

5. This action is designed to complement *Richard A. Atkinson, M.D., Patricia B. Atkinson, et al. v. Morgan Asset Management, Inc. et al.*, United States District Court, Western District of Tennessee, No. 2.07-cv-2784, the "second class action" referenced in the preceding paragraph 4(d), in an effort to maximize the recovery of the extraordinary losses incurred by investors in the Funds in the summer and fall of 2007.

6. Plaintiffs, by and through their undersigned attorneys, bring this action upon personal knowledge as to themselves and their own acts, upon the investigation conducted

by and through Plaintiffs' counsel as to all other matters, including analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources, press releases and other matters of public record, sales materials, and upon information and belief.

JURISDICTION AND VENUE

7. Venue is proper in Shelby County because most if not all of the transactions and wrongs complained of herein occurred in this County. Most of the Defendants have principal places of business or reside in this County.

PARTIES

8. Morgan Keegan Select Fund, Inc. (the "Company") is a Maryland corporation and is an open-end, management investment company registered under the Investment Company Act of 1940 ("1940 Act" or "ICA"). The Company consists of three portfolios, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("High Income Fund"). The Intermediate and High Income Funds began operation on March 22, 1999; the Short Term Fund began operation as a Morgan Keegan Select fund on November 4, 2005.

9. Plaintiffs H. Austin Landers and Jeanette H. Landers, residents of Alabama, invested $1,167,214 in the High Income Fund during 2002-2006 and continue to hold 98,792.58 shares on the date hereof and will continue to hold some or all of such shares during the pendency of this litigation.

10. Plaintiffs Charles M. Crump and Diana W. Crump, residents of the State of Tennessee, invested $167,682 in the Intermediate Fund during 2002 and continue to hold 201.48 shares on the date hereof and will continue to hold some or all of such shares during the

pendency of this litigation. In addition, Plaintiff Diana W. Crump invested approximately $100,000 in the Short Term Fund during 2007 and sold that investment in 2008 for a loss of approximately $17,241.

11. Plaintiff James H. Frazier, a resident of the State of Tennessee, invested $108,861.73 in the High Income Fund during 2001-2005 and continues to hold approximately 8029.826 shares on the date hereof and will continue to hold some or all of such shares during the pendency of this litigation. In addition, Plaintiff Frazier invested $317,564 in the Intermediate Fund during 2002-2007 and sold that investment in 2007 for a loss of $74,164.

12. Plaintiff Lloyd R. Thomas, M.D., a resident of the State of Tennessee, invested $338,033 in the High Income Fund during 2001-2007 and continues to hold 33,181.04 shares on the date hereof and will continue to hold some or all of such shares during the pendency of this litigation.

13. Plaintiffs James P. Whitaker and Peggy C. Whitaker, residents of the State of Tennessee, invested $231,234 in the Intermediate Fund and $229,868 in the High Income Fund during 1999-2007 and continue to hold 41,292.580 shares in both funds combined on the date hereof and will continue to hold some or all of such shares during the pendency of this litigation.

14. Morgan Asset Management, Inc. ("Morgan Management"), a registered investment adviser, is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management, a wholly owned subsidiary of MK Holding, Inc., serves as the Funds' investment adviser and manager under an Investment Advisory and Management Agreement ("Advisory Agreement"). The Advisory Agreement provides that, subject to overall supervision by the Board of Directors, Morgan Management manages the investments and other affairs of the Funds. Morgan Management is responsible for managing the Funds' portfolio securities and for making purchases and sales of portfolio

securities consistent with the Funds' respective investment objectives, policies and limitations described in the Prospectus and SAI. Morgan Management is obligated to furnish the Funds with office space as well as with executive and other personnel necessary for the operation of the Funds. In addition, Morgan Management is obligated to supply the Board of Directors and officers of the Funds with certain statistical information and reports, and to oversee the maintenance of various books and records. Morgan Management and its affiliates also are responsible for the compensation of directors and officers of each Fund who are employees of Morgan Management and/or its affiliates. Morgan Management managed and advised the Funds at all times relevant herein. Under the terms of the Advisory Agreement, the Short Term Fund, Intermediate Fund and High Income Fund are charged annual management fees, before any waivers, of 0.35% (0.25% after waiver), 0.4% and 0.75%, respectively, based on average daily net assets. Morgan Management also is an investment adviser to 15 other mutual funds and to separately managed individual accounts.

15. Morgan Management describes itself in press releases as "the investment advisory arm of Regions Financial Corporation (NYSE: RF). Morgan Management is the investment advisor to Regions Morgan Keegan Trust, Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK Advantage Income Fund, Inc., RMK High Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income Fund, Inc. With locations throughout the South, Morgan Asset Management, an affiliate of Morgan Keegan & Co. Inc., manages more than $33 billion for institutions and high net worth individuals. . . ."

16. Defendant MK Holding, Inc. ("Holding"), is a wholly owned subsidiary of Regions Financial Corporation ("Regions") and the wholly owning parent of Morgan Management.

17. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly

owned subsidiary of Regions, is a full service broker/dealer that purports to provide personalized investment services to its clients from over 400 offices in 19 states and is headquartered in Memphis, Tennessee. It performed administration services for the Funds and distributed the Funds' shares at all times relevant herein, enabling the Company to acquire assets to be managed by Morgan Management and Morgan Keegan to receive commissions on the sale of the Funds' shares. Morgan Keegan also provided an employee to serve as the Funds' Chief Compliance Officer during most of the time relevant herein and, pursuant to a Fund Accounting Service Agreement with the Company, provided portfolio accounting services to the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and Service Agreement, each Fund pays Morgan Keegan an annual base fee per share class plus a variable fee based on the number of shareholder accounts.

18. Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company (NYSE: RF) and the wholly owning parent corporation of Regions Bank, Holding (which owned Morgan Management) and Morgan Keegan. The Funds' shares were marketed, offered and sold by and through subsidiaries and trust departments of Regions Bank and/or other subsidiaries owned or controlled by Regions. Regions disclosed in its Form 10-Q dated November 9, 2007: "In addition to providing traditional commercial and retail banking services, Regions provides additional financial services including securities brokerage, asset management, financial planning, mutual funds, investment banking, insurance, mortgage origination and servicing, equipment financing and other specialty financing. Regions provides brokerage services and investment banking from approximately 430 offices of Morgan Keegan...." In the Funds' annual and semi-annual reports to shareholders during all relevant times herein, Regions described the "Regions family of companies [to] include [sic] Regions Bank, Regions Mortgage, EquiFirst Corp.,

Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK High Income Fund, Inc., RMK Strategic Income Fund, Inc., Regions Morgan Keegan Trust, FSB, Rebsamen Insurance, and other Regions affiliates." Regions actively used its name to brand as a Regions product and service the mutual fund investment opportunities offered by the Funds.

19. Defendant Allen B. Morgan, Jr., is and was during all relevant times herein a Director and Chairman of the Company and is a resident of Tennessee. He also served as a Director and Vice-Chairman of Regions and as a Director of Morgan Management and Chairman and Executive Managing Director of Morgan Keegan.

20. Defendant J. Kenneth Alderman is and was during all relevant times herein a Director of the Company and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of Morgan Management. He has been Executive Vice President of Regions. He is a Certified Public Accountant and holds the Chartered Financial Analyst designation.

21. Defendant Jack R. Blair is and was during the relevant time herein a Director of the Company and is a resident of Tennessee.

22. Defendant Albert C. Johnson is and was during the relevant time herein a Director of the Company and is a resident of Alabama. He also has been an independent financial consultant and has served as a director or chief financial officer of other companies. He previously was employed by Arthur Andersen LLP.

23. Defendant James Stillman R. McFadden is and was during all relevant times herein a Director of the Company and is a resident of Tennessee. McFadden Communications, LLC ("McFadden Communications"), a company of which McFadden is a majority owner, commenced a commercial banking relationship with Union Planters Bank in August 2003, which continued with Regions Bank subsequent to the June 30, 2004 merger

of Union Planters Corporation and Regions. From January 1, 2005 through June 30, 2007, the largest aggregate amount of debt outstanding on the line of credit and loan was approximately $2.3 million. As of June 30, 2007, the approximate aggregate amount of debt outstanding was $2.0 million. McFadden Communications has a ten year lease with Regions Bank for certain equipment at a cost of approximately $272,000 annually. Since before the June 30, 2004 merger, McFadden Communications has performed printing services for Union Planters Corporation and/or subsidiaries and for Regions and/or subsidiaries; for the period January 1, 2005 through June 30, 2007, total revenues from services provided to Regions was approximately $2.46 million representing approximately 5.0% of McFadden Communications' revenue over that same period.

24. Defendant W. Randall Pittman is and was during all relevant times herein a Director of the Company and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, held various positions with AmSouth Bancorporation, including Executive Vice President and Controller.

25. Defendant Mary S. Stone is and was during all relevant times herein a Director of the Company and is a resident of Alabama. She also has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. One of Stone's fellow members of the faculty of the University of Alabama Culverhouse School of Accountancy holds a fellowship contributed by Defendant PwC. She is also a former member of the Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant.

26. Defendant Archie W. Willis, III, is and was during all relevant times herein a Director of the Company and is a resident of Tennessee. He also has been President of

Community Capital (financial advisory and real estate development) since 1999 and Vice President of Community Realty Company (real estate brokerage) and was a First Vice President of Morgan Keegan from 1991 to 1999. He also has served as a director of a telecommunications company and a member of a bank advisory board.

27. The Company/Funds' Board of Directors ("Board") has a standing Audit Committee that consists of all the Directors of the Funds who are not interested persons of the Company, as that term is defined in the 1940 Act ("Independent Directors"). The Audit Committee's function is to recommend to the Board the appointment of the independent accountants to conduct the annual audit of the Company's financial statements; review with the independent accountants the outline, scope and results of this annual audit and review the performance and fees charged by the independent accountants for professional services. The Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. During the three fiscal years ended June 30, 2007, the Board's Audit Committee held ten meetings.

28. The Company stated in its 2006 annual report to the Funds' shareholders: "The Fund's Board of Directors (the 'Board') has determined that Albert C. Johnson, James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR."

29. The Company/Funds' Board also has a standing so-called Independent Directors Committee consisting of all the purportedly Independent Directors. This Committee must determine at least annually whether the funds' advisory, underwriting, Rule 12b-1 and other arrangements should be approved for continuance for the following year.

This Committee is also responsible for evaluating and recommending the selection and nomination of candidates for Independent Director, assessing whether Directors should be added or removed from the Board and recommending to the Board policies concerning Independent Director compensation, investment in the Funds and resources.

30. The Company has a Qualified Legal Compliance Committee ("QLCC") that consists of all of the purportedly Independent Directors. The QLCC reviews and takes appropriate action with respect to any report made or referred to the QLCC by an attorney of evidence of a material violation of applicable federal or state securities law, material breach of fiduciary duty under federal or state law or a similar material violation by the funds or by an officer, director, employee or agent of the Funds. During the three fiscal years ended June 30, 2007, the Board's QLCC held no meetings.

31. Defendant Brian B. Sullivan is and has been since 2006 President of the Funds and President and Chief Investment Officer of Morgan Management and is a resident of Alabama. He also has served as President of AmSouth Asset Management, Inc., which has merged or will soon merge into Morgan Management. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank, Mr. Sullivan has served in various capacities including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation.

32. Defendant Joseph C. Weller was from 1999 to 2006 Treasurer of the Funds and is a resident of Tennessee. He has been Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Executive Managing Director of, or was otherwise employed by, Morgan Keegan since 1969. He also has served as a Director of Morgan Asset Management, Inc. since 1993.

33. Defendant J. Thompson Weller, the son of Defendant Joseph C. Weller, is and was since 2006 Treasurer of the Funds and is a resident of Tennessee. He has been a Managing Director, Senior Vice President, Controller and has held other financial offices of Morgan Keegan. He previously was with Arthur Andersen & Co. and Andersen Consulting.

34. Defendant Charles D. Maxwell is and was during all relevant times herein Secretary and Assistant Treasurer of the Funds and is a resident of Tennessee. He also has been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of Morgan Management. He previously was with the accounting firm of Ernst & Young LLP.

35. Defendant Michele F. Wood is and was during part of the relevant time herein Chief Compliance Officer of the Funds and is a resident of Tennessee. She also has been the Chief Compliance Officer of Morgan Management since 2006 and is also a Senior Vice President of Morgan Keegan. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006. Before that she was a staff attorney with FedEx Corporation specializing in employment litigation and before that was employed by a well-known labor law firm as an associate.

36. Defendant James C. Kelsoe, Jr., CFA, is and was during all relevant times herein the Senior Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

37. Defendant David H. Tannehill, CFA, is and was during all relevant times herein the Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

38. The above identified individual Defendants, Morgan Management, Morgan

Keegan, Holding, and Regions are sometimes hereinafter referred to as "MK Defendants." With respect to the use of such term in allegations ascribing liability to, or responsibility for, certain specified actions, knowledge, conduct or other matters, such term is to be understood to mean direct liability on the part of the Funds' officers and directors and investment adviser and secondary liability on the part of Morgan Keegan, Holding, and Regions.

39. Defendant PricewaterhouseCoopers ("PwC"), a limited liability partnership, is a national public accounting and auditing firm that had one of its several principal places of business in Tennessee. Since June 30, 2002, PwC audited the Funds' annual financial statements, reviewed the Fund's semi-annual financial statements, issued reports on the Funds' internal controls, and read the Funds' prospectuses and each amendment thereto and affirmed the financial information therein to the extent that such information was derived from the Funds' audited financial statements. At all relevant times, PwC held itself out as possessing special expertise in the auditing of financial statements and the management of registered investment companies such as the Funds.

40. Defendants either:

(a) participated in the wrongful conduct alleged herein;

(b) knew of, should have known of, or recklessly disregarded, the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made;

(c) participated in, aided and abetted, and assisted, or conspired with, each of the other Defendants in their wrongful conduct, as alleged herein; or

(d) benefited from the wrongful conduct alleged.

STATEMENT OF FACTS: ALL DEFENDANTS

THE FUNDS' AND THEIR LOSSES

41. The Intermediate and High Income Funds were opened in 1999; the Short

Term Fund began operations as a series of the Company in 2005 following the merger of the Short Term Fund with a fund the management rights to which were acquired by Morgan Management. The Funds' shares were issued pursuant to prospectuses included as part of an SEC Form N-1A registration statement filed with the SEC in 1998 that became effective in 1999 and was amended successively thereafter to maintain its effectiveness.

42. The High Income Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $10.14 to $3.44 for a loss of $6.70 per share, or 66.0%.

43. The Intermediate Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $9.93 to $4.50 for a loss of $5.43 per share or 54.7%.

44. The Short Term Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $10.09 to $8.44 for a loss of $1.65 per share or 16.4%.

45. Of 426 other short-term bond funds, 439 other intermediate-term bond funds, and 253 other high-yield bond funds, none suffered losses of this magnitude during the same period.

46. These extraordinary losses in share value were caused (1) by the Funds' extraordinarily large (as compared with the Funds' respective peer funds) investments in relatively new types of thinly traded (i.e., illiquid), exotic, complex structured fixed income securities, whose uncertain valuations had to be estimated and that had not been tested through market cycles and (2) by the failure of the Funds to have previously complied with required and disclosed procedures relating to the manner in which the Funds' assets were invested, the liquidity of their assets that would be maintained, the lack of liquidity in the Funds' portfolios, the pricing of their assets, the valuation procedures used to price their assets, the uncertainty inherent in the estimated value of their assets, and/or the failure to disclose such breaches and failures and conditions in the Funds' portfolios. These factors caused the Funds to be extraordinarily vulnerable to changes in market conditions, far more

so than their respective peer funds affected by the same events and conditions in the subprime and other fixed income markets in 2007.

47. As the subprime events unfolded in the fixed income markets in the summer of 2007, buyers of, including purported market makers for, these financial instruments disappeared, as such securities became suspect even when the underlying collateral continued to pay principal and interest. This resulted in a vastly greater supply of such securities than demand that in turn caused the values of all similar types of such securities to drop dramatically. This was an entirely foreseeable event for securities that traded in thin markets or for which market quotations were not readily available, as was the case with a significant portion of the Funds' portfolio securities. In an open-end fund, such as the Funds, such drops in aggregate asset values are immediately translated into losses in the Funds' net asset value per share at which the Funds' shareholders purchase and redeem their shares because the per share price at which open-end funds buy and sell their shares is the value of the net assets of the fund—i.e., the value of assets minus liabilities—divided by the number of outstanding shares.

48. The extraordinary decline in the Funds' respective net asset values in 2007 was caused by the illiquidity of the market for those of the Funds' securities whose values could only be estimated in the absence of readily available market quotations and were thus vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments affecting such securities, resulting in precipitous price reductions for such securities.

49. The events experienced by the fixed income securities markets in 2007 affected all fixed income funds but had a far greater adverse effect on the Funds than on their respective peers because the Funds' portfolios were significantly different than their respective peer funds. The Funds contained disproportionately large positions in new

untested structured financial instruments and other securities for which market quotations were not readily available and, therefore, could be valued only by the use of fair value pricing procedures based on estimates of value that are inherently uncertain.

50. The disproportionate adverse effect of these events on the Funds, because of the Funds' unique vulnerability to these kinds of market events in view of the concentration, liquidity and valuation risks inherent in holding such large amounts of such securities, could and should reasonably have been foreseen by Defendants in view of the recent history of similar events affecting niches of the fixed income securities markets as well as SEC, industry and accounting guidance regarding the need for open-end funds to ensure they maintain liquid portfolios and the valuation difficulty/uncertainty attendant to thinly traded and illiquid securities.

51. The Funds heavily invested in collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs"), and collateralized mortgage obligations ("CMOs"), collectively sometimes referred to as "collateralized debt obligations" ("CDOs") or "structured financial instruments." These securities are usually only thinly traded and, based on their characteristics, are illiquid. As a consequence, the values of these securities can only be estimated, which estimated valuations are inherently uncertain.

52. No other short-term, intermediate-term or high-yield bond fund invested as heavily in these structured financial instruments as did the three Regions Morgan Keegan Funds. On July 19, 2007, Bloomberg News quoted Jim Kelsoe, the senior portfolio manager of the Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that the High Income Fund was "the one real big exception."

53. The High Income Fund in its sales materials said it was managed to provide the

"[p]otential for lower NAV volatility than typical high-yield funds" and (emphasis supplied):

- "**Opportunity for High Current Income** . . . The *relatively conservative credit posture* of the Fund reflects our goal of higher yields *without excessive credit risk.*"
- "**Broad Diversification** A unique advantage of the Select High Income Fund is its diversification across a wide variety of high-income debt and equity-linked securities. Not limited to high-yield corporate bonds, we invest in many types of mortgage-backed and asset-backed securities, as well as various types of convertible securities and income-producing stocks."

54. The Intermediate Fund in its sales materials said it was managed to provide (emphasis supplied):

(a) "A higher level of current income *than typical money market investments*

(b) "A *diversified* portfolio of *mostly investment-grade* debt instruments, with some exposure to below-investment-grade assets."

(c) "**Concentrate on Value** *Credit fundamentals* and relative value drive the investment decisions. The Fund's focus is on "undervalued" and "out-of-favor" sectors and securities, which still have *solid credit fundamentals.* In addition to purchasing investment-grade securities to fulfill its investment objectives, the Fund may invest up to 35% of its assets in below-investment-grade debt securities. The portfolio seeks to maintain a balanced exposure across the investment-grade spectrum."

(d) "**Broad Diversification** The *single best way to reduce the risk* of any portfolio is through *adequate diversification.* The *Intermediate portfolio is diversified* not only with regard to issuer, but also *industry, security type* and maturity. Furthermore, the Select Intermediate Bond Fund *does not invest in speculative derivatives.*"

55. The investment objective of the Intermediate Fund, which could not be changed without shareholder approval, was to "seek[] a high level of income by investing in intermediate maturity, investment grade bonds [and] seek[] capital growth as a secondary objective when consistent with the fund's primary objective."

56. The Short Term Fund in its sales materials described how it was managed

(emphasis supplied):

(a) as The Fund sought to provide

- "A higher level of current income *than typical CDs, savings accounts, or money market instruments*"
- "A *greater stability in principal value* than that of longer term bonds or bond funds"
- "A *diversified* portfolio of short-term investment-grade debt securities"

(b) "**Concentrate on Value** The Fund seeks to provide current income and *capital preservation* by maintaining a portfolio of *investment-grade* debt securities. The Fund will attempt to utilize a wide variety of assets, all with *solid credit fundamentals*, to maximize short-term income. The portfolio invests primarily in issues rated in one of the *four highest credit rating categories* by a nationally recognized statistical rating organization; however, the Fund may invest up to 10% in below-investment-grade securities"

(c) "**Minimize Risk** Historically, as interest rates move up and down, bonds with longer maturities experience greater price fluctuations than bonds with shorter maturities. Generally, longer-term bonds offer higher yields, but the trade-off is a higher degree of price volatility. By limiting the maturity of its portfolio securities, the Fund seeks to moderate principal fluctuations and, thus, provide a *more stable net asset value*."

(d) "Short-term bonds offer *less volatility* than long-term investments and potentially greater income and total return than *money market and other conservative investments*."

57. The investment objective of the Short Term Fund, which could not be changed without shareholder approval, was "a high level of current income consistent with preservation of capital."

58. The Short Term Fund further said in its prospectuses that it would "normally maintain a dollar-weighted average portfolio maturity of three years or less, but may purchase individual securities with longer maturities" in order "to moderate principal fluctuations."

59. The MK Defendants, on a website that prominently displays the Funds'

affiliation with Regions, under the heading "THE RELIABILITY OF INVESTING WISELY," advertised as follows (emphasis supplied):

> "When you invest in RMK Select Funds, *you know exactly where you're going and exactly what you own.* Each Fund has a *well defined, 'no-surprises'* style of structured, *disciplined decision making*; each portfolio manager is *required* to select only the most promising investments *consistent with that style.*"

60. In these representations, the Funds held themselves out as being relatively safe and concealed the concentration, liquidity and valuation risks being taken by the Funds.

61. The Funds were not perceived to expose investors therein to the risk of catastrophic losses that such investors suffered in 2007. Morningstar, Inc., which rates the performance of mutual funds on a risk-adjusted basis, awarded the Intermediate and High Income Funds five stars, its highest possible rating, a fact that Morgan Management and those Funds highlighted in those Funds' Semi-Annual Report to Shareholders for the six months ended December 31, 2004.

62. In an article entitled "A Bond Fund That's Redefining Pain" on the Seeking Alpha website on October 13, 2007, the author noted that the Intermediate Fund was supposed to be safe: ". . . consider the case of the Regions Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a "normal" investment-grade bond fund. And yet it somehow **lost over 21% so far in 2007**. And you thought the Global Alpha fund was having a bad year! At least investing in a hedge fund you knew you were taking risk. *This was supposed to be an investment grade bond fund.* You know, where you don't take a lot of risk? You know, the safe part of your portfolio?" http://seekingalpha.com/article/49762-a-bond-fund-that-s-redefining-pain (emphasis in original).

THE FUNDS' PERFORMANCES COMPARED WITH THEIR RESPECTIVE PEERS

63. According to their sales materials dated December 31, 2007, the Funds' total return performances for the indicated periods through December 31, 2007 were as follows:

(a) Short Term Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-7.57%	-8.96%	-7.64%	-8.57%		-8.19%
Six Months	-13.03%	-14.34%	-13.16%	-14.03%	-12.82%	-13.48%
One Year	-11.57%	-12.90%	-11.87%	-12.75%	-11.25%	-12.07%
Average Annualized Total Returns						
Three Years	-1.32%	-1.81%	N/A	N/A		-1.57%
Five Years	0.42%	0.12%	N/A	N/A	0.72%	0.42%

(b) Intermediate Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-37.01%	-38.27%	-37.12%	-37.75%		-37.54%
Six Months	-49.58%	-50.59%	-49.73%	-50.23%	-49.40%	-49.91%
One Year	-50.33%	-51.32%	-50.56%	-51.06%	-50.09%	-50.67%
Average Annualized Total Returns						
Three Years	-17.57%	-18.12%	-17.89%	-17.89%		-17.87%
Five Years	-8.62%	-8.98%	-8.95%	-8.95%	-8.35%	-8.77%

(c) High Income Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-38.24%	-39.78%	-38.43%	-39.04%		-38.88%
Six Months	-59.48%	-58.44%	-58.97%	-58.56%	-58.39%	-58.77%
One Year	-59.70%	-60.71%	-59.91%	-60.31%	-59.60%	-60.05%
Average Annualized Total Returns						
Three Years	-21.59%	-22.25%	-22.01%	-22.01%		-21.97%
Five Years	-8.46%	-8.92%	-8.92%	-8.92%	-8.23%	-8.69%

64. The Funds' respective performances, as compared with the performances of their peers for the twelve months ended December 31, 2007, were magnitudes worse than all other comparable funds:

Period ending 12/31/07	Interme-diate Fund *	All Inter-mediate Bond Funds **	High Income Fund *	All High Income Funds **	Short Term Fund *	All Short Term Funds **
Six months	-49.91%	5.73%	-58.77%	0.53%	-13.48%	4.57%
One Year	-50.67%	7.02%	-60.05%	1.75%	-12.07%	6.83%
Five Years	-8.77%	4.22%	-8.69%	8.66%	0.42%	3.38%

* Average of load and no load classes A, C and I from tables in the preceding paragraph, Funds' semi-annual report dated December 31, 2007.
** Funds' semi-annual report dated December 31, 2007, and relevant Lehman Brothers Indices cited therein.

65. As of March 14, 2008, the High Income Fund's one year performance was more than three times worse than the next worst performing high income fund, over 11 times worse than the median peer fund, and three times worse than the 22 percentage point range of all of the other 249 high income funds. For five years, the High Income Fund's performance was also significantly worse than its peers:

249 High Income Funds	One Year	Five Years
RMK High Income Fund	-67.35%	-12.25%
All Other High Income Funds		
Second Lowest	-20.61%	3.78%
Median	-5.87%	7.46%
Highest	1.61%	11.82%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008).

66. The following table demonstrates that the High Income Fund's performance was far worse than its high income fund category for the indicated periods, as of February 29, 2008:

Year	HIF Total Re-turn %	+/- Cate-gory
One Year-to-Date 2/29/08	-15.16%	-11.88%
2007	-59.70%	-61.17%
2006	11.10%	0.96%

Source:

http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKHIX (data through February 29, 2008).

67. As of March 14, 2008, the Intermediate Fund's one year performance was almost eight times worse than the next worst performing high income fund and 24 times worse than the median peer fund,. For five years, the Intermediate Fund's performance was also significantly worse than its peers:

461 Intermediate Bond Funds	One Year	Five Years
RMK Intermediate Fund *	-69.49%	-17.20%
All Other Intermediate-Term Funds		
Second Lowest	-8.79%	0.95%
Median	2.83%	3.34%
Highest	11.40%	9.21%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008), except regarding Intermediate Fund.

* The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data for Intermediate Fund is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country=U.S.&pgid=hetopquote&Symbol=MKIBX (data through March 14, 2008).

68. The following table demonstrates that the Intermediate Fund's performance was far worse than its intermediate-term bond fund category for the indicated periods, as of February 29, 2008:

Year	IBF Total Return %	+/- Category
Year-to-Date 2/29/08	-33.30%	-34.39%
2007	-50.32%	-55.02%
2006	7.16%	3.01%

Source: http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKIBX (data through February 29, 2008)

69. As of March 14, 2008, the Short Term Fund's performance for one year was 50% worse than the second next poorest performing short-term fund, over 15 percentage

points worse than the median fund, and over 22 percentage points worse than the best performing short-term income fund:

169 Short-Term Bond Funds	One Year	Five Years
RMK Short Term Fund*	-23.09%	-2.03%
All Other Short-Term Funds:		
Second Lowest	-8.03%	1.15%
Median	3.61%	3.26%
Highest	9.93%	5.53%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008), except regarding Short Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data for Short Term Fund is from Morningstar.com: http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA&Symbol=MSTBX (data through March 14, 2008).

70. The following table demonstrates that the Short Term Fund's performance was far worse than its short-term income fund category for the indicated periods, as of March 14, 2008:

Year	STF Total Return %	+/- Category
OneYear-to-Date 3/14/08	-12.19%	-12.57%
2007	-11.30%	-15.50%
2006	6.10%	2.10%

Source: http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKHIX (data through March 14, 2008).

71. The following chart shows the Intermediate Fund's NAV during the years 2004 through March 14, 2008:


REGIONS MORGAN KEEGAN SEL INTER
as of 14-Mar-2008
12
10
8
6
4
2
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=RIBCX&t=5y 3/14/08

72. The following chart demonstrates the Intermediate Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all intermediate bond funds through March 14, 2008:


18.0
15.0
12.5
10.0
7.5
5.0

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: Intermediate-Term Bond fund category.

Source:
http://quicktake.morningstar.com/fundnet/TotalReturns.aspx?Country=USA&Symbol=RIBCX
3/15/08

73. The following chart shows the High Income Fund's NAV during the years 2004 through March 14, 2008:


MORGAN KEEGAN HI INCM A
as of 14-Mar-2008
12
10
8
6
4
2
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=MKHIX&t=5y 3/14/08

74. The following chart demonstrates the High Income Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all high-yield bond funds through March 14, 2008:


27.0
22.0
18.0
14.0
10.0
8.0

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: High-Yield Bond fund category.

Source:
http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA&Symbol=MKH
X 3/15/08

75. The following chart shows the Short Term Fund's NAV during the years 2004 through March 14, 2008:


REGIONS MORGAN KEEGAN SEL LEADE
as of 14-Mar-2008
10.5
10.0
9.5
9.0
8.5
8.0
7.5
7.0
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=MSTBX&t=5y 3/14/08

76. The following chart demonstrates the Short Term Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all short-term bond funds through March 14, 2008:


15.0
14.0
13.0
12.0
11.0
10.0

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (top) line: Short-Term fund category.

Source:
http://quicktake.morningstar.com/fundnet/Snapshot.aspx?Country=USA&Symbol= MSTBX 3/15/08

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN ILLIQUID SECURITIES, AS THEY WERE SUPPOSED TO DO

77. The SEC guidelines provide that open-end registered investment companies are not to invest more than 15% of their portfolios in illiquid securities. This is guidance that the investment company industry interprets as being an SEC requirement: "SEC policies *require*, however, that no more than 15% of a mutual fund's net assets be illiquid . . ." Investment Company Institute: Valuation and Liquidity Issues for Mutual Funds, February 1997 p. 41 (emphasis supplied).

78. A "non-fundamental" investment restriction is one that can be changed without shareholder approval but cannot be implemented without disclosing the change.

79. The Intermediate and High Income Funds were subject to a non-fundamental investment restriction prohibiting the Funds from purchasing "any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

80. The Short Term Fund represented, in its November 1, 2005 SAI, that, as a non-fundamental investment limitation, it

(a) would not "[p]urchase any illiquid security if, as a result, more than 15% of the fund's net assets (based on current value) would then be invested in such securities; provided, however, that no more than 10% of the fund's total assets may be invested in the aggregate in (a) restricted securities, (b) securities of companies that (with predecessor companies) have a record of less than three years of continuous operations and (c) securities that are not readily marketable";

(b) but that, "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year."

81. Contrary to this representation, just two months later, on December 31, 2005, the Short Term Fund's portfolio included 21 restricted securities worth $15.4 million, or 21% of the value of its total investments. On June 30, 2006, the Short Term Fund's portfolio included $20.8 million in restricted securities, or 31.5% of its total investments.

82. In its November 1, 2006 SAI, the Short Term Fund represented that it "will not purchase securities for which there is no readily available market . . . . if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets" but never disclosed it had reversed its policy prohibiting all investments in restricted securities.

83. A violation of a "fundamental" investment restriction is a violation of section 13 of the 1940 Act. The Funds' adviser and directors, without any shareholder input, can choose whether an investment restriction is "fundamental" or "non-fundamental."

84. With respect to the 15% limitation, the Funds said that, "if through a change in values, net assets, or other circumstances, a fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity."

85. The preceding policy violated SEC guidance with respect to illiquid securities because the Funds would be obligated to do more than merely "consider" steps to protect liquidity.

86. In 2007, the Funds had invested more than 15% of their respective portfolios in illiquid securities in contravention of the SEC's guidance and notwithstanding being prohibited from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the investment company industry interprets as an SEC requirement, and the Funds had regularly violated that restriction during the preceding several years.

87. Illiquid securities are those that "cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued." SAI p. 6.

88. Defendants have acknowledged that factors to be taken into account in determining liquidity include:

(a) frequency of trades or quotes,

(b) number of dealers willing to purchase or sell the instrument and the number of other potential purchases,

(c) whether those dealers have undertaken to make a market in the instrument, and

(d) nature of security (e.g., uniqueness) and the nature of the marketplace in which the instrument trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

Funds' 11/1/06 SAI pp 29-30.

89. Securities for which market quotations are not readily available are illiquid securities.

90. In 2007, a material percentage of each Fund's portfolio was invested in securities "subject to legal or contractual restrictions on resale," which are illiquid securities.

91. Fair-valued securities are either:

(a) Securities for which market quotations are not readily available whose values must be estimated in good faith in accordance with procedures adopted by a mutual fund's board of directors;

(b) Securities that have not traded in significant volume for a substantial period;

(c) Securities for which there is no readily available market;

(d) Illiquid securities; or

(e) Securities that are thinly traded.

92. Illiquid securities are:

(a) Securities for which market quotations are not readily available;

(b) Securities that have not traded in significant volume for a substantial period;

(c) Securities for which there is no readily available market; or

(d) Securities that are thinly traded; and

(e) Must be fair valued.

93. The SEC requires that open-end investment companies state the percentage of illiquid investments.

94. In 2007, many, if not most, of the structured financial instruments in which the Funds invested, did not regularly trade or were thinly traded. Such securities were, at the time they were purchased by the Funds and during the time they were held by the Funds, illiquid. Accordingly, the investments by the Funds in illiquid securities substantially exceeded 15% of their respective net assets, as a result of purchases by the Funds in violation of the Funds' own non-fundamental investment restriction and SEC guidance.

95. From at least June 30, 2006 through 2007, the Funds were managed so that the Funds were exposed to substantial liquidity risk: the risk that the Funds' exotic, new, untested structured securities traded in a thin market and were at risk of suddenly becoming unsalable at the estimated values at which they were being carried on the Funds' books and records because the small number of dealers purporting to make a market in any one of these securities today might, upon a shift in market sentiment, disappear tomorrow, leaving the Funds with no one to buy their securities when they wanted to sell them.

96. The following table shows that the Funds held substantial amounts of securities that were fair valued (except for the Short Term Fund's list of its portfolio investments in its June 30, 2005 annual report [designated with a "(c)"], designated for the first time in the

Funds' respective lists of portfolio investments in their June 30, 2007 annual report with an "(e)") and/or "restricted" (securities subject to legal or contractual restrictions on resale and designated in the Funds' respective lists of portfolio investments in the Funds' annual and semi-annual reports during all relevant times herein with an "(a)") and were, therefore, illiquid securities (denominator for "% based on $ amount" is the Fund's total investments in securities as reported in its annual and semi-annual reports) (designations at December 31, 2007 used different symbols):

	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
December 31, 2007	# Securities	$	% Based on $ Amount	# Securities	$	% Based on $ Amount	# Securities	$	% Based on $ Amount
Total Investments	88	$167.2	100.0	139	$146.7	100.0	56	$45.3	100.0
Fair valued	66	$101.5	60.7	96	$ 91.7	62.5	16	$ 8.9	19.6
Restricted	59	$127.3	76.1	72	$ 91.3	62.3	19	$12.8	28.3
Both	53	$ 90.5	54.1	64	$ 73.9	50.4	15	$ 8.7	19.2
September 30, 2007									
Total Investments	118	$467.0	100.0	185	$402.8	100.0	69	$75.7	100.0
Fair valued	86	$298.9	60.0	127	$262.9	65.3	21	$18.8	24.9
Restricted	76	$325.4	69.7	114	$264.2	65.6	24	$22.1	29.2
Both	58	$257.7	55.2	90	$209.1	51.9	19	$17.3	22.9
June 30, 2007									
Total Investments	181	$1021	100.0	312	$1046	100.0	74	$86.4	100.0
Fair valued	98	$ 515	50.4	172	$ 626	59.8	23	$26.6	30.7
Restricted	101	$ 611	59.8	152	$ 616	58.9	27	$33.6	38.9
Both	72	$ 425	41.6	123	$ 473	45.2	17	$21.9	25.3
December 31, 2006									
Total Investments	151	$914	100.0	300	$1243	100.0	69	$79.1	100.0
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	81	$512	56.0	132	$ 644	51.8	21	$20.3	25.7
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2006									
Total Investments	135	$673.7	100.0	183	$1193	100.0	72	$66.0	100.0
Fair valued	NA	$376.1	55.8	NA	$590.0	49.5	NA	$12.0	18.2
Restricted	79	$382.3	56.7	100	$ 564.0	47.3	22	$20.8	31.5
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA

	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
December 31, 2005									
Total Investments	133	$560.3	100.0	271	$1145	100.0	75	$73.7	100.0
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	75	$284.5	50.7	115	$569.0	49.6	21	$15.4	21.0
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2005									
Total Investments	123	$482.0	100.0	244	$1114	100.0	70	$70.5	100.0
Fair valued	NA	NA	NA	NA	NA	NA	6	$4.4	6.3
Restricted	74	$231.4	48.0	98	$494.0	44.3	16	$15.2	21.5
Both	NA	NA	NA	NA	NA	NA	4	$3.5	4.9
December 31, 2004									
Total Investments	109	$367.1	100.0	232	$1059	100.0	NA	NA	NA
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	76	$199.6	54.3	111	$542.9	51.2	NA	NA	NA
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
June 30, 2004									
Total Investments	88	$248.2	100.0	184	$997.9	100.0	NA	NA	NA
Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
Restricted	66	$140.6	56.6	90	$420.0	52.6	NA	NA	NA
Both	NA	NA	NA	NA	NA	NA	NA	NA	NA

97. From the table in the preceding paragraph, with respect to those years for which fair valued securities were disclosed or are now known, most of the fair-valued securities were also restricted and most of the restricted securities were also fair-valued. During all relevant times herein, an extraordinarily high 44% to 57% of the Intermediate and High Income Funds' portfolios consisted of restricted securities, which are illiquid or have the characteristics of securities that can suddenly become unsalable at their estimated values.

98. From June 30, 2006 through 2007, 26% to 39% of the Short Term Fund's portfolio consisted of restricted securities, even though during that period the Short Term Fund could not invest more than 15% of net assets in securities "for which there is no readily available market."

99. The Funds reported on October 3, 2007 that, as of June 30, 2006, and June 30,

2007, the Funds held securities that were fair valued, as follows:

(a) Intermediate Fund: 55.8% of its investment securities were fair valued at June 30, 2006, and 50.4% at June 30, 2007.

(b) High Income Fund: 49.5% of its investment securities were fair valued at June 30, 2006, and 59.7% at June 30, 2007.

(c) Short Term Fund: 18.2% of its investment securities were fair valued at June 30, 2006, and 30.7% at June 30, 2007

100. During its fiscal year 2006, the Intermediate Fund had net purchases of fair valued securities of $184 million.

101. During its fiscal year 2006, the High Income Fund had net purchases of fair valued securities of $107 million.

102. During its fiscal year 2006, the Short Term Fund had net purchases of fair valued securities of $14.5 million.

103. Based on the foregoing, the Funds purchased illiquid securities when more than 15% of the Funds' respective portfolios were illiquid, thus violating the Funds' own investment restriction that prohibited the Funds from purchasing "any [illiquid] security" when the Funds already held illiquid securities whose value exceeded 15% of the Funds' respective net assets at the time of such purchases.

104. The Funds' management knew of, should have known of, or recklessly disregarded, the illiquid nature of these structured financial instruments that dominated the Funds' portfolios. AICPA Statement of Position ("SOP") 93-1, which provides guidance to auditors on financial accounting and reporting by registered investment companies, is applicable to "debt securities held as investments by investment companies," such as the thinly traded structured financial instruments and mortgage/asset-backed securities of the types in which the Funds invested. It says the following about the liquidity of such securities,

which is as applicable to the Funds' structured financial instruments as it is to the high-yield securities held by the Funds:

(a) The market for such securities "may not always be liquid."

(b) "The market risk is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it more difficult to liquidate holdings quickly and increases the volatility of the market price."

(c) "Market-value risk for holders of high-yield debt securities is compounded by the relatively thin trading market in such securities, which increases price volatility and makes it difficult to liquidate holdings efficiently at any specific time. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market."

105. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate and High Income Funds were supposed to invest in investment-grade short-term securities. Contrary to this representation, the Intermediate Fund failed to invest in sufficient amounts of liquid investment-grade short-term securities to maintain the Fund's requisite liquidity.

106. It was essential for the Funds, as bond funds, to maintain relatively stable NAVs so that the Funds' shareholders could redeem their shares on demand. This was necessary to avoid precipitous changes in their NAVs, which would cause shareholders to panic and seek to redeem shares, creating a run on the Funds and forcing the Funds to sell assets at what may be disadvantageous prices because they are forced to sell assets to raise cash to pay to redeeming shareholders.

107. As the Funds disclosed in their November 1, 2006 SAI, "Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable

to do so." This disclosure was false and misleading because "desirability" implies discretion—i.e., the absence of necessity; the greater, but undisclosed, risk is that illiquid securities are likely to be difficult to dispose of at a fair price at the times when the fund finds it is forced to do so.

108. The Defendants mismanaged the Funds and wasted their assets in that Defendants ignored the liquidity and valuation risks inherent in the thinly traded, complex, structured financial instruments and further ignored the need to maintain liquidity to meet redemptions and to maintain a sufficiently stable NAV to avoid mass redemptions by the Funds' shareholders.

THE FUNDS' UNCERTAIN NET ASSET VALUE

109. Investment companies such as the Funds report their investment securities at value, which is defined as the quoted market price for securities for which market quotations are readily available. If market quotations are not readily available, they report an estimate of value (fair value) as determined in good faith by the board of directors.

110. The Funds described how they valued securities for which market quotations were not readily available, as follows:

(a) November 1, 2004 prospectus:

> Calculating Share Price . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last-quoted bid price. The Intermediate Bond Fund and the High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. . . . . When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. . . .

(b) December 31, 2004 semi-annual report:

. . . . The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, such estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(c) June 30, 2005 annual report

Investment Valuations—. . . . Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the mean of the latest bid and asked price as furnished by an independent pricing service. . . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(d) November 1, 2005 prospectus:

The Short Term Bond Fund, Intermediate Bond Fund and High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. . . . . When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. . . . .

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the Fund's Board. The Funds may use the fair value of a security to calculate their NAV when, for example, (1) a portfolio security is not traded in a public market . . . . (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(e) November 1, 2005 SAI:

VALUATION OF SHARES . . . . The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. . . . . When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

. . .

Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. U.S. Government securities for which market quotations are available shall be valued at a price provided by an independent pricing service or primary market dealer by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days, for which market quotations are readily available, shall be valued by an independent pricing service or primary market dealer. . . . .

. . .

(f) December 31, 2005 semi-annual report:

. . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(g) June 30, 2006 annual report

Investment Valuations—. . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. . . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments.

Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(h) November 1, 2006 prospectus:

Account Policies – Calculating Share Price . . . .

. . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. . . . .

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market . . . . (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that should be considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, and discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) information as to any transactions or offers with respect to the security; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or similar events affecting the security; (10) the price and extent of public trading in similar securities of the issuer or comparable companies (11) the fundamental analytical data relating to the investment; (12) the nature and duration of restrictions on disposition of the securities; and (13) and evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(i) December 31, 2006 semi-annual report:

Investment Valuations . . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(j) June 30, 2007 annual report to shareholders:

Investment Valuations . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.

Equity and debt securities issued in private placements are valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities and private placement securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available are valued by an independent pricing service or primary market dealer. . . . .

. . .

Investments for which market quotations are not readily available, or if available quotations are not believed to be reflective of market value, those securities are valued at fair value as determined by the Adviser's Valuation Committee using procedures established by and under the supervision of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. As of June 30, 2007, certain debt securities held by Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of the Funds.

8 Below Investment Grade Debt Securities Risk The Funds may invest in investment grade and below investment grade debt securities, including mortgage-backed and asset-backed securities. Below investment grade debt securities, commonly known as "junk bonds," involve a higher degree of credit risk than investment grade debt securities. In the event of an unanticipated default, a Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the net asset value of its shares. During an economic downturn or period of rising interest rates, highly leveraged and other below investment grade issuers may experience financial stress that could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of below investment grade debt securities are generally less sensitive to interest rate changes than higher-rated investments but are more sensitive to adverse economic or political changes or individual developments specific to the issuer than higher-rated investments. Periods of economic or political uncertainty and change, such as the recent market environment, can be expected to result in significant volatility of prices for these securities. Rating Services consider these securities to be speculative in nature.

See also Note 9—Security Valuations and Subsequent Events.

9 Security Valuations and Subsequent Events Liquidity and Valuation of Portfolio Securities—Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Funds' portfolios. In addition, the Funds have experienced significant net redemptions of their shares.

Under current market conditions, many of the Funds' portfolio securities may be deemed to be illiquid. "Illiquid securities" are generally those that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. This may result in illiquid securities being disposed of at a price different from the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of portfolio securities may result in the Funds incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Funds' net asset values per share. The Adviser and its affiliates may periodically purchase shares of the Funds at net asset value or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Funds. From July 1, 2007 through August 31, 2007, the Adviser and its affiliates purchased approximately $30.0 million and $55.2 million in shares of Intermediate Bond Fund and High Income Fund, respectively.

The current market instability has also made it more difficult to obtain market quotations on many of the Funds' portfolio securities. In the absence of observable and reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Funds' Board of Directors.

A Fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that are considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (5) the existence of a shelf registration for restricted securities; (6) information as to any transactions or offers with respect to the security; (7) special reports prepared by analysts; (8) the existence of merger proposals, tender offers or similar events affecting the security; (9) the price and extent of public trading in similar securities of the issuer or comparable companies; (10) the fundamental analytical data relating to the investment; (11) the nature and duration of restrictions on disposition of the securities; and (12) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund's NAV. Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

In light of the market instability and the complexity of fair value judgments, the Board of Directors, effective August 2007, has retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

The degree of judgment involved in determining the fair value of an investment security is dependent upon the availability of quoted market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate fair value. The valuation process takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, security seasoning, and market dislocation. Imprecision in estimating fair value can impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. The following table sets forth a sensitivity analysis to demonstrate the inherent volatility, on an absolute value basis, in the value of the Funds' "fair valued" investments at August 31, 2007. A hypothetical 10% change in the "fair value" of all such portfolio securities could result in an increase or decrease in valuation of the overall portfolio of the magnitude listed below. These measures do not reflect diversification benefits across categories of assets and, given the differing likelihood of such events occurring, these measures have not been aggregated:

10% Sensitivity Measure as of August 31, 2007***	**Short Term Bond Fund**	**Intermediate Bond Fund**	**High Income Fund**
A-Rated Securities by NRSRO	$1,247,823	$15,157,193	$ 2,255,093
B-Rated Securities by NRSRO	1,059,312	18,846,403	13,757,143
C-Rated Securities by NRSRO	—	26,944	1,218,474
Other/Unrated Securities	—	599,625	12,502,886

**** Unaudited.*

Report of Independent Registered Certified Public Accounting Firm for fiscal year ended 6/30/07 [dated 10/3/07]

. . . .

As explained in Notes 2 and 9, the financial statements include securities valued at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(k) December 31, 2007 semi-annual report:

Investment Valuations . . . .

. . . .

> In light of the market instability and the complexity of fair value judgments, the Funds, effective August 2007, have retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

111. Based on the Funds' statements set out in the preceding paragraph, the MK Defendants knew, or should have known, the extent to which the Funds' portfolios were subject to the need to estimate the values thereof because of the substantial amount of investments for which market quotations were not readily available, and thus knew, or should have known, the extent to which the Funds' published NAVs were highly uncertain estimates.

112. The MK Defendants knew, or should have known, the effect of using fair value pricing, and of the uncertainty inherent in such estimated valuations, on the valuation of the Funds' portfolios and the Funds' respective NAVs and, in fact, did, in connection with the Funds' 2007 audited financial statements, calculate the effect of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, on:

(a) the percentage of such increase or decrease of each Fund's net assets and the dollar amount, and

(b) the percentage effect of such hypothetical change on each Fund's NAV per share on the date as of which such hypothetical change was calculated.

113. If the MK Defendants did not know the effect of using fair value pricing on the valuation of the Funds' portfolios, and the Funds' respective NAVs, of the uncertainty inherent in such valuations and of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, they negligently or recklessly disregarded this

information.

114. The MK Defendants knew, or should have known, or recklessly ignored the following:

(a) Values for thinly traded securities derived from pricing services and matrix systems are estimates of values subject to the inherent uncertainty of such valuations, and such valuations may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material;

(b) Securities whose values had to be estimated were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs, exposing the Funds' to the risk of catastrophic losses because of the Funds' heavy investments in such securities;

(c) The extent to which the Funds held securities for which there were no readily available market quotations and whose values had therefore to be estimated and were subject to the partially disclosed valuation risks and uncertainties;

(d) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to estimate such values and the inherent uncertainty of such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment i.e., liquidity;

(e) Whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities and whether pricing service valuations or matrix pricing are based on, or are deemed to be the same as, readily available market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values;

(f) The risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments—e.g., that values derived for as much as half or more of the Funds' securities are nothing more than estimates of values subject to inherent uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material; and

(g) In view of the change in disclosures regarding the use of an internal matrix pricing system, whether there was a change in the pricing sources and methodologies used by the Funds during the period 2004-2006 and why.

115. Because Morgan Management was unable to determine the values of a large portion of the Funds' securities, the Funds were unable to file and issue their annual report for their fiscal year ended June 30, 2007 by the required filing date of August 29, 2007.

116. In a NT-NSAR, filed on August 30, 2007, the Funds said that they could not timely file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price.

117. In connection with the Funds' June 30, 2007 financial statements, because Morgan Management was unable to value a large portion of the Funds' portfolios, it engaged an "independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities."

118. In a prospectus supplement filed with the SEC by the Funds on August 13, 2007, the Funds' management admitted the following:

Liquidity and Valuation of Portfolio Securities.

> Recent instability in the markets for fixed income securities, particularly mortgagebacked and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. In light of the market instability and the complexity of fair value judgments, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities. For more information on fair valuation, consult the Prospectus section entitled "Account Policies – Calculating Share Price."

119. By letter to the Funds' shareholders on August 10, 2007, Defendant Kelsoe, the Funds' manager, admitted the following:

> So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an excessive supply of all types of fixed income securities. This oversupply has pres-

sured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.

Just this week, we've learned that a number of mortgage companies are having major problems, including American Home Mortgage, C-Bass, Luminent Mortgage and, most recently, Home Bank. These are not sub-prime lenders, but they are still finding it difficult to get financing to originate loans. Their problems have a direct or indirect impact on the market for all mortgage securities due to their size in the loan origination and servicing arenas.

. . . . In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities. Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street. As I mentioned earlier, the spreads between bid and offer prices continue to widen.

The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values. . . . .

120. By letter to the Funds' shareholders on November 7, 2007, Defendant Kelsoe, the Funds' manager, admitted the following:

Certainly some sectors have been more affected than others; one example in the headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices of the bonds from these tranches. And when these events take place in an already illiquid market, such as the current one, the downward pressure on market pricing is considerably magnified.

With all this as a backdrop, our portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real-estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become very illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all

> financial markets there must be a buyer for every seller. In the current market, many of the normal dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows. There are no optimistic projections at this time!

121. In the foregoing paragraphs 117-120, Defendants admitted (i) the risks that lurked in the Funds' portfolios, and (ii) that the causes of the Funds' losses in 2007 are attributable to the realization of these risks.

122. In valuing the Funds' thinly traded securities, those securities' lack of a liquid market and committed market makers, *inter alia*, should have been taken into account in valuing the Funds' portfolios but were not.

123. Most, if not all, of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased and/or held by the Funds during 2006 and 2007 were not traded on organized exchanges, and the terms of such securities were not standardized.

124. Multiple market quotations (quotations based on actual sale/purchase transactions in the market for such securities) were not readily available for most, if not all, of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased and/or held by the Funds during 2006 and 2007, and, therefore, the values of such securities were required to be estimated in good faith. Such good faith security value estimates present unique reporting problems and financial statement disclosures issues.

125. The high-yield and structured financial instruments and mortgage/asset-backed securities purchased and/or held by the Funds during 2006 and 2007 were securities of the type to which the guidance of SOP 93-1 is applicable. *See* ¶ 108.

126. Securities should be stated in financial statements at amounts that represent

what could have been realized on a current sale. In the absence of bona fide offers to buy, those amounts are generally not determinable for securities that do not have readily ascertainable market values. The fair valuation procedures that funds' boards of directors are required to employ in such circumstances are designed to approximate the values that would have been established by market forces and are therefore subject to uncertainties.

127. The prices provided by the pricing service or an internal matrix system used by the Funds during 2006-2007 were estimates of value and were therefore subject to uncertainties.

128. Given the Funds' uncertain net asset value, and given the unavailability of market quotations for the extraordinarily large amount of high-yield and structured financial instruments and mortgage/asset-backed securities purchased and/or held by the Funds during 2006 and 2007, Defendants knew, or should have known, or recklessly disregarded that the Funds' published asset valuations and net asset values were materially misstated because of the failure to disclose the uncertainty of such values and the failure to disclose the materiality of such uncertainty by disclosing the significant proportion of the Funds' respective portfolios subject to such uncertainty and the effect of such uncertainty on the Funds' NAVs that determined the prices upon which the Funds' shareholders bought and redeemed the Funds' shares and informed them as to the value of their investments, all of which concealed the great potential for catastrophic losses by the Funds.

129. The Funds' Board was required to satisfy itself that all relevant factors were considered in valuing the Funds' portfolio securities purchased and/or held by the Funds during 2006 and 2007 and that the method or methods used to estimate value were acceptable. The Funds' Board knowingly or with reckless disregard did not satisfy itself either that all relevant factors were considered in valuing the Funds' portfolio securities or that the methods used to estimate value were acceptable.

THE FUNDS DID NOT MAINTAIN NAV STABILITY, AS THEY REPRESENTED THEY WOULD

130. In its Prospectus dated November 1, 2006, The High Income Fund stated that Morgan Management, in managing the High Income Fund's portfolio, would seek "a more stable net asset value" than would result from investing only in below investment grade corporate bonds. The MK Defendants held out the High Income Fund as a fund that would be managed in such a way as to achieve greater NAV stability – i.e., less risk to an investor's capital – than other high-yield funds that invest primarily in below investment-grade bonds. As an additional enticement, the MK Defendants said such diversification would also contribute to higher total returns, besides the greater NAV stability.

131. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund said that it would invest in investment-grade short-term securities to complement its investment objective of investing in intermediate maturity, investment grade bonds.

132. The Short Term Fund said that it would maintain an average portfolio maturity of three years or less to limit "principal fluctuations"—i.e., preserve capital, which was its investment objective.

133. Contrary to the representations described in paragraphs 130-32, the MK Defendants failed to manage the Funds to maintain liquidity and stable NAVs.

THE FUNDS DID NOT LIMIT THEIR INVESTMENTS IN A SINGLE INDUSTRY, AS THEY WERE REQUIRED TO DO

134. The Funds were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry: the Funds could not "[p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of

companies whose principal business activities are in the same industry."

135. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the 1940 Act.

136. Instead of adhering to this restriction, the MK Defendants managed the Funds in such a manner as to expose them to concentration risk: the risk that a heavy concentration in one sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to changing market sentiments or economic conditions, particularly if those securities trade in a thin market.

137. The three Funds all violated the investment restriction described above by investing more than 25% of their respective total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reported that, as of June 30, 2007, the asset allocation of the

(a) High Income Fund was as follows:

- Corporate bonds 25.09%
- Mortgages 52.32%
- Preferred stock 5.91%
- Equity 11.57%
- Cash and other 5.09%

(b) Intermediate Fund was as follows:

- Government securities 0.11%
- Corporate bonds 41.65%
- Mortgages 54.71%
- Preferred stock 2.67%

- Cash and other 0.87%

(c) Short Term Fund was as follows:

- Government securities 13.48%
- Corporate bonds 32.05%
- Mortgages 54.11%
- Cash and other 0.00%

138. The MK Defendants represented that they knew how the assets of the Funds were allocated.

(a) As of June 30, 2007, Defendants disclosed the following allocation for the High Income Fund:

- Corporate Bonds 27.9%
- Collateralized Debt Obligations 21.0%
- Collateralized Mortgage Obligations 16.1%
- Common Stocks 11.9%
- Preferred Stocks 6.1%
- Equipment Leases 6.0%
- Home Equity Loans 4.7%
- Collateralized Loan Obligations 4.4%
- Franchise Loans 0.2%
- Other 0.1%
- Short-Term Investments 1.6%

(b) As of June 30, 2007, Defendants disclosed the following allocation for the Intermediate Fund:

- Corporate Bonds 42.8%
- Collateralized Debt Obligations 24.8%

- Collateralized Mortgage Obligations 14.7%
- Home Equity Loans 5.1%
- Equipment Leases 3.6%
- Preferred Stocks 2.7%
- Government & Agency Securities 2.2%
- Certificate-Backed Obligations 1.8%
- Manufactured Housing Loans 1.0%
- Credit Cards . 0.5%
- Franchise Loans 0.5%
- Short-Term Investments 0.3%

(c) As of June 30, 2007, Defendants disclosed the following allocation for the Short Term Fund:

- Corporate Bonds 32.5%
- Collateralized Debt Obligations 16.6%
- Collateralized Mortgage Obligations 14.9%
- Government & Agency Securities 9.5%
- U.S. Treasury Obligations 5.8%
- Home Equity Loans 3.1%
- Equipment Leases 5.1%
- Commercial Loans. 3.6%
- Preferred Stocks 2.7%
- Certificate-Backed Obligations 2.3%
- Franchise Loans 0.8%
- Short-Term Investments 3.1%

These disclosures were wrong as they did not reflect the extent to which the Funds were concentrated in mortgage-related investments.

139. The Funds were also managed by the MK Defendants in such a manner as to expose them to concentration of credit and market risk in that the Funds' portfolios were heavily invested in structured financial instruments and in a single industry, which risk required financial statement disclosure under generally accepted accounting principles. Aside from whether the Funds' investments in mortgage- or real estate-related securities violated the letter of the 25% restriction on investing in a single industry, the Funds nevertheless were subject to a concentration of market and credit risk.

THE MATERIALIZATION OF THE FUNDS' EXTRAORDINARY CONCENTRATION, LIQUIDITY AND VALUATION RISKS CAUSED THE FUNDS' LOSSES

140. During the period July 1, 2007 through February 27, 2008, the Funds experienced substantial net redemptions:

(a) Short Term Fund: $56.9 million, or 64% of its total net assets of $89.5 million at June 30, 2007.

(b) Intermediate Fund: $551.9 million, or 54% of its total net assets of $1.013 billion at June 30, 2007.

(c) High Income Fund: $500.6 million, or 47% of its total net assets of $1.057 billion at June 30, 2007.

141. The following table shows that, as of September 30, 2007, of the Short Term Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for 97% of the Fund's loss. The Fund's mortgage/asset-backed investment-grade securities accounted for 70% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 26%) than did high-yield ("junk") corporate bonds, whose value actually increased (data based on the Short Term Fund's

September 30, 2007 Form N-Q portfolio of investments):

SHORT TERM FUND								
	% of Net Assets Based on 9/30/07 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss / (Gain) on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	19.4%	$18,853,345	$14,925,996	$ 3,927,349	57.14%	20.8%	63.22%	68.64%
Asset-Backed Securities - Below Investment Grade or Unrated	2.3%	$ 3,641,171	$1,808,056	$ 1,833,115	26.67%	50.3%	100.00%	100.00%
Corporate Bonds - Investment Grade	33.4%	$25,950,317	$25,771,777	$ 178,540	2.60%	0.7%	19.50%	23.38%
Corporate Bonds - Below Investment Grade or Unrated	5.3%	$ 4,078,444	$4,081,611	$ (3,167)	-0.05%	-0.1%	0.00%	61.46%
Mortgage-Backed Securities - Investment Grade	15.0%	$12,420,750	$11,529,041	$ 891,709	12.97%	7.2%	15.37%	6.51%
Government & Agency Securities	10.5%	$ 8,097,395	$8,064,406	$ 32,989	0.48%	0.4%	0.00%	0.00%
U.S. Treasury Obligations	6.4%	$ 4,932,385	$4,947,155	$ (14,770)	-0.21%	-0.3%	0.00%	0.00%
Preferred Securities	1.0%	$ 807,000	$ 780,000	$ 27,000	0.39%	3.3%	100.00%	100.00%
TOTAL		$78,780,807	$71,908,042	$ 6,872,765	100.00%	8.7%		

142. The following table shows that, as of December 31, 2007, of the Short Term Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for 88% of the Fund's loss. The Fund's mortgage/asset-backed investment-grade securities accounted for 55% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 46%) than did high-yield ("junk") corporate bonds (7.5%) (data based on the Short Term Fund's December 31, 2007 semi-annual report)

SHORT TERM FUND								
	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss / (Gain) on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value

Asset-Backed Securities - Investment-Grade	11.4%	$10,913,250	$5,699,465	$ 5,213,785	42.39%	47.8%	63.22%	68.24%
Asset-Backed Securities – Below Investment Grade or Unrated	1.3%	$ 4,390,930	$657,026	$ 3,733,904	30.36%	85.0%	61.11%	61.11%
Corporate Bonds – Investment Grade	41.9%	$21,447,433	$20,927,996	$ 519,437	4.22%	2.4%	19.72%	28.11%
Corporate Bonds - Below Investment Grade or Unrated	4.7%	$2,503,465	$ 2,316,458	$ 187,007	1.52%	7.5%	0.00%	100.00%
Government & Agency Securities	6.6%	$ 3,321,448	$3,313,601	$ 7,847	0.06%	0.2%	0.00%	0.00%
Mortgage-Backed Securities – Investment Grade	18.9%	$11,032,412	$9,458,759	$ 1,573,653	12.80%	14.3%	11.20%	6.87%
Mortgage-Backed Securities – Below Investment Grade	1.2%	$ 920,279	$ 597,253	$ 323,026	2.63%	35.1%	0.00%	0.00%
U.S. Treasury Obligations	8.0%	$ 3,995,417	$ 3,995,417	$ 0	0.00%	0.0%	0.00%	0.00%
Preferred Securities	*0.1%*	*$ 807,000*	*$ 67,500*	*$ 739,500*	*6.02%*	*91.6%*	*100.00%*	*100.00%*
TOTAL		$60,549,205	$48,251,046	$12,298,159	100.00%	20.3%		

143. The following table shows that, as of September 30, 2007, of the Intermediate Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 90% of the Fund's loss. The Fund's mortgage/asset-backed investment-grade securities accounted for 63% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 50%) than did high-yield corporate bonds, whose value declined by a relatively modest 15% (data based on the Intermediate Fund's September 30, 2007 Form N-Q portfolio of investments):

INTERMEDIATE BOND FUND								
	% of Net Assets Based on 9/30/07 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
*Asset-Backed Securi*ties - Investment-Grade	32.7%	$264,282,371	$ 154,186,411	$110,095,960	56.61%	41.7%	79.78%	71.60%
Asset-Backed Securities - Below Investment Grade or Unrated	4.0%	$ 46,623,477	$ 18,768,763	$ 27,854,714	14.32%	59.7%	95.90%	93.49%
Corporate Bonds - Investment Grade	34.0%	$171,552,981	$160,296,961	$ 11,256,020	5.79%	6.6%	51.77%	81.63%

Corporate Bonds - Below Investment Grade or Unrated	4.8%	$ 26,600,606	$ 22,724,351	$ 3,876,255	1.99%	14.6%	57.55%	100.00%
Mortgage-Backed Securities - Investment Grade	10.9%	$ 68,721,343	$ 51,297,485	$ 17,423,858	8.96%	25.4%	56.78%	22.14%
Mortgage-Backed Securities - Below Investment Grade or Unrated	1.7%	$ 28,758,946	$ 8,039,117	$ 20,719,829	10.65%	72.1%	1.57%	0.46%
Government & Agency Securities	0.2%	$ 2,678,872	$ 940,419	$ 1,738,453	0.89%	64.9%	0.00%	0.00%
Preferred Stocks	4.8%	$ 23,961,020	$ 22,451,000	$ 1,510,020	0.78%	6.3%	100.00%	100.00%
TOTAL		$633,179,616	$438,704,507	$194,475,109	100.0%	30.7%		

144. The following table shows that, as of December 31, 2007, of the Intermediate Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for 83% of the Fund's loss. The Fund's mortgage/asset-backed investment-grade securities accounted for 52% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 64%) than did high-yield corporate bonds, whose value declined by 29% (data based on the Intermediate Fund's December 31, 2007 semi-annual report):

INTERMEDIATE BOND FUND								
	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	19.8%	$166,053,920	$33,389,548	$132,664,372	47.99%	79.89%	91.6%	88.5%
Asset-Backed Securities - Below Investment Grade or Unrated	11.4%	$89,101,599	$19,247,317	$69,854,282	25.27%	78.40%	71.4%	71.5%
Corporate Bonds - Investment Grade	38.5%	$90,327,372	$64,931,285	$25,396,087	9.19%	28.12%	55.5%	100.0%
Corporate Bonds - Below Investment Grade or Unrated	4.1%	$9,826,776	$7,007,067	$2,819,709	1.02%	28.69%	33.6%	100.0%
Government & Agency Securities	0.4%	$ 2,585,921	$ 641,584	$ 1,944,337	0.70%	75.19%	0.00%	0.00%
Mortgage-Backed Securities - Investment Grade	8.6%	$24,632,622	$14,451,364	$10,181,258	3.68%	41.33%	62.4%	46.3%

Mortgage-Backed Securities - Below Investment Grade or Unrated	8.3%	$31,153,230	$14,012,473	$17,140,757	6.20%	55.02%	16.2%	0.2%
Preferred Stocks	4.4%	$23,961,020	$7,504,000	$16,457,020	5.95%	68.68%	100.00%	100.00%
TOTAL		$443,626,924	$167,169,102	$276,457,822	100.00%	62.32%		

145. The following table shows that, as of September 30, 2007, of the High Income Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 84% of the Fund's loss. The mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 47.3%) than did high-yield corporate bonds, whose value declined by only 16.2% (data based on the High Income Fund's September 30, 2007 Form N-Q portfolio of investments):

HIGH INCOME FUND								
	% of Net Assets Based on 9/30/07 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	8.1%	$ 53,558,559	$ 33,622,360	$ 19,936,199	6.44%	37.2%	99.92%	99.92%
Asset-Backed Securities - Below Investment Grade or Unrated	26.3%	$283,580,467	$109,971,469	$173,608,998	56.10%	61.2%	81.32%	71.83%
Corporate Bonds - Investment Grade	4.1%	$ 17,813,579	$ 17,090,000	$ 723,579	0.23%	4.1%	100.00%	100.00%
Corporate Bonds - Below Investment Grade or Unrated	20.5%	$102,111,002	$ 85,613,662	$ 16,497,340	5.33%	16.2%	27.18%	54.71%
Mortgage-Backed Securities - Investment Grade	2.4%	$ 17,182,372	$ 10,235,171	$ 6,947,201	2.24%	40.4%	81.61%	2.81%
Mortgage-Backed Securities - Below Investment Grade or Unrated	14.6%	$122,787,133	$ 61,087,756	$ 61,699,377	19.94%	50.2%	95.99%	88.81%
Municipal Securities	0.1%	$ 121,378	$ 109,282	$ 12,096	0.00%	10.0%	0.00%	0.00%
Common Stocks	8.0%	$ 42,672,841	$ 33,263,667	$ 9,409,174	3.04%	22.0%	33.69%	51.79%
Preferred Stocks	5.1%	$ 42,005,593	$ 21,361,846	$ 20,643,747	6.67%	49.1%	25.46%	74.54%
TOTAL		$681,832,924	$372,355,213	$309,477,711	100%	45.4%		

146. The following table shows that, as of December 31, 2007, of the High Income

Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 80% of the Fund's loss. The mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 78%) than did high-yield corporate bonds, whose value declined by 38% (data based on the High Income Fund's December 31, 2007 semi-annual report):

HIGH INCOME FUND								
	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	3.6%	$50,918,233	$5,721,655	$45,196,578	12.4%	88.8%	99.6%	99.6%
Asset-Backed Securities - Below Investment Grade or Unrated	21.5%	$220,475,228	$33,648,285	$186,826,943	51.4%	84.7%	98.7%	70.2%
Corporate Bonds - Investment Grade	6.9%	$17,802,132	$10,778,274	$7,023,858	1.9%	39.5%	100.0%	100.0%
Corporate Bonds - Below Investment Grade or Unrated	23.0%	$58,046,002	$35,999,329	$22,046,673	6.1%	38.0%	33.3%	51.1%
Mortgage-Backed Securities - Investment Grade	0.7%	$4,292,402	$1,197,927	$3,094,475	0.9%	72.1%	27.8%	27.8%
Mortgage-Backed Securities - Below Investment Grade or Unrated	18.6%	$85,565,063	$29,093,788	$56,471,275	15.5%	66.0%	94.0%	82.6%
Municipal Securities	0.1%	$123,139	$107,811	$15,328	0.0%	12.4%	0.0%	0.0%
Common Stocks	10.8%	$40,110,198	$17,008,427	$23,101,771	6.4%	57.6%	11.1%	44.0%
Preferred Stocks	0.6%	$20,855,093	$931,724	$19,923,369	5.5%	95.5%	100.0%	100.0%
TOTAL		$510,378,867	$146,678,597	$363,700,270	100%	71.3%		

147. These shocking declines in the Funds' respective net asset values occurred because:

(a) The Funds' assets were invested in violation of the 15% restriction on the amount of illiquid securities in which the Funds were permitted to invest;

(b) The Funds were not properly valuing their portfolio securities to take into account all relevant factors, including the nature of the markets for such securities and the uncertainty inherent in the estimated values of such securities;

(c) The valuations of the high-yield and structured financial instruments and mortgage/asset-backed securities were uncertain and such uncertainty and the effect thereof on the Funds' NAVs were knowingly or recklessly disregarded by the MK Defendants;

(d) The Funds' investments exceeded the 25% limit on investments in a single industry;

(e) The Funds' portfolios were exposed to concentrations of credit risk because of their heavy investments in CDOs;

(f) These CDOs are relatively new instruments whose performance in adverse market conditions had not been tested;

(g) The Funds' assets were not managed in accordance with the Funds' respective investment objectives and MK Defendants' representations about how all three Funds would be managed; and

(h) The Funds held investments in amounts vastly exceeding what comparable funds held in illiquid or thinly traded, market-untested, complex, structured financial instruments and mortgage/asset-backed securities whose estimated valuations were uncertain and that were highly vulnerable to becoming suddenly unsalable at the estimated values at which they were being carried upon shifting market sentiments, resulting in disproportionately huge concentration, liquidity and valuation risks embedded in the Funds' portfolios, which led to the precipitous reductions in the values of such securities and the Funds' respective NAVs and catastrophic losses to the Funds' shareholders.

148. The mismanagement of the MK Defendants as outlined herein caused the Funds' NAVs to plummet. In their mismanagement of the Funds, the MK Defendants acted knowingly or recklessly.

THE FUNDS' MISREPRESENTATIONS AND OMISSIONS

149. In *Elizabeth P. Willis and Sam H. Pearson v. Morgan Keegan & Company, Inc. et al*, United States District Court, Western District of Tennessee, No. 2.07-cv-02830-SHM-tmp, a purported class action, the plaintiffs have asserted claims against the Company, whose only assets are those of the three Funds.

150. The *Willis* putative class is not limited to only those purchasers of the Funds' shares who are no longer in any of the three Funds but includes persons who remain shareholders in one or more of the three Funds. Any recovery by persons who remain in any of the three Funds will be reflected in a reduction of the Funds' net assets and, accordingly, in the Funds' respective NAVs per share, to the direct and immediate detriment of the Funds' remaining shareholders. Any recovery by or on behalf of persons who remain in any of the three Funds will be directly reduced by their *pro rata* share of whatever damages are assessed against their respective Funds not only on behalf of the Funds' remaining shareholders but also on behalf of the Funds' former shareholders.

151. This derivative action is brought, in part, to recover from Defendants damages so that the Funds are made whole for whatever damages may be incurred by them in the *Willis* action.

152. In *Richard A. Atkinson, M.D., Patricia B. Atkinson, et al. v. Morgan Management, Inc. et al.*, United States District Court, Western District of Tennessee, No. 2.07-cv-2784, plaintiffs do not include claims against the Company or any of the three Funds.

153. Defendants herein caused the Funds to misrepresent and/or omit material facts in the Funds' registration statement, as amended from time to time, in connection with the offer

and sale of the Funds' shares in violation of the Securities Act of 1933.

154. In connection with the offer and sale of the High Income Fund's shares during the class period as defined in *Atkinson* ("Class Period"), the Defendants made the following representations in the Fund's registration statements or amendments thereto and in annual and semi-annual reports and other documents filed with the SEC and in sales materials and other sources of information for which the MK Defendants were responsible, the High Income Fund:

(a) provided the potential for high current income from a broad range of asset classes;

(b) might invest in investment grade, short-term securities to achieve liquidity and flexibility;

(c) provided diversification across multiple fixed income asset classes;

(d) provided the "potential for lower NAV volatility than typical high-yield funds";

(e) had a "relatively conservative credit posture" that "reflect[ed] our goal of higher yields without excessive credit risk";

(f) would not invest solely in below-investment grade securities but would "strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles;"

(g) was able to "acquire a diverse set of assets will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds;"

(h) would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(i) could not invest more than 25% of its net worth in a single industry;

(j) periodically disclosed asset allocations;

(k) published NAVs were a reliable measure of the value of the Fund's net assets.

155. The representations and disclosures in the preceding paragraph were false or misleading in that they painted a false picture of the High Income Fund as a fund whose net asset value was subject to only limited fluctuations and for failing to disclose or misrepresenting the following material facts:

(a) The "multiple fixed income asset classes" included an extraordinarily heavy concentration in relatively new complex, exotic, thinly traded structured financial instruments that were untested in adverse market conditions and that held undisclosed concentration, liquidity and valuation risks that exposed investors in the Fund to sudden and catastrophic losses as a result of changing market sentiments;

(b) The High Income Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded financial instruments of uncertain valuation;

(c) Contrary to the disclosed representation that the Fund provided the "potential for lower NAV volatility than typical high-yield funds," the High Income Fund's heavy concentration in thinly traded, untested structured financial instruments meant that the Fund actually had the undisclosed potential of extraordinarily higher NAV volatility than typical high-yield funds;

(d) The Fund's concentration in these thinly traded structured financial instruments of uncertain valuation vulnerable to becoming suddenly unsalable at their estimated values meant that the Fund's purported "relatively conservative credit posture" and purported absence of "excessive credit risk" did not protect the Fund's shareholders from the concealed concentration, liquidity and valuation risks embedded in the Fund's portfolio of catastrophic losses as a result of its investments in such instruments;

(e) The Fund's so-called "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed heavy concentration in thinly traded securities whose estimated values were highly uncertain and vulnerable to the liquidity risk of precipitous price reductions as a result of such securities becoming suddenly unsalable at their estimated values upon shifting market sentiments;

(f) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed heavy concentration of credit risk;

(g) The High Income Fund's disclosed "strategic use" of thinly traded, market-untested, mortgage/asset-backed securities to supplement its investments in below-investment grade securities resulted in a portfolio with undisclosed extraordinary valuation risks vulnerable to precipitous price reductions as a result of these instruments suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in catastrophic losses;

(h) The Fund's represented ability to "acquire a diverse set of assets [that] will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds" did not, in fact, contribute to a more stable net asset value but instead contributed to a concealed potential highly unstable net asset value as a result of the Fund's extraordinarily heavy concentration in thinly traded structured financial instruments of uncertain valuation;

(i) The Fund repeatedly purchased illiquid securities when, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(j) The Fund repeatedly invested more than 25% of its net worth in a single industry, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(k) The Fund's periodically disclosed asset allocation understated the extent to which it was invested in a single industry and did not disclose that such concentrations violated the 25% limit on investments in a single industry;

(l) The Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

156. In connection with the offer and sale of the Intermediate Fund's shares, during the Class Period, the Defendants made the following representations in the Fund's registration statements or amendments thereto and in annual and semi-annual reports and

other documents filed with the SEC and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Intermediate Fund would invest primarily in intermediate maturity, investment grade bonds;

(b) The Intermediate Fund's investment objective was a "high level of income by investing in intermediate maturity, investment grade bonds [and] . . . . capital growth as a secondary objective when consistent with the fund's primary objective";

(c) The Intermediate Fund may invest in investment grade, short-term securities for liquidity and flexibility;

(d) The Intermediate Fund provides a higher level of current income than typical money market investments;

(e) The Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets;

(f) The Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals;"

(g) Because "the single best way to reduce the risk of any portfolio is through adequate diversification," the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity."

(h) The Intermediate Fund "does not invest in speculative derivatives;"

(i) The Intermediate Fund offered "Consistent, Periodic Income through a monthly distribution of interest payments. . . . [allowing] investors to more accurately plan investment cash flows and provides steady income to those who need it," recognizing the importance of income to investors in the Intermediate Fund;

(j) The Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(k) The Intermediate Fund could not invest more than 25% of its net worth in a single industry;

(l) The Intermediate Fund periodically disclosed asset allocations;

(m) The Intermediate Fund was for investors whose "investment objective is preservation of capital";

(n) The Intermediate Fund offered "greater stability in principal value than that of long-term bonds";

(o) The Intermediate Fund offered a "diversified portfolio of investment-grade debt";

(p) The Intermediate Fund provided "balanced exposure across the investment-grade spectrum";

(q) The Intermediate Fund provided "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time";

(r) The Intermediate Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(s) The Intermediate Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A
- Duration: 6.36 years
- Average effective maturity: 8.48 years
- 84% of portfolio invested in securities rated investment-grade plus 7.4% in unrated securities; only 9.1% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: A
- Duration: 5.59 years
- Average effective maturity: 7.45 years
- 80% of portfolio invested in securities rated investment-grade plus 2.9% in unrated securities; only 17% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: BBB+
- Duration: 4.21 years
- Average effective maturity: 5.62 years
- 70.5% of portfolio invested in securities rated investment-grade plus 0.3% in unrated securities; only 29.2% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A-
- Duration: 3.52 years
- Average effective maturity: 4.7 years
- 69% of portfolio invested in securities rated investment-grade plus 6.2% in unrated securities; only 24.9% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 2.36 years
- Average effective maturity: 3.2 years
- 70% of portfolio invested in securities rated investment-grade plus

6.5% in unrated securities; only 23.2% rated below-investment-grade

(6) December 31, 2004:

- Average credit quality: A
- Duration: 3.32 years
- Average effective maturity: 5.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated securities, or below-investment-grade not disclosed in summary form as above.

157. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Intermediate Fund as a fund whose net asset value was subject to only limited fluctuations and for failing to disclose the following material facts:

(a) The Intermediate Fund made heavy investments in complex, thinly traded, structured financial instruments that held risks that were not disclosed, including concentration, liquidity and valuation risks that exposed investors in the Fund to sudden and catastrophic losses as a result of changing market sentiments and consequent repricing of such securities;

(b) Based on its investment objective, the Intermediate Fund was properly perceived to be suitable for investors seeking to preserve their capital, but the Fund was not managed in a manner that preserved capital but instead was managed in a manner that substantially endangered shareholders' savings;

(c) The Intermediate Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts but instead heavily invested in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments;

(d) Regarding the representation that the Intermediate Fund provides a higher level of current income than typical money market investments, Defendants falsely inferred that the Intermediate Fund provided safety that was comparable to that of a money market fund while failing to disclose that its pursuit of such higher current income meant heavily investing in thinly traded, market-untested structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(e) Regarding the representation that the Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets, Defendants failed to disclose the concentration, liquidity and valuation risks embedded in a portfolio heavily invested in these thinly traded, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(f) Regarding the representation that the Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals," Defendants failed to disclose the concentration, liquidity and valuation risks embedded in its portfolio that was heavily invested in thinly traded, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(g) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type," and

Defendants failed to disclose the extraordinarily heavy concentration of credit risk by virtue of its heavy investments in thinly traded, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments;

(h) Regarding the representation that the Intermediate Fund "does not invest in speculative derivatives," the Fund in fact did invest in significant amounts of speculative derivatives—e.g., at December 31, 2005, the Fund held interest-only strips totaling over $32 million, or 5.8% of the Fund's total investments, and at June 30, 2006, the Fund held almost $20 million in interest-only strips, or almost three percent of the Fund's total investments;

(i) Regarding their recognition that investors in the Intermediate Fund are fixed income investors who would rely on the Fund for income, Defendants failed to disclose the risks embedded in a portfolio heavily invested in illiquid securities of uncertain valuation that had not been tested in adverse market conditions and that could suddenly become unsalable at their estimated values and the threat such securities posed to investors' savings;

(j) Regarding the representation that the Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, the Fund failed to adhere to this limitation and failed to disclose its violation of this restriction;

(k) Regarding the representation that the Intermediate Fund could not invest more than 25% of its net assets in a single industry, the Fund failed to adhere to this limitation and failed to disclose the Fund's violation of this restriction;

(l) The Fund's periodically disclosed asset allocations understated the extent to which it was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(m) Contrary to its representations, the Intermediate Fund was not for investors whose "investment objective is preservation of capital" because its heavy investments in thinly traded, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(n) Regarding the Intermediate Fund's representation that it provided "greater stability in principal value than that of long-term bonds," the Intermediate Fund did not provide such stability, and the Fund failed to disclose that it was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in its extraordinarily large (as compared with all or almost all other bond funds) investments in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(o) Regarding the Intermediate Fund's representation that it provided a "diversified portfolio of investment-grade debt," the Fund did not provide a diversified portfolio but, instead, was heavily concentrated in real estate related securities, exceeding its disclosed 25% limit on investments in a single industry;

(p) The Intermediate Fund did not provide "balanced exposure across the investment-grade spectrum" because it was concentrated in a single industry, and the Fund's extraordinarily large investments in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values nevertheless exposed the Fund's investors to a sudden and catastrophic loss as a result of changing sentiments in the market and consequent repricing of such securities;

(q) The Intermediate Fund did not provide "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time" as the Fund was able to do so only by substantially marking down portfolio securities in order to sell them to meet redemptions;

(r) Regarding the Intermediate Fund's disclosure that it "provides steady income to those who need it," the MK Defendants recognized that many of those who invest in funds like the Intermediate Fund need their investments to be safe because they are dependent upon them for their income and, accordingly, cannot risk principal to the extent that their principal was put at risk by the Fund in the way its assets were invested;

(s) The Intermediate Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

158. In connection with the offer and sale of the Short Term Fund's shares, during the Class Period, the Defendants made the following representations in the Fund's registration statements or amendments thereto and in annual and semi-annual reports and

other documents filed with the SEC and in sales materials and other sources of information for which the MK Defendants were responsible:

(a) The Short Term Fund was a "fund for investors who seek a high level of current income consistent with the preservation of capital";

(b) The Short Term Fund's investment objective was "a high level of current income consistent with preservation of capital";

(c) The Short Term Fund would invest primarily in "one of the four highest categories" of investment grade bonds;

(d) The Short Term Fund's portfolio would "normally maintain a dollar-weighted average portfolio maturity of three years or less" in order to "moderate principal fluctuations" and "thus, provide a more stable net asset value";

(e) The Short Term Fund, represented in November 2005, that it "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year";

(f) The Short Term Fund, represented in November 2006, that it "will not purchase securities for which there is no readily available market. . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets";

(g) The Short Term Fund provides a "higher level of current income than typical CDs, savings accounts, or money market investments";

(h) The Short Term Fund provides a "greater stability in principal value than that of longer term bonds or bond fund";

(i) The Short Term Fund provides a "diversified portfolio of short-term investment-grade debt securities";

(j) In connection with representing that the "single best way to reduce the risk of any portfolio is through adequate diversification," the Short Term Fund further represented that it "is diversified not only with regard to issuer, but also industry, security type and maturity";

(k) The Short Term Fund could not invest more than 25% of its net worth in a single industry;

(l) The Short Term Fund periodically disclosed asset allocations;

(m) The Short Term Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(n) The Short Term Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A+
- Duration: 1.86 years
- Average effective maturity: 2.48 years
- 87% of portfolio invested in securities rated investment-grade plus 7% in unrated securities; only 5.6% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: AA
- Duration: 1.76 years
- Average effective maturity: 2.35 years
- 83% of portfolio invested in securities rated investment-grade plus 4% in unrated securities; only 13% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: A
- Duration: 1.47 years

- Average effective maturity: 1.96 years
- 73% of portfolio invested in securities rated investment-grade plus 5.7% in unrated securities; only 21.7% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A
- Duration: 1.6 years
- Average effective maturity: 2.14 years
- 82% of portfolio invested in securities rated investment-grade plus 3.4% in unrated securities; only 17.5% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 1.64 years
- Average effective maturity: 2.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated, or below-investment-grade not disclosed in summary form as above.

159. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Short Term Fund as a safe fund with a stable net asset value for failing to disclose or misrepresenting the following material facts:

(a) The Short Term Fund was not a "fund for investors who seek a high level of current income consistent with the preservation of capital" because its heavy investments in thinly traded structured financial instruments of uncertain valuation could suddenly become unsalable at their estimated values, subjecting investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market and consequent repricing of such securities;

(b) The Short Term Fund's was not managed in accordance with its investment objective of "a high level of current income consistent with preservation of capital" but instead focused solely on high current income without regard to, and in fact sacrificed, preservation of capital to achieve income modestly higher than other short-term funds;

(c) The Short Term Fund invested heavily in thinly traded structured financial instruments that held undisclosed concentration, liquidity and valuation risks that materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(d) The Short Term Fund did not maintain a portfolio that "moderate[d] principal fluctuations" and did not "provide a more stable net asset value" because the short (three years or less) maturity of its portfolio did not protect against the concentration, liquidity and valuation risks imbedded in the thinly traded, structured financial instruments of uncertain valuation, which could suddenly become unsalable at their estimated values upon changing market sentiments, in which the Fund heavily invested, which risks materialized in 2007 to cause the Fund's extraordinary loss in NAV;

(e) Contrary to its representation in November 2005 that the Short Term Fund "currently does not intend to invest in [restricted] securities in the coming year," the Fund did make such investments without disclosing its change of intent;

(f) Contrary to its representation in November 2006, that it "will not purchase securities for which there is no readily available market. . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets," the Short Term Fund made substantial investments throughout the Class Period in securities for which there was no readily available market and purchased such investments when, after the purchase thereof, the Fund held securities with an aggregate value substantially exceeding 15% of the Fund's net assets, without disclosing its violation of the 15% limitation;

(g) Regarding the Short Term Fund's representation that it provided a "higher level of current income than typical CDs, savings accounts, or money market investments," Defendants inferred that the Short Term Fund provided safety that was comparable to that of such universally recognized safe investments and failed to disclose that its pursuit of such "higher current income" meant heavily investing in thinly traded structured financial instruments;

(h) Regarding the Short Term Fund's representation that it provided "greater stability in principal value than that of longer term bonds or bond fund," the Fund did not provide such stability, and the Fund failed to disclose that, while its relatively short maturity/duration did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds, exposed to the extraordinary concentration, liquidity and valuation risks inherent in heavily investing in thinly traded, potentially unsalable without warning, structured financial instruments of uncertain valuation;

(i) Regarding the Short Term Fund's representation that it provided a "diversified portfolio of short-term investment-grade debt securities," the Fund did not provide a diversified portfolio but, instead, heavily concentrated in mortgage-related securities, exceeding its disclosed 25% limit on investments in a single industry;

(j) Contrary to the Short Term Fund's representation that it "is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type," and Defendants failed to disclose the heavy concentration of credit risk by virtue of its investments in thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments and consequent repricing of such securities;

(k) Regarding the Short Term Fund's representation that it was subject to a fundamental restriction that prohibited it from investing more than 25% of its net worth in a single industry, it failed to adhere to this restriction and failed to disclose the Fund's noncompliance with this restriction;

(l) The Short Term Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders.

160. Defendants made some limited and misleading disclosures in the Funds' SAIs (but not in their prospectuses or selling materials) of the liquidity and other risks regarding the below-investment grade securities in which the Funds invested, but not the structured financial instruments in which the Funds heavily invested. Such partial and misleading disclosures are

irrelevant herein and misleading because Defendants did not disclose in the Funds' prospectuses, SAIs or selling materials that the structured financial instruments in which the Funds heavily invested were likewise:

(a) Subject to such risks, including liquidity risk,

(b) Subject to the risk that such instruments are subject to adverse publicity and changing investor perceptions and sentiments that are likely to affect the liquidity of such instruments and the ability of pricing services or the Funds' management to value such securities,

(c) Traded in a market that is much thinner and less active than that for more conventional fixed income securities, which can adversely affect the prices of such instruments,

(d) Because market quotations were not readily available for most, if not all, of such securities during most, if not all, of the Class Period, subject to "fair value" procedures, involved judgment and significant uncertainty, rendering the Funds' respective NAVs during the Class Period highly uncertain;

(e) Relatively new types of debt securities that had not been tested in adverse market conditions, even though similar types of newly created fixed income structured or derivative securities had in the past shown a propensity to collapse in adverse market conditions;

(f) Exhibited the characteristics of illiquid securities and could suddenly become unsalable at their estimated values before the Funds could sell them at the prices at which they were being carried on the Funds' records;

(g) Subject to the value thereof suddenly, and without warning, dropping precipitously, because up to half or more of the Funds' portfolio consisted of securities that exhibited such characteristics;

(h) Investments in a single industry in excess of the 25% limit on such investments; and

(i) Subject to the concentration of credit risk.

161. Defendants stated in the Funds' SAI, but not in the Funds' prospectuses or sales materials, some of the risks created by illiquid securities generally without regard to specific types of securities:

> Illiquid investments are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board, the Adviser determines the liquidity of each fund's investments and, through reports from the Adviser, the Board monitors investments in illiquid instruments. In determining the liquidity of each fund's investments, the Adviser may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment). Investments currently considered by the Adviser to be illiquid include repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and OTC options. Also, the Adviser may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to OTC options that the funds write, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the funds may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board.
>
> Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so. The market

> price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that each fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and thus the Adviser's judgment plays a greater role in the valuation process. Investment of each fund's assets in illiquid securities may restrict each fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which each fund's operations require cash and could result in each fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

November 1, 2006 Statement of Additional Information pp. 28-29.

162. Omitted from Defendants' SAI disclosures were the following:

(a) The Funds were heavily invested in illiquid securities or in thinly traded securities that were highly susceptible to suddenly becoming unsalable at their estimated values upon changing sentiments without allowing time to sell them at the prices at which they were being carried on the Funds' records;

(b) The investments in illiquid securities exceeded the 15% limitation on such investments;

(c) The proportions of the Funds' respective portfolios that were subject to a valuation process that was inherently uncertain;

(d) The resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportion of the Funds' respective portfolios subject to the valuation uncertainty inherent in the process of valuing illiquid securities;

(e) In determining the liquidity or illiquidity of the Funds' investments, Morgan Management regularly ignored the disclosed factors that determine liquidity or illiquidity.

163. Defendants' misrepresentations regarding the High Income Fund's stable NAV were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years

ended June 30, 2002 through June 30, 2006, as disclosed in the High Income Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.14, from $10.42 to $10.56, or 1.33% over the five-year period. From the disclosures set forth above in paragraph 154, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the High Income Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the High Income Fund.

164. Defendants' misrepresentations regarding the Intermediate Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Intermediate Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.46, from $9.93 to $10.39, or 4.5% over the same period. From the disclosures set forth above in paragraph 156, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Intermediate Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Intermediate Fund.

165. Defendants' misrepresentations regarding the Short Term Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Short Term Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.30, from $9.94 to $10.24, or 2.97% over the same period. From the disclosures set forth above in paragraph 158, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Short Term Fund was relatively safe with a stable NAV and was not subject to the risk of the extraordinary decline suffered by the Short Term Fund

166. With respect to the Funds, the representations set forth above were false and misleading in that Defendants failed to disclose:

(a) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid and untested securities whose valuations were uncertain;

(b) That the Funds' performance, as compared with comparable funds, during the Class Period preceding the declines in the Funds' NAVs was attributable to their excessive investments in illiquid securities in violation of their disclosed limitation of such investments;

(c) That, because of its excessive investments in illiquid and untested securities whose valuations were uncertain, the Funds were far more risky than disclosed;

(d) That the valuation of an undisclosed but substantial portion of the Funds' respective portfolio securities, and therefore their respective NAVs, was based on mere estimates and, therefore, was subject to substantial uncertainty, rendering their respective NAVs highly uncertain;

(e) That, because of their excessive investments in illiquid and untested securities, whose valuations were uncertain,

(1) the Funds' respective advertised NAVs were vulnerable to a precipitous decline as a result of adjusting the Funds' valuations to reflect sudden changes in the market conditions relating to such securities and the Funds' inability to sell such securities to raise needed cash;

(2) an investment in the Funds was subject to significantly greater risk than an investment in comparable short-term, intermediate-term or high

income bond mutual funds;

(3) Defendants had no reasonable basis for their representations that they believed that limited NAV fluctuation or a stable NAV could be achieved;

(f) That the Funds were, respectively, investing more than 15 percent of their net assets in illiquid and untested securities and more than 25% of their net assets in a single industry;

(g) That the Funds were exposed to a concentration of credit risk.

(h) That, as a result of such investment practices, the Funds were much riskier than the indices with which the MK Defendants compared the Funds' respective performances;

(i) The extent to which the Funds' respective yields and income and source of dividends during the Class Period, as compared with comparable mutual funds, were dependent on

(1) the Funds' excessive investments in illiquid and untested securities whose estimated valuations were uncertain and vulnerable to suddenly becoming unsalable upon changing market sentiments or perceptions of the investment merit of such securities, and

(2) investment policies and practices that were inconsistent with limited NAV fluctuation, stable NAV and/or preservation of capital and that subjected shareholders in the Funds to risk and volatility substantially greater than those of comparable bond mutual funds.

167. The Funds' generalized and incomplete risk disclosures in its prospectuses, its annual and semi-annual reports, and elsewhere, were substantially uniform throughout the Class Period. They were negated and rendered immaterial:

(a) By the specific disclosures relating to stable NAVs; "lower NAV volatility than typical high-yield funds," "conservative credit posture," avoiding "excessive credit risk," diversification by investing in assets other than below investment-grade bonds (including the structured financial instruments that were a significant cause of the Funds' losses), "solid credit fundamentals"; with respect to the Intermediate Fund, avoiding "speculative derivatives"; the Intermediate Fund was for investors whose "investment objective is preservation of capital" and offered "greater stability in principal value than that of long-term bonds"; and, with respect to the Short Term Fund, the Fund's investment objective was preservation of capital and the Fund would invest in a portfolio of investment-grade securities with an average maturity of three years or less;

(b) By the financial performance of the Funds as reflected in their historic stable NAVs until July through November 2007 and as reflected in the "Financial Highlights" disclosed in the Fund's prospectuses throughout the Class Period;

(c) As a result of the Funds' failures to disclose in their respective financial statements the valuation uncertainty inherent in the Funds' respective NAVs and/or the magnitude of fair-valued securities and the effect on the Funds' NAV of a hypothetical change in the estimated values of such securities and the likelihood of such change;

(d) By comparing the Funds' respective performances with short-term, intermediate-term and high income bond indices;

(e) By the MK Defendants repeatedly comparing the Funds' respective performances with, respectively, Lehman Brothers 1-3 Year U. S. Government/Credit Index, the Lehman Brothers Intermediate U.S. Aggregate Index and the Lehman Brothers Ba U.S. High Yield Index, thus implying that the Funds were comparable in risk to such indices, without disclosing the unique risks embedded in the Funds that greatly differentiated the Funds from their respective indices, as set forth above; and

(f) With respect to the Funds' disclosure in their common prospectus of what they called the "principal risks" to which the MK Defendants said the Funds were subject, neither valuation uncertainty nor liquidity risk was included in these "principal risks."

168. By engaging in the deceptive conducted described above, the MK Defendants were able to cause the Funds to sell more of their shares during the Class Period and thereby gather in assets for the MK Defendants to manage to the direct pecuniary benefit of the MK Defendants in the form of commissions, management and administrative fees, and compensation.

STATEMENT OF FACTS: PWC

PwC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – GENERALLY

169. Following the resignation of KPMG LLP as the independent accountants for the Funds in November 2001, PwC was selected by the Company/Funds' audit committee to be the auditor of the Funds' financial statements.

170. In connection with its audit of the Funds' June 30, 2006 annual financial statements and report thereon, its reviews of the Funds' December 31, 2006 semi-annual financial statements, its issuance of its report on the Funds' internal controls for the Funds' fiscal year ended June 30, 2006, and its affirmance of the information in the Funds' November 1, 2006 common prospectus that was derived from the Funds' audited 2006 financial statements, PwC was required by SEC rules and regulations and by generally accepted accounting principles ("GAAP") and generally accepted auditing standards ("GAAS") to know about: the Funds' failure to use valuation methods required by SEC

rules and regulations and the required attendant disclosures, GAAP, and by the Funds' disclosures; the uncertain estimated values of the illiquid and market-untested structured financial instruments in which the Funds heavily invested and attendant required disclosures; and the Funds' noncompliance with the limitations on investments in illiquid securities and a single industry and attendant required disclosures and with the Funds' respective investment objectives.

171. The form and content of, and requirements for, financial statements of registered investment companies such as the Funds are governed by SEC Regulation S-X and the interpretive releases (Accounting Series Releases) relating thereto. The Accounting Series Releases, or "ASRs," have been codified into the SEC's Codification of Financial Reporting Policies ("Codification").

172. The American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide, Audits of Investment Companies* ("AICPA Guide") is an authoritative source that sets forth recommendations of the AICPA Investment Companies Special Committee on the application of GAAS to audits of financial statements of investment companies. The AICPA Guide also presents the committee's recommendations on and descriptions of financial accounting and reporting principles and practices for investment companies.[1]

173. The AICPA Guide is consistent with the standards and principles covered by Rules 202 and 203 of the AICPA Code of Professional Conduct.

174. The AICPA Guide applicable to PwC's audit of the Funds' 2006 financial

---

1 References herein are to the December 1, 2000 edition and to the May 1, 2007 edition. Based on a review of the 2007 edition, material cited from the 2007 edition appears to be the same as the 2000 edition or relates to guidance in existence preceding May 1, 2007 and applicable during the Class Period.

statements was the Guide that reflected relevant guidance contained in authoritative pronouncements through May 1, 2007.[2]

175. Where the AICPA Guide is applicable, PwC auditors who audited the Funds' annual financial statements should have used the accounting treatments specified by the AICPA Guide or be prepared to justify another treatment, as discussed in paragraph 7 of Statement on Auditing Standards ("SAS") No. 69.

176. The AICPA Guide does not describe all auditing procedures necessary to perform an audit in accordance with generally accepted auditing standards. The Guide was not intended to limit or supplant the PwC auditors' individual judgment, initiative, imagination, or vigilance. Programs for each audit should be designed to meet its particular requirements, considering the size and kind of organization and the adequacy of internal control and risk management.

177. SAS No. 69, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles *in the Independent Auditor's Report*, identifies AICPA Statements of Position as sources of established accounting principles that an AICPA member should consider if the accounting treatment of a transaction or event is not specified by a pronouncement covered by Rule 203 of the AICPA Code of Professional Conduct. One of such statements of position is Statement of Position ("SOP") 93-1, and in relevant circumstances, the accounting treatment specified by SOP 93-1 should be used, or the member should be prepared to justify a conclusion that another treatment better presents the substance of the transaction in the circumstances.

178. With respect to PwC's audit of the Funds' 2006 annual financial statements, SOP 93-1 provided guidance on the Funds' financial reporting for the untested illiquid

---

[2] See footnote 1.

structured financial instruments held by them as investments. SOP 93-1 recommended procedures to be considered by PwC for reviewing the valuations of the Funds' investments.

179. The Funds issued their semi-annual report, including financial statements that reported the Funds' net asset value, as of December 31, 2006. Such financial statements should be complete and based on generally accepted accounting principles, which should conform to the principles used in preparing the Funds' annual financial statements.

180. It is customary for auditors to review registered investment companies' interim financial statements. PwC reviewed the Funds' semi-annual financial statements as of December 31, 2005 and 2006.

181. Investment companies are grouped according to their primary investment objectives, and the types of investments made by those funds reflect their stated objectives. The composition of an investment company's portfolio is primarily a function of the company's investment objectives and its market strategy to achieve them.

182. The AICPA Guide provides that, before starting an audit of an investment company's financial statements, an auditor is to be familiar with, *inter alia*, the fund's business and operating characteristics, its industry generally, applicable statutes and regulations, SEC registration and reporting forms, the statistics that should be maintained by investment companies and the sources of such data, the company's investment objective and limitations and restrictions, and SEC Form N-SAR (a reporting form used by registered investment companies for semiannual and annual reports that provides current information and demonstrates compliance with the ICA).

183. The second standard of auditing fieldwork, part of generally accepted auditing standards, states that "A sufficient understanding of internal control is to be obtained to plan the audit and to determine the nature, timing, and extent of tests to be performed." AICPA 2000/2007 Guide ¶ 2.107/2.150.

184. The auditor must obtain a sufficient understanding of the entity and its environment, including its internal control, to assess the risk of material misstatement of the financial statements whether due to error or fraud, and to design the nature, timing and extent of further audit procedures. AICPA 2007 Guide ¶ 2.150.

185. SEC Form N-SAR requires PwC, as the auditor of the Funds' financial statements, to report annually to the SEC and to the Funds' directors and shareholders on the Funds' internal control over financial reporting. AICPA 2007 Guide ¶ 2.150.

186. According to the AICPA Guide, in its consideration of the Funds' internal control structure and whether that structure ensured compliance with the Funds' investment policies and restrictions, PwC should have reviewed such relevant Fund documents as the most recent prospectus, compliance items reported in the annual N-SAR report to the SEC, and other publicly filed documents, certificate of incorporation, bylaws, and minutes of board and audit committee and shareholder meetings. AICPA 2000/2007 Guide ¶ 2.101/2.144.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – PRICING AND VALUATION OF THE FUNDS' THINLY TRADED STRUCTURED FINANCIAL INSTRUMENTS

187. PwC's principal objectives in auditing the Funds' investment accounts in connection with its audit of the Funds' 2006 financial statements were to determine, *inter alia*, whether there was a reasonable assurance that the Funds' portfolio investments were properly valued. AICPA 2007 Guide ¶ 2.148.

188. "Reasonable assurance" means a "high level of assurance." SAS No. 104.

189. The AICPA Guide provides that the audit of an investment company's investment accounts is a significant portion of the overall audit because of the relative significance of those accounts and of the related income accounts. AICPA 2007 Guide ¶

2.141.

190. All relevant factors must be taken into account in performing good faith valuations. AICPA 2000 Guide ¶¶ 2.35, 2.36, 2.133.

191. The AICPA Guide, citing ICA Rule 22c-1, informed the PwC auditors that, under the ICA, open-end investment companies offering their shares to the public continuously are required to compute the Funds' respective net asset values per share daily to price Fund shares redeemed and sold. SOP 93-1 advised PwC auditors to consider reviewing the methods used by management to determine and update daily prices and the consistency of these methods from period to period and across similar securities.

192. With respect to the fair valuation of securities for which market quotations are not readily available,. the AICPA Guide makes clear such fair valuations are estimates, providing:

> 2.33 Situations may arise when quoted market prices are not readily available or when market quotations are available but it is questionable whether they represent fair value. Examples include instances when—
>
> - Market quotations and transactions are infrequent and the most recent quotations and transactions occurred substantially prior to the valuation date.
> - The market for the security is "thin" (that is, there are few transactions or market makers in the security, the spread between the bid and asked prices is large, and price quotations vary substantially either over time or among individual market makers).
> - . . .
>
> Similar circumstances may also affect the appropriateness of valuations supplied by pricing services. Situations such as those above are expected to be rare but may occur. In those cases, an investment company may establish a policy to substitute a good faith estimate of fair value for the quoted market price or pricing

service valuation. Any policy adopted should be consistently applied in all situations where significant pricing differences are determined to exist.

2.34 In December 2003, the SEC adopted new Rule 38a-1 under the 1940 Act that requires registered investment companies . . . . to adopt policies and procedures reasonably designed to prevent violation of federal securities laws. . . . the SEC stated that Rule 38a-1 "requires funds to adopt policies and procedures that require the fund to monitor for circumstances that may necessitate the use of fair value prices; establish criteria for determining when market quotations are no longer reliable for a particular portfolio security; provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security; and regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.". . . . Further. . . . the SEC adopted rules which require investment companies . . . . to provide a brief explanation in their prospectuses of the circumstances under which they will use fair value prices and the effects of fair value pricing.

2.35 *Estimating Fair Values of Investments.* The SEC's *Codification of Financial Reporting Policies* provides guidance on the factors to be considered in, and on the responsibilities for and methods used for, the valuation of securities for which market quotations are not readily available [footnote citing Codification §§ 404.03 and 404.04]. . . . .

2.36 The objective of the estimating procedures is to state the securities at the amount at which they could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. The term current transaction means realization in an orderly disposition over a reasonable period. All relevant factors should be considered in selecting the method of estimating in good faith the fair value of each kind of security.

2.37 In estimating in good faith the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration all indications of fair value that are available. . . .[some of] the factors to be considered:

- Financial standing of the issuer
- Business and financial plan of the issuer and comparison of actual results with the plan
- Size of position held and the liquidity of the market
- Contractual restrictions on disposition
- Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies
- Ability of the issuer to obtain needed financing
- Changes in the economic conditions affecting the issuer
- A recent purchase or sale of a security of the company
- Pricing by other dealers in similar securities
- Financial statements of investees

2.38 No single method exists for estimating fair value in good faith because fair value depends on the facts and circumstances of each individual case. Valuation methods may be based on a . . . discount or premium from market, of a similar, freely traded security of the same issuer; on a yield to maturity with respect to debt issues; or on a combination of these and other methods. In addition, with respect to derivative products, other factors (such as volatility, interest . . . and term to maturity) should be considered. The board of directors should be satisfied, however, that the method used to estimate fair value in good faith is reasonable and appropriate and that the resulting valuation is representative of fair value.

2.39 The information considered and the basis for the valuation decision should be documented, and the supporting data should be retained. The board may appoint individuals to assist it in the estimation process and to make the necessary calculations. . . . If considered material, the circumstances surrounding the substitution of good faith estimates of fair value for market quotations or pricing service valuations should be disclosed in the notes to the financial statements. . . .

AICPA 2007 Guide ¶¶ 2.33-2.39.

193. With respect to AICPA Guide ¶ 2.34's admonition that investment company prospectuses disclose "the circumstances under which they will use fair value prices and the effects of fair value pricing," the Funds' prospectuses did disclose the "circumstances under which fair value prices" would be used—namely, the absence of readily available market quotations—but did not disclose "the effects of fair value pricing"—namely, given the magnitude of fair-valued securities in the Funds' portfolios, that the prices at which the Funds' shareholders were purchasing and redeeming the Funds' shares were subject to substantial uncertainty and were vulnerable to a sudden precipitous decline in value.

194. No single standard for determining "fair value . . . in good faith" can be laid down, since fair value depends upon the circumstances of each individual case. SEC Codification 404.03.b.iv.

195. SEC Codification 404.03.b.iv. provides that directors of mutual funds whose securities are being fair valued in good faith should consider, *inter alia*, the following factors:

(a) The fundamental analytical data relating to the investment;

(b) The nature and duration of restrictions on disposition of the securities;

(c) An evaluation of the forces which influence the market in which these securities are purchased and sold;

(d) Type of security;

(e) Financial statements;

(f) Cost at date of purchase;

(g) Size of holding;

(h) Discount from market value of unrestricted securities of the same class at time of purchase;

(i) Special reports prepared by analysts;

(j) Information as to any transactions or offers with respect to the security;

(k) Price and extent of public trading in similar securities of the issuer or comparable companies.

196. SEC Codification 404.03.b.iv. provides that the guidance described in the preceding paragraph does not purport to delineate all factors which may be considered. The directors should take into consideration all indications of value available to them in determining the "fair value" assigned to a particular security. The information so considered together with, to the extent practicable, judgment factors considered by the board of directors in reaching its decisions should be documented in the minutes of the directors' meeting and the supporting data retained for the inspection by the company's independent accountant.

197. PwC's auditors should have become familiar with the provisions of the SEC's financial reporting releases on this subject, with emphasis on section 404.03 of SEC's *Codification of Financial Reporting Policies*. AICPA 2000/2007 Guide ¶ 2.133/2.182.

198. In the case of investments valued by the investment company using a valuation model, the auditor should assess the reasonableness and appropriateness of the model, including whether management has identified the significant assumptions and factors influencing the measurement of fair value, and whether the significant assumptions used are reasonable and the model is appropriate considering the entity's circumstances, including but not limited to those assumptions that materially affect the fair value measurement and may include those that are sensitive to variation or uncertainty. AICPA 2007 Guide ¶ 2.182.

199. Under Codification of Statements on Auditing Standards ("AU") section 328, the auditor's substantive tests of fair value measurements involve (a) testing management's significant assumptions, the valuation model, and the underlying data, (b) developing independent fair value estimates for corroborative purposes, or (c) examining subsequent

events and transactions that confirm or disconfirm the estimate. AICPA 2000/2007 Guide ¶¶ 2.124, 2.126 / 2.141, 2.168, 2.170.

200. In auditing the Funds' investment accounts, PwC should have considered the Funds' transactions with brokers and pricing services. AICPA 2007 Guide ¶ 2.141.

201. If the estimated values of the Funds' securities were provided by dealers or pricing services, PwC should have considered whether controls maintained by the fund or by the pricing service provide reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, which controls could include, *inter alia*, testing methods used by the pricing service to obtain daily quotations, verifying daily changes of each security's fair value in excess of a stipulated percentage, verifying dealer quotations with other dealers on a test basis, and consideration of fair value that has not changed for a stipulated period. AICPA 2000/2007 Guide ¶ 2.131/2.176.

202. If Morgan Management used internally developed matrix pricing to determine the fair value of the Funds' fair valued securities, PwC should have considered performing the following procedures on a test basis:

(a) Reviewing the matrix used;

(b) Determining that the results have been reviewed by the board of directors or its designees for reasonableness;

(c) Comparing sales proceeds from securities sold during the year with the value used on several days before the sale;

(d) Comparing fair values with values obtained from a second pricing matrix;

(e) Comparing fair values with quotations obtained from market makers.

AICPA 2000 Guide ¶ 2.132.

203. If the Funds' investments were valued using a valuation model, regardless of whether such model was developed internally or was one used by the Funds' outside pricing

sources, PwC should have obtained an understanding of the entity's process for determining fair value, including:

(a) The controls over the process used to determine fair value measurements;

(b) The expertise and experience of those determining fair value measurements;

(c) Significant assumptions used in determining fair value, as well as the process used to develop and apply management's assumptions, including whether management used available market information to develop the assumptions;

(d) Documentation supporting management's assumptions;

(e) The controls over the consistency, timeliness, and reliability of data used in valuation models.

AICPA 2007 Guide ¶ 2.177.

204. With respect to the Funds' securities for which there were no readily available market quotations, PwC should have evaluated whether the method of measurement was appropriate in the circumstances, which evaluation involved obtaining an understanding of management's rationale for selecting a particular valuation method by discussing with management its reasons for selecting that method. PwC also needed to consider whether:

(a) Management had sufficiently evaluated and appropriately applied the criteria, if any, provided by GAAP to support the selected method;

(b) The valuation method was appropriate in the circumstances given the nature of the item being valued;

(c) The valuation method was appropriate in relation to the environment in which the Funds operated.

AICPA 2007 Guide ¶ 2.179.

205. PwC should have tested the data used to develop the fair value measurements of the Funds' thinly traded structured financial instruments and the disclosures relating

thereto and should have evaluated whether the fair value measurements were properly determined from such data and management's assumptions. Specifically, PwC needed to evaluate whether the data on which the fair value measurements were based, including the data used in the work of a specialist, was accurate, complete and relevant; and whether fair value measurements were properly determined using such data and management's assumptions. AICPA 2007 Guide ¶ 2.181.

206. PwC knew that, because the fee paid by an investment company to its adviser to manage its portfolio is a percentage of the value of the portfolio and because of the pressures on portfolio managers to achieve significant above average performance in a highly competitive industry to attract additional investment dollars, and because the Funds' senior portfolio manager could earn a bonus based on the Funds' performance of as much as half of his base compensation, a risk inherent in the valuation of portfolio securities by the management of the investment company is that management has an incentive to err on the high side when valuing portfolio securities. It is in part because of this incentive that auditors must be especially vigilant when auditing valuations of portfolio securities in the course of their audits of an investment company's financial statements.

207. PwC was required to confirm that the prices used by the Funds to value their portfolio securities were reasonable.

208. PwC was required to test the Funds' respective net asset values as computed on the Funds' price makeup sheets at the date of the Funds' financial statements and on selected interim dates. Such tests should have included procedures that, *inter alia*, traced quoted market prices to independent sources and, when independent sources were not available, to supporting documentation for investments stated at fair values, as determined by the Funds' Board.

209. PwC was required to ascertain whether the pricing and valuation procedures

used by the Funds complied with the disclosed accounting policies, applicable SEC rules and regulations, and generally accepted accounting principles.

210. With respect to security values estimated in good faith by the Funds' Board, PwC was required to review the procedures employed by the Board for its continuing appraisal of such securities, determine whether the methods established for such valuations were followed, and make certain that these methods were reviewed and approved by the Board. PwC was required to review the procedures applied by the Board in valuing such securities and to inspect the underlying documentation to determine whether the procedures were reasonable and the documentation appropriate for that purpose.

211. Pricing and valuation of the Funds' portfolio securities were part of the Funds' internal accounting controls, the examination or testing of which PwC was responsible in connection with its audit of the Funds' 2006 financial statements and on which PwC was required to report in addition to its audit report and opinion.

212. SEC Form N-SAR states that the auditor's report on a registered investment company's internal controls should be "based on a review, study, and evaluation of the accounting system, internal accounting controls, . . . made during the audit of the financial statements. The report should disclose material weaknesses in the accounting system, the system of internal accounting control . . . that exist as of the end of the registrant's fiscal year. Disclosure of a material weakness should include an indication of any corrective action taken or proposed." PwC's reports on the Funds' internal controls were exhibits to the Funds' Form N-SAR reports and should have been addressed to the Funds' shareholders and Board.

213. To the extent that the Funds' management was relying on a pricing service to price its securities, the Funds' management was obliged to understand how the pricing service was pricing those securities, including whether the pricing service was taking into

account in pricing the Funds' securities those factors deemed relevant by the Funds' management and Board. PwC, as auditor of the Funds' financial statements, was required to ascertain that the Funds' management had such an understanding.

214. PwC knew that, under the ICA, an open-end mutual fund, such as the Funds, is required to compute its net asset value daily in order to price the fund's shares that are being redeemed and sold daily.

215. If PwC had followed the guidance recited above and given the large proportion of the Funds' portfolios invested in securities requiring fair value estimates, PwC would have identified the uncertainty inherent in half or more of the Funds' respective portfolios, and

(a) Because of the limitation imposed by such uncertainty on the ability of PwC to properly audit the values of the Funds' assets, issued a qualified audit opinion as to the Funds' financial statements or disclaimed its ability to render such an opinion, and/or

(b) Counseled the Funds' management to correctly disclose the magnitude of this uncertainty and the effect thereof on the Funds' net assets and NAV per share.

In either of which cases, the disclosures would have caused the Funds' management to reduce the amount of such fair-valued securities and thereby prevent the losses incurred in 2007.

PwC's Required Knowledge, Responsibilities and Duties – The Use of and Need for Good Faith Fair Value Procedures; Valuation Uncertainty

216. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed for the first time the dollar amount of the Funds' securities that were fair valued at June 30, 2006. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios at June 30, 2006.

217. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed the dollar amount of the Funds'

securities that were fair valued at June 30, 2007.

218. These disclosures were the first time the Funds disclosed the magnitude of the Funds' portfolio securities that were subject to the uncertain estimated values of securities for which market quotations were not readily available.

219. These fair valued securities were 18% and 31% of the Short Term Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, 56% and 50% of the Intermediate Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, and 50% and 60% of the High Income Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, calculated as follows:

	Investments in Securities (from annual reports)		Fair Valued Investments: $ (from 2007 annual report) and as % of Investments in Securities (calculated)			
	6/30/06	6/30/07	6/30/06		6/30/07	
Short Term Fund	$66,019,096	$86,400,536	$12,028,659	**18.2%**	$26,567,836	**30.7%**
Intermediate Fund	$ 673,709,710	$1,020,989,624	$ 376,056,341	**55.8%**	$ 514,922,503	**50.4%**
High Income Fund	$1,192,784,672	$1,045,740,306	$590,018,294	**49.5%**	$624,867,802	**59.7%**

220. Defendants knew, or should have known, that fair valued securities are those for which market quotations are not readily available, or have not traded in significant volume for a substantial period.

221. PwC knew, or should have known, that the Funds and their management and directors understood that fair valued securities are those for which market quotations are not readily available or have not traded in significant volume for a substantial period.

222. PwC and the MK Defendants knew, or should have known, that approximately half or more of each of Intermediate Fund's and High Income Fund's, and 18% of Short Term Fund's, portfolio was fair valued at June 30, 2006.

223. PwC knew, or should have known, that trading activity in the high-yield bonds and structured financial instruments of the type in which the Funds invested is limited, that the market in which these securities are traded is thin, and that, accordingly, dealer quotations may not indicate the prices at which these securities may be bought or sold. Accordingly, PwC knew, or should have known, that the fair value of such securities should have been estimated by the Funds' Board and that the Board should have implemented good faith fair value procedures for this purpose.

224. According to the AICPA Guide, investment companies such as the Funds report their investment securities at fair value, measured by quoted market prices for securities for which market quotations are readily available, or, if market quotations are not readily available, an estimate of value ("fair value") as determined in good faith by the board of directors.

225. PwC knew, or should have known, that securities for which market quotations are not readily available are very difficult to price and that the pricing thereof is based on subjective judgment.

226. According to the AICPA Guide and Codification § 404.03, quotations for over-the-counter securities should ordinarily be obtained from more than one broker-dealer, unless they are available from an established market maker for that security. Quotations for several days should be reviewed. If a security has been sold infrequently or if the market in the security is thin, the reliability of market quotations should be considered. If market quotations for the security are deemed not reliable, an estimate of value, as determined in good faith by the board of directors, should be used.

227. There were no established or indefinitely committed market makers for most if not all of the high-yield bonds and structured financial instruments in which the Funds were invested as of June 30, 2006, and any purported market quotations were not reliable

indicators of market value.

228. Because a substantial portion of the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values, the AICPA Guide and Codification § 404.03 required that their valuation should have been determined by the Board's fair valuation procedures that were designed to approximate the values that would have been established by market forces.

229. According to the AICPA Guide and SOP 93-1, because the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values and the valuation of such securities was, therefore, estimated, their valuation was subject to uncertainty.

230. PwC was required to determine whether the Funds' Board was making, or should be making, good faith estimates of the value of the high-yield bonds and structured financial instruments in which the Funds invested and, therefore, determine whether the procedures employed were adequate or reasonable and, further, whether to qualify its opinions on the Funds' financial statements as a result of any inadequate or unreasonable procedures employed by the Funds' Board.

231. Based on the disclosures on October 3, 2007, regarding the securities held by the Funds' as of June 30, 2006 whose fair values were estimated, PwC was unable to obtain independent secondary quotations for a material number of such securities during the course of its audit of the Funds' 2006 financial statements.

232. Upon determining that market quotations were not readily available for a material portion of the Funds' portfolio securities, PwC was required to determine whether the procedures adopted by the Funds' Board for good faith fair value pricing of such securities were properly applied and whether all factors were taken into account in estimating the value of the Funds' securities.

233. Whether the Funds did not fair value securities when they should have done so, or did fair value such securities but did not disclose the extent to which it was doing so, PwC, in connection with its audit of the Funds' 2006 financial statements:

(a) Never advised the Funds' management and Board of the need to perform good faith estimates of value for those high-yield bonds and structured financial instruments for which secondary market quotations were not readily available, as PwC was required to do, or never advised the Funds' Board of the need to consider the effects, or potential effects, on the valuations of the Funds' assets of the substantial portion of the Funds' investment securities that were fair valued, especially in light of the Funds' respective investment objectives, policies and restrictions, their continuing obligation to redeem their shares, and/or how the MK Defendants said how the Funds would be managed;

(b) Never advised the Funds' management and Board to consider that the Funds' net asset value was subject to significant uncertainty in light of the magnitude of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do in view of the Funds' respective investment objectives, policies and restrictions;

(c) Never disclosed, or advised the Funds' Board to disclose in footnotes to the Funds' financial statements, the magnitude of each Fund's net asset value subject to significant uncertainty in light of the of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do;

(d) Never added an explanatory paragraph to its standard report to emphasize the uncertainty of the valuation of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do;

(e) Never modified its opinions to report that the Funds' financial statements did not conform with generally accepted accounting principles or rendered an adverse opinion, as PwC was required to do;

(f) Never included in its report an explanatory paragraph disclosing the magnitude of the Funds' portfolios subject to good faith valuation estimates by the Funds' Board on behalf of the Funds in view of the absence of readily ascertainable market values, as PwC was required to do in order that the Funds' 2006 financial statements be fairly presented in accordance with generally accepted accounting principles; and/or

(g) Never advised the Funds' Board that PwC was unable to render an unqualified opinion because of the limitation placed on the scope of its audit as a result of the magnitude of the Funds' portfolio securities subject to fair valuation procedures and the inherent uncertainty of estimated valuations, as PwC was required to do.

234. Despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, in connection with its audit of the Funds' 2006 financial statements, PwC:

(a) Never determined whether control procedures maintained by the Funds' management, or by the dealer or pricing service used by the Funds, provided reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, as directed by the AICPA Guide;

(b) Never examined the methods used by the pricing service to obtain daily quotations or verify dealer quotations with other dealers on a test basis, as directed by the AICPA Guide;

(c) Did not obtain independent quotations from dealers, as directed by the AICPA Guide; or

(d) Never determined the pricing methodology used by the Funds' pricing services, whether such methodology included all relevant factors, as determined by the Funds' Board or otherwise, or whether such pricing services used matrix pricing, as directed by the AICPA Guide.

235. Assuming the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007 financial statements, PwC did not, in connection with its audit of the Funds' 2006 financial statements:

(a) Review the procedures employed by the Funds' Board in connection with the Funds' continuing appraisal of such securities, as PwC was required to do;

(b) Determine whether the methods established by the Funds for such valuations were followed, as PwC was required to do;

(c) Make certain that the methods established by the Funds for such valuations had been reviewed and approved by the Funds' Board, as PwC was required to do;

(d) Inspect the documentation underlying such valuations to determine whether the procedures were reasonable and the documentation appropriate for the purpose of valuing such securities, as PwC was required to do; or

(e) Determine whether the procedures being used to value the Funds' high-yield bonds and structured financial instruments were consistent with the procedures disclosed in the Funds' prospectuses and annual and semi-annual reports as PwC was required to do.

236. Because the high-yield bonds and structured financial instruments that were

subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs on June 30, 2006, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value, PwC should have advised the Funds' management and Board that the magnitude of such estimated values and the attendant risks and uncertainties were required to be disclosed in the Funds' 2006 financial statements, because such estimates had a significant impact on the Funds' financial statements. SOP 94-6

PwC's Required Knowledge, Responsibilities and Duties – The Funds' Non-Compliance with Their Investment Restrictions

237. SEC Codification § 404.03.a. provides:

> Where the propriety or validity of an investment in a security by an investment company is questionable because of particular provisions of the Investment Company Act, or state law, or the company's investment policy or other representations as stated in its filings with the Commission, or legal obligations in respect of a contract or transaction, a written opinion of legal counsel should also be obtained by the company's management, made available to the independent accountant, and a copy included in the working papers. If the questions of propriety or validity are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto.

238. PwC should have reviewed such relevant investment company documents as the latest prospectus, SAI, certificate of incorporation, bylaws, and minutes of the Board's and shareholders' meetings to gain an understanding of the Funds' investment objectives and restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

239. PwC should have considered whether the Funds' management had a program to prevent, deter, or detect noncompliance with the Funds' investment restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

240. As part of the consideration described in the preceding paragraph, PwC should also have considered obtaining the written compliance policies and procedures designed to

prevent violation of federal securities laws and meeting with the designated chief compliance officer responsible for administering those policies and procedures. *Id.*

241. PwC should also have considered whether the program described in paragraph 239 identified noncompliance with the stated investment restrictions and tested the operation of the program to the extent considered necessary. *Id.*

242. The Funds' failures to comply with their respective stated investment objectives and restrictions were possible illegal acts that had an indirect effect on the Funds' respective financial statements.

243. The Funds represented that they would limit their investments in illiquid securities to 15% of their respective net assets and would limit their investments in a single industry to 25% of their respective portfolios.

244. In fact, the Funds' investments in illiquid securities as of June 30, 2006 and December 31, 2006 substantially exceeded their respective 15% limitations. Likewise, the Funds' investments in a single industry substantially exceeded their respective 25% limitations.

245. Should an auditor become aware of the possibility of an illegal act, the auditor may be required, under certain circumstances, pursuant to the Private Securities Litigation Reform Act of 1995 (codified in sections 10A (b)1 of the Securities Exchange Act of 1934) to make a report to the SEC relating to an illegal act that has a material effect on the financial statements. AICPA 2000/2007 Guide ¶ 2.101/2.144.

246. PwC became aware, or should have become aware, of the illegal acts described in paragraphs 242-44 in connection with its audit of the Funds' 2006 financial statements and, therefore, in view of the magnitude of such illegal acts and their demonstrably material effect on the Funds' financial statements, should have made a report to the SEC relating to such illegal acts and should have so informed the Funds' Board so that corrective action could be

taken to bring the Funds in compliance with said investment restrictions.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES –CONCENTRATION OF CREDIT RISK

247. Statement of Financial Auditing Standards ("SFAS") 105, "Disclosure of Information about Financial Instruments with . . . Concentrations of Credit Risk," provides that an "entity shall disclose all significant concentrations of credit risk arising from *all* financial instruments. . . Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions."

248. SOP 94-6 requires disclosure in financial statements of certain risk concentrations.

249. The Funds' concentration in the mortgage sector and in structured financial instruments should have been, but was not, disclosed in the Funds' financial statements.

250. Such disclosures are not limited to investments in a single industry but include other concentrations that may be present but not readily apparent. For example, such concentrations include large investments in junk bonds and structured financial instruments like the CDOs in which the Funds invested.

251. If PwC had identified the credit concentration in the Funds' portfolios, the Funds' management would have been forewarned of the need to reduce such concentration to bring the Funds' risk profiles within their stated investment objectives, policies, restrictions, and representations.

PWC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – THE RISKS OF MATERIAL MISSTATEMENTS DUE TO FRAUD

252. The auditor should conduct the engagement with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past

experience with the entity and regardless of the auditor's belief about management's honesty and integrity. Furthermore, professional skepticism requires an ongoing questioning of whether the information and evidence obtained suggests that a material misstatement due to fraud has occurred. AICPA 2007 Guide ¶ 2.103.

253. PwC's auditors were required to engage in brainstorming to understand the Funds, their complex investments, the environment in which the Funds operated, and to discuss the potential of the risk of material misstatement in the Funds' financial statements. AICPA 2007 Guide ¶ 2.104.

254. Members of the audit team should discuss the potential for material misstatement due to fraud in accordance with the requirements of AU § 316.14-.18. AICPA 2007 Guide ¶ 2.104.

255. Among the examples of factors unique to the investment company industry in general, and the Funds in particular, indicating the potential for the risk of fraudulent financial reporting, or the risks of material misstatements due to fraud, auditors are instructed to be aware of the following:

(a) Significant investments for which market quotations are not readily available;

(b) Inadequate procedures for estimating these values;

(c) Significant investments in derivative financial instruments (e.g., the structured securities in which the Funds heavily invested) whose value is difficult to estimate;

(d) Inadequate monitoring of the fund's compliance with its prospectus requirements;

(e) Lack of board members' understanding of how portfolio management intends to implement the fund's investment objectives, thereby creating a situation in which management can aggressively interpret or disregard policies in place;

(f) Lack of board members' understanding of derivative financial instruments used by portfolio managers and involvement in approving or disapproving use of specific strategies, thereby creating a situation in which management can aggressively interpret or disregard policies in place;

(g) Inadequate segregation of duties between operating and compliance monitoring functions—e.g., a chief compliance officer who had little or no demonstrable significant experience in investment company law and regulation versus portfolio management and fund distribution functions assigned to personnel significantly more experienced in such matters;

(h) Accounts, transactions, and assertions that have high inherent risk because they involve a high degree of management judgment and subjectivity and are, therefore, susceptible to manipulation by management;

(i) Significant amounts of investments traded in "thin" markets, particularly through one market maker (either exclusively or primarily);

(j) Regarding fair valued investments, risks present in daily market valuation include lack of consideration of or availability of secondary/comparative pricing sources and significant levels of pricing from brokers;

(k) Regarding derivative instruments, which are characterized by high inherent risk, risk factors include (i) lack of policy governing derivative investments, including a clear definition of derivatives; (ii) lack of oversight over the use of derivative investments, including ongoing risk assessment of derivative instruments; (iii) lack of adequate procedures to value derivatives; and (iv) lack of awareness or understanding of derivative transactions on the part of senior management or the Board.

AICPA 2007 Guide ¶¶ 2.105, 2.107, 2.110, 2.111, 2.112, 2.113.

256. Regarding securities that cannot be valued on the basis of prices determined on an active market, various risks exist, including the following:

(a) To the extent that management is estimating the value of portfolio investments, even through generally recognized models, the risk of fraudulent misstatement through systematic bias ordinarily exists;

(b) If an investment is valued through a single market maker (often the counterparty that sold the investment to the investment company), there is a risk that collusion occurred between that market maker and management in establishing a valuation for the investment;

(c) In those cases where the independent valuation service estimates the value of securities that are not traded in the market, and for which the investment company, and other accounts managed by the same portfolio manager, may be the predominant, or sole, holder of the securities, based predominantly, or solely, on information that is provided by the investment company, there is a risk that the information provided by management to the service is incomplete or otherwise biased;

(d) If the market for a security is "thin," there is a risk that the investment company may be able to manipulate the quoted price by systematic purchases of the security in the market.

AICPA 2007 Guide ¶ 2.119.

257. A "thin" market is one in which trades are typically sporadic, so that small changes in supply or demand can have a significant effect on quoted prices; usually, such securities have only an extremely small "float" (i.e., freely tradable amounts owned by the public). AICPA 2007 Guide ¶ 2.119.

258. A fund organization's program to prevent, deter, and detect fraud includes the

periodic documentation of the fund's compliance with its investment objectives and restrictions. AICPA 2007 Guide ¶ 2.129.

259. Audit procedures relevant to assessing the risks of material misstatement due to fraud include the following:

(a) Analytical procedures such as comparing fund performance to benchmark indices and net investment income ratios to yield indices for comparable securities or investment funds;

(b) Reading compliance summaries for individual funds and testing compliance determinations contained therein;

(c) Testing inputs to valuation models for reasonableness in relation to published data or financial information services;

(d) Reviewing minutes of board valuation committee meetings and considering whether the minutes adequately support valuations determined, or the procedures used to reach them.

AICPA 2007 Guide ¶ 2.132.

260. The failure to disclose in the notes to the Funds' 2006 financial statements, and in PwC's report on said financial statements, the magnitude of the Funds' securities whose values were estimated and, therefore, subject to significant uncertainty, was a material misstatement due to fraud within the meaning of AICPA 2007 Guide ¶¶ 2.101-2.140.

261. The failure described in the preceding paragraph was a "previously unrecognized risk of material misstatement due to fraud." See AICPA 2007 Guide ¶ 2.133.

262. The auditor with final responsibility for the audit should ascertain that there has been appropriate communication with the other audit team members throughout the audit regarding information or conditions indicative of risks of material misstatement due to fraud. AICPA 2007 Guide ¶ 2.134.

PwC's Disclosure and Reporting Obligations

263. If PwC had properly carried out its duties in the course of its audit of the Funds' financial statements for their fiscal year ended June 30, 2006, PwC would have ascertained, and would have informed the Funds' directors and management of, the failure and need either to properly value the Funds' high-yield bonds and structured financial instruments or to disclose the magnitude of the Funds' fair valued securities, the failure and need to disclose the uncertain value of a substantial portion of the Funds' portfolio securities and of the Funds' respective net asset values, and the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments and in a single industry, all in violation of express restrictions on such investments and generally accepted accounting principles and SEC rules and regulations, as well as the Funds' own disclosures. If PwC had so ascertained such violative conduct in the course of such audit, it was required to inform the Funds' management and directors of such violative practices.

264. SEC Codification § 404.03 provides that where "questions of propriety or validity [relating to a mutual fund's investments] are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto."

265. The AICPA Guide provides that if PwC was unable to obtain sufficient evidential matter to support the Funds' management's assertions about the nature of a matter involving an uncertainty and its presentation or disclosure in the Funds' financial statements, PwC should have considered the need to express a qualified opinion or to disclaim an opinion because of a scope limitation. PwC did not do so in connection with its audit of the Funds' 2006 financial statements.

266. The AICPA Guide further provides that if PwC's audits of the Funds' financial statements revealed that the valuation procedures used by the Funds' Board were inadequate

or unreasonable, or that the underlying documentation did not support the valuations, PwC should have modified its opinion for lack of conformity with generally accepted accounting principles or, depending on the significance to the financial statements of the securities subject to such valuation procedures, PwC should have issued an adverse opinion. PwC did not do so in connection with its audit of the Funds' 2006 financial statements.

267. SOP 93-1 provides that, even if PwC had concluded, in the course of its audit of the Funds' 2006 financial statements, based on an examination of the available evidence, the process used to estimate the values of the Funds' high-yield bonds and structured financial instruments was reasonable, the documentation supportive, and the range of possible values of such securities was not significant, PwC might still have chosen to emphasize the existence of the uncertainties relating to such estimated valuations of such securities by including an explanatory paragraph in PwC's audit report on those financial statements, as PwC did do in connection with its audit of the Funds' 2007 financial statements.

268. In light of the magnitude of the securities that were subject to good faith fair value procedures, PwC should have, with respect to the Funds' 2006 financial statements, informed the Funds' management and directors of the need to either:

(a) Include an explanatory paragraph in its report disclosing the magnitude of the Funds' portfolios subject to good faith fair value estimates by the Funds' Board, along with an explanatory paragraph to emphasize the uncertainty of the valuation of such securities and of the Funds' NAVs; or

(b) Issue an opinion that was qualified because the Funds' financial statements and disclosures failed to conform with generally accepted accounting principles; or

(c) Issue an adverse opinion, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the Funds' high-yield bonds and structured financial instruments to be done in accordance with required and disclosed valuation procedures.

269. In connection with its audit of the Funds' 2006 annual financial statements, PwC (1) furnished to the Funds' officers and directors a "management letter" in which it commented on, *inter alia*, the Funds' internal controls, (2) issued its Form N-SAR report on the Funds' internal controls, and (3) issued its report to the Funds' directors and shareholders on the Funds' annual 2006 financial statements, and PwC should have reported to the Funds' management and Board and to the SEC by at least June 30, 2006, and PwC should have disclosed, or advised the Funds' management and directors to disclose:

(a) The failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations;

(b) The failure and need to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with generally accepted accounting principles and applicable SEC rules and regulations;

(c) The failure and need to disclose the effect on the Funds' portfolio valuations and NAV per share of such uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in light of the Funds' investment objectives and/or other representations regarding maintaining relatively stable NAVs; and

(d) The failure to comply with the limitations on the Funds' investments in illiquid securities and investments in a single industry.

270. If PwC had timely informed the Funds' management and directors, as set out above, the MK Defendants could have caused the Funds to take corrective action to bring their valuation procedures into compliance with generally accepted accounting principles and SEC rules and regulations and disclosed accounting policies, and warned the Funds' shareholders and prospective investors about the uncertainty inherent in the estimated values of a substantial portion of the Funds' assets and, consequently, the uncertainty of the Funds' net asset values. Alternatively, the Funds' directors and management could have caused the Funds to take corrective action by reducing the amount of thinly traded structured financial instruments to bring the Funds' investment practices into compliance with their respective investment objectives, policies, restrictions and/or representations, just as Defendant Regions says it avoided a "large sub-prime exposure" by timely selling a subsidiary that made sub-prime loans before the "sub-prime market meltdown." *Wall Street Journal* p. A-12.

271. If, in the absence of corrective action by the MK Defendants, PwC had timely so informed the SEC, the Funds would have been compelled to suspend selling and redeeming their shares.

PwC's False Direct Representations

272. Defendant PwC made the following representations in its report on the Funds' June 30, 2006 financial statements on and after August 21, 2006 (date of PwC's report):

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (hereafter referred to as

> the "Funds") at June 30, 2006, the results of each of their operations and the changes in each of their net assets for each of the years or periods presented and the financial highlights for the years and periods presented for Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund and the financial highlights for the three years or periods in the year then ended for Regions Morgan Keegan Select Short Term Bond Fund, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. . . . .

273. The Funds' June 30, 2006, annual report and prospectus dated November 1, 2006, contained a section entitled "Financial Highlights." This section contained excerpts from the Funds' audited financial statements for the preceding three years relating to, *inter alia*, total return, yield, NAV at the beginning and end of the period, income (loss) from investment operations, net investment income, net realized and unrealized gains (losses) on investments, distributions, and the ratio of net investment income to average net assets. The financial data that appeared in the "Financial Highlights" section of each of the Funds' prospectuses was examined by PwC.

274. As an example, the following financial information for the five-year period

July 31, 2001 through June 30, 2006 (September 1, 2001 through June 30, 2006 for the Short Term Fund) was disclosed in the "Financial Highlights" section of the Funds' November 1, 2006 prospectus (data is for Class A shares):

FUND	NAV PER SHARE RANGE		RANGE AS % OF AVERAGE NAV	ANNUAL TOTAL RETURN		RANGE AS % OF AVERAGE TOTAL RETURN	TOTAL ANNUAL DISTRIBUTIONS PER SHARE		RANGE AS % OF AVERAGE DISTRIBUTIONS
	High	Low		High	Low		High	Low	
Short Term Bond Fund	$ 10.24	$ 9.94	2.97%	6.57%	1.21%	138%	$ 0.44	$ 0.29	41%
Intermediate Fund	$ 10.39	$ 9.93	4.53%	9.99%	4.68%	72%	$ 1.00	$ 0.68	38%
High Income Fund	$ 10.56	$ 10.42	1.33%	14.05%	10.13%	32%	$ 1.44	$ 1.17	21%

275. There was nothing in the performance data of the three funds over the five-year period July/September 2001 through June 2006 to suggest the potential for the Funds to encounter the volatility experienced in the summer and fall of 2007 or to incur the huge losses that the Funds did incur at that time.

276. The June 30, 2006 annual report and November 1, 2006 prospectus were reviewed by the Funds' directors.

277. The representations, financial information and representations in said financial information set forth in paragraphs 272-75 above were false and misleading in that:

(a) PwC did not audit the Funds' financial statements in accordance with applicable auditing standards;

(b) The Funds' financial statements were not presented in accordance with generally accepted accounting principles;

(c) With respect to the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investment practices that were inconsistent with, contrary to, and prohibited by the Funds' restrictions, investment objectives, and MK Defendants' representations about how the Funds would be managed;

(d) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investing in speculative illiquid high-yield bonds and structured financial instruments in excess of the 15% limitation on illiquid securities disclosed by the Funds and in excess of the 25% limit on investments in a single industry;

(e) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial statements from which the Financial Highlights were excerpted were not prepared in accordance with generally accepted accounting principles in that, *inter alia*, the financial statements failed to disclose the magnitude of fair valued securities, the material uncertainty inherent in the estimated values of such securities, and the effect thereof on the Funds' respective NAVs and NAVs per share and the ability of the Funds' shareholders to redeem their shares at a reasonably stable NAV per share;

(f) In its report on the Funds' 2006 financial statements and in connection with the Financial Highlights, in view of the magnitude of portfolio securities as to which secondary quotations were not available and which were subject to good faith fair value procedures, PwC failed to disclose the material valuation uncertainty of the Funds' high-yield bonds and structured financial instruments and the effect of such uncertainty on the Funds' respective NAVs, their financial statements and the Financial Highlights and ability of shareholders to redeem their shares;

(g) PwC, in its report on the Funds' 2006 financial statements, failed either (i) to qualify its opinions on the Funds' financial statements by including an exception to its opinions for the effect on said financial statements of the valuation of the Funds' securities for which market quotations were not readily available as determined by the Funds' Board and the uncertainties attendant to the valuation of such securities, or (ii) to render adverse opinions, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the Funds' high-yield bonds and structured financial instruments to be done in accordance with required and disclosed valuation procedures, or (iii) to include an explanatory paragraph emphasizing the valuation risk inherent in the Funds' portfolios in view of the magnitude of securities subject to good faith fair value procedures;

(h) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments and failed to modify its audit report on the Funds' 2006 financial statements to disclose the Funds' use of an improper valuation method for a significant portion of the Funds' portfolios or failure to apply fair value procedures, as the Funds disclosed would be applied when market quotations were not readily available;

(i) PwC improperly relied upon the representations of the Funds' management as to the Funds' compliance with their investment restrictions and failed to conduct such tests as were reasonably necessary to ascertain the Funds' compliance with their disclosed investment restrictions;

(j) PwC failed to ascertain whether the Funds' internal control and risk management were adequate to ensure compliance by the Funds with their disclosed investment restrictions;

(k) PwC did not obtain reasonable assurance (high level of assurance) that the

Funds were not violating their investment restrictions;

(l) The Financial Highlights falsely portrayed the Funds as relatively stable fixed income investment vehicles providing a steady stream of dividends and concealed the potential for substantial loss that was embedded in each of the Funds' portfolios; and

(m) The Funds' financial statements did not include a statement of cash flows, which was required because of the magnitude of securities in the Funds' portfolios whose valuations were estimated, thus failing to satisfy the requirement for the exemption from including a statement of cash flows that substantially all of the Funds' investments be "highly liquid." AICPA Guide ¶ 7.66.

278. If PwC had conducted the auditing procedures and tests described herein for the Funds' fiscal year ended June 30, 2006 with the care and diligence reasonably expected by the Funds' management and Board in light of PwC's advertised expertise in matters relating to investment companies and the audits of their financial statements and in response to the reliance by the Funds' management and Board on PwC as invited by PwC, PwC would have reported to the directors that the Funds were engaging in the wrongful conduct described herein, and corrective actions could have been taken by the Funds' management that would have avoided the losses incurred by the Funds in 2007.

279. If PwC had disclosed the matters required to be disclosed by the AICPA Guide in its report on the Fund's 2006 financial statements, the Funds' management and directors would have been forewarned about the Funds' improper valuation practices, the valuation uncertainty relating to the Funds' largely estimated NAV, and the Funds' failure to adhere to the restrictions on illiquid securities and investments in a single industry, and, being forewarned, corrective actions could have been taken by the Funds' management that would

have avoided the losses incurred by the Funds in 2007.

280. If PwC had informed Morgan Management and the Funds' Board , in connection with its audit of the Funds' 2006 financial statements, that PwC was unable to render an unqualified opinion on the Funds' financial statements, or if PwC had included an explanatory paragraph in its report on the Funds' 2006 financial statements, the Funds' management and directors would have taken action to avoid having to make such disclosures and thus would have avoided the losses incurred by the Funds in 2007.

281. If PwC had timely informed the Funds' management and directors in June 2006, or even as late as December 2006, that the Funds' portfolio securities exceeded the disclosed restriction on illiquid securities, the Funds would have sold such illiquid securities at a time when they could have been sold for substantially more than the prices to which they dropped after July 2007,and the Funds' net asset value would not have declined, or would not have declined by nearly as much as it did.

THE FUNDS' 2006 FINANCIAL STATEMENTS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND DID NOT INCLUDE ALL REQUIRED FINANCIAL STATEMENT DISCLOSURES

282. SEC issued SEC Accounting Series Release ("ASR") 4 provides:

> In cases where financial statements filed with the Commission pursuant to its rules and regulations under the Securities Act or the Exchange Act are prepared in accordance with accounting principles for which there is no substantial authoritative support, such financial statements will be presumed to be misleading, or inaccurate despite disclosures contained in the certificate of the accountant or in footnotes to the statements provided the matters involved are material. In cases where there is a difference of opinion between the Commission and the registrant as to the proper principles of accounting to be followed, disclosure will be accepted in lieu of correction of the financial statements themselves only if the points involved are such that there is substantial authoritative support for the practices followed by the registrant and the position of the Commis-

> sion has not previously been expressed in rules, regulations or other official releases of the Commission, including the published opinions of its Chief Accountant.

283. On December 20, 1973, the SEC recognized the establishment of the Financial Accounting Standards Board ("FASB") through the issuance of Accounting Series Release 150. This Release stated, in relevant part:

> Various Acts of Congress administered by the Securities and Exchange Commission clearly state the authority of the Commission to prescribe methods to be followed in the preparation of accounts and the form and content of financial statements to be filed under the Acts and responsibility to assure that investors are furnished with information necessary for informed investment decisions. In meeting this statutory responsibility effectively, in recognition of the expertise, energy and resources of the accounting profession, and without abdicating its responsibilities, the Commission has historically looked to the standard setting bodies designated by the profession to provide leadership in establishing and improving the accounting principles...

See also Financial Reporting Release No. 36.

284. In addition, AU Section 411 discusses the sources of established accounting principles that are generally accepted in the United States and sets forth a hierarchy or such principles:

> Rules and interpretive releases of the Securities and Exchange Commission (SEC) have an authority similar to category (a) [the highest level in the hierarchy of accounting principles] pronouncements for SEC registrants. In addition, the SEC staff issues Staff Accounting Bulletins that represent practices followed by the staff in administering SEC disclosure requirements. Also, the Introduction to the FASB's EITF Abstracts states that the Securities and Exchange Commission's Chief Accountant has said that the SEC staff would challenge any accounting that differs from a consensus of the FASB Emerging Issues Task Force, because the consensus position represents the best thinking on areas for which there are no specific standards.

285. Based on the foregoing, the SEC is the final arbiter of accounting principles.

286. SEC Regulation S-X § 210.4-01(a)(1) provides that financial statements that are not prepared in accordance with generally accepted accounting principles are presumed to be misleading.

287. The SEC's Codification of Financial Reporting Policies, § 404.03.a, requires that violations by an investment company of its investment objectives, policies and restrictions be disclosed in its financial statements or the footnotes thereto.

288. The Funds' 2006 financial statements were not prepared, or presented, in accordance with generally accepted accounting principles because they did not disclose:

(a) The magnitude of the Funds' respective investment portfolios that was required to be valued using good faith fair value procedures established by the Funds' Board, or that such required valuation using such procedures had not been done;

(b) The methods used to perform such valuations, including the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations;

(c) The valuation uncertainty attendant to the Funds' high-yield bonds and structured financial instruments resulting from the estimated values of such securities and the effect of such uncertainty on the Funds' respective net asset values, including the extent to which the Funds' respective NAVs per share were estimated and the effect on such NAVs of a given change in such estimated values and the likelihood of such change;

(d) That the Funds' investment practices were inconsistent with, contrary to, and prohibited by

(1) their disclosed investment restrictions limiting investments in illiquid

securities and investments in a single industry,

(2) the representations of MK Defendants regarding how the Funds would be managed, and

(3) with respect to the Short Term and Intermediate Funds, the investment objectives of those Funds to the extent that those investment objectives imposed upon the Funds and the MK Defendants the obligation to manage them in a manner that preserved capital, as they represented they would do;

(e) That the Funds failed to disclose the concentration of credit risk inherent in their heavy investments in structured financial instruments and in mortgage related securities.

289. PwC failed to disclose in its report on the Funds' 2006 financial statements that, by failing to disclose the Funds' violations of their respective investment objectives, policies and restrictions in their respective financial statements, the Funds were violating the SEC requirement that such violations be so disclosed.

290. In its report on the Funds' annual financial statements for their fiscal year ended June 30, 2006, PwC falsely stated that the Funds' financial statements were prepared in accordance with generally accepted accounting principles. PwC's statements were false because the financial statements violated the following generally accepted accounting principles or otherwise omitted required financial statement disclosures:

(a) The principle that financial reporting should provide information that is useful to present and potential investors in making rational investment decisions and that information should be comprehensible to those who have a reasonable understanding of business and economic activities (FASB Statement of Financial Accounting Concepts No. 1, ¶ 34);

(b) The principle that financial reporting should be conservative and refrain from overstatement of net income or assets, choosing the alternative that provides a lower net income or assets if confronted with a decision (FASB Statement of Financial Accounting Concepts No. 1);

(c) The principle that conservatism be used as a prudent reaction to uncertainty to ensure that uncertainties and risks inherent in business situations are adequately considered (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 95, 97);

(d) The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 58-59);

(e) The principle that the quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form (FASB Statement of Financial Accounting Concepts No. 2);

(f) The concept of completeness that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Financial Accounting Concepts No. 2);

(g) The principle of materiality, which provides that the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (FASB Statement of Financial Accounting Concepts No. 2, ¶ 132);

(h) The concept that "the benefits of information may be increased by making it more understandable and, hence, useful to a wider circle of users" (FASB Concepts Statement No. 2) and that financial statement disclosures should be expressed clearly (SAS No. 106);

(i) Disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (Accounting Principles Board Opinion No. 22);

(j) Disclosure of the methods and significant assumptions used to estimate the fair value of the Funds' investments for which market quotations were not readily available (FASB Statement of Financial Accounting Standards No. 107, ¶ 10);

(k) The omission of a statement of cash flows from the Funds' financial statements; and

(l) The omission of material facts from the Funds' financial statement disclosures relating to the concentration, liquidity and valuation risks and uncertainties embedded in the Funds' portfolios, the effect of such valuation uncertainties on the Funds' net assets and NAV per share, and violations of the Funds' respective investment objectives and/or restrictions, all as set forth herein.

291. In the footnote disclosures to the Funds' 2007 financial statements, and in PwC's report on the Funds' 2007 financial statements, Defendants finally disclosed the conditions and risks that had lurked in the Funds' portfolios, and should have been disclosed, by not later than June 30, 2006, which disclosures were required by GAAP.

PwC's Audit Of The Funds' 2006 Financial Statements Was Not Conducted In Accordance With Generally Accepted Auditing Standards

292. PwC had complete access to the Funds' books, records, and the Funds' and

Morgan Management's corporate, financial, operating and business information, as well as their business operations, and opportunity to observe their investment and accounting practices.

293. The phrase "fair value" is defined, for accounting purposes (FASB Statement Nos. 107 ¶ 5, 115) as: "The amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." "Fair value" is also defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." FASB SFAS No. 157 ¶ 5.

294. GAAS provides guidance (in AU Section 332) to auditors in auditing investments in debt and equity securities. It states that: "The auditor should ascertain whether investments are accounted for in conformity with generally accepted accounting principles, including adequate disclosure of material matters." It further states that:

> If investments are carried at fair value or if fair value is disclosed for investments carried at other than fair value, the auditor should obtain evidence corroborating the fair value. In some cases, the method for determining fair value is specified by generally accepted accounting principles. For example, generally accepted accounting principles may require that the fair value of an investment be determined using quoted market prices or quotations as opposed to estimation techniques. In those cases, the auditor should evaluate whether the determination of fair value is consistent with the required valuation method. The following paragraphs provide guidance on audit evidence that may be used to corroborate assertions about fair value; the guidance should be considered in the context of specific accounting requirements.
>
> Quoted market prices for investments listed on national exchanges or over-the-counter markets are available from sources such as financial publications, the exchanges, or the National Association of Securities Dealers Automated Quotations System (NASDAQ). For certain other investments, quoted market prices may be obtained

from broker-dealers who are market makers in those investments. If quoted market prices are not available, estimates of fair value frequently can be obtained from third-party sources based on proprietary models or from the entity based on internally developed or acquired models.

Quoted market prices obtained from financial publications or from national exchanges and NASDAQ are generally considered to provide sufficient evidence of the fair value of investments. However, for certain investments, such as securities that do not trade regularly, the auditor should consider obtaining estimates of fair value from broker-dealers or other third-party sources. In some situations, the auditor may determine that it is necessary to obtain fair-value estimates from more than one pricing source. For example, this may be appropriate if a pricing source has a relationship with an entity that might impair its objectivity.

For fair-value estimates obtained from broker-dealers and other third-party sources, the auditor should consider the applicability of the guidance in section 336 [Using the Work of a Specialist] or section 324 [Service Organizations]. The guidance in section 336 may be applicable if the third-party source derives the fair value of a security by using modeling or similar techniques. If an entity uses a pricing service to obtain prices of listed securities in the entity's portfolio, the guidance in section 324 may be appropriate.

In the case of investments valued by the entity using a valuation model, the auditor does not function as an appraiser and is not expected to substitute his or her judgment for that of the entity's management. Rather, the auditor generally should assess the reasonableness and appropriateness of the model. The auditor also should determine whether the market variables and assumptions used are reasonable and appropriately supported. Estimates of expected future cash flows should be based on reasonable and supportable assumptions. Further, the auditor should determine whether the entity has made appropriate disclosures about the method(s) and significant assumptions used to estimate the fair values of such investments.

The evaluation of the appropriateness of valuation models and each of the variables and assumptions used in the models may require considerable judgment and knowledge of valuation techniques, market factors that affect value, and market conditions, particularly in relation to similar investments that are traded. Accordingly, in some circumstances, the auditor may consider it necessary to involve a specialist in assessing the entity's fair-value estimates or related models.

295. Because the Funds' 2006 financial statements did not include the required disclosures about the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations, the inference arises that PwC failed to obtain such information and that, therefore, PwC failed to obtain evidence corroborating the investment valuations that the Funds purported to be reflected at fair value, thus violating AU § 332.

296. In those instances where valuation models were used to arrive at the fair values of the Funds' assets, PwC violated AU Section 332 by failing to:

(a) Assess the reasonableness and appropriateness of valuation models or assessing the reasonableness and appropriateness of valuation models and making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Determine whether the market variables and assumptions used in valuation models were reasonable and appropriately supported or by making a determination that the market variables and assumptions used in valuation models were reasonable and appropriately supported when no reasonable auditor would have made the same determination if confronted with the same facts;

(c) Assess the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments or by assessing the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts;

(d) Determine whether the Funds had made appropriate disclosures about the methods and significant assumptions used to estimate the fair values of such investments or by making such determination and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts; or

(e) Engage the services of an independent specialist to assess the reasonableness of the values ascribed to the Funds' illiquid investments, as was done in connection with the audit of the Funds' 2007 financial statements.

297. As a result of PwC's failures described in the preceding paragraph, PwC's audit was so deficient that it amounted to no audit at all.

298. PwC did not comply with GAAS in that it either (a) performed its audit in a manner that constituted an extreme departure from GAAS and from the standards of ordinary care; or (b) failed to perform audit procedures that were appropriate and necessary under the circumstances and made audit judgments that no reasonable auditor would have made if confronted with the same facts.

299. AU Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's Report," sets forth procedures to be followed by the auditor who, subsequent to the date of his report upon audited financial statements, becomes aware that facts may have existed at that date which might have affected his report had he then been aware of such facts. PwC had a responsibility to revisit its 2006 audit when put on notice that half of the Funds' portfolio consisted of fair valued securities whose valuations were highly uncertain, thus requiring disclosure, both in footnotes to the Funds' 2006 financial statements and a

paragraph in PwC's audit report calling attention to such uncertainty.

300. PwC failed to comply with AU Section 561, in that PwC failed to (i) advise the Funds to disclose that their 2006 financial statements were materially misstated and to (ii) advise the Funds:

> . . . to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and the related auditor's report . . . If the client refuses to make the disclosures . . . the auditor should notify each member of the board of directors of such refusal and of the fact that, in the absence of disclosure by the client, the auditor should take the following steps to the extent applicable:
>
> a. Notification to the client that the auditor's report must no longer be associated with the financial statements.
>
> b. Notification to regulatory agencies having jurisdiction over the client that the auditor's report should no longer be relied upon.
>
> c. Notification to each person known to the auditor to be relying on the financial statements that his report should no longer be relied upon .

AU Section 561.

301. AU Section 311 provides that audit planning involves developing an overall strategy for the expected conduct and scope of the audit:

> The auditor should obtain a level of knowledge of the entity's business that will enable him to plan and perform his audit in accordance with generally accepted auditing standards. That level of knowledge should enable him to obtain an understanding of the events, transactions, and practices that, in his judgment, may have a significant effect on the financial statements. . .Knowledge of the entity's business helps the auditor in:
>
> (a) Identifying areas that may need special consideration;
>
> (b) Assessing conditions under which accounting data are produced, processed, reviewed, and accumulated within the or-

ganization;

(c) Evaluating the reasonableness of estimates;

(d) Evaluating the reasonableness of management representations.

(e) Making judgments about the appropriateness of the accounting principles applied and the adequacy of disclosures.

302. PwC failed to:

(a) Identify areas that needed special consideration, such as the appropriate valuation of securities for which market quotations were not readily available and the appropriate determination of illiquid securities or identified such areas but audited them in a manner that was so deficient that it amounted to no audit at all, while making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Assess the conditions under which accounting data was produced, reviewed, and accumulated within the organization or assessed such conditions and made audit judgments based upon said assessment that no reasonable auditor would have made if confronted with the same facts;

(c) Evaluate the reasonableness of estimates and management's representations or evaluated them in a manner which was so deficient that it amounted to no evaluation at all;

(d) Judge the appropriateness of the accounting principles applied and the adequacy of disclosures in the Funds' financial statements, or did so and arrived at judgments that no reasonable auditor would have arrived at if confronted with the same facts.

303. AU Section 230 mandates that this overall strategy is to comprehend the fact that: "Due professional care is to be exercised in the planning and performance of the audit

and the preparation of the report." AU Section 230 further states:

> Due professional care requires the auditor to exercise professional skepticism. Professional skepticism is an attitude that includes a questioning mind and a critical assessment of audit evidence. The auditor uses the knowledge, skill, and ability called for by the profession of public accounting to diligently perform, in good faith and with integrity, the gathering and objective evaluation of evidence.
>
> Gathering and objectively evaluating audit evidence requires the auditor to consider the competency and sufficiency of the evidence. Since evidence is gathered and evaluated throughout the audit, professional skepticism should be exercised throughout the audit process.
>
> The auditor neither assumes that management is dishonest nor assumes unquestioned honesty. In exercising professional skepticism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.

304. PwC violated GAAS by failing to exercise due professional care in the overall conduct and scope of its 2006 audit, including the planning and performance of the audit and the preparation of its audit report on the Funds' 2006 financial statements as particularized below.

305. AU Section 336 provides:

> The auditor's education and experience enable him or her to be knowledgeable about business matters in general, but the auditor is not expected to have the expertise of a person trained for or qualified to engage in the practice of another profession or occupation. During the audit, however, an auditor may encounter complex or subjective matters potentially material to the financial statements. Such matters may require special skill or knowledge and in the auditor's judgment require using the work of a specialist to obtain competent evidential matter.
>
> Examples of the types of matters that the auditor may decide require him or her to consider using the work of a specialist include,

but are not limited to...Valuation [of]...restricted securities....

306. In planning its 2006 audit, PwC failed to consider the facts and circumstances that indicated the existence of a substantially increased risk of material misstatement of the fair values assigned to the Funds' fair-valued investments – by failing to disclose the magnitude of such investments and the uncertain valuations thereof – and likewise failed to engage the services of a qualified and independent specialist to undertake a valuation of those investments for which market quotations were not readily available.

307. AU Section 333 provides that, while an auditor may rely on management's representations as part of the evidential basis for the audit client's financial statement assertions, the auditor may not rely exclusively on such representations:

> During an audit, management makes many representations to the auditor, both oral and written, in response to specific inquiries or through the financial statements. Such representations from management are part of the evidential matter the independent auditor obtains, but they are not a substitute for the application of those auditing procedures necessary to afford a reasonable basis for an opinion regarding the financial statements under audit.

308. PwC was required, but failed, to perform the above described audit procedures to corroborate management's representation that the Funds' investments in securities for which market quotations were not readily available were valued at their fair value and, accordingly, failed to comply with AU Section 333.

309. If PwC had performed the necessary corroborative procedures it would have learned that the Funds' investments in securities for which market quotations were not readily available were not valued at their fair value as represented, and would have called all other management representations into question, including, e.g., regarding Morgan Management's determinations of the liquidity of the Funds' securities. As stated in AU Section 333:

> If a representation made by management is contradicted by other audit evidence, the auditor should investigate the circumstances and consider the reliability of the representation made. Based on the circumstances, the auditor should consider whether his or her reliance on management's representations relating to other aspects of the financial statements is appropriate and justified.

310. Given the materiality of the Funds' investments in securities for which market quotations were not readily available, and the pervasive impact of these investments on the Funds' financial statements, PwC should have significantly expanded the scope of its audit and the nature of its procedures in observance of GAAS (AU Section 312), which states that: "Higher risk may cause the auditor to expand the extent of procedures applied, apply procedures closer to or as of year end, particularly in critical audit areas, or modify the nature of procedures to obtain more persuasive evidence." PwC failed to do so and therefore violated GAAS.

311. AU Section 325 requires an auditor to report certain critical matters to a company's Audit Committee. These critical matters are referred to as "reportable conditions" and are defined as issues relating to significant deficiencies in the design or operation of the internal control that could adversely affect the organization's ability to record, process, and report financial data consistent with the assertions of management in the financial statements.

312. AU Section 325 describes, *inter alia*, the following matters as reportable conditions:

(a) Inadequate overall internal control design;

(b) Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output;

(c) Inadequate procedures for appropriately assessing and applying accounting principles;

(d) Inadequate provisions for the safeguarding of assets;

(e) Evidence of failure of identified controls in preventing or detecting misstatements of accounting information;

(f) Evidence that a system fails to provide complete and accurate output consistent with the entity's control objectives because of the misapplication of controls;

(g) Evidence of intentional override of internal control by those in authority to the detriment of the overall objectives of the system;

(h) Evidence of willful wrongdoing by employees or management;

(i) Evidence of intentional misapplication of accounting principles;

(j) Evidence of misrepresentation by client personnel to the auditor;

(k) Absence of a sufficient level of control consciousness within the organization; and

(l) Evidence of undue bias or lack of objectivity by those responsible for accounting decisions.

313. One or more of the above reportable conditions existed with respect to the Funds' 2006 financial statements. For example, the Funds identified a number of portfolio securities that were restricted. See paragraph 96 above. Notwithstanding that these securities possessed the characteristics of illiquid securities and that restricted securities are presumptively illiquid securities, Morgan Management determined these securities to be liquid, thus overriding controls in place to protect the Funds' assets and resulting in the purchase of more illiquid securities when the portfolios already had more than 15% of their net assets in illiquid securities. PwC did not report to the Funds' Board this reportable condition, thereby violating AU Section 332 and GAAS.

314. AU Section 329 "requires the use of analytical procedures in the planning and overall review stages of all audits." Analytical procedures involve comparisons of recorded

amounts, or ratios developed from recorded amounts, to expectations developed by the auditor and include comparisons of the audited fund with its peers, including, e.g., the relative performance of the audited fund versus that of its peers and the reasons for any significant difference in such performance.

315. AU Section 316 states that the following are examples of risk factors relating to misstatements arising from fraudulent financial reporting:

(a) A significant portion of management's compensation represented by bonuses,

(b) Stock options, or other incentives, the value of which is contingent upon the entity achieving unduly aggressive targets for operating results, financial position, or cash flow (Morgan Management's compensation for advisory services was based upon the Funds' net asset values);

(c) An excessive interest by management in maintaining or increasing the entity's stock price or earnings trend through the use of unusually aggressive accounting practices (Morgan Management's treatment of restricted securities as liquid was "unusually aggressive," especially given the magnitude of such securities and the relative novel and untested nature thereof);

(d) Domination of management by a single person or small group without compensating controls such as effective oversight by the board of directors or audit committee (the Funds were managed by two portfolio managers, and, given what happened, either such management was not subject to effective oversight or the oversight was ignored);

(e) Inadequate monitoring of significant controls;

(f) Management failing to correct known reportable conditions on a timely basis (the purchases of illiquid securities in violation of the restriction against such purchases if they cause the Funds' illiquid securities to exceed 15% of net assets); or

(g) Management displaying a significant disregard for regulatory authorities (the failure to adhere to the SEC's guidance regarding limiting illiquid securities, guidance concerning investing in novel untested fixed income securities, and the need for mutual funds to comply with investment objectives and restrictions).

316. PwC failed to plan and execute its audit of the Funds' 2006 financial statements with a view to the existence of these risk factors. Thus, PwC failed "to modify procedures" and to exhibit an "increased sensitivity in the selection of the nature and extent of documentation to be examined in support of material transactions," and an "increased recognition of the need to corroborate management explanations or representations concerning material matters," as required by AU Section 316.

317. Based on the foregoing, PwC, contrary to its representations in its report on the Funds' 2006 financial statements, did not conduct its audit of the Funds' 2006 financial statements in accordance with generally accepted auditing standards and the Funds' financial statements were not presented in conformity with generally accepted accounting principles.

318. According to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Auditor's Report":

> The auditor's opinion that financial statements present fairly an entity's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles should be based on his judgment as to whether (a) the accounting principles selected and applied have general acceptance; (b) the accounting principles are appropriate in the circumstances; (c) the financial statements, including the related notes, are informative of matters that may affect their use, understanding, and interpretation...; (d) the information presented in the financial statements is classified and summarized in a reasonable manner, that is neither too detailed

> nor too condensed...; and (e) the financial statements reflect the underlying events and transactions in a manner that presents the financial position, results of operations, and cash flows stated within a range of acceptable limits, that is, limits that are reasonable and practicable to attain in financial statements.

319. As particularized above, the Funds' 2006 financial statements that were disseminated to the investing public were not presented "fairly...in conformity with generally accepted accounting principles" because:

(a) The accounting principles selected and applied in the preparation of the Funds' financial statements, particularly with respect to the failures to disclose the magnitude of fair-valued securities in the Funds' portfolios, the uncertainty inherent in the estimated valuations of those securities and the effect thereof on the Funds' respective NAVs, the methods and assumptions used to estimate the values of the Funds' thinly traded securities, the liquidity risk posed by portfolios so heavily invested in fair-valued illiquid securities, and the Funds' violations of their investment restrictions relating to the limit on illiquid securities and investments in a single industry, did not have general acceptance.

(b) The accounting principles that pervasively impacted the Funds' financial statements, particularly those relating to the determination of the fair value of investments in securities for which market quotations were not readily available, were not appropriate in the circumstances.

(c) The Funds' financial statements, including the related notes that failed to disclose critical information regarding the Funds' illiquid investments, were not informative of matters that affected their use, understanding, and interpretation.

(d) The Funds' financial statements did not reflect the underlying events and related circumstances in a manner that presented the financial position and the results of operations within a range of acceptable limits that were reasonable and practicable to attain in financial statements.

(e) The Funds' financial statements did not include a statement of cash flows, which was required by GAAP in view of the magnitude of securities in the Funds' portfolios whose valuations were estimated.

320. In the introductory portion of Accounting Series Release No. 173, the SEC made the following comments pertaining to economic substance:

> Another problem...is the need for emphasizing the importance of substance over form in determining accounting principles to be applied to particular transactions and situations. In addition to considering substance over form in particular transactions, it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations.
>
> We believe that the auditor must stand back from his resolution of particular accounting issues and assess the aggregate impact of the particular issues upon a reasonable investor's perception of the economic substance of the enterprise for which the financial statements are being presented.

321. In opining on the fairness of the Funds' 2006 financial statements, PwC expressly represented that its audit included "assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation." This statement is false because PwC failed to properly "assess the aggregate impact of the particular issues upon a reasonable investor's [and the Funds' directors'] perception of the economic substance of the enterprise for which the financial statements are being presented."

322. Based on the foregoing, PwC's audit of the Funds' financial statements for its fiscal year ended June 30, 2006 was not conducted in accordance with one or more of the following generally accepted auditing standards:

(a) General Standard No. 2, in that the audit was not performed by a person or persons having adequate technical training and proficiency as an auditor;

(b) General Standard No. 2, in that an independence of mental attitude was not maintained by PwC during said audit;

(c) General Standard No. 3, in that due professional care was not exercised in the performance of the audit and the preparation of PwC's report on the Funds' 2006 financial statements;

(d) Standard of Field Work No. 1, in that the work was not adequately planned and assistants and work were not properly supervised or reviewed;

(e) Standard of Field Work No. 2, in that PwC failed to obtain a sufficient understanding of the Funds' internal control structure to plan the audit and to determine the nature, timing, and extent of tests to be performed;

(f) Standard of Field Work No. 3, in that sufficient, competent evidential matter was not obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the Funds' financial statements under audit;

(g) Standard of Reporting No. 1, in that PwC's report on the Funds' 2006 financial statements stated falsely that the Funds' financial statements were presented in accordance with generally accepted accounting principles;

(h) Standard of Reporting No. 3, in that PwC's report on the Funds' 2006 financial statements failed to provide information required by generally accepted accounting principles but not disclosed in the Funds' financial statements or the footnotes thereto;

(i) Standard of Reporting No. 4, in that PwC's report improperly contained unqualified opinions on the Funds' 2006 financial statements because PwC had failed to conduct its audit of the Funds' financial statements in accordance with generally accepted auditing standards and, therefore, PwC had insufficient basis for expressing such unqualified opinions;

(j) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments for which multiple market quotations were not readily available;

(k) PwC failed to modify its audit report on the Funds' 2006 financial statements in light of the Funds' use of an improper valuation method for a significant portion of their investment portfolios;

(l) PwC's audit report failed to address the inadequacy of the valuation disclosures in the Funds' 2006 financial statements and the footnotes thereto;

(m) PwC failed to modify its audit report or call attention to the uncertainty of the Funds' respective net asset values caused by the uncertainty of the valuations of the Funds' excessive investments in securities for which market quotations were not readily available or that were fair valued;

(n) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the fair values of up to half or more of the Funds' investments; and

(o) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the Funds' compliance with their investment restrictions.

323. AU Section 508 required PwC to express a qualified opinion on the Funds' financial statements, in view of the scope limitation attributable to the uncertain valuation of a material portion of the Funds' net assets at June 30, 2006 and for the other reasons

described above.

324. PwC violated GAAS when it failed to express a qualified opinion on the Funds' 2006 financial statements, or to include an explanatory paragraph calling attention to the extent to which the valuations of the Funds' assets as of June 30, 2006, were subject to substantial uncertainty.

325. Pursuant to PwC's consent, PwC's report on the Funds' 2006 financial statements and the Funds' financial statements, including (a) Schedules of Investments as of June 30, 2006 and as of each quarter-end during said fiscal year; (b) Statements of Assets and Liabilities as of June 30, 2006; (c) Statements of Operations for the Years Ended December June 30, 2006; (d) Statements of Changes in Net Assets for the Years Ended June 30, 2005 and 2006; (e) Financial Highlights; and (f) Notes to Financial Statements were incorporated by reference into the Funds' registration statement effective on and after August 21, 2006 and the prospectus used to offer and sell the Funds' shares after August 21, 2006.

326. According to AU Section 711, because a registration statement under the Securities Act of 1933 speaks as of its effective date, the independent accountant whose report is included in such a registration statement has a statutory responsibility that is determined in the light of the circumstances on that date. AU Section 711 states: "To sustain the burden of proof that he has made a 'reasonable investigation', as required under the Securities Act of 1933, an auditor should extend his procedures with respect to subsequent events from the date of his audit report up to the effective date or as close thereto as is reasonable and practicable in the circumstances." AU Section 711 further states that the following procedures, *inter alia*, should be performed by the auditor:

(a) Read the latest available interim financial statements; compare them with the financial statements being reported upon; and make any other comparisons considered appropriate in the circumstances.

(b) Read the available minutes of meetings of stockholders, directors, and appropriate committees; as to meetings for which minutes are not available, inquire about matters dealt with at such meetings.

(c) Obtain a letter of representation from appropriate management officials as to whether any events occurred subsequent to the date of the financial statements being reported on by the independent auditor that in the officer's opinion would require adjustment or disclosure in these statements.

(d) Make such additional inquiries or perform such procedures as he considers necessary and appropriate to dispose of questions that arise in carrying out the foregoing procedures, inquiries, and discussions.

(e) Read the entire prospectus and other pertinent portions of the registration statement.

(f) Inquire of and obtain written representations from officers and other executives responsible for financial and accounting matters about whether any events have occurred, other than those reflected or disclosed in the registration statement, that, in the officers' or other executives' opinion, have a material effect on the audited financial statements included therein or that should be disclosed in order to keep those statements from being misleading.

327. Of all the professionals involved in the offer and sale of the Funds' shares to the investing public, the auditor is the only one whose involvement is legally required by the federal securities laws. With this legally conferred franchise comes the responsibility of acting as the investing public's guardian by ensuring that the Funds' financial statements accurately and meaningfully depict its financial situation.

DUTIES OF THE DEFENDANT DIRECTORS

328. By reason of their positions as directors of the Company/Funds, the Defendant directors owed the Company/Funds and its/their shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to manage the Company/Funds in a fair, honest, and equitable manner and to protect and preserve the Funds' assets.

329. The Defendant directors were required to act solely in furtherance of the best interests of the Company/Funds and its/their shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit or in furtherance of the interest or benefit of the non-director Defendants herein.

330. The Defendant directors were able to and did exercise control over the wrongful acts complained of herein.

331. To discharge their duties, the Defendant directors were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company/Funds and the management thereof by Morgan Management and Morgan Keegan and the Funds' officers, to wit:

(a) Exercise good faith and due care in ensuring that the assets of the Company/Funds were managed and administered by the Funds' officers, Morgan Management and Morgan Keegan in a manner that complied in all respects with the Funds' respective investment objectives, policies, restrictions, and representations to the Funds' shareholders and with all applicable federal and state laws, rules, regulations and requirements;

(b) Exercise good faith and due care in ensuring that the Funds were not managed in a manner that exposed them to risks wholly beyond what was contemplated by their respective investment objectives, policies, restrictions, and representations to the Funds' shareholders;

(c) Exercise good faith and due care in supervising the preparation, filing and/or dissemination of financial statements, press releases, audits, reports or other information required by law, and in examining and evaluating any reports or examinations, audits, or other financial information concerning the financial condition of the Company/Funds; and

(d) Exercise good faith and due care in ensuring that the Company's financial statements were prepared in accordance with generally accepted accounting principles ("GAAP").

332. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing adequate internal accounting for the Company/Funds and to ensure that the Funds' financial statements were based on accurate financial information. According to GAAP, to accomplish the objectives of accurately recording, processing, summarizing, and reporting financial data, a corporation must establish an internal accounting control structure. Among other things, the Individual Defendants were required to:

(a) Make and keep books, records, and accounts, which accurately and fairly reflect the transactions and dispositions of the assets of the issuer; and

(b) Devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that –

    (1) transactions are executed in accordance with management's authorization;

    (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.

333. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing

adequate risk management for the Company/Funds to ensure that the risks being assumed by the Funds as a result of how their assets were managed by Morgan Management and the Funds' officers were consistent with the Funds' respective stated investment objectives, policies, restrictions and representations made to the Funds' investors.

DEMAND IS EXCUSED

334. Plaintiffs bring this action derivatively in the right and for the benefit of the Company and the Funds to redress defendants' breaches of fiduciary duties and mismanagement.

335. Plaintiffs are owners of shares of the Funds and were owners of the Funds' shares at all times relevant hereto.

336. Plaintiffs will adequately and fairly represent the interests of the Company/Funds and its shareholders in enforcing and prosecuting their rights.

337. A demand requires the existence of three critical facts: (1) the Company has at least a majority of independent directors capable of making a decision on the question of whether to sue the Defendants herein; (2) that decision is one in which at least a majority of the Company's directors have no personal interest, financial or otherwise; and (3) there is a choice to be made that could be protected by the business judgment presumption, which here would necessarily be predicated on the notion that, with respect to whether this action should be pursued against the MK Defendants, the Company/Funds have interests that are separate and apart from the interests of the Funds' shareholders.

338. None of these three critical facts exists here:

(a) The Company does not have a majority of independent directors capable of making a decision on the question of whether to sue the Defendants herein;

(b) That decision is one in which at least a majority, if not all, of the Company's directors have a personal interest, financial and otherwise; and

(c) There is no choice to be made that could be protected by the business judgment presumption because the Company/Funds have no interests that are separate and apart from the interests of the Funds' shareholders with respect to whether this action should be pursued against the MK Defendants, and, therefore, given the complete identity of interests between the Funds' shareholders and the Company/Funds, what is in the interests of the Funds' shareholders is likewise wholly in the interests of the Company/Funds.

339. The Funds are open-end mutual funds; thus, unlike a conventional corporation, the Company/Funds have no business interests that compete or conflict with the interests of the Company/Funds' shareholders because:

(a) While a conventional business corporation has multiple constituencies whose interests are to be considered in deciding whether to pursue litigation against persons affiliated with the corporation, open-end funds like the Funds have only one constituency—their shareholders;

(b) While a conventional business corporation has customers who are not necessarily its shareholders and whose interests may be considered separate and apart from the shareholders' interests, the Funds' shareholders are also the customers, and are the only customers, of the Company/Funds, whose only function is to invest, manage and preserve, or not unduly risk, the investments of the Funds' shareholders;

(c) While a conventional business corporation has its own management, the Company/Funds do not have their own officers or other employees but are managed and administered by Defendants Morgan Management and Morgan Keegan, and the Funds' officers, employed by Morgan Management, are also officers of other mutual funds managed by Morgan Management;

(d) While a conventional business corporation actively carries on its business, the Company's Funds are only passive vehicles that serve solely to gather and hold assets that are managed by Defendant Morgan Management, not by the Company/Funds, pursuant to a contract between the Company and Defendant Morgan Management;

(e) While a conventional business corporation's net worth has a book value, as reflected on the corporation's balance sheet, that is invariably different from the aggregate market value of all of the corporation's outstanding shares on a given date, the outstanding shares of open-end funds, like the Funds, have an aggregate value that is at all times identical to the Funds' net worth (net asset value) as reflected on the Funds' balance sheet;

(f) While a conventional business corporation retains earnings and pays dividends only as the corporation's management and board of directors, in their sole discretion, determine to pay, open-end funds must pass through—i.e., pay out to their shareholders—all, or virtually all, interest and dividends received on securities held by the funds, and must likewise pay out to the fund's shareholders all capital gains realized upon the sale of securities held by the fund;

(g) While a conventional corporation's assets are not subject to being liquidated and the proceeds paid out to the corporation's shareholders upon demand, the assets of an open-end fund are subject at all times to being sold in order that the proceeds of such sales can be paid out upon the Funds' shareholders demanding redemption by the Fund of their shares;

(h) While a conventional corporation cannot be liquidated except upon approval of at least a majority of its shareholders, a corporation that is an open-end fund is self-liquidating—it can in actuality be liquidated upon all of the shareholders simply simultaneously demanding that their shares be redeemed, as to which demand there is no restriction of any practical consequence;

(i) Any recovery herein by the Company/Funds inures directly to the benefit of the Funds' shareholders because any such recovery is immediately reflected in the calculation of the Funds' respective net asset values and becomes the measure of how much the Funds' shareholders are entitled to receive upon redemption of their shares.

340. Thus, with respect to the decision to sue the MK Defendants, the Company/Funds have no interests that are counter to, or conflict with, the interests of the Funds' shareholders; whatever is in the interest of the Funds' shareholders is without exception also in the interest of the Company/Funds themselves.

341. The ICA provides that the interests of shareholders of a registered investment company clearly have primacy over the interests of all affiliates and others. The ICA provides that the interests of mutual fund investors are adversely affected:

"(1) when investors purchase, . . . receive dividends upon, . . . sell, or surrender securities issued by investment companies without adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements;

"(2) when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;

. . .

"(5) when investment companies, in keeping their accounts, in maintaining reserves, and in computing their earnings and the asset value of their outstanding securities, employ unsound or misleading methods, or are not subject to adequate independent scrutiny."

15 U.S.C. §§ 80a-1(b)(1), (2), (5).

342. In particular, as relevant herein, the Company/Funds have no interest whatsoever that is served by not pursuing recovery against the Defendants, including the MK Defendants, for the losses incurred by the Funds.

343. The only competing/conflicting interests are between the Company/Funds and their shareholders on the one hand and the MK Defendants on the other hand; thus, a demand would ask Defendant directors to sue themselves, along with the other MK Defendants.

344. The Company/Funds and its directors are duty-bound to pursue this action; they have no discretion to not do so for the following reasons:

(a) The investment objective of the Short Term Fund was preservation of capital. Thus, given that part of what the Company undertook to do was to preserve the capital of those who invested in the Short Term Fund, pursuit of this litigation to recover losses incurred by the Short Term Fund as a result of the mismanagement of its assets by the MK Defendants is nothing more than carrying out the functions and purposes of the Company, as to which function there can be no discretion, as it is entirely consistent with the stated purpose and objective of the Fund, which cannot be changed without shareholder approval.

(b) The investment objective of the Intermediate Fund was to invest primarily in intermediate-term investment-grade securities, the types of investments widely viewed as not risking capital, a view encouraged by the MK Defendants in advertising the Intermediate Fund as being appropriate for investors seeking to preserve their capital. Thus, given that part of what the Company undertook to do was to preserve the capital of those who invested in the Intermediate Fund, pursuit of this litigation to recover losses incurred by the Intermediate Fund as a result of the mismanagement of its assets by the MK Defendants is nothing more than carrying out the functions and purposes of the Company, as to which function there can be no discretion, as it is entirely consistent with the stated purpose and objective of the Fund, which cannot be changed without shareholder approval.

(c) While the investment objective of the High Income Fund permitted investments in below investment-grade securities, it was not those investments that primarily caused the Fund's losses. The MK Defendants represented the High Income Fund would be managed in such a manner so as to shield it from the kinds of NAV fluctuations experienced by other high-yield funds, but the MK Defendants failed to do so. Seeking to recover the losses incurred by the High Income Fund is entirely consistent with how the Company's directors allowed the Fund to be held out to investors, and they are now estopped from taking any different course of action that would be contrary to how they and the MK Defendants encouraged investors to perceive the High Income Fund.

345. The fact that there is no choice to be made in this matter as to which the business judgment doctrine might apply renders irrelevant the issue of whether there is a majority of independent directors who can disinterestedly act on the issue of whether to

pursue this litigation. Nevertheless, the Company's Board does not include a majority of directors capable of making a disinterested decision regarding whether to pursue this litigation against themselves and the other Defendants.

346. As of November 13, 2006, the Funds' officers and directors owned in the aggregate less than one percent of all classes of the Funds' outstanding shares.

347. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of December 31, 2006 (An asterisk (*) indicates officers and/or Directors who are admitted to be "interested persons" of the Company as defined by the 1940 Act by virtue of their positions with Morgan Keegan and Morgan Asset Management, Inc. (the "Adviser")):

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	$50,001-100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$10,001-$50,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

348. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the funds and in all registered investment companies overseen by the Director as of September 30, 2007.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	Over $100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$50,001-$100,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

349. Based on the preceding two paragraphs, as of September 2007, all but one of the Funds' six purportedly "independent" directors owned none to insignificant dollar amounts of the Funds' shares and were also directors of 15 other mutual funds in the Regions Morgan Keegan fund family, in which they held significant investments.

350. Thus, a minimal to non-existent portion of these purported independent directors' personal assets was at risk in the Funds, and they were necessarily preoccupied with the other 15 Regions Morgan Keegan funds of which they were directors during all relevant times herein and in which they held substantial investments. This preoccupation led them to fail to devote the necessary and appropriate attention to the concentration, liquidity and valuation risks and uncertainties unique (as compared with the other Regions Morgan Keegan funds) to the Funds as a result of the Funds investing an extraordinarily large (as compared with their respective peers) portion of their respective portfolios in thinly traded securities of uncertain valuation that could suddenly become unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses for the Funds.

351. Of the eight directors of the Company/Funds, two are admittedly not

independent or disinterested.

352. Of the remaining six, two are not independent or disinterested in the matter of suing the Defendants:

(a) McFadden has a significant banking and business relationship with Regions, which, *prima facie*, precludes him from being viewed as independent or disinterested.

(b) Besides her academic positions on the faculty of the University of Alabama, Culverhouse School of Accountancy, Stone is a past President of the American Accounting Association and a member of the Financial Accounting Standards Advisory Council, the AICPA Accounting Standards Executive Committee, the AACSB International Accounting Accreditation Committee, and the Board of Trustees of the Accounting Hall of Fame. She is widely published in various accounting journals and is co-author of "Business in a Changing World." Stone, whose position is dependent upon maintaining a distinguished reputation in the areas of accounting and auditing, is *prima facie* disabled from rendering a disinterested decision on this matter. Accounting and auditing issues are a major part of this case; her circumstances are unique among her fellow Company directors as she risks serious harm to her professional and academic reputation if the allegations herein are proven and the Company/Funds are found to be entitled to a recovery. Additionally, again alone among her fellow directors, she had substantially greater expertise regarding these matters than they did and, therefore, cannot hide behind a good faith defense or reliance on experts for these matters; thus, she is deprived of the kinds of defenses typically asserted by directors in derivative actions in which they are being sued. Finally, one of the Defendants, PwC, is a significant benefactor of the University of Alabama Culverhouse School of Accountancy, of whose faculty she is a prominent member. Accordingly, Stone is neither disinterested nor independent.

353. Based on the preceding two paragraphs, four of the eight directors are demonstrably not independent or disinterested in this matter, and, therefore, the Company lacks a majority of independent directors capable of a disinterested judgment on whether to pursue this litigation against themselves and the other Defendants.

354. Defendants Johnson, McFadden, Pittman and Stone were members of the Company's Audit Committee and were held out by the Company/Funds as "financial experts." Although to a lesser extent than Stone, Defendants Johnson, McFadden, and Pittman, in light of their acknowledged expertise in matters of finance and accounting, will be held to a standard more rigorous than that applied to their "non-expert" director colleagues and therefore deprive them of the kinds of defenses typically asserted by directors in actions such as this. Accordingly, in light of their heightened exposure, these four Defendant directors cannot reasonably be viewed as having no personal interest in the question of whether this action should be pursued. Adding these four directors to the admitted two interested directors means six of the eight directors of the Company/Funds are not disinterested in this matter.

355. Additionally, for the following reasons common to all eight directors, they are not independent or disinterested:

(a) All eight directors are also directors of 15 other Regions Morgan Keegan ("RMK") funds, to whom they also owe a fiduciary duty to act solely in the best interests of those funds and their shareholders. The officers of the Funds are also officers of the other 15 funds. All 15 of those funds are also managed and administered by Morgan Management and Morgan Keegan and are audited by PwC. One could reasonably conclude that it is not in the best interests of those funds and their shareholders for their investment adviser, distributor and auditor to be sued by the Company/Funds herein. Thus, in determining whether to sue the Defendants herein, the Funds' Defendant directors are faced with an irreconcilable conflict between the interests of the Company/Funds and their shareholders and the interests of the other Regions Morgan Keegan funds and their shareholders.

(b) Authorizing the pursuit of litigation against the other RMK funds' officers, investment adviser, distributor, and controlling persons would likely be seen by those funds and their shareholders as an act of disloyalty by these directors with respect to the other RMK funds of which they are also directors and in which these directors have much larger investments than they do in the Funds, exposing them to litigation for breach of fiduciary duty.

(c) All eight directors were selected by Morgan Management and/or Morgan Keegan or by persons affiliated therewith. The directors are effectively insulated from shareholder influence or control. The Funds have no annual shareholder meetings at which the shareholders could seek to remove directors. The directors select their replacements or the persons to fill any vacancies that arise on the board.

(d) All eight directors receive significant compensation from Defendant Morgan Management, the Funds' investment adviser, which compensation substantially exceeds their minimal to nonexistent investments in the Funds.

(e) A demand would ask these directors to sue themselves for an amount that, upon information and belief, substantially exceeds the amounts for which they are insured as officers and directors and for which they may not be entitled to indemnification by the other MK Defendants.

(f) The eight directors are among the primary wrongdoers and are incapable of objectively considering a demand to commence this action against themselves.

(g) Upon information and belief, the Company/Funds' directors' and officers' liability insurance coverage prohibits directors from bringing suits against each other (the "insured versus insured" exclusion). Thus, if the Defendant directors caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. They will not, and cannot be reasonably expected, do this to themselves. The Company's officers' and directors' liability insurance was purchased and paid for with funds belonging to the Company/Funds for the protection of the Company/Funds. This derivative action does not trigger the "insured versus insured" exclusion, and therefore only this derivative action can obtain a recovery from the Company/Funds' officers' and directors' insurance for the benefit of the Company/Funds.

356. Notwithstanding that the harm for which this litigation seeks a recovery occurred several months ago, and notwithstanding that the matters set forth herein must be well known to Defendant directors as a result of the pending *Atkinson* and *Willis* and other actions, and notwithstanding the pendency of the *Willis* action that further threatens the Funds' assets, the Defendant directors have taken no remedial or corrective action; such inaction demonstrably evidences the futility of a demand on Defendant directors to bring this action against themselves and the other Defendants.

357. Not only has the Funds' directors not taken any corrective action, but, on October 26, 2007, recognizing that the Funds has "significantly underperformed" their benchmarks, they renewed the investment advisory agreement between the Funds and

Morgan Management.

358. The only other action or thoughts the Funds' board has regarding the Funds' catastrophic losses, losses that for an intermediate-term bond fund are unprecedented and for a short-term bond fund are likewise unprecedented, or nearly so, is reflected in the following disclosure in the Funds December 31, 2007 semi-annual report:

> With respect to the performance of the Funds, the Board considered the performance of each Fund relative to its benchmark index and a peer group of investment companies pursuing broadly similar strategies. The Board also considered performance in relation to the degree of risk undertaken by the portfolio manager. The Board noted that during the past year Short Term Bond Fund underperformed its benchmark, while Intermediate Bond Fund and High Income Fund significantly underperformed their respective benchmarks. The Board also noted the extraordinary market developments in 2007 and the high level of net redemptions experienced by Intermediate Bond Fund and High Income Fund. The Board discussed each Fund's performance with the Adviser and discussed steps that the Adviser had taken, or intended to take, to improve each Fund's performance. The Board also determined to monitor closely the performance of Intermediate Bond Fund and High Income Fund on an ongoing basis.

359. Demand is excused because the mismanagement complained of herein was not an exercise of good faith business judgment by these directors. Having failed to fulfill their fiduciary duties of loyalty and good faith in allowing the complained of waste and mismanagement to occur, the Defendant directors cannot in good faith now consider a demand to commence this action, and the Funds' shareholders cannot reasonably be expected to rely on the Defendant directors to fairly and objectively evaluate a demand that they bring claims against themselves and each other for breaching their fiduciary duties by engaging in such conduct.

360. Thus, for the above reasons and based on the facts set forth herein, Plaintiffs have not made any demand on the Company/Funds' Board to institute this action against the

Defendants because such a demand is and would be a futile act.

CLAIMS

COUNT I

BREACH OF CONTRACT: MORGAN MANAGEMENT

361. This Count I is asserted against Morgan Management and its directly owning and indirectly owning corporate parents.

362. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of fiduciary duty.

363. The Advisory Agreement between the Company and Morgan Management, effective as of June 25, 2001, provides:

> 2. OBLIGATIONS OF AND SERVICES TO BE PROVIDED BY, THE ADVISER. The Adviser undertakes to provide the services hereinafter set forth and to assume the following obligations:
>
> A. INVESTMENT ADVISORY SERVICES.
>
> (i) The Adviser shall direct the investments of each Portfolio, subject to and in accordance with the each Portfolio's investment objective, policies and limitations as provided in its Prospectus and Statement of Additional Information (the "Prospectus") and other governing instruments, as amended from time to time, and any other directions and policies which the Board may issue to the Adviser from time to time.
>
> 2. OBLIGATIONS OF AND SERVICES TO BE PROVIDED BY, THE ADVISER. The Adviser undertakes to provide the services hereinafter set forth and to assume the following obligations:
>
> B. CORPORATE MANAGEMENT SERVICES.
>
> (i) The Adviser shall furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund.
>
> (ii) The Adviser shall pay the salaries of all personnel of the Fund or the Adviser performing services relating to research, statistical and invest-

ment activities.

Advisory Agreement by and between Morgan Keegan Select Fund, Inc., and Morgan Asset Management, Inc., paragraph 2.A. (i), B.(i), (ii).

364. Pursuant to Article FOURTH, part (a), of the Company's Articles of Incorporation, the purpose of the Company was, *inter alia*, to

> hold, invest and reinvest the funds of the Corporation, ... and to purchase, subscribe for or otherwise acquire, to hold for investment or otherwise, to trade and deal in, ... securities of any corporation,. . . .; and to exercise, as owner or holder of any securities, all rights, powers and privileges in respect thereof, including the right to vote thereon;. . .and to do any and all acts and things for the preservation, protection, improvement and enhancement in value of any and all such securities.

365. Pursuant to Section 6.7 of the Company/Funds' Articles of Incorporation, the Company/Funds' Board was required

> to determine, in accordance with generally accepted accounting principles, the net income, total assets and liabilities of the Corporation and the net asset value per Share of each Series and Class of Shares at such times and by such methods as it shall determine subject to any restrictions or requirements under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Securities and Exchange Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation.

The performance of this requirement could be delegated by the Board "to any one or more of the directors and officers of the Corporation, to the Corporation's investment adviser, to the custodian or depository of the Corporation's assets, or to another agent or contractor of the Corporation."

366. Pursuant to Section 10.1 of the Company/Funds' Articles of Incorporation, the Company/Funds' did delegate the requirements and duties described in the preceding paragraph 411 to Morgan Management pursuant to the Advisory Agreement; Section 10.1 provides:

. . . . The Board of Directors may also in its discretion from time to time enter into an investment advisory or management contract or contracts whereby the other party to such contract shall undertake to furnish to the Board of Directors such management, investment advisory, statistical and research facilities and services and such other facilities and services, if any, and all upon such terms and conditions, as the Board of Directors may in its discretion determine.

367. Pursuant to Section 10.2 of the Company/Funds' Articles of Incorporation, the self-dealing inherent in the negotiations between representatives of the Company/Funds and Morgan Management is not to provide a basis for invalidating or voiding the Advisory Agreement, and no person performing in such dual capacities on behalf of both the Company/Funds and the counterparty shall be "liable merely by reason of such relationship for any loss or expense to the [Company/Funds] under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, provided that the contract when entered into was reasonable and fair and not inconsistent with the provisions of this Article TENTH."

368. Pursuant to the Advisory Agreement and the delegation made pursuant to Section 10.1 of the Company/Funds' Articles of Incorporation, Morgan Management took on the responsibility for performing the functions described in Section 6.7 of the Company/Funds' Articles of Incorporation in accordance with the manner and requirements prescribed thereby.

369. Neither Section 6.7, nor Section 10.1, nor any other provision of the Company/Funds' Articles of Incorporation contain a provision exculpating any entity from liability for failing to perform the duties, obligations, and requirements set out in Article FOURTH and Section 6.7 in form or in substance akin to that found in paragraph 7.A. of the Advisory Agreement; furthermore, the Company/Funds' Articles of Incorporation do not contain a provision authorizing the Company/Funds' Board on behalf of the Company/Funds

to enter into an agreement that proposes to allow any such exculpation, and the inclusion of any such provision would have violated, and been prohibited by, Section 10.2 as not being "reasonable and fair and not inconsistent with the provisions of [Section 10.1]."

370. Based on the facts alleged herein, Morgan Management, which, pursuant to the above-described delegation and pursuant to paragraph 2.B.(i) and (ii) of the Advisory Agreement, conducted and had complete control over the operations of the Company/Funds at all times relevant herein, breached and/or otherwise violated:

(a) Paragraph 2.A.(i) of the Advisory Agreement in that Morgan Management did not "direct the investments of each [Fund], subject to and in accordance with the each [Fund's] investment objective, policies and limitations as provided in its Prospectus and Statement of Additional Information (the "Prospectus") and other governing instruments";

(b) Article FOURTH of the Company/Funds' Articles of Incorporation in that Morgan Management did not "do any and all acts and things for the preservation, protection, improvement and enhancement in value of any and all [] securities" purchased by the Funds;

(c) Sections 6.7 and 10.1 of the Company/Funds' Articles of Incorporation in that, in connection with its assumption of the responsibility for implementing Section 6.7 pursuant to the delegation pursuant to Section 10.1, Morgan Management did not "determine, in accordance with generally accepted accounting principles, the net income, total assets and liabilities of the Corporation and the net asset value per Share of each Series and Class of Shares at such times and by such methods as it shall determine subject to any restrictions or requirements under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Securities and Exchange

Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation."

371. As a result and in consequence of the breaches and violations described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches Morgan Management is liable.

372. Regions is liable for the breaches and violations alleged in this Count I because the Funds and services offered by Morgan Management were marketed with the Regions brand, and investors were induced to avail themselves of the investment opportunities offered by the Funds as part of the Regions network of financial services.

373. Because of the lack of a true and real arm's-length relationship between the Company/Funds and Morgan Management and the attempt to embed in the Advisory Agreement a waiver of any infirmities that might otherwise be found to taint the Advisory Agreement because of such self-dealing, the Advisory Agreement and the Articles of Incorporation are to be strictly construed and all ambiguities resolved against Morgan Management.

374. The exculpatory language of Section 7.A. of the Advisory Agreement relates solely to negligence but does not apply to breach of contract; to the extent that Section 7.A. is interpreted to apply to breach of contract, and to the extent that Section 6.7 of the Company/Funds' Articles of Incorporation encompasses requirements prescribed by, or pursuant to, the 1940 Act and the rules and regulations thereunder, Section 7.A. is void and ineffective pursuant to Section 47(a) of the 1940 Act.

COUNT II
BREACH OF CONTRACT: MORGAN KEEGAN

375. This Count II is asserted against Morgan Keegan.

376. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

377. Morgan Keegan is the distributor of the Fund's shares pursuant to an Underwriting Agreement between the fund and Morgan Keegan dated March 30, 2001 ("Underwriting Agreement"). The shares of the fund are offered continuously. The Underwriting Agreement obligates Morgan Keegan to provide certain services and to bear certain expenses in connection with the sale of the Funds' shares, including, but not limited to: distribution of prospectuses and reports to prospective shareholders; preparation and distribution of sales literature and advertising; administrative and overhead cost of distribution such as the allocable costs of executive office time expended on developing, managing and operating the distribution program; operating expenses of branch offices, sales training expenses, and communication expenses. Morgan Keegan also compensates investment brokers of Morgan Keegan and other persons who engage in or support distribution of shares and shareholder service based on the sales for which they are responsible and the average daily net asset value of fund shares in accounts of their clients. Morgan Keegan also pays special additional compensation and promotional incentives from time to time, to investment brokers for sales of fund shares. Pursuant to the Underwriting Agreement, as currently in effect, Morgan Keegan will receive as compensation for its services a 3.0% sales charge on most purchases of the Funds' shares.

378. Morgan Keegan provides accounting services to each Fund, which include, *inter alia*, portfolio accounting and valuation and financial reporting, and compliance control.

379. The Underwriting Agreement provides, *inter alia*:

> 1. . . . The Fund authorizes the Distributor, as exclusive agent for the Fund, subject to applicable federal and state law and the Arti-

cles of Incorporation and By-laws of the Fund: (a) to promote the Fund; (b) to solicit orders for the purchase of the Shares of subject to such terms and conditions as the Fund may specify; and (c) to accept orders for the purchase of the Shares on behalf of the applicable Portfolio. The Distributor shall comply with all applicable federal and state laws . . . .

380. The Fund Accounting Service Agreement and between the Company and Morgan Keegan, dated August 21, 2000, provides, *inter alia*:

> WHEREAS, Morgan Keegan is a brokerage firm, and is capable of providing, among other things, record keeping and fund accounting services in accordance with the 1940 Act, and the Securities Exchange Act of 1934 (the "1934 Act"), and the current prospectus of the Fund as filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act");
>
> . . .
>
> 1. SERVICES. Morgan Keegan agrees to provide all mutual fund accounting services to the Fund on behalf of each Portfolio required to conduct the business of the Fund or otherwise required under the 1940 Act, except such services as are normally performed by the investment adviser, the Fund's independent accountant, and the officers of the Fund. Such services shall include, without limitation, the following:
>
> A. PORTFOLIO ACCOUNTING SERVICES:
>
> . . .
>
> (3) For each security identified by the Fund on behalf of each Portfolio for pricing, obtain a price for each valuation date from a pricing source approved by the Fund's Board of Directors. Apply the price to the security's portfolio position to determine its market value as of valuation day. In the event that a price for a given security identified for pricing is not available from the normal pricing sources for a given valuation date, obtain a price from alternative source or sources identified by the Fund's investment adviser.
>
> (4) For each security not identified for pricing, determine its market value as of each valuation date using a method

identified by the Fund from among the following:

(a) Market value equals book value;

(b) Market value equals face value;

(c) Market value equals book value less any amortization balance or plus any accretion balance (amortized cost method);

(d) Another method approved by the Fund's Board of Directors or its Valuation Committee.

. . .

(9) Provide the portfolio-based reports requested in writing by the Fund or the Fund's investment adviser in a format as agreed to from time to time. Issue requested reports to the recipient and with the frequency identified in the request.

C. FUND VALUATION AND FINANCIAL REPORTING SERVICES:

(1) Account for share purchases, sales, exchanges, transfers, dividend reinvestment, and other share activity as reported on a timely basis by the Fund's transfer agent.

. . .

(3) . . . as of each valuation date produce the set of financial statements in the format agreed to from time to time. Issue the statements to the recipients identified in writing by the Fund on behalf of each Portfolio and with the specified frequency.

(4) For each day the Fund is open as defined in the Fund's prospectus, determine net asset value according to the accounting policies and procedures set forth in the Fund's prospectus.

(5) Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund and Portfolio operation at such time as required by the nature and characteristics of the Fund and each Portfolio. . . ..

(6) Communicate per share price for each valuation date to newspapers, the Fund's transfer agent, the Fund's investment adviser, and other parties as specified by the Fund's

Administrator.

(7) Prepare a monthly proof package of reports in the format agreed to from time to time which documents the adequacy of accounting detail to support month-end ledger balances and reports. Distribute this package to the recipients identified in writing by the Fund behalf of each Portfolio.

. . .

E. COMPLIANCE CONTROL SERVICES:

(1) Make the Fund's accounting records and the requested portfolio-based reporting identified above available to the investment adviser upon request in a timely fashion so as to support their compliance-monitoring review. Provide the compliance reporting in the format requested by the Fund. Issue the requested reports to the recipients and with the frequency identified in this request.

(2) Make the Fund's accounting records and the requested portfolio-based and compliance reporting identified above available upon request in a timely fashion, to the Fund's financial accountant, so as to support the Fund's compliance with all applicable regulatory filings including N-1A filings, N-SAR filing and any applicable IRS filings, and preparation of the Fund's financial statements.

(3) Make the Fund's accounting records identified above available upon request to Securities and Exchange Commission representatives, to the Fund's auditors and to designated Fund agents for their review as to the propriety of the Fund's accounting records and the Fund's operations.

(4) Maintain at Morgan Keegan's expense, and preserve at the Fund's expense in accordance with the 1940 Act and the rules thereunder, all such accounting records, which shall at all times be the property of the Fund.

. . .

3. RESPONSIBILITY OF MORGAN KEEGAN & COMPANY, INC. Morgan Keegan shall be held to the exercise of reasonable care in carrying out the provisions of this

> Agreement, but shall be indemnified by and shall be without liability to the Fund for any action taken or omitted by it in good faith without negligence or willful misconduct. Morgan Keegan shall be entitled to rely on and may act upon the reasonable advice of the Fund's auditors or of counsel (who may be counsel of the Fund) on all matters, and shall not be liable for any action reasonably taken or omitted pursuant to such advice.

. . .

381. Morgan Keegan, which had complete control over the distribution of the Funds' shares and over the accounting and asset valuation functions of the Company/Funds, breached and/or otherwise violated:

(a) The Underwriting Agreement by failing to (i) comply with applicable federal and state laws in connection with its distribution of the Funds' shares, (ii) ensure that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts, (iii) exercise, in connection with the distribution of the Company/Funds' shares, the requisite due diligence to ferret out all material facts relating to the Funds so that they may be disclosed, including all material facts bearing on the Funds' financial condition and the Funds' investment practices and risks, (iv) ensure that the Funds' June 30, 2006 annual financial statements and report and December 31, 2006 semi-annual financial statements and report were not false and misleading, and (v) that all sales materials accurately described the risks of the Funds and did not contain promises, representations, or other matters that should not have been made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed;

(b) The Fund Accounting Service Agreement by failing to (i) ensure that the Funds' financial statements accurately and fully complied with GAAP, (ii) ensure that the Funds' June 30, 2006 annual financial statements and report and December 31, 2006 semi-annual financial statements and report were not false and misleading, (iii) properly value the Funds' investments and disclose the uncertainty inherent in such valuations; (iv) ensure that the Funds complied with their investment objective, policies and restrictions; and (v) ensure that internal control was adequate to detect and avoid risks that were incompatible with the Funds' investment objectives and representations regarding how the Funds would be managed.

382. As a result and in consequence of the breaches and violations described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches Morgan Keegan is liable.

COUNT III
BREACH OF FIDUCIARY DUTY: OFFICERS AND DIRECTORS

383. This Count III is asserted against the Defendant officers and directors of the Company and the Funds (hereinafter "Individual Fiduciary Defendants").

384. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of fiduciary duty.

385. The Company/Funds' Articles of Incorporation, Section 11.1, provides, "To the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) as currently in effect or as it may hereafter be amended, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages." Although, pursuant to the Maryland Code, §§ 2-405.2 and 5-418, as relevant herein, officers and directors can be liable for money damages to the corporation only for active and

deliberate dishonesty, pursuant to the 1940 Act §§ 17(h) and 47(a), Section 11.1 is void, so that the officers and directors of the Company/Funds are liable to the Company/Funds for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their respective offices.

386. Pursuant to Maryland Code § 2-405.1, a director shall perform his duties as a director, including his duties as a member of a committee of the board on which he serves: (1) in good faith; (2) in a manner he reasonably believes to be in the best interests of the corporation; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances.

387. The Funds were required to adhere to their respective investment objectives and policies and fundamental investment restrictions, and the Individual Fiduciary Defendants were required to manage the Funds in compliance with said investment objectives and policies.

388. By their failure to manage the Funds in compliance with said investment objectives and policies, the Individual Fiduciary Defendants violated the 1940 Act § 13.

389. By their conduct, the Individual Fiduciary Defendants did not act in good faith but intentionally, in bad faith, with gross negligence or reckless disregard of their duties and of the information readily available to them regarding the manner in which the Funds were being managed, engaged in the waste of the Funds' assets and, in so doing, breached their fiduciary duties, as alleged herein.

390. As a direct and proximate result of the Individual Fiduciary Defendants' breaches of their fiduciary duties, the Company/Funds have sustained damages.

COUNT IV
BREACH OF FIDUCIARY DUTY: CORPORATE DEFENDANTS

391. This Count IV is asserted against the Defendants Morgan Management and its

parent corporations, including Regions, and Morgan Keegan ("Corporate Defendants").

392. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of fiduciary duty.

393. The Funds' shareholders have not elected the Company/Funds' directors since June 26, 2003; the Company/Funds do not hold annual shareholder meetings for the purpose of electing directors. The presently serving directors were initially selected by Morgan Management, and the Funds' directors need not, and have not, been subject to annual election by the Funds' shareholders. Because the Funds' shareholders do not annually elect the Funds' directors, Morgan Management effectively controls the Company/Funds and, therefore, owes a fiduciary duty to the Funds' shareholders.

394. Given its dominance over the Company/Funds' Board, Morgan Management usurped the Board's functions and performed the functions of the Board through its agents the nominal directors of the Company/Funds.

395. The Funds were required to adhere to their respective investment objectives and policies and fundamental investment restrictions, and the Corporate Fiduciary Defendants were required to manage the Funds in compliance with said investment objectives and policies.

396. By their failure to manage the Funds in compliance with said investment objectives and policies, the Corporate Fiduciary Defendants violated the 1940 Act § 13.

397. The proscription in the Company/Funds Articles of Incorporation against money damages relates only to officers and directors who are natural persons and not to corporations that act as the functional equivalent of a board of directors.

398. The Corporate Fiduciary Defendants did not act in good faith but intentionally, in bad faith, with gross negligence or reckless disregard of their duties, engaged in the waste

of the Funds' assets and, in so doing, breached their fiduciary duties.

399. As a direct and proximate result of the Corporate Fiduciary Defendants' breaches of their fiduciary duties, the Company/Funds has sustained damages in an amount to be proved at trial.

COUNT V
NEGLIGENCE: MORGAN KEEGAN

400. This Count V is asserted against Morgan Keegan based on the Fund Accounting Service Agreement.

401. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for negligence.

402. The conduct alleged herein to be the basis for this claim against Morgan Keegan occurred within the three years preceding the filing of this action. This action has been commenced within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the basis for this claim by the exercise of reasonable diligence.

403. Pursuant to the Fund Accounting Service Agreement, Morgan Keegan, agreed to be "held to the exercise of reasonable care in carrying out the provisions of [said] Agreement." Morgan Keegan and the Company further agreed that Morgan Keegan would be "without liability to the [Company] for any action taken or omitted by it in good faith," provided that Morgan Keegan was not negligent or engaged in willful misconduct.

404. Morgan Keegan:

(a) Performed accounting, asset valuation and compliance services for the Company;

(b) Prepared, reviewed, or was required to review, disclosures in the

Company/Funds' registration statement and amendments thereto and advertising and other sales materials; and

(c) Performed due diligence in connection with the distribution of the Funds' shares.

405. The Company/Funds and their management and Board relied upon the expertise of Morgan Keegan with respect to those matters that Morgan Keegan undertook to perform pursuant to the Fund Accounting Service Agreement.

406. Morgan Keegan owed to the Company/Funds a duty of due care in connection with the manner in which it rendered the services pursuant to the Fund Accounting Service Agreement.

407. Morgan Keegan owed to the Company/Funds a duty of due care to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements accurately, completely and fully in compliance with GAAP and performed their audits in accordance with GAAS;

(b) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(c) The Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions;

(d) The Funds' registration statement and prospectus used by the MK Defendants to sell the Funds' shares in 2006 and 2007 did not contain fraudulent or misleading financial information.

408. With respect to the functions and services performed or rendered as described in the preceding paragraphs 403-06, Morgan Keegan breached the duty of due care owed to the Company/Funds.

409. But for Morgan Keegan's negligence, the Funds would not have suffered the substantial losses they did suffer, and such losses were the proximate or foreseeable consequence of Morgan Keegan's negligence.

410. As a result of Morgan Keegan's negligence, the Funds have been damaged and are entitled to recover damages from PwC in an amount to be proved at trial.

COUNT VI
NEGLIGENCE: PWC

411. This Count VI is asserted against PwC as the auditor of the Funds' financial statements for its fiscal year ended June 30, 2006 and in connection with its review of the Funds' semi-annual report for December 31, 2006 and its review of the Funds' prospectus dated November 1, 2006.

412. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for negligence.

413. The conduct alleged herein to be the basis for this claim against PwC occurred within the three years preceding the filing of this action. This action has been commenced within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the basis for this claim by the exercise of reasonable diligence.

414. PwC consented to being named in the Funds' registration statement, as amended August 31, 2006 and October 30, 2006, as having prepared or certified portions of the registration statement or as having prepared or certified reports used in connection with the registration statement. Liability is asserted herein against PwC in connection with those portions of the registration statement and amendments thereto prepared or certified by PwC or otherwise attributable to statements or reports prepared or certified by PwC and those statements therein made by PwC based on its authority and professional expertise.

415. PwC:

(a) Performed accounting and auditing services in connection with such registration statements and amendments;

(b) Reviewed, or was required to review, those disclosures in such registration statement and amendments thereto related to matters for which it had responsibility as the auditor of the Funds' 2006 financial statements; and

(c) Reviewed, or was required to review, or offered to review, which offer, if made, was accepted by the Funds' officers and directors and relied upon by said persons, the extent to which the Funds were managed in a manner consistent with their investment objectives and restrictions as disclosed in such registration statements and otherwise and in compliance with applicable laws, rules and regulations.

416. The Company/Funds and their management and Board relied upon the expertise of PwC with respect to those matters for which, as the auditor of the Funds' financial statements, PwC was responsible in connection with such registration statements.

417. PwC conducted its audit of the Company/Funds' 2006 annual financial statements, and prepared its audit report, for the benefit of the Funds' management and directors. PwC addressed its report to the Company/Funds' Board, addressed its management letter to the Company/Funds' officers, and conducted such audit and prepared such reports with knowledge that the Funds' management and directors were the intended recipients of such reports and the Funds' 2006 financial statements, that such audit was being conducted for their benefit, and that they would rely on such reports in connection with carrying out their responsibilities as managers and directors of the Funds.

418. PwC conducted its reviews of the Funds' December 31, 2006 semi-annual financial statements for the benefit of the Funds' management and directors. PWC

conducted such reviews with knowledge derived from its audit of the Funds' 2006 annual financial statements and with knowledge that the Funds' management and directors were the intended recipients of the Funds' semi-annual financial statements, and that the Funds' management and shareholders would rely on the Funds' semi-annual financial statements in connection with carrying out their responsibilities as managers and directors of the funds. PwC addressed its report on its review of the Company/Funds' December 31, 2006 financial statements to the officers and directors of the Company/Funds.

419. PwC owed to the Company/Funds and their management and directors a duty to provide the information contained in its report on the Funds' 2006 financial statements. This duty arose, in part, from its role as a certified public accountant and, in part, because PwC addressed its reports on the Funds' financial statements to the Funds' directors and management and because the Funds' directors annually select PwC as the auditor of the Funds' financial statements. PwC was able to foresee, and did foresee, that the Funds' 2006 audited financial statements, its report thereon and its management letter would be relied upon by the Funds' management and directors.

420. PwC owed to the Company/Funds and their management and directors a duty of due care in connection with its audit of the Funds' 2006 annual financial statements and its review of the Funds' December 31, 2006 semi-annual financial statements

421. The Funds filed with the SEC amendments to their registration statement after August 21, 2006 so that the Funds could continue to sell and redeem their shares. PwC performed accounting and auditing services in connection with such amendments, read the disclosures in such registration statement and amendments thereto, and ascertained or assured that, or was required to ascertain or assure that, the presentation of the Funds' 2006 financial statements, or financial information derived from such financial statements, in such registration statements or amendments thereto, was in accordance with GAAP. The Funds

and their Board relied upon the expertise of PwC with respect to matters of accounting and auditing the Funds' financial statements in connection with each such registration statement.

422. PwC performed accounting and auditing services in connection with the Funds' Form N-SAR report filed with the SEC.

423. PwC read the Funds' annual and semi-annual reports to their shareholders, releases announcing operating results and dividends, and all other statements by the Funds' management that incorporated or referenced all or portions of the Funds' audited financial statements (as required by AU §§ 551 and 711), and was required to ascertain or assure that the presentation of the Funds' financial statements was in accordance with GAAP.

424. PwC owed to the Company/Funds a duty of due care to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements accurately, completely and fully in compliance with GAAP and performed their audits in accordance with GAAS;

(b) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(c) In accordance with their audit of the Funds' 2006 annual financial statements pursuant to which PwC was required to provide such assurance, the Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions;

(d) The Funds' registration statement and prospectus used by the MK Defendants to sell the Funds' shares in 2006 and 2007 did not contain fraudulent or misleading financial information.

425. Because of PwC's expertise in matters of accounting and auditing and other offered services, the Funds and the MK Defendants properly relied on PwC to inform them

of any financial or other matters that are the subject of the audit of a registered investment company's financial statements, or of the other offered services, that would adversely affect the Funds.

426. With respect to the functions and services performed or rendered as described in the preceding paragraphs 415-18, PwC failed to exercise that degree of diligence and due care that the Company/Funds and their management and directors were entitled to expect of a professional services firm such as PwC.

427. But for PwC's negligence, the Funds would not have suffered the substantial losses they did suffer, and such losses were the proximate or foreseeable consequence of PwC's negligence.

428. As a result of PwC's negligence, the Funds have been damaged and are entitled to recover damages from PwC in an amount to be proved at trial.

COUNT VII
CONTRIBUTION

429. This Count VII is asserted against all Defendants.

430. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

431. The Company is otherwise entitled to contribution from Defendants with respect to any liability incurred by the Company under the Securities Act of 1933 in connection with pending putative class actions against the Company.

COUNT VIII
NEGLIGENT MISREPRESENTATION: CORPORATE DEFENDANTS

432. This Count VIII is asserted against the Corporate Defendants.

433. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim of negligent

misrepresentation.

434. The Corporate Defendants misrepresented to the Funds' directors that Morgan Management was managing, and that Morgan Keegan was administering, the Funds in accordance with the Company/Funds' Articles of Incorporation and the Advisory Agreement when, as set forth above, they were not.

435. Morgan Management and Morgan Keegan owed to the Company/Funds a duty of due care to assure that the Funds stated their financial statements accurately, completely and fully in compliance with GAAP, that the Funds were managed and administered in compliance with their respective investment objectives, policies and restrictions, and that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts.

436. Morgan Management and Morgan Keegan failed to cause the Funds to state their financial statements accurately, completely and fully in compliance with GAAP, to manage and administer the Funds in compliance with their respective investment objectives, policies and restrictions, and to ensure that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts, as set forth above.

437. Morgan Management and Morgan Keegan were responsible for exercising the requisite due diligence in connection with the Corporate Defendants' distribution of the Company/Funds' shares.

438. The purpose of the distributors' due diligence is to ferret out all material facts relating to the issuer of the securities to be distributed so that they may be disclosed, including all material facts bearing on the Funds' financial condition and the Funds' investment practices and risks.

439. Because of Morgan Management's and Morgan Keegan's expertise in matters

of managing and administering mutual funds and distributing securities to public investors, the Funds properly relied on Morgan Management and Morgan Keegan to inform them of any financial or other matters or risks that would adversely affect the Funds and that required disclosure in the Funds' registration statement, prospectus, SAI, or annual and semi-annual reports or advertising, or of promises, representations, or other matters contained in advertising or other disclosure documents that should not be made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed.

440. Morgan Management and Morgan Keegan negligently, or knowingly or in reckless disregard of the truth, approved or directly assisted in the preparation of the false and misleading registration statement and prospectus filed with the SEC and used to distribute the Funds' shares.

441. Morgan Management and Morgan Keegan negligently, or knowingly or in reckless disregard of the truth, approved or directly assisted in the preparation of the Funds' false and misleading 2006 annual and semi-annual financial statements filed with the SEC, which filings were necessary to enable the MK Defendants and Funds to continue to sell the Funds' shares to the investing public to the benefit of the MK Defendants in the form of increased commissions and management and administrative fees.

442. Morgan Management and Morgan Keegan supplied to the directors information in the form of the Funds' 2006 annual and semi-annual reports and prospectus and SAI that were false and misleading for the reasons alleged herein.

443. Morgan Management and Morgan Keegan made to the Funds promises and representations contained in advertising and other disclosure documents that should not have been made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed.

444. Morgan Management supplied false information, or failed to supply

information, to Morgan Keegan and other of the Corporate Defendants and the Funds for their use in determining whether to distribute the Funds' shares. The Funds and the Corporate Defendants justifiably relied upon Morgan Management's investment advisory and management expertise in determining to distribute the Funds' shares and would not have distributed the Funds' shares if Morgan Management had informed the Funds, Morgan Keegan and other of the Corporate Defendants of, *inter alia*, the Funds' violations of their respective investment objectives, policies and restrictions, including the effect on the Funds' assets of the Funds' investments in thinly traded, exotic, complex, market-untested, structured financial instruments of uncertain valuation that could suddenly become unsalable.

445. By reason of their conduct as described herein, Morgan Management and Morgan Keegan are liable to the Funds for the losses suffered by them and, to the extent that the Funds are held liable in shareholder class actions brought against them in federal court because:

(a) Morgan Management and Morgan Keegan, in connection with their management, advisory and administrative services to the Funds upon which the Funds and their management and directors relied to determine that the Funds were being properly managed, or were not being improperly managed, failed to disclose to the Funds, their management and directors information regarding the manner in which the Funds were being improperly managed, and the information supplied by Morgan Management and Morgan Keegan was for the benefit and guidance of the limited group consisting of the Funds' directors and other MK Defendants;

(b) The information supplied by Morgan Management and/or Morgan Keegan to the Funds, or information that was not supplied, upon which the Funds' directors relied to determine that the Funds' registration statement, prospectus, SAI, annual and semi-annual reports and advertising materials were free of misleading financial or other information regarding the Funds' risks and management, was for the benefit and guidance of the limited group consisting of the Funds' directors and Corporate Defendants;

(c) Said losses were suffered as a result of the Funds' heavy purchases of thinly traded, structured financial instruments, which purchases Morgan Management and/or Morgan Keegan influenced, directed and controlled; and

(d) Said losses were also suffered as a result of the Funds' and MK Defendants' distribution of the Funds' shares in reliance on Morgan Management's expertise as a mutual fund manager and Morgan Keegan's expertise as a distributor of securities to the public and the absence of false or misleading material facts in the Funds' registration statement, prospectus, SAI, annual and semi-annual reports and advertising materials, and the disclosure of all material facts in those disclosure documents.

446. The Funds incurred their losses because of their reliance on their officers and directors and the other MK Defendants to ensure that the Funds and the distribution of their shares complied with all applicable laws and regulations and that there was reasonable assurance that the Funds were being managed in accordance with their respective investment objectives, policies and restrictions.

447. Morgan Management and Morgan Keegan, in connection with their engagement to manage and administer the Funds and assisting the MK Defendants (including the Funds' directors) in their management of the Funds and their due diligence regarding the distribution of the Funds' shares, were under a public duty to cause the Funds' financial statements to be presented in accordance with GAAP, which required disclosures

as set forth above, and to advise the MK Defendants as to any misleading or omitted material financial or other information in the Funds' financial statements or prospectus. This duty is for the benefit of the Funds, and the Funds are within the class of persons for whose benefit this duty was created. The investments made by the Funds in thinly traded securities and the sale by the Funds of their shares to the investing public were transactions in which the Funds were intended to be protected by said duty. Accordingly, Morgan Management and Morgan Keegan are liable to the Funds.

448. The Corporate Defendants are liable to the Funds in an amount to be proven at trial.

449. Even if one or more of the Corporate Defendants did not make negligent misrepresentations, as alleged herein, one or more of the Corporate Defendants participated in and aided, abetted and materially assisted the said Defendants in their negligent misrepresentations. The Funds were harmed as a result of the tortious conduct of said Defendants because they:

(a) Engaged in tortious conduct with each other and/or with PwC or pursuant to a common design with them, or

(b) Knew, or should have known, that one or more of said Defendants' conduct constituted a breach of duty and substantially assisted or encouraged one or more of said Defendants so to conduct themselves, or

(c) Substantially assisted one or more of said Defendants in accomplishing a tortious result, and its own conduct, separately considered, constituted a breach of duty to plaintiffs and other putative class members.

450. As a result of the conduct described in paragraphs 433-449, the Funds have been damaged and are entitled to recover damages from said Defendants in an amount to be proved at trial.

COUNT IX
NEGLIGENT MISREPRESENTATION: PWC

451. This Count IX is asserted against PwC.

452. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim of negligent misrepresentation.

453. Defendant PwC made misrepresentations to the Funds and their officers and directors as set forth herein, in particular in or with respect to the reports made to the Funds and their officers and directors with respect to PwC's audit of the Funds' June 30, 2006 annual financial statements, its review of the Funds' December 31, 2006 semi-annual financial statements, its review of the Funds internal control with respect to the Form N-SAR report, and its management letter to the Funds' management.

454. PwC owed to the Company/Funds a duty of due care to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements accurately, completely and fully in compliance with GAAP and performed their audits in accordance with GAAS;

(b) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(c) In accordance with their audit of the Funds' 2006 annual financial statements pursuant to which PwC was required to provide such assurance, the Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions;

(d) The Funds' registration statement and prospectus used by the MK Defendants to sell the Funds' shares in 2006 and 2007 did not contain fraudulent or misleading financial information.

455. PwC failed to exercise that degree of diligence and due care that the Company/Funds were entitled to expect of an auditing firm such as PwC and failed to disclose to the Funds' officers and directors, and to require the disclosure of, matters of which PwC was aware or, in the exercise of reasonable care, should have been aware.

456. PwC advised the MK Defendants with respect to, and assisted the MK Defendants in carrying out, MK Defendants' due diligence in connection with the MK Defendants' distribution of the Company/Funds' shares and, in particular, advised the MK Defendants regarding whether the financial statements and Financial Highlights contained in the Company/Funds' registration statement and prospectus were in accordance with applicable GAAP and SEC requirements.

457. Because of PwC's expertise in matters of accounting and auditing, the Funds and the MK Defendants properly relied on PwC to inform them of any financial or other matters that are the subject of an audit of a registered investment company's financial statements that would adversely affect the Funds or investors in the Funds.

458. PwC negligently failed to conduct its audit of the Funds' June 30, 2006 financial statements in the manner required of it so as to assure it would report to the Funds and their management and directors those matters that would have been reported to the Funds and their management and directors if the audit had been properly conducted, as described herein.

459. PwC negligently approved or directly assisted in the preparation of the false and misleading registration statement and prospectus filed with the SEC on or about November 1, 2006, and used to distribute the Funds' shares.

460. PwC negligently approved or directly assisted in the preparation of the Funds'

false and misleading 2006 annual and semi-annual financial statements filed with the SEC, which filings were necessary to enable the MK Defendants and Funds to continue to sell the Funds' shares to the investing public to the benefit of the MK Defendants in the form of increased commissions and management and administrative fees.

461. PwC supplied to the Funds' directors false information in the form of the Funds' 2006 annual and semi-annual reports and prospectus that were false and misleading all as alleged herein.

462. PwC supplied false information, or failed to supply information, to the MK Defendants for their use in determining whether to distribute the Funds' shares. The MK Defendants justifiably relied upon PwC's auditing expertise in determining to distribute the Funds' shares and would not have distributed the Funds' shares if PwC had informed the MK Defendants of, *inter alia*, material facts such as the Funds' violations of their respective investment objectives, policies and restrictions, including the effect on the Funds' assets of the Funds' heavy investments in thinly traded structured financial instruments.

463. By reason of its conduct as described herein, PwC is liable to the Funds for the losses suffered by them and, to the extent that the Funds are held liable in class actions brought against them by their existing and former shareholders, because:

(a) The information supplied by PwC to the Funds, their management and directors and the other MK Defendants in its reports addressed to the Funds' management, directors and shareholders upon which the MK Defendants (including the Funds' directors) relied to determine that the Funds were being properly managed was false and misleading because it failed to include material facts regarding the manner in which the Funds were being improperly managed;

(b) The information supplied by PwC to the MK Defendants in its reports addressed to the Funds' management, directors and shareholders upon which the MK Defendants (including the Funds' directors) relied to determine that the Funds' registration statement, prospectus, and annual and semi-annual reports were free of misleading financial information was false and misleading because it failed to include material facts regarding the manner in which the Funds were being improperly managed;

(c) With respect to the information described in the preceding two subparagraphs, said information was for the benefit and guidance of the limited group consisting of the Funds' directors and other MK Defendants;

(d) Said losses were suffered as a result of the Funds' purchases of thinly traded structured financial instruments in violation of their respective investment objectives, policies and restrictions and without regard to the effect on the Funds' assets of the Funds' heavy investments in such thinly traded securities, which purchases PwC intended the information in its reports on Funds' financial statements and internal controls to influence and which purchases constituted the improper management of the Funds' assets; and

(e) Said losses were also suffered as a result of the Funds' and MK Defendants' distribution of the Funds' shares in reliance on PwC's expertise as an auditor of mutual fund financial statements and the absence of false or misleading financial information in the Funds' registration statement and prospectus and the disclosure of all material facts in those financial statements.

464. The Funds incurred their losses because the Funds relied on their officers' and directors' and their reliance on the MK Defendants, who turn relied upon the information provided by PwC, which included PwC's reports on the Funds' June 30, 2006 annual report and audited financial statements, PwC's review of the Funds' December 31, 2006 semi-

annual report and financial statements, PwC's report on the Funds' internal controls, and PwC's management letter to the Funds' management to assure the Funds there was reasonable assurance that they were being managed in accordance with their respective investment objectives, policies and restrictions and that the distribution of the Funds' shares complied with all applicable laws and regulations.

465. PwC, as certified public accountants, was under a public duty to provide assurance that the Funds' financial statements were presented in accordance with GAAP. This duty is for the benefit of the Funds, and the Funds are within the class of persons for whose benefit this duty was created. The investments made by the Funds in thinly traded securities and the sale by the Funds of their shares to the investing public were transactions in which the Funds were intended to be protected by said duty.

466. Even if PwC did not make negligent misrepresentations, as alleged herein, PwC participated in and aided, abetted and materially assisted the MK Defendants in the MK Defendants' negligent misrepresentations as set forth herein. The Funds were harmed as a result of the tortious conduct of PwC because PwC:

(a) Engaged in tortious conduct with the MK Defendants or pursuant to a common design with them, or

(b) Knew, or should have known, that one or more of the MK Defendants' conduct constituted a breach of duty and substantially assisted one or more of the MK Defendants so to conduct themselves, or

(c) Substantially assisted one or more of the MK Defendants in accomplishing a tortious result, and its own conduct, separately considered, constituted a breach of duty to plaintiffs and other putative class members.

467. The Funds have been damaged and are entitled to recover damages from PwC in an amount to be proved at trial.

COUNT X
BREACH OF CONTRACT: PwC

468. This Count X is asserted against PwC.

469. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating this claim for breach contract.

470. The Funds and PwC entered into an agreement pursuant to which PwC agreed to provide auditing and other services to the Funds in connection with the Funds' June 31, 2006 audited financial statements and annual report, the Funds' December 31, 2006 semi-annual report, and the Funds' November 2006 amendments to the Funds' registration statements.

471. PwC was, pursuant to this agreement, contractually obligated to perform its services properly and in accordance with the laws, regulations, principles and standards applicable to auditors of mutual funds' financial statements.

472. In performing its audit of the Funds' June 30, 2006 financial statements and in rendering its other services in connection with the Funds' December 31, 2006 semi-annual report and November 2006 amendments to the Funds' registration statements, PwC did not perform its services in the manner in which it was required by contract to perform, thus breaching its contract with the Funds, as described above.

473. As a result and in consequence of the breaches described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches PwC is liable.

DAMAGES AND OTHER RELIEF

474. Derivative Plaintiffs seek damages herein on behalf of the Company/Funds in an amount equal to the difference between the value of the Funds' respective assets on

January 1, 2007 and the value of the Funds' respective assets on an appropriate date.

475. The losses attributable to the decline in the value of the Funds' assets during the period January 1, 2007 through February 27, 2008 are estimated as follows:

12 Months Ended 12/31/07	STF	IBF	HIF	Totals
Beginning NAV for 12 Months Ended 12/31/07	78,484,963	913,794,047	1,251,570,702	2,243,849,712
Plus Net Investment Income	4,438,237	41,652,161	80,380,530	126,470,928
Minus Distributions to Shareholders	(4,490,881)	(56,718,416)	(113,323,902)	(174,533,199)
Plus/Minus Net Sales/Redemptions/Reinvested Dividends	(14,366,054)	(377,885,875)	(574,021,190)	(966,273,119)
Subtotal	64,066,265	520,841,917	644,606,140	1,229,514,322
Ending NAV 12/31/07	50,006,410	168,740,030	156,720,193	375,466,633
Gains/(Losses) [Realized and Unrealized] on Assets	(14,059,855)	(352,101,887)	(487,885,947)	(854,047,689)
Two Months 1/1/08-2/27/08				
Beginning NAV for Two Months Ended 2/27/08	50,006,410	168,740,030	156,720,193	375,466,633
Plus Net Investment Income	Not Available	Not Available	Not Available	Not Available
Minus Distributions to Shareholders	Not Available	Not Available	Not Available	Not Available
Plus Reinvested Dividends	Not Available	Not Available	Not Available	Not Available
Plus/Minus Net Sales/Redemptions/Reinvested Dividends	(30,713,109)	(24,437,887)	(9,719,560)	(64,870,556)
Subtotal	19,293,301	144,302,143	147,000,633	310,596,077
Ending NAV 2/27/08	16,291,732	90,921,180	119,905,088	227,118,000
Gains/(Losses) [Realized and Unrealized] on Assets	(3,001,569)	(53,380,963)	(27,095,545)	(83,478,077)
Total Estimated Losses re Assets 1/1/07-2/27/08	(17,061,424)	(405,482,850)	(514,981,492)	(937,525,766)

Sources for "12 Months Ended 12/31/07": Funds' annual report dated June 30, 2007, Statements of Changes in Net Assets and Note. 7, and semi-annual reports dated December 31, 2006, and December 31, 2007, Statements of Changes in Net Assets and Note. 6; source for "Two Months 1/1/08-2/27/08": December 31, 2007 semi-annual report Note 10. The amounts shown for "12 Months Ended 12/31/07" are calculated using the data in the identified sources.

476. The losses on assets estimated in the preceding paragraph are the estimated damages incurred by each of the Funds.

477. The catastrophic decline in the Funds' assets under management during 2007

and 2008 threatens the very existence of the Funds. Because of their low assets under management, fixed expenses increase as a percentage of net asset value, threatening the Funds' economic viability.

478. With respect to any class action brought against the Company/Funds (e.g., the *Willis* and *Hartman* actions), derivative Plaintiffs seek damages from Defendants in an amount equal to any such damages obtained from the Company/Funds in any such class action.

479. With respect to any class action brought on behalf of shareholders of the Company/Funds but which does not assert claims against the Company/Funds (e.g., the *Atkinson* action), derivative Plaintiffs seek damages from Defendants in an amount equal to the difference between any damages obtained from the Defendants in any such class action and the amount of the loss or damages incurred by the Funds as measured in accordance with paragraphs 475-76 or as otherwise proven at trial.

480. In order to prevent an unjust windfall for the shareholders in the Funds on the date on which a recovery is obtained as a result of this litigation, derivative Plaintiffs seek a constructive trust to be imposed on any such recovery in favor of persons who, prior to such recovery, redeemed some or all of their shares in the Funds during the period July 1, 2007 through the date on which any settlement or judgment is paid to the Funds (the "Constructive Trust Period"), pursuant to which constructive trust a portion of the recovery shall be set aside for distribution to such persons, the amount of such portion to be in proportion to the ratio of the aggregate number of shares redeemed during the Constructive Trust Period to the aggregate number of shares outstanding on the date on which any settlement or judgment is paid to the Funds or as otherwise deemed fair and just by the Court.

PRAYER FOR RELIEF

WHEREFORE, derivative Plaintiffs, on behalf of the Company/Funds, pray for judgment against Defendants as follows:

A. Awarding the Company/Funds compensatory damages in an amount to be proven at trial;

B. Imposing a constructive trust on the Funds' recovery to prevent an unfair windfall to the Funds' then-current shareholders and to enable the recovery to be distributed to the Funds' current and former shareholders in a fair and equitable manner;

C. Awarding to the Company/Funds prejudgment interest in the manner and at the maximum rate where permitted by law;

D. Awarding to Plaintiffs costs and expenses of this litigation, including reasonable attorneys' fees and costs, including experts' fees and costs;

E. Declaring that no Defendant be allowed contribution or indemnification from the Funds; and

F. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated: March 28, 2008

APPERSON, CRUMP & MAXWELL, PLC

Charles D. Reaves, TNBPR122550
Jerome A. Broadhurst, TNBPR12529
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDER WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP
Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR DERIVATIVE PLAINTIFFS

END